Exhibit 99.1

NI 43-101 Technical Report on

Resources and Reserves

Yauricocha Mine

Yauyos Province, Peru

Effective Date: July 31, 2017

Report Date: November 10, 2017

Report Prepared for:

Sierra Metals, Inc. 79 Wellington Street West, Suite 2100 P.O. Box 157 Toronto, Ontario, M5K 1H1 Canada

Report Prepared by

SRK Consulting (U.S.), Inc.

1125 Seventeenth Street, Suite 600

Denver, CO 80202

SRK Project Number: 470200-190

Signed by Qualified Persons:

Matthew Hastings, MSc Geology, MAusIMM (CP), SRK Principal Consultant (Resource Geology)

Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng, SRK Senior Consultant (Mining Engineer)

Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)

Jeff Osborn, BEng Mining, MMSAQP, SRK Principal Consultant (Mining Engineer)

John Tinucci, PhD, PE, ISRM, SRK President/Practice Leader/Principal Consultant (Geotechnical Engineer)

Reviewed by:

Erik C. Ronald, MEng, PG, MAusIMM, SRK Principal Consultant (Resource Geology)

John Tinucci, PhD, PE, ISRM, SRK President/Practice Leader/Principal Consultant (Geotechnical Engineer)

Peter Clarke, BSc Mining, MBA, PEng, SRK Principal Consultant (Mining Engineer)

SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page ii

Table of Contents

1	Summary			1

	1.1	Property Description and Ownership		1

	1.2	Geology and Mineralization		1

	1.3	Status of Exploration, Development and Operations		1

	1.4	Mineral Processing and Metallurgical Testing		1

	1.5	Mineral Resource Estimate		2

	1.6	Mineral Reserve Estimate		3

	1.7	Mining Methods		4

		1.7.1	Mining	4

		1.7.2	Geotechnical	5

		1.7.3	Hydrogeology	6

	1.8	Recovery Methods		6

	1.9	Project Infrastructure		7

	1.10	Environmental Studies and Permitting		8

	1.11	Capital and Operating Costs		8

	1.12	Economic Analysis		9

	1.13	Conclusions and Recommendations		10

		1.13.1	Geology and Mineral Resources	10

		1.13.2	Mineral Processing and Metallurgical Testing	11

		1.13.3	Mineral Reserve Estimation and Mining Methods	11

		1.13.4	Geotechnical	12

		1.13.5	Recovery Methods	12

		1.13.6	Project Infrastructure	12

		1.13.7	Environmental Studies and Permitting	12

		1.13.8	Economic Analysis and Costs	14

2	Introduction			16

	2.1	Terms of Reference and Purpose of the Report		16

	2.2	Qualifications of Consultants (SRK)		16

	2.3	Details of Inspection		17

	2.4	Sources of Information		17

	2.5	Effective Date		18

	2.6	Units of Measure		18

3	Reliance on Other Experts			19

4	Property Description and Location			20

	4.1	Property Location		20

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	4.2	Mineral Titles		21

		4.2.1	Nature and Extent of Issuer’s Interest	23

	4.3	Royalties, Agreements and Encumbrances		23

		4.3.1	Debt	23

		4.3.2	Royalties and Special Taxes	24

	4.4	Environmental Liabilities and Permitting		24

	4.5	Other Significant Factors and Risks		25

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			26

	5.1	Topography, Elevation and Vegetation		26

	5.2	Accessibility and Transportation to the Property		26

	5.3	Climate and Length of Operating Season		26

	5.4	Sufficiency of Surface Rights		27

	5.5	Infrastructure Availability and Sources		27

		5.5.1	Power	27

		5.5.2	Water	27

		5.5.3	Mining Personnel	27

		5.5.4	Potential Tailings Storage Areas	27

		5.5.5	Potential Waste Disposal Areas	27

		5.5.6	Potential Processing Plant Sites	27

6	History			28

	6.1	Prior Ownership and Ownership Changes		28

	6.2	Exploration and Development Results of Previous Owners		28

	6.3	Historic Mineral Resource and Reserve Estimates		29

	6.4	Historic Production		31

7	Geological Setting and Mineralization			32

	7.1	Regional Geology		32

	7.2	Local Geology		33

	7.3	Significant Mineralized Zones		38

8	Deposit Type			39

	8.1	Mineral Deposit		439

	8.2	Geological Model		39

9	Exploration			40

	9.1	Relevant Exploration Work		40

	9.2	Sampling Methods and Sample Quality		40

	9.3	Significant Results and Interpretation		40

10	Drilling and Channel Sampling			41

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	10.1	Type and Extent		41

	10.2	Procedures		43

		10.2.1	Drilling	43

		10.2.2	Channel Sampling	44

	10.3	Interpretation and Relevant Results		44

11	Sample Preparation, Analysis and Security			45

	11.1	Security Measures		45

	11.2	Sample Preparation for Analysis		45

		11.2.1	Chumpe Laboratory	45

		11.2.2	ALS Minerals	46

	11.3	Sample Analysis		47

		11.3.1	Chumpe Laboratory	47

		11.3.2	ALS Minerals Laboratory	47

	11.4	Quality Assurance/Quality Control Procedures		48

		11.4.1	Standards	48

		11.4.2	Blanks	52

		11.4.3	Duplicates (Check Samples)	52

		11.4.4	Actions	54

		11.4.5	Results	54

	11.5	Opinion on Adequacy		55

12	Data Verification			56

	12.1	Procedures		56

	12.2	Limitations		56

	12.3	Opinion on Data Adequacy		56

13	Mineral Processing and Metallurgical Testing			57

	13.1	Testing and Procedures		57

	13.2	Recovery Estimate Assumptions		57

14	Mineral Resource Estimate			60

	14.1	Drillhole/Channel Database		60

	14.2	Geologic Model		60

		14.2.1	Mina Central	61

		14.2.2	Esperanza	62

		14.2.3	Mascota	64

		14.2.4	Cuye	65

		14.2.5	Cachi-Cachi	66

		14.2.6	Cuerpos Pequenos	67

		14.2.7	Geology Model as Resource Domains	68

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	14.3	Assay Capping and Compositing		69

		14.3.1	Outliers	69

		14.3.2	Compositing	72

	14.4	Density		75

	14.5	Variogram Analysis and Modeling		75

	14.6	Block Model		85

	14.7	Estimation Methodology		86

	14.8	Model Validation		92

		14.8.1	Visual Comparison	92

		14.8.2	Comparative Statistics	94

		14.8.3	Histogram Comparison	97

		14.8.4	Swath Plots	99

	14.9	Resource Classification		101

	14.10	Depletion		104

	14.11	Mineral Resource Statement		106

	14.12	Mineral Resource Sensitivity		111

	14.13	Relevant Factors		115

15	Mineral Reserve Estimate			116

	15.1	Estimation Methodology		116

	15.2	Modifying Factors		116

		15.2.1	Mining Recovery	117

		15.2.2	Dilution	118

		15.2.3	Grade Adjustment	118

		15.2.4	Net Smelter Return	119

		15.2.5	Cut-off Estimation	119

	15.3	Reserve Estimate		120

	15.4	Relevant Factors		123

16	Mining Methods			124

	16.1	Mine Access and Materials Handling		125

	16.2	Current Mining Methods		127

	16.3	Mine Method Design		127

	16.4	Mine Method Parameters		130

	16.5	Parameters Relevant to Mine or Pit Designs and Plans		130

		16.5.1	Geotechnical	130

		16.5.2	Hydrogeology and Hydrology	142

	16.6	Stope Optimization		148

	16.7	Mine Productivity		148

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	16.8	Mine Production Schedule		149

	16.9	Mine Development		150

	16.10	Waste and Stockpile Design		151

	16.11	Mine Equipment		152

	16.12	Mine Ventilation		152

17	Recovery Methods			156

	17.1	Operational Results		156

		17.1.1	Polymetallic Circuit	156

		17.1.2	Oxide Circuit	158

	17.2	Processing Methods		160

	17.3	Plant Design and Equipment Characteristics		164

	17.4	Consumable Requirements		165

18	Project Infrastructure			166

	18.1	Access, Roads, and Local Communities		168

	18.2	Process Support Facilities		168

	18.3	Mine Infrastructure – Surface and Underground		169

		18.3.1	Underground Access and Haulage	169

		18.3.2	New Yauricocha Shaft	170

		18.3.3	Central Shaft and Central Incline Shaft	170

		18.3.4	Mascota Shaft	170

		18.3.5	Cachi-Cachi Shaft	170

		18.3.6	Subsidence in Central and Mascota Zones	170

		18.3.7	New Yauricocha Waste Handling Shaft	171

		18.3.8	Tunnel Haulage	171

		18.3.9	Esperanza Orebody Access	171

		18.3.10	Ventilation	171

	18.4	Additional Support Facilities		172

	18.5	Water Systems		172

		18.5.1	Water Supply	172

		18.5.2	Potable Water	172

		18.5.3	Service Water	172

		18.5.4	Water Treatment	173

	18.6	Energy Supply and Distribution		173

		18.6.1	Power Supply and Distribution	173

		18.6.2	Compressed Air	173

		18.6.3	Fuel	174

	18.7	Tailings Management Area		174

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		18.7.1	Stage 4 Design	174

		18.7.2	Expansion of Tailings Dam (Stage 5 and 6)	179

	18.8	Waste Rock Storage		181

	18.9	Other Waste Handling		181

	18.10	Logistics		181

	18.11	Off-Site Infrastructure and Logistics Requirements		181

	18.12	Communications and Security		181

19	Market Studies and Contracts			182

20	Environmental Studies, Permitting and Social or Community Impact			183

	20.1	Required Permits and Status		183

		20.1.1	Required Permits	183

		20.1.2	State of Approved Permits	183

	20.2	Environmental Study Results		190

	20.3	Environmental Issues		193

	20.4	Operating and Post Closure Requirements and Plans		195

	20.5	Post-Performance or Reclamations Bonds		195

	20.6	Social and Community		196

		20.6.1	Agreements	196

		20.6.2	Assistance to Santo Domingo de Laraos Community	199

	20.7	Mine Closure		199

	20.8	Reclamation Measures During Operations and Project Closure		200

		20.8.1	Reclamation Measures during Operations and Project Closure	200

		20.8.2	Temporary Closure	200

		20.8.3	Progressive Closure	201

		20.8.4	Final Closure	203

	20.9	Closure Monitoring		205

	20.10	Post-Closure Monitoring		205

	20.11	Reclamation and Closure Cost Estimate		207

21	Capital and Operating Costs			208

	21.1	Capital Costs		208

	21.2	Operating Costs		211

22	Economic Analysis			212

	22.1	Assumptions External to Project		212

	22.2	Commercial Assumptions		212

	22.3	Taxes, Royalties and Other Interests		212

	22.4	Production Assumptions		213

	22.5	Analysis Conclusions		216

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23	Adjacent Properties			218

24	Other Relevant Data and Information			219

25	Interpretation and Conclusions			220

	25.1	Geology and Exploration		220

	25.2	Mineral Resource Estimate		220

	25.3	Mineral Processing and Metallurgical Testing		221

	25.4	Mineral Reserve Estimate		221

	25.5	Mining Methods		221

		25.5.1	Mining	221

		25.5.2	Geotechnical	222

		25.5.3	Hydrology	222

	25.6	Recovery Methods		223

	25.7	Infrastructure		223

	25.8	Environmental Studies and Permitting		223

	25.9	Capital and Operating Costs		224

	25.10	Economic Analysis		225

	25.11	Foreseeable Impacts of Risks		226

26	Recommendations			227

	26.1	Recommended Work Programs		227

		26.1.1	Geology and Mineral Resource Estimation	277

		26.1.2	Mineral Reserve Estimation and Mining Methods	228

		26.1.3	Geotechnical	228

		26.1.4	Infrastructure	229

		26.1.5	Recovery Methods	229

		26.1.6	Environmental Studies and Permitting	229

		26.1.7	Economic Analysis and Costs	229

	26.2	Recommended Work Program Costs		230

27	References			231

28	Glossary			235

	28.1	Mineral Resources		235

	28.2	Mineral Reserves		235

	28.3	Definition of Terms		236

	28.4	Abbreviations		237

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List of Tables

Table 1-1: Consolidated Yauricocha Mine Mineral Resource Statement as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)	3

Table 1-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of July 31, 2017– SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)	4

Table 1-3: Yauricocha Ore Processing and Concentrate Production for 2017 January to September	6

Table 1-4: Closure Plan - Results of the Updated Cost Analysis (US$)	8

Table 1-5: Capital Summary (US$000’s)	9

Table 1-6: Operating Cost Summary (US$000’s)	9

Table 1-7: Unit Operating Cost Summary (US$/t)	9

Table 1-8: Closure Plan - Results of the Updated Cost Analysis (US$)	13

Table 1-9: Closure Plan – Summary of Investment per Year (US$)	13

Table 1-10: Closure Plan - Annual Calendar for Guarantee Payment	14

Table 2-1: Site Visit Participants	17

Table 4-1: Royalty and Special Tax Scale	24

Table 6-1: Prior Exploration and Development Results	29

Table 6-2: Historic Mineral Resource and Reserve Estimates	30

Table 6-3: Historic Yauricocha Production	31

Table 10-1: Yauricocha Exploration and Development Drilling	41

Table 11-1: Chumpe LLOD’s	47

Table 11-2: ALS Minerals LLOD’s	48

Table 11-3: CRM Expected Means and Tolerances	49

Table 11-4: CRM Performance Summary – ALS Minerals	50

Table 11-5: CRM Performance Summary – Chumpe Lab	51

Table 11-6: Blank Failures	52

Table 11-7: Lower Limits of Detection for Yauricocha Laboratories	52

Table 11-8: Check Duplicate Statistics	53

Table 13-1: Yauricocha Metallurgical Performance, January to September 2017	58

Table 13-2: Concentrate Sales – 2017 January to August	59

Table 14-1: Mean Grades by Area	68

Table 14-2: Summary of Resource Domains in Geologic Models	69

Table 14-3: Example Capping Analysis – Esperanza Ag	72

Table 14-4: Capping Limits for Resource Areas	72

Table 14-5: Composite Lengths by Domain/Area	74

Table 14-6: Density Assignments by Area	75

Table 14-7: Variogram Models by Area	83

Table 14-8: Domain and Area Codes for Block Models	85

Table 14-9: Block Model Parameters	86

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Table 14-10: Estimation Parameters	87

Table 14-11: Sample Selection Criteria for Cachi-Cachi	91

Table 14-12: Mina Central Statistical Comparison	95

Table 14-13: Esperanza Statistical Comparison	95

Table 14-14: Cuye Statistical Comparison	95

Table 14-15: Masota PbAg Ox Statistical Comparison	95

Table 14-16: Mascota CuOx Statistical Comparison	96

Table 14-17: Mascota PbAg Low-Grade Statistical Comparison	96

Table 14-18:Mascota Polymetallic Sulfide Statistical Comparison	96

Table 14-19: Elissa Statistical Comparison	96

Table 14-20: CSM Statistical Comparison	90

Table 14-21: Gallito Statistical Comparison	97

Table 14-22: Butz Statistical Comparison	97

Table 14-23: Unit Value Price Assumptions	106

Table 14-24: Metallurgical Recovery Assumptions	107

Table 14-25: Unit Value Cut-off by Mining Method and Area (US$/t)	107

Table 14-26: Consolidated Yauricocha Mine Mineral Resource Statement as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)	108

Table 14-27: Individual Mineral Resource Statement for Yauricocha Mine Areas as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)	109

Table 15-1: Mining Recovery Factors	117

Table 15-2: Dilution Factors	118

Table 15-3: Grade Adjustment Factors	118

Table 15-4: Unit Value Metal Price Assumptions	119

Table 15-5: Metallurgical Recoveries (1)	119

Table 15-6: Percent Payable	119

Table 15-7: Economic and Marginal Cut-offs by Mining Method (US$/t)	120

Table 15-8: Yauricocha Mine Consolidated Mineral Reserve Statement as of July 31, 2017– SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)	120

Table 15-9: Individual Mineral Reserve Statement for Yauricocha Mine Areas as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)	121

Table 16-1: Intact Rock Tests	132

Table 16-2: Summary of Laboratory Testing Results	132

Table 16-3: Structural Domains Yauricocha Mine	138

Table 16-4: RMR89, Yauricocha 2015	139

Table 16-5: GSI, Yauricocha 2015	140

Table 16-6: Stope Optimization Software Inputs	148

Table 16-7: Reported Mine and Mill Production, 2012 to 2017 (Q1-Q3)	148

Table 16-8: Yauricocha LoM Production Plan - Polymetallic Sulfide Ore	149

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Table 16-9: Yauricocha LoM Production Plan – Lead Oxide Ore	150

Table 16-10: Yauricocha’s LoM Development Schedule	151

Table 16-11: Major Underground Mining Equipment	152

Table 16-12: Yauricocha Mine Vent Intake and Exhaust Capacities	155

Table 17-1: Yauricocha Polymetallic Circuit, 2013 to 2016 Performance	157

Table 17-2: Yauricocha Oxide Circuit, 2013 to 2016 Performance	159

Table 17-3: Yauricocha Oxide Circuit, 2017 January to September	159

Table 17-4: Yauricocha Plant, Major Process Equipment	164

Table 17-5: Polymetallic Circuit – Consumables	165

Table 18-1: Makeup Water Source and Use	172

Table 18-2: Chumpe Diesel Storage Capacity (Gallons and Liters)	174

Table 18-3: Yauricocha Location Diesel Storage Capacity (Gallons and liters)	174

Table 18-4: Yauricocha GI Stability Analysis for Stages 4, 5, 6, and 7.	180

Table 18-5: Yauricocha Key Design Elements for Stages 5, 6, and 7.	180

Table 18-6: Yauricocha Summary Design Results for Stages 5, 6, and 7.	180

Table 19-1: Metal Prices	182

Table 20-1: Approved Operation and Closure Permits	184

Table 20-2: Closure Plan - Annual Calendar for Guarantee Payment	196

Table 20-3: Annual Agreements per Communities 2013 - 2016 – Summary	197

Table 20-4: 2016´s Community Relations Annual Plan Investment	199

Table 20-5: Assistance to Santo Domingo de Laraos Community - Summary	199

Table 20-6: Closed Components	203

Table 20-7: Post Closure Social Program Monitoring	206

Table 20-8: Closure Plan - Results of the Updated Cost Analysis (US$)	207

Table 20-9: Closure Plan – Summary of Investment per Year (US$)	207

Table 21-1: Projection of Development Meters	209

Table 21-2: Development Cost	210

Table 21-3: Capital Summary (US$000’s)	210

Table 21-4: Operating Cost Summary (US$000’s)	211

Table 21-5: Unit Operating Cost Summary (US$/t)	211

Table 21-6: Mining Cost Detail (US$/t)	211

Table 22-1: Metal Prices	212

Table 22-2: Yauricocha Royalty Rates	213

Table 22-3: Mine Production Summary	214

Table 22-4: Plant Feed Summary	214

Table 22-5: Lead Concentrate Production Summary	215

Table 22-6: Zinc Concentrate Production Summary	215

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Table 22-7: Copper Concentrate Production Summary	215

Table 22-8: Concentrate NSR Terms	216

Table 25-1: Closure Plan - Results of the Updated Cost Analysis (US$)	223

Table 25-2: Closure Plan – Summary of Investment per Year (US$)	224

Table 25-3: Closure Plan - Annual Calendar for Guarantee Payment	224

Table 25-4: Capital Summary (US$000’s)	224

Table 25-5: Operating Cost Summary (US$000’s)	225

Table 25-6: Unit Operating Cost Summary (US$/t)	225

Table 26-1: Summary of Costs for Recommended Work	230

Table 28-1: Definition of Terms	236

Table 28-2: Abbreviations	237

List of Figures

Figure 1-1: Metal Contribution to Revenue	10

Figure 4-1: Yauricocha Location Map	21

Figure 4-2: Yauricocha Mineral Title Map	22

Figure 7-1: Local Geology Map	36

Figure 7-2: Geologic Map of Yauricocha Mine Area	37

Figure 10-1: Extent of Drilling and Sampling	42

Figure 11-1: Coarse Duplicate Ag Analyses	53

Figure 11-2: Coarse Duplicate Zn Analyses	54

Figure 14-1: Example of Mina Central Model	62

Figure 14-2: Example of Esperanza Model	63

Figure 14-3: Cross section of Esperanza Model	64

Figure 14-4: Example of Mascota Model	65

Figure 14-5: Cuye Model (2017) in Context with Other Areas	66

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Figure 14-6: Example of Cachi-Cachi Models	67

Figure 14-7: Log Probability Plot for Capping Analysis – Esperanza Ag	71

Figure 14-8: Sample Length Histogram – Mina Central	73

Figure 14-9: Length vs. Ag Plot – Esperanza	74

Figure 14-10: Downhole Variogram – Mina Central Zn	77

Figure 14-11: Directional Variogram – Mina Central Zn Major	78

Figure 14-12: Directional Variogram – Mina Central Zn Semi-Major	79

Figure 14-13: Directional Variogram – Mina Central Zn Minor	80

Figure 14-14: Continuity Model and Ellipsoid – Mina Central Zn	81

Figure 14-15: Omni-directional Variogram – Esperanza Ag	82

Figure 14-16: Example of LVA for Mina Central Area	89

Figure 14-17: Visual Block to Composite Comparison – Mina Central	93

Figure 14-18: Visual Block to Composite Comparison - Esperanza	93

Figure 14-19: Visual Block to Composite Comparison – Mascota	94

Figure 14-20: Example of Comparison Histograms for Mina Central	98

Figure 14-21: Esperanza Swath Plots (Cu)	100

Figure 14-22: Example of Scripted Classification for Esperanza	102

Figure 14-23: Example of Scripted Classification for Mina Central	103

Figure 14-24: Example of Manual Classification at Angelita	104

Figure 14-25: Example of Mining Depletion in Block Models – Mina Central	105

Figure 14-26: Mina Central Grade Tonnage Chart	111

Figure 14-27: Esperanza Grade Tonnage Chart	112

Figure 14-28: Mascota Grade Tonnage Chart	113

Figure 14-29: Cachi-Cachi Grade Tonnage Chart	114

Figure 14-30: Cuerpos Pequenos Grade Tonnage Chart	115

Figure 16-1: Yauricocha Mine Showing Mining Areas (Plan View)	124

Figure 16-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)	126

Figure 16-3: Typical Sub-level Cave Layout, 870 Level - Piso 12 in Antacaca Sur (Plan View)	128

Figure 16-4: Isometric View of Drawpoints in Mina Central (Looking West)	129

Figure 16-5: Schematic Showing Cut and Fill Mining in Elissa Orebody (Long Section)	129

Figure 16-6: Comparison of UCS, Different Materials at Yauricocha Mine	133

Figure 16-7: Major Structural Lineaments	135

Figure 16-8: 3D Mine Scale Structural Model, Cross Section Mascota Area	136

Figure 16-9: Isometric View of the Structural Domains, Yauricocha Mine	137

Figure 16-10: Conceptual Geotechnical Rock Mass Model	140

Figure 16-11: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore	149

Figure 16-12: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore	150

Figure 16-13: Zone III Ventilation Isometric View	153

Figure 16-14: Zone II and Zone V Ventilation Isometric View	154

Figure 17-1: Yauricocha Polymetallic Circuit, Concentrate Output	158

Figure 17-2: Yauricocha Oxide Circuit, Concentrate Output	160

Figure 17-3: Yauricocha Block Flow Diagram	161

Figure 17-4: Flowsheet Polymetallic Plant	162

Figure 17-5: Flowsheet Oxide Plant	163

Figure 18-1: Project Infrastructure Location	167

Figure 18-2: Routes from Lima to the Project	168

Figure 18-3: Mining Area Infrastructure	169

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Figure 18-4: Stage 4 Tailings Storage Facility As-built Drawing	175

Figure 18-5: Piezometer Location in Stage 4 Tailings Storage Facility	177

Figure 18-6: Terramesh As-built Drawings	178

Figure 22-1: Metal Contribution to Revenue	217

Figure 25-1: Metal Contribution to Revenue	226

Appendices

Appendix A: Certificates of Qualified Persons

Appendix B: Longitudinal Section Showing Yauricocha Life of Mine Plan August 2017-2026

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1	Summary

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. The purpose of this report is to present the Mineral Resource and Reserve estimates, and economic evaluation for the Project.

1.1	Property Description and Ownership

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (SMCSA or Minera Corona) ownership since 2002, and has operated historically since 1948. Sierra Metals, Inc. purchased 82% of SMCSA in 2011.

1.2	Geology and Mineralization

The Yauricocha Mine features a number of mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular manto-style deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of Ag, Cu, Pb and Zn, with local Au to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides, but is locally oxidized to significant depths or relate to more Cu-rich bodies.

1.3	Status of Exploration, Development and Operations

The Yauricocha Mine is concurrently undertaking exploration, development and operations. Exploration is ongoing near the mine, and is supported predominantly by drilling and exploration drifting. Development of new or current mining areas is underway, and will continue for the foreseeable future. The mine is also currently producing multiple types of concentrate from several underground mine areas.

1.4	Mineral Processing and Metallurgical Testing

Yauricocha is consistently producing commercial quality copper concentrate, zinc concentrate, and lead concentrate. The lead concentrate produced in the oxide plant, because of its small tonnage and/or lower grades is blended in the plant with the one produced from the polymetallic circuit to generate a lead concentrate of commercial quality. Table 1-1 shows results for the 2017 January to September period.

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Table 1-1: Yauricocha Metallurgical Performance, January to September 2017

Processing Circuit	Stream	Tonnes	Concentrate Grade					Recovery (%)
			Au	Ag	Pb	Cu	Zn	Au	Ag	Pb	Cu	Zn
			(g/t)	(Oz/ton)	(%)	(%)	(%)
Polymetallic	Fresh Ore	726,254	0.55	2.1	1.6	0.6	3.9	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	11,198	2.97	31.0	2.6	27.2	7.3	8.4	23.0	2.5	66.2	2.9
	Pb Concentrate	17,525	1.77	37.6	57.4	2.3	5.4	7.8	43.7	87.4	8.8	3.3
	Zn Concentrate	49,222	0.43	3.4	0.9	1.3	51.4	5.3	11.0	3.8	14.3	89.5
Oxide	Fresh Ore	6,669	0.20	6.1	4.5	0.2	5.8	100.0	100.0	100.0	100.0	100.0
	Pb Concentrate	109	2.16	67.9	33.9	5.5	16.3	17.9	18.1	12.3	53.5	4.6
	Pb Oxide Concentrate	233	0.65	37.6	53.1	0.9	3.3	14.1	26.1	46.7	38.4	2.1
	Fresh Ore	21,715	0.30	1.4	1.3	5.3	3.8	100.0	100.0	100.0	100.0	100.0
	Cu Oxide Concentrate	2,872	0.83	3.4	3.0	21.8	4.8	36.9	32.4	30.0	53.8	17.0
	Fresh Ore	2,632	0.34	2.2	0.9	1.4	2.2	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	148	0.89	17.8	9.2	19.9	20.6	14.9	45.7	56.2	79.2	53.5

Source: SRK, 2017

Silver is preferably recovered with the lead concentrates, that when combined, account for approximately 43% of the total silver recovered at Yauricocha. Copper concentrate recovers approximately 23% of the silver, and zinc concentrate recovers 10%. The overall silver recovery at Yauricocha totaled 76% during the first nine months of 2017.

Yauricocha’s metallurgical laboratory has been testing samples from multiple sources, including polymetallic material from Esperanza, Cuerpo Contacto Occidental, from Mina Mario among others. In most of the cases the metallurgical test’s results show good amenability to conventional processing and potential to achieve commercial quality concentrates. Some samples show arsenic presence, while others achieve lower concentrate grades because their high oxides content. In all the cases the laboratory personnel are continuously investigating improved process conditions for the new sources.

1.5	Mineral Resource Estimate

The understanding of the geology and mineralization at Yauricocha is based on a combination of geologic mapping, drilling and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive quality assurance/quality control (QA/QC) methods and more modern practices for drilling and sampling. SRK notes that the majority of the remaining resources in areas such as Mina Central and Cachi-Cachi are supported by modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

SRK notes that the geological modeling procedures currently implemented by the Yauricocha geologists are significantly different than that used in previous years, and are now based on implicit modeling through Aranz’s Leapfrog® Geo 3D geology modeling software. This is consistent with industry best practice, and SRK notes that there are significant advances in the detail and extent of geological modeling for the majority of the orebodies. Of particular note for 2017 is the improvement in the ability to model various ore types, some of which were previously excluded from reporting. The distinction between oxide/sulfide, polymetallic/copper/Pb/Ag is complex, and can be more readily modeled with the application of new implicit modeling tools.

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The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel. The resource estimations presented herein have been conducted by SRK as independent consultants using supporting data generated by the site. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques, and are based on information from drilling and development. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drilling and channel samples, applying industry-standard estimation methodology. Mineral Resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

The July 31, 2017 consolidated audited Mineral Resource statement for the Yauricocha Mine is presented in Table 1-1. The detailed and individual tables for the Yauricocha areas are presented in Section 14 of this report.

Table 1-1: Consolidated Yauricocha Mine Mineral Resource Statement as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)

Class	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Density
Measured	3,094	69.97	0.79	1.72	1.23	3.20	3.74
Indicated	10,112	59.91	0.60	1.46	0.83	2.67	3.80
Measured + Indicated	13,206	62.26	0.65	1.52	0.92	2.79	3.79
Inferred	6,632	43.05	0.55	1.19	0.47	2.16	3.71
(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral Resources are reported at unit value cut-off grades (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).
*	Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).
**	Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.
(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41 and US$48.

1.6	Mineral Reserve Estimate

The Mineral Reserve Statement presented herein has been prepared for public disclosure.

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

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The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

SRK notes that the reserve estimation procedures currently implemented by the Yauricocha mine planning personnel are different than that used in previous years and are consistent with industry best practice. The reserve estimation is now based on stope designs using the geology block models and stope optimization software, Mineable Shape Optimizer (MSO). The development design and schedule are based on the mine design tools in the Studio 5DPTM and scheduling software EPSTM.

The Yauricocha Mineral Reserve Estimate is comprised of the Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas. The July 31, 2017 consolidated Mineral Reserve Statement for the Yauricocha Mine is presented in Table 1-2. The detailed and individual tables for the Yauricocha mining areas are presented in Section 15 of this report.

Table 1-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of July 31, 2017– SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)

Area	Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Total	Proven	1,836	46.62	0.64	1.08	0.84	2.59	2752.2	37.7	19,805.7	15,347.9	47,630.5
	Probable	7,081	48.75	0.49	1.23	0.75	2.38	11100.0	111.9	86,955.1	53,222.4	168,869.1
	P+P	8,917	48.32	0.52	1.20	0.77	2.43	13852.1	149.6	106,760.8	68,570.3	216,499.6
(1)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.
(3)	Mineral Reserves are reported at unit value CoG’s based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.
*	Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).
**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.
***	Grade adjustment factors are based on historical mine to mill reconciliation, and are variable by mining area.
(4)	The mining costs are based on historical actual costs and are variable by mining method.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.
(6)	The unit value CoG’s are variable by mining area and proposed mining method. The economic CoG ranges from US$56 to US$63.

1.7	Mining Methods

1.7.1	Mining

The primary mining method at Yauricocha is sub-level caving supplemented by a minor amount of overhand cut and fill. The mine production areas are grouped into six mining areas: Mina Central, Esperanza, Mascota, Cuye, Cachi-Cachi, and Cuerpos Pequenos.

Polymetallic sulfide ore accounts for more than 99% of the material mined at Yauricocha. Material classified as lead oxide can also be encountered, but is a minor component of the overall tonnages in the reserves estimate.

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The mine is accessed by two shafts, Central Shaft and Mascota Shaft, or the Túnel Klepetko (Klepetko Tunnel). Ore and waste is transported via Klepetko Tunnel at 720 level (elevation 4,165 masl) which runs east-northeast from the mine towards the mill and concentrator.

Mine production at Yauricocha is currently an average of 3,100 t/d with planned annual production of 1.08 million tonnes per year (Mt/y).

The Yauricocha Shaft is under construction which will provide access down to 1370 level and is expected to be in production mid-year 2020. Additionally, the Yauricocha Tunnel project, expected to be completed for use July 2018, will provide additional flexibility for hauling material to the Chumpe Mill.

1.7.2	Geotechnical

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (ore) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. SRK has confirmed that these activities comply with international standards and industry best practices.

The Yauricocha geotechnical model prepared by SRK in conjunction with Yauricocha (SRK, 2015) has been updated and no significant changes on the rock mass conditions have been reported by the mine staff.

The geotechnical model includes a major fault model, rock mass model, rock mass strength model, rock mass characterization, and granular material (ore) classifications. The geotechnical data was obtained from underground traverse mapping, core logging, laboratory tests, shafts inspections, and outcrop mapping. SRK’s geotechnical QP has reviewed and confirmed that the activities and data collected comply with international standards and industry best practices.

Mudflows are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level or an elevation of 4,040 to 4,057 masl (Antacaca and Catas ore bodies) and the 870 level or an elevation of 4,010 to 4,093 masl (Rosaura and Antacaca Sur ore bodies). All of the recorded mudflows have been located within ore bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation.

In SRK’s opinion the amount and quality of data is adequate for supporting the current mine design.

Subsidence analyses has demonstrated a reasonable understanding of mechanisms leading to the observed underground and surface subsidence and cracking disturbance.

The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

SRK did not have access to the 2017 updated geotechnical database and relies on the information described by the mine personnel, who indicate that no significant geotechnical changes have been observed since July 2016.

Even though SRK endorses the current mine deigns, Sierra Metals needs to conduct further investigations to determine the effect of the current as-built excavations on the stability of the future mine excavations. SRK recommends that Sierra Metals conduct numerical simulations to determine the optimal mining sequence to reduce the mine induced stresses effect on the new mine stability areas to guarantee successful mining plan.

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1.7.3	Hydrogeology

Hydrogeological work has been conducted at the mine by GeoLogic (2014), Hydro-Geo Consultores (2010) and Geoservice Ingenieria (2008). This work has focused on characterizing the regional surface and groundwater regimes as influenced by the mining operations. Data has been collected on levels, from pump tests, tracer tests and surface water weirs. The drainage program is on-going in Mina Central with local programs in Cachi-Cachi.

The interpretation of groundwater data provides an understanding of primarily regional groundwater response to mining. SRK has not had the opportunity to review this data because the information is still being gathered and a groundwater model is being evaluated. Integration of both the geotechnical and hydrogeology models will be conducted once the hydrogeology model is completed.

Dewatering of the immediate hangingwall has improved inflow conditions at drawpoints. Continued dewatering will help to improve stability of the rock mass near the drawpoints. The drainage galleries appear to be effective, but additional drain holes will be required to remove water from the immediate hangingwall intrusives as mining progresses to depth.

1.8	Recovery Methods

Yauricocha’s conventional processing plant consists of two parallel processing lines, one for polymetallic sulfide ore, and one for oxide ore. Each circuit’s unit processes include a crushing stage, grinding, multi-stage differential flotation, and thickening and filtration.

The polymetallic circuit has a nominal capacity of 2,500 t/d, and during the 2017 January to September period the polymetallic circuit operated on average at 2,653 t/d. The oxide circuit has a nominal capacity of 600 t/d, and is currently underutilized due to supply shortage of oxide minerals. The oxide circuit’s average throughput during 2017 is approximately 113 t/d.

Approximately 11% of the fresh feed is recovered into concentrates. During the 2017 January to September period the concentrate production totaled 81,306 t of which 49,222 t was zinc concentrate, 14,217 t was copper concentrate, and the combined lead concentrate totaled 17,867 t (Table 1-3). All concentrates are trucked off site.

Table 1-3: Yauricocha Ore Processing and Concentrate Production for 2017 January to September

Processing Circuit	Stream	Tonnes	Throughput t/d (@365d/y)

Polymetallic	Fresh Ore	726,254	2,653
	Cu Concentrate	11,198	41
	Pb Concentrate	17,525	64
	Zn Concentrate	49,222	180
Oxide	Fresh Ore	6,669	24.36
	Pb Concentrate	109	0.40
	Pb Oxide Concentrate	233	0.85
	Fresh Ore	21,715	79.33
	Cu Oxide Concentrate	2,872	10.49
	Fresh Ore	2,632	9.61
	Cu Concentrate	148	0.54

Source: SRK 2017

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1.9	Project Infrastructure

The Project is a mature producing mine and mill, with all required infrastructure in place and functional. The Project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site with approximately 500 being employees and 1,200 being contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF. The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, powder and primer magazines, underground shops, and diesel and lubrications storage. The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from Ococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. 12.75 MVA is the current load with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is being expanded to approximately 20 MVA in 2018. A compressed air system is used underground with an additional 149 KW compressor system being added in 2018 and diesel is used in the diesel equipment on-site and in the 895 kW backup generator.

The site has permitted systems for handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has capacity for 11 months at the current production levels. The TSF will be expanded with another lift in 2018 to provide another three years of capacity. The three additional stages, including the 2018 lift, will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper, and it is recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

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Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

1.10	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a current capacity of 3,000 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others, as well as a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA’s only principal environmental management tool is the Environmental Adjustment and Management Plan (PAMA) of the Yauricocha Production Unit (Centromin, 1997), which has the category of an environmental certification similar as an environmental impact assessment.

SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorial Resolution N° 242-2015-MINEM-DGAAM).

If seeking any expansion it is likely that a detailed environmental and social impact assessment for the Accumulación Yauricocha Unit will have to be prepared in coordination with SENACE (Peruvian national service for environmental certification). Closure Plan costs are presented in Table 1-4.

Table 1-4: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.10	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

1.11	Capital and Operating Costs

Based on average mining/processing rate of 2,587 t/d and a maximum rate of 3,288 t/d, the Yauricocha reserves should support the project until the end of the first quarter of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 1-5.

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Table 1-5: Capital Summary (US$000’s)

Description	Total	2018	2019	2020	2021	2022	2023
Mine Development	13,203	1,683	3,840	3,840	3,840	0	0
Equipment Sustaining	20,324	4,794	3,806	3,806	3,806	1,806	2,306
Concentrator Plant	3,046	546	500	500	500	500	500
Tailings Dam	7,498	2,046	0	2,958	0	2,494	0
Pumping System	4,500	500	800	800	800	800	800
Mine Camp	2,840	2,540	60	60	60	60	60
Cross cuts (Esperanza 1070 lv)	2,350	2,350	0	0	0	0	0
Ventilation	2,200	1,800	80	80	80	80	80
Environmental	1,188	188	200	200	200	200	200
Other	1,134	1,134	0	0	0	0	0
Yauricocha Tunnel	2,913	2,913	0	0	0	0	0
Yauricocha Shaft	28,491	11,517	12,961	4,013	0	0	0
Total Capital	$89,688	$32,012	$22,247	$16,257	$9,286	$5,940	$3,946

Source: Sierra Metals, 2017

The Project’s operating costs were estimated using a first principles approach and are based on current site specific data. Table 1-6 and Table 1-7 present the summary of total operating costs and the summary of unit operating costs.

Table 1-6: Operating Cost Summary (US$000’s)

Area	Total	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	356,159	53,898	50,691	45,482	45,982	48,707	46,664	32,363	18,994	13,377
Plant	87,403	10,411	10,411	10,411	11,568	11,568	11,568	8,023	6,110	7,332
G&A	31,269	4,235	4,235	4,235	4,235	4,235	4,235	2,956	1,656	1,244
Total	31,269	68,544	65,338	60,128	61,785	64,511	62,468	43,342	26,761	21,953

Source: Sierra Metals, 2017

Table 1-7: Unit Operating Cost Summary (US$/t)

Area	Average	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	41.91	49.91	46.94	42.11	38.32	40.59	38.89	38.64	40.48	37.95
Plant	10.28	9.64	9.64	9.64	9.64	9.64	9.64	9.58	13.02	20.80
G&A	3.68	3.92	3.92	3.92	3.53	3.53	3.53	3.53	3.53	3.53
Total	55.87	63.47	60.50	55.67	51.49	53.76	52.06	51.75	57.04	62.28

Source: Sierra Metals, 2017

1.12	Economic Analysis

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue. Figure 1-1 presents a graphical representation of each metals contribution to the Project’s revenue.

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

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 Source: SRK, 2017

Figure 1-1: Metal Contribution to Revenue

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza, Cuye, and other areas will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine.

The current QA/QC program is aggressive and should be providing increased confidence in the quality of the analytical data. Unfortunately, the results of the standards submitted to both ALS and the Chumpe laboratories continue to show significant failures which could be related to a number of factors that may be out of the control of the laboratory.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, but that there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all of the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

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SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, and that material changes have been made in the practices of sampling and downhole deviation measurement which improve confidence in the new drilling.

The procedures used for estimating the Mineral Resources at the mine (i.e. Minera Corona) are in development and are far more advanced than previous years. SRK noted some unusual approaches with the sample selection criteria and search distances that yielded reasonable results but that could be refined. For example, the sample selection criteria were locally very restrictive and search distances very limited, and could be improved through more detailed geostatistical analysis. Regardless, SRK’s review and validation of the Minera Corona models found them to be reasonable approximations of the input data and supported by the mine’s excellent understanding of the geology.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

1.13.2	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated, and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

1.13.3	Mineral Reserve Estimation and Mining Methods

The Yauricocha Mine is a producing operation with a long production history. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the expected mill feed for the Yauricocha deposit. Mine planning personnel are working to improve planning processes and execution of mine plans.

SRK recommends the following:

•	Mine to mill reconciliation efforts should continue in order to verify the modifying factors used to convert resources to reserves.
•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.
•	A consolidated 3D life-of-mine (LoM) design be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.
•	The reserves LoM plan that was generated for this update should be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.

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•	The mine planning group should work to generate a Yauricocha LoM plan that includes Inferred resource material.
•	Documentation be developed in the form of a mine planning guideline to formally document the mine planning procedures that are undertaken by the Yauricocha mine planning personnel. The documentation should identify the steps involved in reserve estimation and could be in the form of a guideline booklet, presentation slide summary, or simple flowchart.
•	A study be conducted to determine if modifying the orientation of the sub-level cave drawpoints to parallel to the strike of the orebody could result in reduced development.

1.13.4	Geotechnical

SRK’s geotechnical recommendations are:

•	Yauricocha should continue collecting geotechnical data from the mine excavation and the exploration drill holes;
•	Initiate a stress measurement campaign;
•	Continue implementing short-term and long-term dewatering plan;
•	Examine the effect of the current mine layout on the future-planned excavations and mining units;
•	Update the subsidence model (SRK, 2015); and
•	Examine the current mine sequence and simulate the optimal mine sequence to reduce the risk of losing ore reserves due to unexpected instabilities, subsidence effects on the ore extraction shafts and/or unexpected mudflows.

1.13.5	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements during the last 18 months, including a crushing stage for the oxide circuit and installation of multiple flotation cells in the polymetallic circuit to improve recovery and deportment of metals.

SRK would recommend that Yauricocha improve the process control by installing instrumentation, particularly in the grinding-classification circuit, more specifically install density control to the ball mill and hydrocyclone classification systems, as well as continuous particle size monitoring of the grinding product. These improvements will allow the plant to reduce electrical energy consumption and ultimately initiate a continuous improvement of the flotation performance.

1.13.6	Project Infrastructure

SRK recommends continued diligence on construction of the Stage 5 facility due to only having 11 months of storage remaining in the Stage 4 facility currently being utilized.

1.13.7	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,000 t/d.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

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SMCSA only principal environmental management tool is the Environmental Adjustment and Management Program (PAMA), which has the category of an environmental certification similar as an environmental impact assessment. Its modifications have been awarded by three Supporting Technical Report (ITS, Informe Técnico Sustentatorio). Recently, SMCSA applied to the environmental certification agency SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017). Hence that this study will have to fulfill the SENACE procedures of admissibility to be admitted, evaluated and approved.

Note that an important gap prevails with reference to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

SMCSA also has a closure plan, which has been updated by three amendments.

Table 1-8 through Table 1-10 summarize the results of the updated cost analysis, the annual investment plan and annual calendar for guarantee payment.

Table 1-8: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	$6,088,956.27	$10,909,401.31	$1,152,253.15	$18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 1-9: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

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Table 1-10: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

SRK has the following recommendations for the environmental and social studies and permitting at Yauricocha:

•	It is likely that the Accumulación Yauricocha Unit will have to present a detailed environmental and social impact assessment in coordination with SENACE in accordance with the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014) if seeking any expansion or modification. This includes preparing a number of studies, according to the terms of reference published by SENACE, such as social impact assessment including a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and long-term scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others. These studies, if well performed, will help to give a better understanding of the environmental and social implications of the mine site.

1.13.8	Economic Analysis and Costs

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue. The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

Mine development quantities and costs used in the valuation were built up from site-specific averages from recent production. The development costs associated with the reserves are only those required to produce the reserves, it is expected that the project will continue to develop new resources and more development will be required in later years, this would result in an increase in mining costs, instead of the decrease projected in the assessment. It is recommended that these higher costs are also considered when evaluating this asset.

Development cost estimates were included in the mining operating costs. SRK recommends that development costs are prepared on a per meter basis combined with a schedule for operational meters of development. This method will ensure that all the development costs are accounted for and transparent.

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The valuation contained herein did not consider the impact of an eventual closure of the operation. It is SRK’s understanding that there is the potential to extend the mine life further than what is currently supported by reserves. SRK recommends that Sierra Metals include closure liability and asset retirement obligations associated with the project in the future evaluations.

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2	Introduction

2.1	Terms of Reference and Purpose of the Report

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., by SRK Consulting (U.S.), Inc. (SRK) on the Yauricocha Mine (Yauricocha or Project).

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

This report provides Mineral Resource and Mineral Reserve estimates, and a classification of Mineral Resources and Reserves prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014).

2.2	Qualifications of Consultants (SRK)

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

None of the Consultants or any associates employed in the preparation of this report has any beneficial interest in Sierra Metals. The Consultants are not insiders, associates, or affiliates of Sierra Metals. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Sierra Metals and the Consultants. The Consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered Qualified Persons (QP) as defined in the NI 43-101 standard, for this report, and are members in good standing of appropriate professional institutions. QP certificates of authors are provided in Appendix A. The QP’s are responsible for specific sections as follows:

•	Matthew Hastings, MSc Geology, MAusIMM (CP), SRK Principal Consultant (Resource Geology), is the QP responsible for the geology, resources and environmental Sections 2 through 12 (except 4.3 and 5.5), 14, 20, 23, 24, 27 and 28, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

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•	Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng, SRK Senior Consultant (Mining Engineer), is the QP responsible for mining, reserves, market studies, capital and operating costs, and economics Sections 4.3, 15, 16 (except 16.5), 19, 21, 22, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.
•	Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy), is the QP responsible for mineral processing, metallurgical testing and recovery methods Sections 13, 17, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.
•	Jeff Osborn, BEng Mining, MMSAQP, SRK Principal Consultant (Mining Engineer), is the QP responsible for project infrastructure Sections 5.5, 18 (except 18.7), and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.
•	John Tinucci, PhD, PE, ISRM, SRK President/Practice Leader/Principal Consultant (Geotechnical Engineer), is the QP responsible for geotechnical and hydrology Sections 16.5 and 18.7, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

2.3	Details of Inspection

Table 2-1 shows recent site visit participants.

Table 2-1: Site Visit Participants

Personnel	Expertise	Date(s) of Visit	Details of Inspection
Matthew Hastings	Resource Geology	June 9-14, 2017	Reviewed geology, resource estimation methodology, sampling and drilling practices, and examined drill core.
John Tinucci	Geotechnical	August 10, 2015 June 21, 2015 May 3, 2015	Assessed rock mass characterization activities and assess ground control conditions and mud rush issues.
Shannon Rhéaume	Mining and Reserves	June 9-14, 2017	Tour of mine and surface facilities. Reviewed Planning practices, mining methods, and underground construction projects.
Daniel Sepulveda	Metallurgy and Process	March 12-14, 2015	Reviewed metallurgical test work, tailings storage, and process plant.

Source: SRK, 2017

2.4	Sources of Information

The sources of information include data and reports supplied by Sierra Metals personnel as well as documents cited throughout the report and referenced in Section 27.

The summary provided on the Tailings Management Area (Section 18.7) are based on information provided in “Informe Final – CQA – TGI” volumes I, II, III and IV” (Tierra Group, 2016).

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2.5	Effective Date

The effective date of this report is July 31, 2017.

2.6	Units of Measure

The metric system has been used throughout this report. Tonnes are metric of 1,000 kg, or 2,204.6 lb. All currency is in U.S. dollars (US$) unless otherwise stated.

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3	Reliance on Other Experts

The consultant’s opinion contained herein is based on information provided to the consultants by Sierra Metals throughout the course of the investigations. SRK has relied upon the work of other consultants in the project areas in support of this Technical Report.

The Consultants used their experience to determine if the information from previous reports was suitable for inclusion in this technical report and adjusted information that required amending. This report includes technical information, which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the Consultants do not consider them to be material.

SRK received statements of validity for mineral titles, surface ownership and permitting for various areas and aspects of the Yauricocha Mine, and reproduced them for this report. These items have not been independently reviewed by SRK and SRK did not seek an independent legal opinion of these items.

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4	Property Description and Location

Sections 4.1, 4.2 and 4.3 of this Report have been excerpted from a previous NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

4.1	Property Location

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105° S and 75.7219° W. It is geographically in the high zone of the eastern Andean Cordillera, very close to the divide and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl. Figure 4-1 shows the project location.

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Figure 4-1: Yauricocha Location Map

4.2	Mineral Titles

The mining concession Acumulación Yauricocha (Figure 4-2) was transferred from Empresa Minera del Centro del Peru, the Peruvian state-owned mining entity, to Minera Corona in 2002 (Empresa Minera, 2002) for the sum of US$4,010,000.00, plus an agreement to invest US$3,000,000.00 to project development or to the community, which has been completed. The Accumulation Yauricocha includes the mineral rights on 18,685 ha. It includes areas in the communities of San Lorenzo de Alis, Laraos, Tinco, Huancachi, and Tomas. Dia Bras purchased 82% of Minera Corona in May 2011. On December 5, 2012, Dia Bras Exploration changed its name to Sierra Metals Inc. According to information provided by Dia Bras, the mineral concessions are not subject to an expiration date and remain in effect as long as these two conditions are met:

1.	Renewal payment is made to the Peruvian federal government in the amount of US$3 per hectare (ha); and

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2.	Annual minimum production amount of US$100/yr/ha.

No royalties are associated with the Yauricocha mineral concession.

Included within the above area is a processing site concession with an area of 148.5 ha with a permitted capacity of 2,500 dry t/d. This has been authorized by Resolution No. 279- 2010-MEM-DGM/V on July 14, 2010.

Source: Sierra Metals, 2015

Figure 4-2: Yauricocha Mineral Title Map

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4.2.1	Nature and Extent of Issuer’s Interest

As part of the mineral concessions transfer with Empresa Minera del Centro del Peru in 2002 (see Section 4.2), Minera Corona acquired approximately 677 ha of land and associated surface rights. A portion of the San Lorenzo Alis community is located within the 677 ha.

In 2007, Minera Corona entered into an additional agreement with the San Lorenzo Alis community (Villaran, 2009). Under this agreement, Minera Corona owns the surface rights and may conduct mining operations in the subject 677 ha through August 2, 2037, or until mine closure, whichever comes first. In exchange, Minera Corona is obligated to pay the San Lorenzo Alis community an annual fee. This fee is paid by Minera Corona every two years beginning on January 1, 2009, and surface rights remain in good standing. However, in February 2013 an addendum was signed which establishes that the payments must be made every year. This right of usufruct (beneficial use) has been registered before the Public Registry of Lima, Office of Cañete (Public Registry of Lima et al, 2013).

The Company has in place several land surface agreements by means of which the title holders of the land surfaces within the area of the Acumulación Yauricocha mining concession, grants the Company the right to use the superficial surface and execute mining activities. The agreements entered by the Company in this regard, are the following:

Lease Agreement: Huacuypacha

The Company has entered into a lease agreement with Mr. Abdon Vilchez Melo, regarding the surface land within the real property named Huacuypacha, located in Tinco, district of Alis, province of Yauyos, Department of Lima. This land is not registered in the Public Registry. By means of this agreement, the Company acquired the right to use said land, including access to water boreholes.

This agreement has been renewed in four opportunities. The term of the agreement expires on December 31, 2021.

Lease Agreement: Queka and Cachi-Cachi

The Company has entered into a lease agreement with the Family Varillas, in relation to land containing 56 ha located in district of Alis, province of Yauyos, Department of Lima. This land is not registered in the Public Registry. By means of this agreement, the landowner granted the use of the referred land in favor of the Company for a total payment of S/.31,500. In addition to the payment obligation, the Company has assumed the obligation to take care of all the environmental liabilities that its activities could generate.

This agreement has been amended in two opportunities. The term of the agreement expired on March 7, 2012. However, the company has signed a new agreement extending the term of the lease until March 7, 2022 in exchange for a one-time payment of S/.210,000.

4.3	Royalties, Agreements and Encumbrances

4.3.1	Debt

For the purchase of Minera Corona, Dia Bras Peru S.A.C. borrowed US$150 million in an agreement with Banco de Credito de Peru on May 24, 2011. All current obligations of debt service have been met and this Technical Report supports the cash flows and reporting requirements that are necessary to continue meeting these obligations. [The balance on the US$150 million loan as of September 30, 2017 is US$42.0 million.]

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In October 2013, Minera Corona has signed a new loan agreement with Banco de Credito de Peru for US$60 million. This loan has a period of 5 years and is to support expansion and infrastructure costs. [The balance on the US$60 million loan as of September 30, 2017 is US$7.8 million.]

4.3.2	Royalties and Special Taxes

In 2011, the Peruvian Congress passed a new Mining Law effective in 2012. Under this law, a Special Tax and Royalty is introduced which applies to the operating margin of producing mining companies. The margin rates for a given interval of Earnings Before Interest and Tax (EBIT) are shown in Table 4-1. The total royalty is the summation of the special mining tax and the mining royalty.

Table 4-1: Royalty and Special Tax Scale

EBIT Margin	Special Mining Tax	Mining Royalty
	Margin Rate	Margin Raw
0.00% 5.00%	0.00%	0.00%
5.00% 10.00%	2.00%	1.00%
10.00% 15.00%	2.40%	1.75%
15.00% 20.00%	2.80%	2.50%
20.00% 25.00%	3.20%	3.25%
25.00% 30.00%	3.60%	4.00%
30.00% 35.00%	4.00%	4.75%
35.00% 40.00%	4.40%	5.50%
40.00% 45.00%	4.80%	6.25%
45.00% 50.00%	5.20%	7.00%
50.00% 55.00%	5.60%	7.75%
55.00% 60.00%	6.00%	8.50%
60.00% 65.00%	6.40%	9.25%
65.00% 70.00%	6.80%	10.00%
70.00% 75.00%	7.20%	10.75%
75.00% 80.00%	7.60%	11.50%
80.00% 85.00%	8.00%	12.00%
85.00% 90.00%	8.40%

Source: Gustavson, 2015

4.4	Environmental Liabilities and Permitting

The mine known as “Acumulación Yauricocha Unit” is located on the property of the San Lorenzo de Alis and Laraos Communities and in the buffer zone of the Nor Yauyos-Cochas landscape reserve. It was established by the Supreme Decree N° 033-2001-AG (06/03/2001) which has a Master Plan 2006-2011 by the National Institute of Natural Resources Natural Protected Area Office (INRENA, Instituto Nacional de Recursos Naturales, IANP, Intendencia de Áreas Naturales Protegidas).

SMCSA has managed its operations in Acumulación Yauricocha based on:

•	The Environmental Adjustment and Management Plan (PAMA, Plan de Adecuación y Manejo Ambiental) presented by CENTROMIN (approved by Directorial resolution N° 015-97-EM/DGM, 01/03/1997);

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•	The modification of the implementation nine projects of the PAMA of the Yauricocha Production Unit presented by CENTROMIN, (approved by Directorial resolution N° 159-2002-EM-DGAA, 05/23/2002);
•	The implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMCSA (approved by Directorial resolution N° 031-2007-MINEM-DGM, 02/08/2007);
•	The Mine Closure Plan (PCM) at feasibility level of the Yauricocha Mining Unit, presented by SMCSA (approved by Directorial resolution N° 258-2009-MINEM-AAM, 08/24/2009);
•	Authorization to operate the Mill N° 4 (8'x10') and the amendment of the "Yauricocha Chumpe" Benefit Concession to the expanded capacity of 2500 TMD, presented by SMCSA (approved by Resolution N° 279-2010-MINEM-DGM-V, 07/14/2010);
•	The Yauricocha Mining Unit Mine Closure Plan Update, presented by SMCSA (approved by Directorial resolution N° 495-2013-MINEM-AAM, 12/17/2013);
•	Supporting Technical Reports to the PAMA (ITS, Informe Técnico Sustentatorio) "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (approved by Directorial resolution N° 242-2015-MINEM-DGAAM, 06/09/2015);
•	Supporting Technical Report to the PAMA (ITS) "Technological improvement of the domestic waste water treatment system" (approved by Directorial resolution N° 486-2015-MINEM-DGAAM, 11/12/2015); and
•	Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit (approved by Directorial resolution N° 002-2016-MINEM-DGAAM, 01/08/2016).

The Supporting Technical Reports are prepared in compliance with the Supreme Decree N° 054-2013-PCM (article Art. 4) and R.M. N° 120-2014-MEM/DM, and refers to the modification of mining components, or extensions and upgrades in the mining unit, in exploration and exploitation projects when the environmental impacts are insignificant.

Environmental liabilities and permitting are discussed in further detail in Section 20. A list of approved environmental and closure permits is included in Section 20.1 Required Permits and Status.

4.5	Other Significant Factors and Risks

SRK is not aware of any additional significant factors or risks that affect access, title, right, or ability to perform work on the property.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sections 5.1, 5.2, 5.3 and 5.4 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

5.1	Topography, Elevation and Vegetation

The topography of the Yauricocha mining district is abrupt, typical alpine terrain. Pliocene erosion is clearly recognizable in the undulating, open fields to the northeast of the Continental Divide while to the southeast the terrain is cut by deep valleys and canyons. The extent of this erosion is evidenced by mountain peaks with an average elevation of 5,000 masl.

To the southeast of the Continental Divide, the high valleys are related to the Chacra Uplift. Below 3,400 m elevation, this grand period of uplift is clearly illustrated by deep canyons that in some cases are thousands of meters deep. Valleys above 4,000 masl clearly demonstrate the effects of Pliocene glaciations, with well-developed lateral and terminal moraines, U-shaped valleys, hanging valleys and glacial lakes.

Vegetation in the Yauricocha area is principally tropical alpine – rain tundra. The flora is varied with species of grasses, bushes, and some trees. The biological diversity is typical of Andean alpine communities.

5.2	Accessibility and Transportation to the Property

The principal access to the Mine is the main Lima – Huancayo – Yauricocha highway. The highway is paved (asphalt) for the first 420 km, along the Lima – Huancayo – Chupaca interval. From Chupaca to the Mine the road is unpaved.

Another important access route is along the southern Pan-American Highway from Lima through Cañete to Yauricocha, through the valley of the Rio Cañete, for a distance of 370 km. The road is paved (asphalt) from Lima to Pacarán, and from Pacarán to the mine it is unpaved.

5.3	Climate and Length of Operating Season

The climate in the region is cool, with two well-demarcated seasons with daytime temperatures above 20ºC; the nights are cool with temperatures below 10 ºC. Operations are carried out year round. The wet season extends from November to April, and during April and May there is broad vegetative cover. The dry season covers the remainder of the year.

During the wet season, snow and hail feed the glaciers, which subsequently feed streams that descend the mountainsides and feed the lakes below.

The climate factors do not affect the length of the operating season, and the mine operates continuously year-round.

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5.4	Sufficiency of Surface Rights

Overall, the property position including mineral concessions and surface rights are expected to be sufficient for foreseeable mine activities. The project infrastructure is located within the area where Sierra Metals has surface rights. The Cachi-Cachi mine is located within the area of mineral rights, but outside of the area of surface rights. Cachi-Cachi is an underground mine, and surface access to Cachi-Cachi is located within the area of surface rights.

Of the 20 km length of the property along strike, approximately 4 km have been developed near the center of the property.

5.5	Infrastructure Availability and Sources

5.5.1	Power

The primary power is provided through the existing power system, Sistema Interconectado Nacional (SINAC) to the Oroya Substation. A three phase, 60 hertz, 69 kV power line owned and operated by Statkraft (SN Power Peru S.A.) through its subsidiary, Electroandes S.A. delivers electricity from the Oroya Substation to the Project substation at Chumpe. Power is transformed to 69 KV line voltage and approximately 9 MVA is supplied to the mine and 3.75 MVA is supplied to the processing plant.

5.5.2	Water

Water is sourced from Ococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF depending on end use.

5.5.3	Mining Personnel

The largest community of substance is Huancayo located approximately 100 km to the east-northeast. Huancayo and the surrounding communities have a combined population of approximately 340,000 people. Huancayo is the capital of the Junin Region of Peru.

The employees live on-site at four camps and a hotel with capability to house approximately 2,000 people. The camps include the supervisory camp, the mill camp, and the mining camp that also houses mining contractors. There are approximately 1,700 people (500 employees/1,200 contractors) currently working on the site.

5.5.4	Potential Tailings Storage Areas

The Project site has an existing TSF that has recently been expanded to a capacity of approximately 2.5 Mt. Based on the last expansion, the facility will allow storage of the tailings material for the next months, based on the current production rates. An expansion will occur in 2018 that will provide an additional 3 years of capacity. The tailings facility has been designed to provide approximately 10 years of capacity once the additional stages are constructed.

5.5.5	Potential Waste Disposal Areas

The Project site has existing permitted waste disposal areas as well as systems to handle miscellaneous wastes.

5.5.6	Potential Processing Plant Sites

The site has an existing mineral processing site that has been in use for a number of years.

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6	History

Sections 6.1 and 6.2 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

6.1	Prior Ownership and Ownership Changes

The silver of Yauricocha was initially documented by Alexander von Humboldt in the early 1800s. In 1905, the Valladares family filed the claims of what is today the Yauricocha Mine. The Valladares family mined high grade silver ore for 22 years and in 1927, Cerro de Pasco Corporation acquired the Yauricocha claims. In 1948, Cerro de Pasco commenced mining operations at Yauricocha until the Peruvian Military Government nationalized Cerro de Pasco Corporation and Yauricocha became a production unit of State-owned Centromin Peru S.A. for 30 years. In 2002, the Yauricocha unit was privatized and purchased by Minera Corona. Dia Bras (Sierra Metals) acquired 82% of the total equity of Corona in May 2011.

Sierra Metals retains a 100% controlling ownership status in the Yauricocha Mine, through their subsidiary Sociedad Minera Corona S.A. (SMCSA). An unnamed private interest holds 18.16% equity ownership in Yauricocha, with Sierra Metals holding the remaining 81.84%.

6.2	Exploration and Development Results of Previous Owners

Prior to the 1970s detailed production records are unavailable. Since 1973, Company records indicate that Yauricocha has produced 13.6 Mt of mineralized material containing 63 Moz of silver as well as 378 kt of lead, 117 kt of copper and nearly 618 kt of zinc. Since 1979, Yauricocha has averaged 413,000 t of production per year. The historical estimates presented below predate CIM and NI 43-101 reporting standards and therefore cannot be relied upon. These estimates were not used as a basis for the current resource and/or reserve estimates, as the material has already been mined and processed.

Table 6-1 summarizes exploration and mining statistics under Corona ownership. Mineral inventory is derived from Company reports to Peruvian regulatory Authorities and are not CIM compliant. Mine production is derived from actual mine production records.

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Table 6-1: Prior Exploration and Development Results

Year	Exploration (m)	Development and Infill (m)	Exploration And Development (m)	Drilling (DM) By Company (m)	Drilling (DDH) By Contractor (m)	Mine Production (t)	Mineral (1) Inventory (t)
2002	2,726	1,160	3,886	1,887		124,377	344,630
2003	3,307	1,648	4,955	3,415		212,677	571,520
2004	1,778	2,245	4,023	2,970		233,486	1,001,350
2005	2,004	2,030	4,034	3,160	8,043	373,546	702,524
2006	788	1,998	2,786	2,999	10,195	487,909	6,371,845
2007	826	1,640	2,466	4,751	6,196	546,652	4,773,198
2008	796	1,584	2,380	5,379	13,445	690,222	4,720,606
2009	872	1,040	1,912	4,955	13,579	802,737	4,974,593
2010	454	632	1,086	4,615	3,527	837,389	5,379,526
2011	684	927	1,611	5,195	9,071	816,289	4,943,770
2012	921	609	1,530	11,532	31,257	872,869	5,246,000
2013	1730	839	2,569	10,653	16,781	840,711	6,394,000
2014	680	331	1,011	9,357	30,455	890,910
(1)	Beginning of year balances. Mineral Inventory included Proven and Probable Reserves and Indicated Resources as reported to the Peruvian Exchange, and is not CIM compliant. These numbers are for historic information purposes only.

Source: Gustavson, 2015

6.3	Historic Mineral Resource and Reserve Estimates

The historic publicly reported Mineral Resources and Reserve estimates are shown in Table 6-2. A qualified person has not done sufficient work to classify the historical estimates as a current resource and the issuer is not treating the historical estimate as a current resource estimate.

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Table 6-2: Historic Mineral Resource and Reserve Estimates

		Silver		Copper		Zinc		Lead		Gold
Mineral Resources and Reserves	Tonnage (t)	Grade (g/t)	Contained (oz)	Grade (%)	Contained (t)	Grade (%)	Contained (t)	Grade (%)	Contained (t)	Grade (g/t)	Contained (oz)
December 31, 2016
Total Reserves & Resources	11,616,200	57	21,301,000	1.19	138,096	2.43	282,148	0.83	96,022	0.63	234,000
Total Reserves	3,296,930	60.35	6,397,290	0.88	29,029	2.92	96,124	1.07	35,422	0.61	65,050
Total Resources Exclusive of Reserves	8,319,270	55.7	14,903,710	1.3	109,067	2.2	186,024	0.7	60,600	0.63	168,950
Total Measured & Indicated Exclusive of Reserves	4,574,370	61.1	8,986,710	1.29	59,074	2.54	116,328	0.85	38,826	0.71	104,950
Total Inferred	3,744,900	49	5,917,000	1.33	49,993	1.86	69,696	0.58	21,774	0.53	64,000
June 30, 2016
Total Reserves & Resources	11,616,300	57	21,301,000	1.19	138,096	2.43	282,148	0.83	96,022	0.63	234,191
Total Reserves	3,787,000	61.1	7,442,000	0.84	31,625	2.92	110,650	1.15	43,495	0.62	75,940
Total Resources Exclusive of Reserves	7,829,300	55.1	13,859,000	1.36	106,471	2.19	171,498	0.67	52,527	0.63	158,251
Total Measured & Indicated Exclusive of Reserves	4,084,400	60.5	7,942,000	1.38	56,478	2.49	101,802	0.75	30,753	0.72	93,952
Total Inferred	3,744,900	49.1	5,917,000	1.33	49,993	1.86	69,696	0.58	21,774	0.53	64,299
December 31, 2016
Total Reserves & Resources	13,734,430	82.513	36,438,000	1.316	180,629	2.722	373,375	1.081	149,042	1.129	496,932
Total Reserves	5,377,000	75.54	13,059,000	0.791	42,777	2.346	125,970	1.413	75,758	0.92	159,188
Total Resources Exclusive of Reserves	NA	NA	23,379,000	NA	137,851	NA	247,404	NA	73,284	NA	NA
Total Measured & Indicated Exclusive of Reserves	NA	NA	8,042,000	NA	NA	NA	81,889	NA	NA	NA	NA
Total Inferred	2,153,530	221.553	15,337,131	3.891	83,805	7.687	165,516	2.309	NA	3.038	210,408
January 1, 2013
Total Reserves & Resources	6,509,000	121.136	25,350,000	0.989	64,378	3.334	216,998	2.526	164,427	0.975	203,966
Total Reserves	6,394,000	94.8	19,500,000	0.7	44,588	2.53	161,569	2.09	133,946	0.8	164,982
Total Resources Exclusive of Reserves	115,000	1582.22	5,850,000	17.209	19,790	48.199	55,429	26.506	30,481	10.544	38,984
Total Measured & Indicated Exclusive of Reserves	NA	NA	3,000,000	NA	18,234	NA	46,448	NA	11,431	NA	21,736
Total Inferred	370,000	239.9	2,850,000	0.42	1,556	2.43	8,981	5.15	19,051	1.45	17,248
September 6, 2012
Total Reserves & Resources	5,957,270	101.303	19,403,000	0.682	40,000	2.121	126,000	2.437	145,000	0.974	186,000
Total Reserves	4,162,940	119.7	16,021,000	0.7	29,000	2.57	107,000	2.81	117,000	0.92	123,000
Total Resources Exclusive of Reserves	1,794,330	58.62	3,382,000	0.64	11,000	1.08	19,000	1.57	28,000	1.1	63,000
Total Inferred	1,794,330	58.62	3,382,000	0.64	11,000	1.08	19,000	1.57	28,000	1.1	63,000
December 31, 2011
Total Reserves & Resources	5,022,250	120.092	19,391,000	0.806	41,000	2.702	136,000	2.927	147,000	0.707	115,000
Total Reserves	1,140,030	117	4,288,000	0.93	11,000	2.98	34,000	2.34	27,000	0.56	21,000
Total Resources Exclusive of Reserves	3,882,220	121	15,103,000	0.77	30,000	2.62	102,000	3.1	120,000	0.75	94,000
Total Measured & Indicated Exclusive of Reserves	3,882,220	121	15,103,000	0.77	30,000	2.62	102,000	3.1	120,000	0.75	94,000
December 31, 2008
Total Reserves & Resources	5,028,773	152.913	24,723,000	0.83	42,000	2.82	142,000	3.41	171,000	NA	NA
Total Reserves	5,028,773	152.913	24,723,000	0.83	42,000	2.82	142,000	3.41	171,000	NA	NA
April 29, 2002
Total Reserves & Resources	360,000	155.5	1,800,000	0.52	1,900	7	25,000	3.54	13,000	NA	NA
Total Reserves	360,000	155.5	1,800,000	0.52	1,900	7	25,000	3.54	13,000	NA	NA
Source: SNL, 2017

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6.4	Historic Production

Historic production is listed in Table 6-3, and is based on actual Yauricocha Mine production reports.

Table 6-3: Historic Yauricocha Production

Fiscal Year	Data Source	Date Ended	Ore Processed (t)	Ag (oz)	Cu (t)	Zn (t)	Pb (t)
2001	Reported Actual	12/31/2001	235,000	1,124,086	530	15,136	8,402
2002	Reported Actual	12/31/2002	124,000	592,538	356	7,736	4,965
2003	Reported Actual	12/31/2003	213,000	898,066	803	11,389	6,540
2004	Reported Actual	12/31/2004	356,800	643,000	1,046	14,952	996
2005	Reported Actual	12/31/2005	374,642	868,000	2,491	22,657	6,883
2006	SNL Standardized Estimate	12/31/2006	269,333	915,717	3,902	20,620	7,070
2007	Reported Actual	12/31/2007	NA	NA	5,330	NA	NA
2008	Reported Actual	12/31/2008	NA	1,832,550	5,456	20,466	11,560
2009	Reported Actual	12/31/2009	790,743	NA	NA	NA	NA
2010	Reported Actual	12/31/2010	837,839	NA	NA	NA	NA
2011	Reported Actual	12/31/2011	816,289	1,230,000	3,348	9,946	8,723
2012	Reported Actual	12/31/2012	872,869	2,143,971	4,110	22,628	15,966
2013	Reported Actual	12/31/2013	837,496	1,866,769	2,955	23,050	16,808
2014	Reported Actual	12/31/2014	890,910	2,121,565	3,491	24,610	21,189
2015	Reported Actual	12/31/2015	829,805	1,791,056	2,525	19,086	17,885
2016	Reported Actual	12/31/2016	897,169	1,841,000	2,849	24,859	16,529

Source: SNL, 2017

Production figures are based on reported actuals as documented by SNL. These are generally taken from public documentation provided by the company.

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7	Geological Setting and Mineralization

Sections 7.1, 7.2 and 7.3 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

7.1	Regional Geology

Most of the stratigraphy, structure, magmatism, volcanism and mineralization in Peru are spatially- and genetically-related to the tectonic evolution of the Andean Cordillera that is situated along a major convergent subduction zone where a segment of the oceanic crust, the Nazca Plate, slips beneath the overriding South American continental plate. The Andean Cordillera has a metamorphic rock basement of Proterozoic age on which Hercynian Paleozoic sedimentary rocks accumulated and were, in turn, deformed by plutonism and volcanism to Upper Paleozoic time. Beginning in the Late Triassic time, following Atlantic Ocean rifting, two periods of subduction along the western margins of South America resulted in the formation of the present Andes: the Mariana-type subduction from the Late Triassic to Late Cretaceous and Andean-style subduction from the Late Cretaceous to the present. Late Triassic to late Cretaceous Mariana-type subduction resulted in an environment of extension and crustal attenuation producing an oceanic trench, island arcs, and back arc basin from west to east. The back arc basin reportedly has two basinal components, the Western Basin and Eastern Basin, which are separated by the Cusco – Puno high, probably part of the Maranon Arch. The basins are largely comprised of marine clastic and minor carbonate lithologies of the Yura and Mara Groups overlain by carbonates of the Ferrobamba Formation. The western back-arc basin, called the ‘Arequipa Basin’, is the present Western Andean Cordillera of Peru; the site of a Holocene magmatic belt that spans the Andes and was emplaced from Late Oligocene to 25 Ma.

The Western Andean Cordillera is recognized for its world class base- and precious-metal deposits, many of which have been intermittently mined since Incan time. Most of the metal deposits in Peru are spatially and genetically associated with metal-rich hydrothermal fluids generated along magmatic belts that were emplaced along convergent plate tectonic lineaments. Furthermore, many of these primary base-metal deposits have undergone significant supergene enrichment due to uplift and weathering over the last 30 Ma.

Radiometric studies have correlated the igneous host rocks and attendant hydrothermal alteration for some of the largest and richest porphyry copper deposits in the world along the Western Andean Cordillera from 6° to 32° south, including the Chalcobamba – Tintaya iron-gold-copper skarn and porphyry belt (30 to 35 Ma) in the main magmatic arc, southward through the Santa Lucia district (25 to 30 Ma) and into Chile. The Andahuaylas-Yauri Porphyry Copper Belt, a well-known 300 km long porphyry copper belt related to middle Eocene to early Oligocene calc-alkaline plutonism, is situated along the northeastern edge of the Western Andean Cordillera.

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7.2	Local Geology

The local geology of the Yauricocha mine has been well understood by Minera Corona personnel for a number of years, and is summarized as follows. Figure 7-1 and Figure 7-2 show the local surface geology of the Yauricocha area.

Goyllarisquizga Formation

The oldest rocks exposed in the area are the lower Cretaceous Goyllarisquizga arenites. This formation is approximately 300 m thick and comprises thick gray and white arenites, locally banded with carbonaceous lutites as well as small mantos of low-quality coal beds and clay. In the vicinity of Chaucha, these arenites have near their base interbedded, red lutite. The arenites crop out in the cores of the anticlines southwest of Yauricocha, as beds dispersed along the Chacras uplift, and isolated outcrops in the Éxito zone.

Jumasha Formation

The mid-Cretaceous Jumasha Formation consists of massive gray limestone, averages 700 m thick, and concordantly overlies the Goyllarisquizga Formation. Intercalations of carbonaceous lutites occur at its base near the contact with the arenites. These layers are succeeded by discontinuous lenses of maroon and grey limestone, occasionally with horizons of lutite and chert about 6 m thick. Also present are pseudo-breccias of probable sedimentary origin and a basaltic sill.

Celendín Formation

The Celendín Formation concordantly overlies the Jumasha Formation and contains finely stratified silicic lutites with intercalations of recrystallized limestone of Santoniana age as well as the France Chert. The average thickness in the Yauricocha area is 400 m.

Casapalca Red Beds

The Casapalca red beds lay concordantly on the Celendín Formation with a gradational contact. It has been assigned an age between upper Cretaceous and lower Tertiary, but because of the absence of fossils its age cannot be precisely determined. It is composed primarily of calcareous red lutites, pure limestones, and reddish arenaceous limestone. Lava flows and tuffaceous beds have been occasionally reported.

Intrusions

Major intrusive activity occurred during the Miocene period. Radiometric K-Ar ages derived from biotite samples taken in the Yauricocha and Éxito areas yield an average age of 6.9 Ma. The intrusives cut the sediments at a steep angle and exhibit sharp contacts, as well as a tendency to follow the regional strike and dip of the structure. The intrusions vary in size from bodies of several hundred square meters to large masses that cover several square kilometers. Small intrusive compositions vary from granodiorite to quartz monzonite at margins and are typically porphyritic with phenocrysts of plagioclase, orthoclase, biotite, hornblende and quartz. The plagioclases vary from orthoclase to andesine.

Metamorphism

All of the intrusions have produced metamorphic aureoles in the surrounding rocks. The extent, type, and grade of metamorphism vary greatly with the type of rock intruded. The rocks have been altered to quartzites, hornfelsed lutites, and recrystallized limestones. Locally, the intrusions have produced narrow zones of skarn of variable width. These skarn zones contain epidote, zoisite, tremolite, wollastonite, phlogopite, garnet, chlorite and diopside.

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Structure

The Andean Cordillera uplift has dominated the structural evolution of the Yauricocha area through episodes of folding, fracturing, and brecciation associated with the local structure having a general NW-SE strike principally expressed as follows:

Folds

Various folds make up the principal structures of the Yauricocha area. The Purísima Concepcíon anticline and the France Chert syncline occur in the Mina Central area, while the Cachi-Cachi anticline and Huamanrripa al Norte syncline and the Quimpara syncline occur immediately to the south of Lake Pumacocha, north of Mina San Valentíne.

The Purísima Concepcíon anticline, located southwest of the Yauricocha Mine in the Mina Central area, is well defined by a tightly folded basaltic sill 17 m thick. The axial trace trends approximately N50W with a gentle SE plunge of 20°. In the axis of this anticline and towards Flanco East, the basaltic sill contains occurrences of disseminated gold in horizontal, silicic breccias.

The France Chert syncline is a tight fold, also in the Mina Central area, but located northeast of the mine. Its axial trace changes trend from N35W in the south to N65W in the north and has a SE40 plunge. The Yauricocha mineral deposit is found in the west flank of this fold and in banded limestones without subsidiary folding.

In the Mina Central area, the NW strike of the folded sediments was rotated about 30° clockwise horizontally. This distortion can be attributed to a basement shear fault that strikes NE-SW. The axial trace of the Cachi-Cachi-Prometida anticline strikes approximately N80W to N70W and its flanks dip to the north (Prometida) and south (Cachi-Cachi) with a plunge to the east. Mineralization in the vicinity of the major North Intrusive located 2 km north of Mina Central is associated with this fold.

The Quimpara syncline, located 1 km south of the discharge stream of Pumacocha Lake, has an axial trace that strikes N45W. Its east flank is in contact with the intrusive at an angle dipping 70° to 75°W. Its west flank dips about 80°E conformably with beds of dark gray limestone that are recrystallized in the vicinity of the contact. Garnets, magnetite and copper oxides occur in the same contact.

Fractures

Diverse systems of fractures were developed during episodes of strong deformation.

Folding occurred before and/or contemporaneous with intrusive emplacement. Primary fractures developed during folding along with longitudinal faults parallel to the regional strike of the stratigraphy. These faults combined to form the Yauricocha Fault along the Jumasha limestone- Celendín lutite contact. The Yauricocha Fault extends a great distance from the SE of the Ipillo mine continuing to the north behind Huamanrripa hill, parallel to and along Silacocha Lake.

After the intrusions were emplaced, the strike of the folds NW of the mine was rotated by strong horizontal forces some 30°. As a result of this rotation, three sets of shears and joints were developed: NW-SE, NE-SW and E-W with dips of 50-80° NE or SW first, then 60-85° SE or NW, and finally N or S with nearly vertical dips. This set of fractures forms fault blocks that cut the dominant lithologies of the area and join with the Yauricocha Fault. The Yauricocha Fault is the most significant fault in the mining district and is a strong control on mineralization.

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Contacts

The contacts of the Jumasha limestone-Celendín lutite, the Jumasha limestone-intrusions, and Celendín lutite-intrusions had major influence on the development of folds, fractures and ascension of mineralizing fluids.

Breccias

The breccias that occur in the Yauricocha area typically follow structural lineaments and occur predominantly in the limestones associated with contacts and intersections of fractures. They form tabular and chimney-like bodies. Tectonic breccias, forming near intrusions or contacts, constitute some of the principal receptive structures for mineralization.

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Source: Sierra Metals, 2015

Figure 7-1: Local Geology Map

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422 000 E
8 640 000 N
8 638 000 N
FALLA YAURICOCHA
MINA CENTRAL
60°
85°
83°
65°
Granodioritas (Intrusivo)
Form. Tantará
Form. Casapalca
Form. Celendín (France Chert)
Form. Jumasha (Caliza)
Form. Gollarisquizga y Pariahuanca
Form. Chulec / Pariahuanca
Form. Pariatambo
Form. Carhuaz
Form. Oyon/Chimu
SOCIEDAD MINERA CORONA S.A.
PLANO GEOLOGICO REGIONAL - YAURICOCHA
Geologia : Ing. Vladimir B.
Nivel : Superficie
C. A. D. : Dpto. de Ingenieria
Escala: 1/10 000
Fecha : Marzo 2015

Source: Sierra Metals, 2015

Figure 7-2: Geologic Map of Yauricocha Mine Area

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7.3	Significant Mineralized Zones

Mineralization at the Yauricocha Mine is represented by variably oxidized portions of a multiple-phase polymetallic system with at least two stages of mineralization, demonstrated by sulfide veins cutting brecciated polymetallic sulfide mineralized bodies. The mineralized bodies and quartz-sulfide veins appear to be intimately related and form a very important structural/mineralogical assemblage in the Yauricocha mineral deposit. Comments herein made regarding the characteristics of the Yauricocha district apply directly to the Minera Corona Yauricocha Mine.

All parts of the property with historic exploration or current production activity are in the current area of operations. This area is nearly centered within the concession boundary and there is both space and potential to expand the resources and the operation both directions along the strike of the Yauricocha Fault.

Minera Corona has developed local classifications describing milling and metallurgical characteristics of mineralization at Yauricocha: polymetallic, oxide, and copper. “Polymetallic” mineralization is represented by Pb-Zn sulfides, often with significant Ag values, “oxide” refers to mineralization that predominantly comprises oxidized sulfides and resulting supergene oxides, hydroxides and/or carbonates (often with anomalous Au), and the “copper” classification is represented by high values of Cu with little attendant Pb-Zn.

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8	Deposit Type

Section 8.1 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

8.1	Mineral Deposit

Mineralization in the Yauricocha district is spatially and genetically related to the Yauricocha stock, a composite intrusive body of granodioritic to quartz monzonitic composition that has been radiometrically dated at late Miocene (approximately 7.5 million years old) (Giletti and Day, 1968). The stock intrudes tightly folded beds of the late Cretaceous Jumasha and Celendín Formations and the overlying Casapalca Formation (latest Cretaceous and Paleocene?). Mineralized bodies are dominantly high-temperature polymetallic sulfide bodies that replaced limestone. Metal-bearing solutions of the Yauricocha magmatic-hydrothermal system were highly reactive and intensely attacked the carbonate wall rock of the Jumasha and Celendín Formations, producing the channels in which sulfides were deposited. Base and precious metals were largely precipitated within several hundred meters of the stock (Lacy, 1949; Thompson, 1960). Skarn is developed adjacent to the stock but does not host appreciable amounts of economic mineralization (Alverez and Noble, 1988). Mineralization typically exhibits both vertical and radial zoning and there is a pronounced district zoning, with an inner core of enargite (the principal copper mineral) giving way outward to an enargite-chalcopyrite-bornite zone, which in turn is succeeded to the west by zones characterized by sphalerite, galena and silver (Lacy, 1949; Thompson, 1960).

The mineralized zones at Yauricocha are partially to completely oxidized and extend from the surface to below level 1220. Supergene enrichment is closely related to oxidation distribution. Supergene covellite, chalcocite and digenite are found where the sulfide minerals are in contact with oxidized areas.

Mineralization at Yauricocha very closely resembles that typified by polymetallic Ag-Au deposits, which comprise quartz-sulfide-carbonate fissure vein equivalents of quartz-sulfide and carbonate-base metal deposits. These deposits are best developed in Central and South America, where they have been mined since Inca times as important Ag sources. Quartz and pyrite of the quartz-sulfide Au +/- Cu mineralization suite typically occur early in the paragenetic sequence; carbonate-hosted mineralization and some polymetallic Ag-Au veins evolved at a later stage. Predominant controls on mineralization are structural, where dilatational structures, voids resulting from wall rock dissolution, and/or rheologic dissimilarities at contacts between units serve as enhanced fluid pathways for mineralizing solutions.

8.2	Geological Model

The geological model used for the Yauricocha deposit has been developed and verified through extensive exploration and mining activities during more than 50 years of mining. SRK is of the opinion that the geological model is appropriate and will continue to serve the company going forward.

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9	Exploration

Section 9 of this Report has been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

The Yauricocha mining district contains multiple polymetallic deposits represented by skarn and replacement bodies and intrusion-hosted veins related to Miocene-era magmatism. Mineralization is strongly structurally-controlled with the dominant features being the Yauricocha Fault and the contact between the Jumasha limestones and the Celendín Formation (especially the France Chert). Exploration is being conducted to expand the mineralized zones currently being exploited as well as on prospects in the vicinity of the operations.

Exploration in or close to the mining operations is of higher priority since it is performed under existing governmental and community permits. Any exploration success can be quickly incorporated into defined resources and reserves and thus the business plan.

Further and more detailed descriptions of these exploration targets and the results obtained from exploration efforts are described in the 2015 Gustavson technical report.

9.1	Relevant Exploration Work

Exploration in the district has been ongoing and generative methods have been successful in delineating a number of targets (described above) for future drilling or exploration development. This work has included detailed geological mapping of the areas, surface rock chip sampling, and limited trench/channel sampling.

The most recent near-mine exploration work has been focused on drilling of the newly-discovered Esperanza mineralized zone. This zone was discovered through drilling on suspected extensions of the Mascota and Cuye mineralized zones, but has evolved into its own discrete area.

9.2	Sampling Methods and Sample Quality

Sampling of exploration targets generally features rock chip or hand samples taken by geologists from surface outcrops using rock hammers and chisels. These samples are point samples and should be considered indicative of mineralization rather than representative of any volume or tonnage.

In cases where channel or trench samples are collected, these are done so using pickaxes, shovels, chisels, hammers, and other hand tools, and are likely more representative of the mineralization as they are taken across the strike of mineralization observed at surface.

Regardless, the results of exploration related-sampling in this context are used as guides for future drilling programs, rather than resource estimation.

9.3	Significant Results and Interpretation

Significant results from the exploration efforts have defined a series of areas that may be prospective for future drilling or sampling, including the following: Yauricocha Sur, San Juan & San Antonio, Exito NE, Kilkaska, Ipillo, Falla Yauricocha, Cerros Uchcapri, Leonpitacana, and Carhuanisho, Yauricocha Este, Yauricocha Oeste, and Tintircullpa Yauricocha. Priority is given to near-mine opportunities, such as the intersection of the Cachi-Cachi structural trend and the Yauricocha fault, which continues to yield mineralized orebodies such as the newly-discovered Esperanza area.

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10	Drilling and Channel Sampling

10.1	Type and Extent

Minera Corona’s Geology Department owns and operates three small hydraulic drills, the reach of which varies between 80 m and 150 m with a core diameter of 3.5 cm. A fourth air drill has a reach of 60 m and the core diameter is 2.25 cm. Additionally, the department owns two jackleg drills fitted with an extension bar reaching up to 25 m. These machines are utilized to delineate mineralization at closely-spaced intervals for grade control, but are generally not included for resource estimation purposes. The company also utilizes or has previously utilized the services of drilling contractors (MDH, SMCSA, REDRILSA) for deeper drillholes reaching up to 900 m in length. Core diameters are generally HQ and NQ, although selected infill drilling within the mine is drilled using a TT-46 (46mm) diameter. Exploration (establishing continuity of mineralization) and development (reserve and production definition) drilling conducted by Corona from 2002 to 2017 is detailed in Table 10-1.

Table 10-1: Yauricocha Exploration and Development Drilling

Year	Exploration and Development (m)	Drilling (DDH) by Company (m)	Drilling (DDH) by Contractor (m)
2002	3,886	1,887
2003	4,955	3,415
2004	4,023	2,970
2005	4,034	3,160	8,043
2006	2,786	2,999	10,195
2007	2,466	4,751	6,196
2008	2,380	5,379	13,445
2009	1,912	4,955	13,579
2010	1,086	4,615	3,527
2011	1,611	5,195	9,071
2012	1,530	11,532	31,257
2013	2,569	10,653	16,781
2014	1,011	9,357	30,455
2015	342	9,735	25,758
2016	6,260	9,145	39,981
2017 (1)	4,036	4,049	28,236
(1)	Information updated as of July 31, 2017.

Source: Sierra Metals, 2017

In addition to the drilling at Yauricocha, extensive channel sampling of the mineralized bodies is completed for grade control and development purposes. Channel sampling is conducted on perpendicular lines crossing the various mineralized bodies. Spacing between samples is variable but generally is 2 to 4 m. Material is collected on tarps across the channel sampling intervals, and transferred to bags marked with the relevant interval. These data points are utilized in Mineral Resource estimation as well. The general distribution of drilling and channel samples is shown in Figure 10-1.

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Source: SRK, 2017

Figure 10-1: Extent of Drilling and Sampling

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10.2	Procedures

10.2.1	Drilling

Modern drill collar locations are surveyed underground by the mine survey team by total station. Where these types of surveys have been completed, collar locations are assumed to be accurate to less than 0.1 m. Historic drilling was not surveyed to the same level of detail, potentially decreasing the accuracy of the collar positions in space compared to modern holes. This effect would potentially decrease the accuracy of the geological model and resource estimation in these areas, but SRK notes that the majority of areas supported by this historic drilling has already been mined.

While drill holes are currently surveyed down-hole for all new exploration drilling, this has not always been the case. Historic drill holes as well as selected more recent holes that were not deemed to be long enough or otherwise designated non-critical for surveying were not surveyed down hole and the collar azimuth and dip serve as the only point of reference for the hole. SRK notes that all new holes now have down-hole surveys, and that most of these are in areas which are incorporated in the current update to the Mineral Resource estimation. While the nominal spacing of the survey has been 50 m, a number of the newer holes have been surveyed every 5 m to discern any potential risk of deviation affecting the accuracy of the interpretation.

A study of the deviation for the holes which have currently been surveyed showed that the average deviations (of more than 3,500 measurements) down-hole are only -0.06° bearing and 0.09° inclination. This would indicate that the lack of down-hole survey information is not necessarily a risk at Yauricocha, although SRK recommends continuing the practice of surveys and nominal intervals of 25 to 50 m to ensure quality of information.

SRK visited the core logging and sampling facilities at the mine site in early 2015 as well as mid-2017, and notes that the logging facility is clean and sufficiently equipped. Logging is conducted on paper and transferred to Excel® worksheets. Details recorded include geotechnical information such as recovery and RQD, geologic information (lithology, alteration, mineralization, etc.), sampling information, as well as other parameters, which may not get incorporated in to the digital database. Samples are selected by the geologist and placed in numbered plastic bags, along with a bar-coded sample ticket for tracking. Bags are tied tightly to prevent contamination during handling and transport.

Drill recovery is generally over 97%, and there appears to be no relationship between grade distribution and recovery.

Drill holes are split by hydraulic or manual methods where core is broken or poorly indurated, and is sawn by rotary diamond saw blade where the core is competent. In both scenarios, care is taken to ensure that the sample is collected in a consistent and representative manner. SRK notes that sampling is only conducted in segments of core that are noted as having obvious mineralization during logging. This results in a number of occurrences where the first sample in a drillhole may be a very high grade one, or that there may be multiple high-grade samples with un-sampled intervals in between. These intervals have been considered as un-mineralized based on the assumptions made for the sampling or lack thereof, and are flagged with a lowest-limit-of-detection value.

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10.2.2	Channel Sampling

Channel samples are collected underground by geology staff. Samples are collected via hammer and chisel, with rock chips collected on a tarp for each sample, and transferred to sample bags. Typical sample intervals are 1 m along the ribs of crosscuts within stopes for the large mineralized zones or 2 m across the back of the stopes for the small mineralized zones. Ideal weights are between 2.5 and 3 kg. The samples are placed in a plastic bag labeled with a permanent marker on the outside. A sample ticket displaying the number and bar code is inserted in the bag. The bags are tied to prevent outside contamination during their handling and transportation to the assay lab.

SRK notes that samples are not weighed to ensure representativeness, but geologists are involved in the channel sampling efforts to direct samplers to collect samples, which visually are representative of the mineralization.

10.3	Interpretation and Relevant Results

Drilling and sampling results are interpreted by Minera Corona site geologists, and reviewed in cross sections and plan/level maps. The relevant results are those featuring significant intervals of geologic or economic interest, which are follow up on by continued drilling or exploration development.

SRK notes that other sampling types are described in the documentation at Yauricocha, such as point samples, muck samples, and others. These are taken for specialized purposes and are not used in the resource estimation.

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11	Sample Preparation, Analysis and Security

11.1	Security Measures

Core and channel sample material is stored at the mine site in a secure building, and the boxes are well labeled and organized. The entire mine site is access-controlled. Samples submitted to third-party laboratories are transported by mine staff to the preparation laboratory in Lima.

The channel samples are processed at Minera Corona’s Chumpe laboratory located in the Concentrator Plant under the supervision of company personnel.

The on-site laboratory currently is not independently certified. Channel sample locations are surveyed in the underground by mine survey staff. Sample start and end point locations are assumed to be accurate to centimeter accuracy.

11.2	Sample Preparation for Analysis

Samples are generally prepared by a primary and secondary laboratory:

•	Primary: Chumpe Laboratory –Yauricocha Mine Site; Non-ISO Certified
•	Secondary: ALS Minerals – Lima; ISO 9001:2008 Certified

The Chumpe laboratory prepares the majority of samples, except in cases where checks on the method of preparation are desired and ALS conducts sample prep on duplicate check assays.

11.2.1	Chumpe Laboratory

The majority of historic core samples, and effectively all channel samples have been prepared and analyzed by the Chumpe laboratory. Detailed procedures have been documented by Minera Corona and are summarized below (in italics).

Sample Reception

Channel samples and selected mine infill drilling are collected in the field by the geology staff and transported by Yauricocha personnel from the Yauricocha Mine or Klepetko Adit and are received at the reception counter at the Chumpe laboratory entrance. A log entry is made to record the number of samples being received. These samples are generally between 1.5 and 3.0 kg; are damp and received in plastic bags.

Preparation

Equipment used in sample preparation includes:

•	1 – Primary Jaw Crusher, Make – Denver, Jaw capacity – 5” x 6”, Output – 70%, passing ¼ inch;
•	1 – Secondary Jaw Crusher, Make – FIMA, Jaw capacity – 5” x 6”, Output –80%, passing No. 10 mesh;
•	1 – Pneumatic Pulverizer, Make – Tmandina;
•	2 – Sample Dryers, with temperature regulator;
•	1 – ½” Stainless steel splitter, Make – Jones;
•	Five compressed air nozzles;

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•	Stainless steel trays, 225 x 135 x 65 mm;
•	Stainless steel trays, 300 x 240 x 60 mm;
•	Plastic or impermeable cloth; and
•	2” brushes.

Preparation Procedure

Prior to beginning sample preparation, workers verify that:

•	The equipment is clean and free from contamination;
•	The crushers and pulverizers are functioning correctly; and
•	The numbering of the sample bags that all bags are unique and identifiable.

The procedure at Chumpe to reduce the sample to a pulp of 150 gm, at 85% passing 200 mesh is:

•	Transfer the sample to the appropriate tray, depending on the volume of the sample, noting the tray number on the sample ticket;
•	Insert a blank sample (silica or quartz) in each batch;
•	Place in the Sample Dryer at a temperature of 115ºC;
•	Code the sample envelopes with the information from the sampling ticket noting the sample code, the tray number, date and the quantity of samples requested on the sample ticket;
•	Once dry, remove and place the tray on the work table to cool;
•	Pass 100% of the sample through the Primary Jaw Crusher when particle sizes exceed 1 inch, the resulting product is 70% passing ¼ inch;
•	Pass the sample through the secondary crusher, the resulting product 80% passing -10 mesh;
•	Clean all equipment after crushing of each sample using compressed air;
•	Weigh the -10 mesh coarse material and record;
•	Dump the complete sample into the Jones Splitter and split/homogenize to obtain an approximate 150 g split. Clean the splitter after each sample with compressed air;
•	Put the 150g sample in numbered envelopes in the tray for the corresponding sample sequence;
•	Pulverize sample using the cleaned ring pulverizer until achieving a size fraction of 85% - 200 mesh. Clean the ring apparatus after each sample with the compressed air hose;
•	Transfer the pulverized sample to the impermeable sample mat, homogenize and pour into the respective coded envelope; and
•	Clean all materials and the work area thoroughly.

11.2.2	ALS Minerals

For core samples, bagged split samples are transported by the internal transport service from the core logging facility. Samples are transported by truck to Lima for submission to the ALS Minerals laboratory in Lima. ALS records samples received and weights for comparison to the Yauricocha geologist’s records for sampling.

Samples prepared at ALS Minerals exclusively include the 2016 to present exploration diamond drilling and all exploration diamond drillholes supporting the Esperanza mineralization (including 2015). ALS Minerals was selected as the laboratory for analysis of the Esperanza samples, in particular, to mitigate any potential concerns arising from the use of a site laboratory. SRK has not visited the ALS Minerals lab in Lima, but notes that ALS Minerals-Lima is an ISO-Certified preparation and analysis facilities and adheres to the most stringent standards in the industry.

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The PREP-31 method of sample preparation was used for all samples processed through ALS Minerals. This includes jaw crushing to 70% less than 2 mm, with a riffle split of 250 g, then pulverized using ring pulverizers to >85% passing 75 μm. Samples are tracked in barcoded envelopes throughout the process using internal software tracking and control measures. ALS is an industry leader in sample preparation and analysis, and uses equipment that meets or exceeds industry standards.

11.3	Sample Analysis

Samples are generally analyzed by a primary and secondary laboratory:

•	Primary: Chumpe Laboratory –Yauricocha Mine Site; Non-ISO Certified; and
•	Secondary: ALS Minerals – Lima; ISO 9001:2008 Certified;
o	Note: ALS is primary for all diamond exploration drilling samples.

The Chumpe Laboratory provides all analyses used in the drilling/sampling database supporting the Mineral Resource estimation, whereas the ALS Laboratory is used exclusively as an independent check on the Chumpe laboratory for these samples. ALS is used exclusively for all diamond drilling supporting exploration.

11.3.1	Chumpe Laboratory

Core and channel samples from the mine are assayed utilizing two procedures. Silver, lead, zinc, and copper are assayed by atomic absorption (AA) on an aqua-regia digest. Gold is assayed by fire assay (FA) with an AA finish. Lower limits of detection are shown in Table 11-1, and are higher than those for ALS Minerals as Chumpe does not run the same multi-element analysis.

Table 11-1: Chumpe LLOD’s

Element	LLOD	Unit
Ag	0.2	ppm
Au	0.01	ppm
Cu	0.02%
Pb	0.02%
Zn	0.02%

Source: Sierra Metals, 2016

11.3.2	ALS Minerals Laboratory

The core samples analyzed at ALS are analyzed for a suite of 35 elements using inductively coupled plasma atomic emission spectroscopy (ICP-AES) on an aqua-regia digest, generally used to discern trace levels of multiple elements. Samples are also analyzed using an AA method on an aqua-regia digest for accuracy at ore-grade ranges. Au is analyzed using FA (gravimetric finish) with an AA finish.

Lower limits of detection for the critical elements are shown in Table 11-2.

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Table 11-2: ALS Minerals LLOD’s

Element	LLOD	Unit
Ag	0.2	ppm
Au	0.005	ppm
Cu	0.001%
Pb	0.001%
Zn	0.001%

Source: Sierra Metals, 2016

11.4	Quality Assurance/Quality Control Procedures

Part of this section has been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and is shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

Prior to 2012, Minera Corona did not utilize the services of an independent lab for data verification. The company used an internal QA/QC procedure at its assay lab (Chumpe) located in the Concentration Plant. Historically, the results have compared well with the metal contained in concentrates and further work on a formal external QA/QC procedure had not been pursued. Beginning in 2012, Minera Corona began to use external check assays as part of the validation system for the Chumpe lab data stream.

The current procedure includes certified standards, blanks, pulp duplicates, and sample preparation size review. These are processed at approximately one per 20 samples. External labs receive approximately one sample for each 15 processed internally. Gustavson did not have the opportunity to fully observe the laboratory operation; however, Gustavson has examined QA/QC records of certified standards for 2011 through 2014.

The results of the historic QA/QC show that the Chumpe laboratory generally performed well with respect to the standard blanks and duplicates submitted from the exploration department, but SRK notes that this has not been the case over the entire project history, with the Chumpe lab consistently missing targets for certain types of QA/QC. This resulted in a limited program of pulverized duplicate samples for every sample interval being submitted to ALS Minerals in Lima as a check on the Chumpe lab, where the results showed a consistent bias. The Chumpe lab appeared to under-report Ag compared to ALS duplicates, although other metals appeared to be relatively consistent. For this reason, the mine abandoned the use of the Chumpe lab for the new exploration drilling, with all samples being sent to ALS Mineral in Lima.

Currently, Minera Corona uses a very aggressive program of QA/QC for new exploration areas to mitigate uncertainty in analytical results. A subsequent and more detailed review of the QA/QC applied to new exploration efforts focused on Esperanza is discussed in Sections 11.4.1 through 11.4.3.

11.4.1	Standards

Minera Corona currently inserts standards or certified reference materials (CRM) into the sample stream at a rate of about 1:20 samples, although the insertion rate is adjusted locally to account for particular observations in the core. Five standards have been generated by Minera Corona and certified via round robin analysis for the current exploration programs. These standards have been procured from Yauricocha material, and homogenized and analyzed by Target Rocks Peru S.A., a commercial laboratory specializing in provision of CRM to clients in the mining industry.

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Each CRM undergoes a rigorous process of homogenization and analysis using aqua-regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. The six laboratories participating in the round robin for the Yauricocha CRM are:

•	ALS Minerals, Lima;
•	Inspectorate, Lima;
•	Acme, Santiago;
•	Certimin, Lima;
•	SGS, Lima; and
•	LAS, Peru.

The mean and between-lab standard deviations (SD) are calculated from the received results of the round robin analysis, and the certified means and tolerances are provided in certificates from Target Rocks. The certified means and expected tolerances are shown in Table 11-3.

Table 11-3: CRM Expected Means and Tolerances

CRM	Certified Mean				Two Standard Deviations (between lab)
Element	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)
MAT-04	29.10	0.70	0.16	0.28	2.10	0.03	0.01	0.01
MAT-05	128.20	2.37	0.58	2.50	7.70	0.06	0.02	0.12
MAT-06	469.00	7.75	2.53	7.98	13.00	0.20	0.12	0.23
MCL-02	40.80	0.65	1.58	2.49	3.40	0.05	0.08	0.09
PLSUL-03	192.00	3.09	1.03	3.15	4.00	0.08	0.04	0.13
PLSUL-04	6.70	0.09	0.24	0.23	0.50	0.01	0.01	0.01
PLSUL-05	13.60	NA	0.49	0.47	1.00	NA	0.03	0.02
PLSUL-06	30.30	1.94	0.21	1.60	2.90	0.04	0.01	0.11
PLSUL-07	79.20	5.94	0.45	4.67	4.50	0.27	0.02	0.20
PLSUL-08	248.00	12.46	0.98	12.54	14.00	0.39	0.04	0.55

Source: Sierra Metals: 2017

SRK notes that the CRM are adequate for QA/QC monitoring, with the exception of Au, which is not certified for any CRM. Given that Au is generally a minor and lower grade component to the Mineral Resources at Yauricocha, SRK regards this as a minor risk, and notes that ALS Minerals conducts its own internal QA/QC checking Au performance as a backstop to their analyses. In total, Corona has submitted 177 CRM to ALS Minerals in 2015-2017 for new drilling with an average insertion rate of about 5%. An additional 46 CRM were submitted to the Chumpe lab during the same period for the same number of samples, at a rate of about 3%. These two sets of CRM were reviewed independently by SRK.

Performance: ALS Minerals

SRK generally uses a nominal +/-3 SD criteria for evaluating failures of the CRM. The SD used is the between lab SD, as provided in the certificates from Target Rocks. SRK notes that failure rates for the CRM as provided are very high for an operating mine. SRK notes that many failures are occurring within a certain CRM, and that this likely represents an issue with the CRM itself rather than the laboratory. SRK has previously also observed sample switching between standards, and that his has historically been an issue. SRK strongly recommends a study to determine the source of these failures in the QAQC and address the problem during the sampling and QAQC insertion phase or at the laboratory. The tabulated results of this QA/QC are shown in Table 11-4.

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Table 11-4: CRM Performance Summary – ALS Minerals

STD	Total	Low 3SD	High 3SD	Failure % Low	Failure % High
Ag
MAT-04	18	1	0	5.56%	0.00%
MAT-05	7	0	0	0.00%	0.00%
MAT-06	9	6	0	66.67%	0.00%
MCL-02	15	0	0	0.00%	0.00%
PLSUL-03	22	10	0	45.45%	0.00%
PLSUL-04	17	0	1	0.00%	5.88%
PLSUL-05	6	0	0	0.00%	0.00%
PLSUL-06	39	0	0	0.00%	0.00%
PLSUL-07	38	0	3	0.00%	7.89%
PLSUL-08	6	0	0	0.00%	0.00%
All Ag	177	17	4	9.60%	2.26%
Pb
MAT-04	18	1	1	5.56%	5.56%
MAT-05	7	3	0	42.86%	0.00%
MAT-06	9	2	1	22.22%	11.11%
MCL-02	15	0	0	0.00%	0.00%
PLSUL-03	22	9	0	40.91%	0.00%
PLSUL-04	17	0	0	0.00%	0.00%
PLSUL-06	39	3	2	7.69%	5.13%
PLSUL-07	38	5	0	13.16%	0.00%
PLSUL-08	6	0	1	0.00%	16.67%
All Pb	171	23	5	13.45%	2.92%
Cu
MAT-04	18	0	1	0.00%	5.56%
MAT-05	7	0	1	0.00%	14.29%
MAT-06	9	0	0	0.00%	0.00%
MCL-02	15	0	0	0.00%	0.00%
PLSUL-03	22	1	0	4.55%	0.00%
PLSUL-04	17	0	1	0.00%	5.88%
PLSUL-05	6	0	0	0.00%	0.00%
PLSUL-06	39	0	2	0.00%	5.13%
PLSUL-07	38	0	14	0.00%	36.84%
PLSUL-08	6	0	0	0.00%	0.00%
All Cu	177	1	19	0.56%	10.73%
Zn
MAT-04	18	0	7	0.00%	38.89%
MAT-05	7	0	0	0.00%	0.00%
MAT-06	9	2	0	22.22%	0.00%
MCL-02	15	0	4	0.00%	26.67%
PLSUL-03	22	0	0	0.00%	0.00%
PLSUL-04	17	0	12	0.00%	70.59%
PLSUL-05	6	0	1	0.00%	16.67%
PLSUL-06	39	0	0	0.00%	0.00%
PLSUL-07	38	0	3	0.00%	7.89%
PLSUL-08	6	0	0	0.00%	0.00%
All Zn	177	2	27	1.13%	15.25%

Source: Sierra Metals, 2017

Performance: Chumpe Laboratory

The incidence of failure for the CRM submitted to the Chumpe lab in 2015-2016 is also very high, with failure rates of 40.3% low and 4.5% high for all CRM and all metals. The performance of these CRM at the Chumpe Laboratory is summarized in Table 11-5. Most notable is the consistent and significant under-reporting of Ag and over-reporting of Zn analyses compared to the expected mean for multiple CRM, across multiple grade ranges. SRK notes that the performance between laboratories will be discussed further in Section 11.4.3.

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Table 11-5: CRM Performance Summary – Chumpe Lab

STD	Total	Low 3SD	High 3SD	% Low	% High
Ag
MAT-04	16	6	0	37.50%	0.00%
MAT-05	11	0	0	0.00%	0.00%
MAT-06	17	17	0	100.00%	0.00%
MCL-02	14	0	0	0.00%	0.00%
PLSUL-03	33	33	0	100.00%	0.00%
PLSUL-04	24	24	0	100.00%	0.00%
PLSUL-05	19	0	15	0.00%	78.95%
PLSUL-06	84	6	4	7.14%	4.76%
PLSUL-07	81	19	2	23.46%	2.47%
PLSUL-08	23	0	1	0.00%	4.35%
All Ag	322	105	22	32.61%	6.83%
Pb
MAT-04	16	0	1	0.00%	6.25%
MAT-05	11	2	0	18.18%	0.00%
MAT-06	17	0	2	0.00%	11.76%
MCL-02	14	0	0	0.00%	0.00%
PLSUL-03	33	2	0	6.06%	0.00%
PLSUL-04	24	0	9	0.00%	37.50%
PLSUL-06	84	3	10	3.57%	11.90%
PLSUL-07	81	0	3	0.00%	3.70%
PLSUL-08	23	0	6	0.00%	26.09%
All Pb	303	7	31	2.31%	10.23%
Cu
MAT-04	16	6	0	37.50%	0.00%
MAT-05	11	7	0	63.64%	0.00%
MAT-06	17	0	0	0.00%	0.00%
MCL-02	14	1	0	7.14%	0.00%
PLSUL-03	33	32	0	96.97%	0.00%
PLSUL-04	24	9	0	37.50%	0.00%
PLSUL-05	19	0	0	0.00%	0.00%
PLSUL-06	84	1	5	1.19%	5.95%
PLSUL-07	81	1	17	1.23%	20.99%
PLSUL-08	23	0	0	0.00%	0.00%
All Cu	322	57	22	17.70%	6.83%
Zn
MAT-04	16	5	0	31.25%	0.00%
MAT-05	11	0	4	0.00%	36.36%
MAT-06	17	0	0	0.00%	0.00%
MCL-02	14	1	7	7.14%	50.00%
PLSUL-03	33	0	0	0.00%	0.00%
PLSUL-04	24	3	3	12.50%	12.50%
PLSUL-05	19	5	1	26.32%	5.26%
PLSUL-06	84	1	12	1.19%	14.29%
PLSUL-07	81	2	53	2.47%	65.43%
PLSUL-08	23	0	13	0.00%	56.52%
All Zn	322	17	93	5.28%	28.88%

Source: Sierra Metals, 2017

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11.4.2	Blanks

Minera Corona currently inserts unmineralized quartz sand blanks into the sample stream at a rate of 1:20 samples or adjusted as necessary to ensure smearing of grade is not occurring immediately after higher grade intervals. Blanks are generally about 0.5 kg of silica sand, bagged and submitted in the sample stream along with the normal core samples. The results of the blank analysis show that, using a failure criteria of 5X the LLOD, that there are systemic failures for the ALS samples and considerably less for the Chumpe samples. This is owed primarily to the very low limit of detection for the ALS samples compared to the Chumpe samples, such that a 5X LLOD failure criteria is elevated in the Chumpe samples compared to the ALS samples. LLOD’s for the two laboratories are presented in

Table 11-6: Blank Failures

Lab	Count	Failures
		Ag	Pb	Cu	Zn	Au
ALS	100	7	19	14	27	0
Chumpe	264	5	1	5	15	4

Source: Sierra Metals, 2017

Failures assessed on a 5X LLOD basis.

Table 11-7: Lower Limits of Detection for Yauricocha Laboratories

Element	LLOD	Unit
ALS
Ag	0.2	ppm
Au	0.005	ppm
Cu	0.001%
Pb	0.001%
Zn	0.001%
Chumpe
Ag	3.11	ppm
Au	0.03	ppm
Cu	0.01%
Pb	0.01%
Zn	0.01%

Source: Sierra Metals, 2017

11.4.3	Duplicates (Check Samples)

SRK was not provided with duplicate sample data for the 2017 drilling.

True duplicate samples such as the other half of split core or a crushed/pulverized sample resubmitted to the same laboratory are common practice for normal QA/QC programs, but become less critical once development and mining continues. These samples are designed to check the primary assay laboratory’s ability to repeat sample values or check the nugget effect of the deposit very early on, but the inherent variability of the deposit is typically known and a part of the ongoing mining at the production stage.

While Minera Corona does not submit true duplicate samples for these intra-lab repeatability checks, they do submit approximately 1:20 check samples between labs for the same intervals. Minera Corona uses three types of check samples in the QA/QC program. These include twin (core) duplicates, coarse duplicates (crushed), and pulp duplicates (pulverized) to assess repeatability at the different phases of preparation between the site lab and third party ALS lab.

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Consistent bias is observed (Figure 11-1 and Figure 11-2) for certain elements (Ag and Zn) between the ALS and Chumpe labs, with Chumpe generally under-reporting compared to ALS, particularly at higher grades. The Cu and Pb values are consistent between labs, although the consistency does break down at higher grades. SRK is of the opinion that, for samples around the average deposit grade, the consistency between labs is reasonable, and given that the Chumpe lab is the lab used to populate the database supporting the Mineral Resource estimation, that the risk associated with analytical reporting errors is likely that the grades are being conservatively reported at the higher limits. The means for the different check assay groups are summarized in Table 11-8.

Table 11-8: Check Duplicate Statistics

Samples		Ag (g/t)		Pb (%)		Cu (%)		Zn (%)		Au (g/t)
Type	Count	Chumpe	ALS	Chumpe	ALS	Chumpe	ALS	Chumpe	ALS	Chumpe	ALS
Coarse	1,264	54.56	55.97	1.31	1.27	1.36	1.33	2.92	3.11	0.41	0.45
Fine	376	59.57	64.48	0.99	1.00	1.65	1.63	2.54	2.83	0.39	0.43
Twin	92	143.37	131.98	2.75	2.49	3.32	2.87	5.86	6.31	0.60	0.76

Source: SRK, 2016

   Source: Sierra Metals: 2016

Figure 11-1: Coarse Duplicate Ag Analyses

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 Source: Sierra Metals: 2016

Figure 11-2: Coarse Duplicate Zn Analyses

11.4.4	Actions

SRK notes that the actions taken by the exploration team at Yauricocha is documented in the QA/QC procedures for the mine. In the event that a failure is noted, the laboratory is contacted and the source of the failure is investigated. There is no formal documentation for procedures involving re-runs of batches at this time, but SRK understands that this is the process. SRK notes that the QA/QC reports are not amended to reflect the new passing QA/QC and batch, and only reflect the initial failure and batch to track laboratory performance rather than the performance of reruns.

SRK is of the opinion that these actions are not consistent with industry best practice, which generally features a program of reanalysis upon failure of a CRM in a batch of samples. Subsequent to this are incorporation of the revised samples into both the database and QA/QC analysis. SRK notes that this program is implemented at other Sierra Metals sites, but is not well documented at Yauricocha.

11.4.5	Results

The results of the QA/QC program described above show relatively high incidence of failures across the board for all types of QA/QC, with the CRM and the obvious bias between check duplicates being the most concerning. SRK notes that the CRM failures are potentially due to ongoing sample mix-ups, but that this inherently represents a failure in the process that must be reviewed. SRK evaluated the CRM performance using more lenient tolerances than the CRM themselves recommend (+/-3SD vs +/-2SD) as the recommended certified performance ranges result in extreme failure rates.

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If the SD and performance criteria for the CRM as calculated by Target Rocks is deemed reasonable, and it is determined that the laboratories should be able to meet the performance criteria, then this is a more serious matter. The laboratories are not capable of analyzing to the precision needed for these CRM, and the laboratory practices should be reviewed. Uncertainty in the accuracy and precision of the analyses would be introduced through this process, requiring some action in terms of the classification of the Mineral Resources.

SRK is aware that the bias of the Chumpe laboratory compared to ALS has been noted and that changes in procedures and hardware are still being implemented at Chumpe to better approximate the preparation and analysis methodology employed by ALS.

11.5	Opinion on Adequacy

SRK is of the opinion that the database is supported by adequate QA/QC to have reasonable confidence to estimate Mineral Resources. SRK notes that the failures in the QA/QC should be addressed as soon as possible through review of the original CRM/blanks and their performance limits, as well as reasons for consistent bias observed between the site Chumpe lab and ALS Minerals. SRK notes that these biases are conservative given that Chumpe is the source for the historic drilling database and current channel samples, and that the nature of the bias is not such that the entire resource would be under or over-stated. SRK did not observe any consistent performance issues over time (2015-2017) at either lab, but rather noted isolated and apparently random failures for the CRM and blanks in particular. As noted, many of these can be attributed to sample mixing during QA/QC submittal or potential issues with the CRM, both problems in and of themselves. SRK continues to recommend that more attention is given to sampling and QA/QC in the future to continue to mitigate potential uncertainty in the analyses supporting the Mineral Resource. SRK also notes that any bias from the Chumpe analyses will likely be conservative due to the significant under reporting of Ag for Chumpe compared to ALS.

Although the performance and monitoring of the QA/QC samples is not consistent with industry best practices, SRK notes that the lack of precision in certain analyses (Ag, Zn, Pb, Cu) is less critical due to the nature of the mineralization and mining criteria at Yauricocha. Precision issues between 0.1 to 0.2% in the base metals is likely not sufficient to cause material issues in deciding whether material is mined or not, and these decisions are generally made with ongoing development samples and grade control entirely unsupported by detailed QA/QC. Thus, much of the risk associated with the analyses has already be borne by the active mining of multiple areas at Yauricocha, and mitigated by ongoing profitable production. SRK is of the opinion that while these issues should be addressed going forward; they represent little risk to the statement of Mineral Resources at this time.

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12	Data Verification

Other independent consultants such as Gustavson and Associates has verified the data supporting Mineral Resource estimation at Yauricocha since 2012. SRK notes that the data verification process is made difficult due to the lack of a compiled and well-ordered database for the overall mine area.

12.1	Procedures

For data prior to 2016, Gustavson reviewed the drillhole and underground channel samples databases for the Yauricocha project and compared the assay database with a separately maintained database of assay data which is described as ‘laboratory data’. Chumpe lab does not provide a separately maintained database, nor are there assay certificates with which to compare the database.

For the current database, SRK has reviewed individual analytical certificates from ALS Minerals and compared a random selection of 20 of these back to the database. No errors were noted in the values from the sheets to the digital database. SRK notes that this represented about 7% of the total assays.

12.2	Limitations

SRK has not reviewed 100% of the analyses at Yauricocha against certified, independent assay certificates.

12.3	Opinion on Data Adequacy

SRK has relied upon the verification conducted by others previously, and has conducted independent verification of assays to analytical certificates from ALS Minerals for the recent project history. SRK also notes that much of the risk associated with potential database contamination or transposition is borne-out through daily production in the currently operating underground mine.

SRK does recommend the installation of a dedicated database management platform that will compile and validate the database used in Mineral Resource estimation against the actual certificates received from Chumpe, as well as make QA/QC management and database export more flexible and reliable.

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13	Mineral Processing and Metallurgical Testing

13.1	Testing and Procedures

Yauricocha’s facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on a as needed basis. Information available from site shows that Yauricocha has been testing various samples from the mineralized zones as follows:

•	Samples from Mina Central – Cuerpo Esperanza: a polymetallic Ag-Cu-Pb-Zn material that at laboratory scale achieved comparable results to those achieved in the industrial scale plant. Three products resulted from the tests: copper concentrate, lead concentrate, and zinc concentrate. Silver is preferably deported to copper and lead concentrates. No deleterious elements were reported in the flotation concentrates.
•	Samples from a polymetallic material: test results are comparable to those of the industrial scale plant. Three products resulted from the tests: copper concentrate, lead concentrate, and zinc concentrate. Silver is preferably deported to copper and lead concentrates. Yauricocha continues testing alternative flotation conditions and reagents to reduce arsenic and antimony presence in copper concentrate and lead concentrate.
•	Samples from Mina Mario (Pb-Zn): successfully produce a good quality lead sulfide concentrate, and found difficulties in achieving commercial quality zinc grades.
•	Samples from Cuerpo Contacto Occidental: correspond to an oxide Ag-Pb material that successfully achieved good quality lead sulfide concentrate and lead oxide concentrate. Approximately 70% of the silver was deported to concentrates, with approximately 47% of the total being deported to lead oxide concentrate.
•	Samples from an oxide copper mineral: this sample achieved poor metallurgical performance that laboratory personnel attributed to high presence of copper carbonates. Additional tests are planned for these samples.
•	Samples from Esperanza Norte: a copper bearing material that achieved reasonable copper recovery and concentrate grade but with high presence of arsenic. The laboratory personnel’s recommendation is to blend this material in the mill feed.
•	Samples from copper sulfide minerals: achieved high recovery and concentrate grade but with significant arsenic presence in the copper concentrate. The laboratory personnel’s recommendation is to batch processing this material in the plant.

13.2	Recovery Estimate Assumptions

Final concentrates in Table 13-1 for the 2017 January to September period show typical commercial concentrate grades. In the polymetallic circuit, the fresh feed assaying 0.63% Cu yielded a concentrate assaying 27.18% Cu at a recovery of 66.2% Cu. Deportment of Zn and Pb to copper concentrate translated in grade of 7.35% Zn and 2.55% Pb respectively which may trigger penalties from buyers. Silver recovery to copper concentrate reached 23% equivalent to 31 ounces/ton Ag in concentrate.

In terms of lead sulfide concentrate from the polymetallic circuit, 87.4% of the lead metal in fresh feed assaying 1.58% Pb was deported to a sulfide concentrate grading 57.41% Pb. Deportment of Cu and Zn to lead concentrate reached 8.8% and 3.3% respectively. The large fraction of silver in the polymetallic circuit was deported to the lead concentrate; it reached 43.7% recovery for the period in question.

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Lead sulfide concentrate produced from the oxide circuit was 109 t which represents only a minor fraction of the overall lead concentrate production and it achieved a grade of 33.89% Pb which is below commercial levels, with copper and zinc grades at 5.49% and 16.31% respectively. Similarly, lead oxide concentrate represents a minor fraction of the overall lead concentrate production at 233 t and a grade of 52.15% Pb. Both lead concentrates produced in the oxide circuit are blended with the lead sulfide concentrate produced in the polymetallic circuit in the final lead concentrate thickener. The combined concentrate resulted in approximately 17,867 t grading 57.21% Pb, 2.3% Cu, 5.42% Zn, 1.76 g/t Au, and 37,8 oz/t Ag.

The zinc concentrate recovered 89.5% of the zinc metal or equivalent to a grade of 51.38% Zn in concentrate. Lead and copper recovery to the zinc concentrate translated in grades of 0.88% and 1.33%, respectively. Silver deportment to the zinc concentrate reached 11.0% or 3.4 ounces/ton.

Gold deportment is spread among all concentrate product and consequently it is unlikely that achieves payable levels. Yauricocha may want to look at opportunities to concentrate gold into a single product to reach payable levels, or alternatively attempt gravity concentration in the grinding stage and/or the final flotation tails.

Table 13-1: Yauricocha Metallurgical Performance, January to September 2017

Processing Circuit	Stream	Tonnes	Concentrate Grade					Recovery (%)
			Au	Ag	Pb	Cu	Zn	Au	Ag	Pb	Cu	Zn
			(g/t)	(oz/t)	(%)	(%)	(%)
Polymetallic	Fresh Ore	726,254	0.55	2.1	1.6	0.6	3.9	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	11,198	2.97	31.0	2.6	27.2	7.3	8.4	23.0	2.5	66.2	2.9
	Pb Concentrate	17,525	1.77	37.6	57.4	2.3	5.4	7.8	43.7	87.4	8.8	3.3
	Zn Concentrate	49,222	0.43	3.4	0.9	1.3	51.4	5.3	11.0	3.8	14.3	89.5
Oxide	Fresh Ore	6,669	0.20	6.1	4.5	0.2	5.8	100.0	100.0	100.0	100.0	100.0
	Pb Concentrate	109	2.16	67.9	33.9	5.5	16.3	17.9	18.1	12.3	53.5	4.6
	Pb Oxide Concentrate	233	0.65	37.6	53.1	0.9	3.3	14.1	26.1	46.7	38.4	2.1
	Fresh Ore	21,715	0.30	1.4	1.3	5.3	3.8	100.0	100.0	100.0	100.0	100.0
	Cu Oxide Concentrate	2,872	0.83	3.4	3.0	21.8	4.8	36.9	32.4	30.0	53.8	17.0
	Fresh Ore	2,632	0.34	2.2	0.9	1.4	2.2	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	148	0.89	17.8	9.2	19.9	20.6	14.9	45.7	56.2	79.2	53.5

Source: SRK, 2017

The as-sold final concentrate grades available for the 2017 January to August period (Table 13-2) show that only copper concentrate presents deleterious elements in high enough concentration to potentially trigger penalties from the buyer. Arsenic in copper concentrate ranged from approximately 1% up to 3.7% and fluorine ranged from approximately 100 ppm to 800 ppm. Arsenic is also present in the lead concentrate and zinc concentrate, but in levels that are unlikely to trigger penalty payments.

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Table 13-2: Concentrate Sales – 2017 January to August

Product	Invoice Date	Buyer	Wet Tonnes	Dry Tonnes	Ag oz/ton	Au oz/t	Cu (%)	As (%)	Sb (%)	Bi (%)	Pb (%)	Zn (%)	F (ppm)	Mn (%)	Fe (%)
Cu con	2017 Jan	GLENCORE PERU S.A.C	1,184	1,061	45.2	0.098	27.7	2.2	0.21	0.13	2.6	8.0	102
Cu con	2017 Feb	TRAFIGURA PERU S.A.C.	1,457	1,256	19.4	0.056	25.6	1.1	0.13	0.07	2.2	6.7	873
Cu con	2017 Feb	GLENCORE PERU S.A.C	821	724	37.7	0.081	25.7	2.0	0.22	0.12	3.0	8.5	353
Cu con	2017 Mar	TRAFIGURA PERU S.A.C.	591	518	28.9	0.072	27.3	2.2	0.15	0.10	2.4	5.9	309
Cu con	2017 Mar	GLENCORE PERU S.A.C	917	807	36.3	0.090	27.7	2.2	0.26	0.10	2.8	6.0	268
Cu con	2017 Apr	TRAFIGURA PERU S.A.C.	574	504	27.8	0.080	26.9	2.9	0.20	0.06	2.4	6.4	413
Cu con	2017 Apr	GLENCORE PERU S.A.C	1,007	877	18.9	0.049	24.5	2.0	0.15	0.06	2.8	5.9	300
Cu con	2017 May	GLENCORE PERU S.A.C	1,650	1,485	31.3	0.055	24.0	3.4	0.28	0.11	4.4	9.4	284
Cu con	2017 Jun	GLENCORE PERU S.A.C	1,726	1,545	32.1	0.054	23.6	3.7	0.23	0.14	4.4	11.4	183
Cu con	2017 Jul	GLENCORE PERU S.A.C	1,462	1,306	27.7	0.082	26.1	3.5	0.25	0.15	3.1	8.1	244
Cu con	2017 Aug	TRAFIGURA PERU S.A.C.	209	187	22.0	0.080	28.0	1.8	0.22	0.12	2.0	5.0	300
Cu con	2017 Aug	GLENCORE PERU S.A.C	2,064	1,827	16.7	0.107	25.5	2.6	0.10	0.14	3.0	7.9	285
Pb con	2017 Jan	GLENCORE PERU S.A.C	2,356	2,161	43.4	0.075		0.3		0.17	54.6
Pb con	2017 Feb	GLENCORE PERU S.A.C	2,613	2,408	39.1	0.044		0.3		0.19	57.0
Pb con	2017 Mar	GLENCORE PERU S.A.C	2,298	2,098	36.3	0.038		0.4		0.15	53.9
Pb con	2017 Apr	GLENCORE PERU S.A.C	2,757	2,529	34.1	0.033		0.5		0.13	55.0
Pb con	2017 May	GLENCORE PERU S.A.C	2,804	2,584	38.9	0.032		0.7		0.16	57.5
Pb con	2017 Jun	GLENCORE PERU S.A.C	2,074	1,909	37.7	0.037		0.7		0.22	57.2
Pb con	2017 Jul	GLENCORE PERU S.A.C	1,849	1,717	34.2	0.062		0.3		0.29	60.0
Pb con	2017 Aug	GLENCORE PERU S.A.C	1,597	1,493	30.5	0.085		0.7		0.28	54.2
Zn con	2017 Jan	TRAFIGURA PERU S.A.C	1,297	1,202	4.0			0.1				53.8		0.4	6.8
Zn con	2017 Jan	TRAFIGURA PERU S.A.C	3,805	3,501	3.8			0.1				51.7		0.3	8.1
Zn con	2017 Feb	TRAFIGURA PERU S.A.C	1,540	1,423	3.3			0.1				53.3		0.3	7.7
Zn con	2017 Feb	TRAFIGURA PERU S.A.C	3,442	3,157	3.8			0.1				50.9		0.3	8.6
Zn con	2017 Mar	TRAFIGURA PERU S.A.C	3,306	3,031	3.7			0.1				50.7		0.4	8.8
Zn con	2017 Mar	TRAFIGURA PERU S.A.C	1,344	1,223	3.8			0.1				50.1		0.4	8.6
Zn con	2017 Mar	TRAFIGURA PERU S.A.C	1,901	1,729	3.6			0.1				50.3		0.4	8.9
Zn con	2017 Apr	TRAFIGURA PERU S.A.C	1,460	1,335	3.6			0.2				50.0		0.4	8.9
Zn con	2017 Apr	TRAFIGURA PERU S.A.C	2,787	2,547	3.8			0.2				50.3		0.5	8.6
Zn con	2017 Apr	TRAFIGURA PERU S.A.C	999	914	3.7			0.2				50.0		0.4	8.7
Zn con	2017 Apr	TRAFIGURA PERU S.A.C	804	729	3.7			0.1				50.6		0.4	8.6
Zn con	2017 May	TRAFIGURA PERU S.A.C	6,393	5,848	3.3			0.2				52.5		0.3	7.8
Zn con	2017 Jun	TRAFIGURA PERU S.A.C	4,416	4,024	3.4			0.2				52.0		0.4	7.8
Zn con	2017 Jun	TRAFIGURA PERU S.A.C	1,682	1,537	3.3			0.2				52.2		0.4	7.8
Zn con	2017 Jul	TRAFIGURA PERU S.A.C	7,202	6,521	3.0			0.1				50.8		0.3	8.5
Zn con	2017 Aug	TRAFIGURA PERU S.A.C	6,633	6,024	3.0			0.1				50.0		0.3	8.0

Source: SRK, 2017

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14	Mineral Resource Estimate

Mineral Resource Estimations have been conducted or reviewed by the following Qualified Person(s), using various industry-standard mining software:

•	Matthew Hastings, Principal Resource Geologist of SRK Consulting (U.S.) Inc.; Maptek Vulcan™.

Estimations for the Angelita, Karlita, Celia, Escondida, and Privatizadora areas were conducted by Minera Corona personnel. SRK reviewed these estimations and found them to be consistent with industry best practice.

14.1	Drillhole/Channel Database

SRK received 11 separate databases in digital Excel format. SRK notes that Minera Corona maintains their own databases in individual spreadsheets by orebody and time period, which are in turn separated by channel sample and diamond drill hole. The compilation of these files is time-consuming and error-prone. For this reason, SRK has relied on these as individual databases for each area. SRK notes that there are likely overlaps in drilling between the multiple areas, but has considered each area to be its own standalone dataset for the purposes of analysis and estimation.

SRK is of the opinion that one of the largest and most critical deficiencies at Yauricocha is the lack of a well-maintained database in a format that compiles the entirety of the information to be used in the resource estimation. A database in this type of format would ideally be able to be sorted based on year, type of drilling/sampling, analytical lab, etc., and would permit flexibility and speed in manipulation of data and filtering it for use in Mineral Resource estimation.

14.2	Geologic Model

The geologic model was developed by Minera Corona geologists, primarily using ARANZ Leapfrog® Geo software. Three dimensional models were derived from both drilling and channel samples, as well as incorporating mapping from mine levels and structural observations. Significant expansion and infill drilling between the end of 2015 and the effective date of the resource (July 31, 2017) has resulted in net increases in many areas of the Yauricocha deposit. Combined with these are the facts that the modeling has now been exclusively done by Minera Corona geologists, resulting in a more complete and thorough model.

In many cases, the modeling has been simplified from previous years. One example of this is modeling all of the Mina Central sulfides as a single body (Figure 14-1), rather than four discrete areas. The limits of this orebody have been expanded significantly with additional drilling. The precision of these models has also improved dramatically in terms of sampling positions relative to the wireframes, notably in the tightly spaced sampling areas. In other cases where the Leapfrog® modeling has been used, the geologists have modeled more complex parts of the orebodies that were not previously modeled or reported. These include copper-rich areas within Mascota, Esperanza, and others.

Mineralization at Yauricocha encompasses two main styles, differentiated by scale, continuity, and exploration and development style.

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•	Cuerpos Massivos (large bodies) are bodies formed along major structures of significant (several hundreds of meters) of vertical extent, consistent geometry, and significant strike length. These bodies constitute the majority of tonnage mined in the operation, are easily intersected by targeted drilling, and are mined by bulk mining methods.
•	Cuerpos Chicos (small bodies) are smaller mineralized bodies of high grades. They are often skarn bodies, are less continuous and less regular in form than the Cuerpos Massivos, and are difficult to intersect except with carefully targeted drilling. They are typically mined by overhand cut and fill or similar high-selectivity mining methods. The mine has historically drifted into these zones and delineated them using localized channel sample data. Recently, additional effort has been made to use targeted drilling to explore the extents of these bodies. Cuerpos Chicos in the Cachi-Cachi area are referred to by the area designation “Cachi-Cachi” and Cuerpos Chicos occurring in the vicinity of Mina Central are collectively referred to as the “Cuerpos Pequenos”.

14.2.1	Mina Central

The geology model for Mina Central has been constructed by Corona site geologists. This model is based on implicit modeling of drilling and channel sampling, and encompasses the Antacaca, Catas, Rosaura, and Antacaca Sur areas, which are broken on geographic and infrastructure boundaries rather than any mineralogic or geologic boundaries. The model is effectively continuous through all areas. The mineralization is domained using a steeply dipping, NW trending, tabular manto wireframe constructed in Leapfrog®. Both channel sampling and drilling have been used to develop this model. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area. The orebody has been expanded from the previous 2015 model based on revised interpretation and expanded drilling. An example of this model in the context of the previous model is shown in Figure 14-1.

In addition to the expanded extents of the Mina Central area, Corona geologists have modeled selected oxide zones in the Antacaca Sur area based on drilling and development data. This is considered a separate domain from the main Mina Central area for the purposes of data analysis and estimation.

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        Long section looking NE. Green is 2015 models and blue is current.

Source: SRK, 2017

Figure 14-1: Example of Mina Central Model

14.2.2	Esperanza

The geology model for Esperanza has been constructed by Corona site geologists. This model is based on very detailed drilling program as well as cross sectional and level mapping in order to capture the inherent complexity of this area. The model is implicitly modeled from a series of 6 different areas identified within Esperanza based on mineralogy or textures. These include 2 breccia zones, 1 copper zone, Esperanza North, Experanza Distal, and a lower grade pyrite-rich area. At this time, there is insufficient evidence to discretize these areas for the purposes of resource estimation, and they have been grouped together as one large complex orebody with the exception of the pyrite area (unestimated). Additional drilling and development may change this in the future, but SRK and Corona geologists agree that the textural and mineralogy differences observed underground may be inherent to the style of mineralization. The model represents what appears to be a single primary feeder structures within Esperanza, which appears to coalesce at depth and split into many “finger-like” smaller structures in the upper levels. This assumption from 2015 was proven to some degree with additional drilling and development. Although general continuity along strike and down-dip is quite good, SRK notes that the mineralization varies dramatically in orientation and thickness, locally over short distances. Minera Corona has instigated a dense drilling grid to 15 m spacing in areas where this complexity is noted, and will continue this practice as needed to better model the orebody as it develops and access for drilling becomes available.

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Examples of the Esperanza model in the context of the previous model are shown in Figure 14-2 and Figure 14-3.

Long section looking NE. Green is 2015 models and red is current.

Source: SRK, 2017

Figure 14-2: Example of Esperanza Model

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Looking NW. +/- 10 m width.

Figure 14-3: Cross section of Esperanza Model

14.2.3	Mascota

The geology model for Mascota has been constructed by Corona site geologists using implicit modeling in Leapfrog® Geo software. The model is based on the grouped lithologies from drilling and sampling in the Mascota mine area. SRK notes that the previous 2015 model produced by Gustavson only accounts for areas known to feature Pb-oxide mineralization, although the orebody was known to contain significant zones of oxide Cu as well as higher grade polymetallic sulfide mineralization at depth. Many of these areas have been added through the efforts of the site personnel in additional drilling/development and interpretation of the complex relationships between areas. As SRK noted in the 2016 report, these additional areas offered potential upside to the Mascota orebody, which has been realized to some degree in 2017. Significant expansions to the orebody are noted in the geologic modeling, including the copper-rich areas as well as the massive sulfide zones being explored at depth. These areas have been identified as Ag/Pb oxides, low-grade Ag/Pb oxides, Cu oxides, and polymetallic sulfides. They are considered as discrete by the Corona geologists and have been domained separately for the purposes of estimation.

An example of this model in the context of the previous model is shown in Figure 14-4.

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Long section looking NE. Green is 2015 models and red is current.

Source: SRK, 2017

Figure 14-4: Example of Mascota Model

14.2.4	Cuye

The Cuye orebody has previously been reported as a series of smaller bodies situated between the Mina Central and Mascota areas. These smaller orebodies have effectively been mined in the period between EOY 2015 and the current resource statement. In 2016-2017, a number of drill holes encountered considerable thicknesses of mineralization at depth below the previous Cuye orebodies. Unlike the smaller bodies, the new intersections are thicker and more continuous, if lower grade. Also, they potentially allude to an extension of the Mina Central mineralization to the north, the size and morphology of the Cuye area has completely changed from previous reports, and fits more closely with a tabular steeply dipping orebody along the trend of the Mina Central and Esperanza areas. At present, Cuye has only be sampled by relatively widely-spaced drilling. It, like Esperanza, also features some pyrite-rich zones which have been modeled separately within the greater Cuye orebody. These areas have been excluded from the estimation as they are considered waste for the mine.

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An example of the Cuye orebody, compared with the previous model, is shown in Figure 14-5.

Long section looking NE. Green is current Mascota and Mina Central and red is current Cuye. Grey are previous Cuye models that have been depleted.

Source: SRK, 2017

Figure 14-5: Cuye Model (2017) in Context with Other Areas

14.2.5	Cachi-Cachi

The geology model for Cachi-Cachi has been constructed by Corona site geologists. This model is based on cross sectional and level mapping, and encompasses the massive orebodies Karlita, Angelita, Elissa, Escondida, Privatizadora, and Zulma, which are discrete mineralized bodies with unique morphologies and mineralization. The mineralization is domained using a variety of geometries and orientations, which are generally steeply dipping. Models are wireframes implicitly modeled in Leapfrog®. Both channel sampling and drilling have been used to develop these models. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area. An example of these models is shown in Figure 14-6.

Cachi-Cachi includes one new area in Privatizadora as well as significant expansions of other areas through additional drilling and/or reinterpretation.

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Long section looking SE. Green is 2015 models and red is current.

Source: SRK, 2017

Figure 14-6: Example of Cachi-Cachi Models

14.2.6	Cuerpos Pequenos

The geology models for the Cuerpos Pequenos has been constructed by Corona site geologists. These models are based on cross sectional and level mapping as well as the drilling and channel sampling. Models generally encompass small chimney-shaped massive sulfide mineralization, which are considered discrete mineralized bodies with unique morphologies and mineralization. The models included in this area are Gallitos, Butz, Contacto Oriental, Contacto Occidental, and Contacto Sur Medio (CSM). The mineralization is domained using a variety of geometries and orientations, which are generally steeply-dipping. Models are wireframes digitized in Datamine™ or implicitly modeled in Leapfrog®. Both channel sampling and drilling have been used to develop these models. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area.

The unpredictable nature of the orebodies and the exploration methodology used to delineate them makes for some uncertainty in the interpretation of the bodies, as they have been demonstrated to pinch and swell dramatically over short distances. Although an important source of Mineral Resources and production, these are not relied upon to the same degree as more massive bodies, such as Mina Central and Esperanza. SRK notes that there are several of the Cuerpo Pequeno-type orebodies that have not been modeled or estimated as a part of this report (which may have been included in previous reports), but include mineralization which is currently or has been selectively mined. This has historically made modeling and estimation of the smaller orebodies a distinct challenge, as the mineralization is often significantly or completely depleted through mining between the biannual modeling process.

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14.2.7	Geology Model as Resource Domains

SRK considered the geology models to be hard boundaries in general with respect to the resource estimation methods. However, for the purposes of exploratory data analysis, SRK grouped selected areas based on their geography or mineralogical relationships to ensure that the populations of data were sufficient to make informed decisions regarding compositing, capping, and variography.

For exploratory data analysis, SRK began with reviewing the sample distributions and mean grades for data within each major mineralization area. These results are presented in Table 14-1 below. Based on the review of each area as a whole, SRK elected to use each geologic domain (or subdomain) as either a hard or soft boundary depending on the observations and recommendations of the site geology team. The individual domains were grouped based on a combination of factors including proximity, relative data populations, and mineralization style. The means for the domains are shown below in Table 14-1. The nomenclature and coding for the domains are summarized in Table 14-2.

Table 14-1: Mean Grades by Area

Area	Samples	Ag	Au	Cu	Pb	Zn
	Count	Mean	Mean	Mean	Mean	Mean
Angelita	1,919	13.97	0.30	0.48	0.26	5.35
Butz	239	34.80	0.32	0.27	1.88	5.86
CSM	186	156.80	0.33	0.26	8.25	12.49
Cuye	254	62.90	0.93	2.09	0.35	2.54
Elissa	845	112.53	0.30	0.13	2.32	10.64
Escondida (1)	728	97.59	0.46	0.41	2.17	4.38
Esperanza (2)	2,593	90.59	0.59	2.43	2.12	5.06
Gallitos	371	107.58	0.29	0.71	5.94	11.32
Karlita	1,062	88.42	0.65	0.68	1.68	5.77
Mascota	7,554	162.20	1.19	1.73	4.98	2.84
Mina Central (3)	14,535	61.04	0.66	0.92	1.01	3.20
(1)	Includes Zulma
(2)	Includes all Esperanza domains.
(3)	Includes Contacto Oriental, Contacto Occidental, Butz, Oxidos Antacaca Sur

Source: SRK, 2017

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Table 14-2: Summary of Resource Domains in Geologic Models

Area	Domain	Boundary
Mina Central	Mina Central	Hard
	Antacaca Sur Oxidos	Hard
Esperanza	Esperanza	Soft
	Esperanza Breccia 1	Soft
	Esperanza Breccia 2	Soft
	Esperanza Cobre	Soft
	Esperanza Norte	Soft
	Esperanza Distal	Soft
	Esperanza Pirita	Not Estimated
Mascota	Mascota Oxide PbAg	Hard
	Mascota Oxide Not Economic	Hard
	Mascota Oxide Cu	Hard
	Mascota Polymetallic North	Hard
	Mascota Polymetallic East	Hard
	Mascota Polymetallic East 2	Hard
	Mascota Polymetallic South	Hard
Cuye	Cuye	Hard
	Cuye Pirita	Not Estimated
Cuerpos Pequenos	Gallito	Hard
	Oriental	Hard
	Occidental	Hard
	Occidental Oxide	Hard
	Butz	Hard
Cachi-Cachi	Angelica	Hard
	Karlita	Hard
	Elissa	Hard
	Celia	Hard
	Escondida	Hard
	Privatizadora	Hard
	Zulma	Hard

Source: SRK, 2017

14.3	Assay Capping and Compositing

SRK conducted capping and compositing for the databases supporting estimations at Mina Central, Esperanza, Elissa, Mascota, and various Cuerpos Pequenos. Minera Corona conducted capping for the data in the areas that they estimated. SRK reviewed the results of their capping analysis and notes that they are consistent with the methods and results that SRK used.

14.3.1	Outliers

SRK reviewed the outliers for the raw sample data in each area or domain using a combination of histograms, log probability plots, and descriptive statistics. Outliers are evaluated from the raw, un-composited data, flagged by the 3D geologic model. An example of the log probability plot reviewed for Ag is shown in Figure 14-7. An example of a corresponding capping analysis for Ag in Esperanza is shown in Table 14-3. This capping analysis reviewed the impact of the cap on a number of factors in the database, including total reduction in contained metal, percentage of samples capped, and reduction to the CV. In the cases of the Mascota polymetallic sulfide domain, Cuye, CSM, and Butz, SRK capped at a nominal 98th percentile as the paucity of data made analysis through log probability or histograms less meaningful. Capping limits assigned for each area estimated by SRK are shown in Table 14-4.

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In some cases, SRK applied limits to the area of influence for certain elements during various passes of the estimation. This was accomplished using high yield limit restrictions in Vulcan™ during the estimation. Decisions regarding how to apply this restriction to the estimation was made after reviewing the validations of the individual models and noting potential for over-stating grade due to a combination of factors including grade continuity, sample spacing, orebody morphology and more. In cases where this was used, the objective was to iteratively apply these limits at varying grades and distances to improve the validation.

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Source: SRK, 2017

Figure 14-7: Log Probability Plot for Capping Analysis – Esperanza Ag

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Table 14-3: Example Capping Analysis – Esperanza Ag

Cap Ag (g/t)	Capped	Percentile	Capped	Lost Ag	CV %	Max	Mean	Variance	CV
NA	0	100%	0	0	0	1,597.01	90.59	13,065	1.26
895.03	3	99.90%	0.10%	0.38%	2.90%	895.03	90.20	12,213	1.23
647.30	13	99.50%	0.50%	1.30%	6.60%	647.30	89.35	11,088	1.18
447.00	42	98.20%	1.60%	3.60%	14%	447.00	86.91	8,924	1.09
372.00	73	97.20%	2.80%	5.40%	18%	372.00	85.15	7,796	1.04
299.17	134	95%	5.20%	8.40%	23%	299.17	82.48	6,466	0.97
268.74	162	94%	6.20%	10%	25%	268.74	80.79	5,783	0.94
246.51	186	93%	7.20%	12%	27%	246.51	79.33	5,268	0.91
233.61	212	92%	8.20%	13%	29%	233.61	78.36	4,954	0.90
219.64	240	91%	9.30%	14%	30%	219.64	77.17	4,601	0.88
204.95	266	90%	10.30%	16%	32%	204.95	75.78	4,224	0.86
ag > 447						1,597.01	652.42	43,472	0.32
ag <= 447						446.02	80.36	6,682	1.02

Red notes capping limit selected.

Source: SRK, 2017

Table 14-4: Capping Limits for Resource Areas

Area	Capping Limit
	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
Angelita	100	1.41	2.32	3.80	18.70
Elissa	405	1.37	1.12	10.45	33.50
Escondida	1,008	2.78	6.60	19.20	24.86
Esperanza	447	3.70	15.00	14.00	30.00
Gallito	397	1.14	6.30	22.30	31.40
Karlita	590	5.35	6.50	14.00	25.00
Mina Central	944	12.00	14.70	25.30	45.00
MascotaPbAg	1,500	11.80	10.00	50.00	30.00
Mascota CUOX	450	6.30	22.50	10.00	25.20
MascotaNoEc	500	5.30	12.75	19.00	28.60
Mascota Sulf	365	3.00	5.00	20.00	40.00
Cuye	400	3.80	8.20	3.30	29.70
CSM	745	1.36	1.36	20.00	25.00
Butz	250	1.10	1.50	11.00	17.00

Source: SRK, 2017

14.3.2	Compositing

SRK composited the capped sample data within the geologic wireframes using standard run lengths. These composite lengths vary between various areas, but the analysis is the same to ensure that the composites are representative of the SMU and minimize variance at the scale of the estimation. The compositing analysis generally features a review of the variable sample lengths in a histogram (Figure 10-1) as well as review of the sample lengths vs. grade scatter plots (Figure 14-8 and Figure 14-9) to ensure that there are not material populations of high grade samples above the nominal composite length. Composite lengths for each area are summarized in Table 14-5.

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Source: SRK, 2017

Figure 14-8: Sample Length Histogram – Mina Central

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Source: SRK, 2017

Figure 14-9: Length vs. Ag Plot – Esperanza

Table 14-5: Composite Lengths by Domain/Area

Area	Composite Length
(m)
Angelita	2
Elissa	3
Escondida	2
Esperanza	2
Gallito	3
Karlita	2
Mina Central	2
MascotaPbAg	2
Mascota CUOX	2
MascotaNoEc	2
Mascota Sulf	2
Cuye	2
CSM	3
Butz	3

Source: SRK, 2017

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14.4	Density

Density determinations are based on bulk density measurements taken from representative core samples or grab samples in each area. The mine personnel have assigned these bulk densities in each area and provided these to SRK (Table 14-6). SRK was not provided with the individual measurements for the densities, but notes that these densities are apparently in agreement with the tonnages and densities reported by the Chumpe mill.

Table 14-6: Density Assignments by Area

Area	Density (g/cm3)
Masivos Mina Central
Modelo Esperanza	4.12
Esperanza Cobre	4.53
Esperanza Brecha	2.88
Esperanza Distal	4.04
Esperanza Norte	3.73
Catas	3.68
Antacaca	3.82
Antacaca Sur	3.64
Rosaura	3.64
Oxidos Antacaca Sur	3.16
Mascota Polimetalico	3.46
Macota Oxido Ag Pb	3.16
Mascota Oxido no Economico	3.16
Mascota Oxido de Cobre	3.55
Masivos Mina Cachi-Cachi
Escondida	3.63
Elissa	3.40
Karlita	3.88
Angelita	3.51
Celia	3.63
Privatizadora	3.63
Modelo Escondida a1	3.63
Modelo Escondida Oxido Ag Pb	3.16
Zulma	3.58
Cuerpos Peuqueños Central
Butz	4.21
Csm	3.66
Contacto Occidental	3.63
Cuye	3.54
Contacto Oriental	3.42
Gallito	3.65

Source: Sierra Metals, 2017

14.5	Variogram Analysis and Modeling

SRK conducted detailed variogram analysis to assess orientations and ranges of continuity within the orebodies. Directional variograms were calculated for the primary mineralization areas of Mina Central and Mascota, as the quantities of data and orientations of the orebodies are well-understood. Directional variograms defining an ellipsoid resulted in 3D continuity models for each element. In all cases, appropriate nugget effects were determined from downhole variograms (Figure 14-10) then utilized in the directional variograms (Figure 14-11 through Figure 14-13). A linear model of coregionalization was maintained for each continuity model, and the three variograms were plotted on a single graph to define the shape of the ellipsoid (Figure 14-14). The ellipsoids were reviewed against the data distribution to ensure reasonableness and consistency. The continuity parameters derived from the directional variography in each area and for each metal are used in the ordinary kriging estimation (Table 14-7).

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For Esperanza, omni-directional variograms (Figure 14-15) were used as the anastomosing and variable nature of the deposit made directional variograms particularly unstable. For this area, SRK used a general flattened ellipsoid for the interpolation which was based on the orientation of the orebody. In the case of Mascota, ellipsoids generally approximate a sub-vertical “cigar” shape which is consistent with the general morphology of the orebody, although the complexity of the mineralization in Mascota is reflected in various differences in structures within the variograms calculated along these directions.

SRK notes that certain areas (such as the Cuerpos Pequenos) where well-structured variography was difficult to obtain due to lack of well-spaced sampling were estimated using kriging parameters based on variography from nearby and more robust datasets. For example, the Occidental, Oriental, and CSM orebodies utilized variography from nearby Mina Central.

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Source: SRK, 2017

Figure 14-10: Downhole Variogram – Mina Central Zn

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Source: SRK, 2017

Figure 14-11: Directional Variogram – Mina Central Zn Major

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Source: SRK, 2017

Figure 14-12: Directional Variogram – Mina Central Zn Semi-Major

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Source: SRK, 2017

Figure 14-13: Directional Variogram – Mina Central Zn Minor

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Source: SRK, 2017

Figure 14-14: Continuity Model and Ellipsoid – Mina Central Zn

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Source: SRK, 2017

Figure 14-15: Omni-directional Variogram – Esperanza Ag

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Table 14-7: Variogram Models by Area

Domain	Variable	Nugget	Orientation	Dip	Dip Direction	Str 1 Sill	Str 1 Range (m)		Str 2 Sill	Str 2 Range (m)
Mina Central (CSM, Butz, Oriental, Occidental)	Ag	0.3	Major	80	240	0.33	X	7	0.37	X	35
			Semi-Major	0	150		Y	3		Y	24
			Minor	10	60		Z	4		Z	8
	Au	0.2	Major	80	240	0.42	X	10	0.38	X	37
			Semi-Major	0	150		Y	16		Y	81
			Minor	10	60		Z	5		Z	6
	Cu	0.2	Major	80	240	0.6	X	18	0.21	X	34
			Semi-Major	0	150		Y	5		Y	18
			Minor	10	60		Z	4		Z	8
	Pb	0.2	Major	80	240	0.17	X	26	0.63	X	60
			Semi-Major	0	150		Y	6		Y	40
			Minor	10	60		Z	4		Z	15
	Zn	0.1	Major	80	240	0.46	X	14	0.44	X	61
			Semi-Major	0	150		Y	7		Y	80
			Minor	10	60		Z	14		Z	20
Esperanza Polymetallic (1)	Ag	0.25	Major	0	0	0.28	X	7	0.47	X	55
			Semi-Major	0	0		Y	7		Y	55
			Minor	0	0		Z	7		Z	55
	Au	0.32	Major	0	0	0.41	X	12	0.11	X	25
			Semi-Major	0	0		Y	12		Y	25
			Minor	0	0		Z	12		Z	25
	Cu	0.15	Major	0	0	0.22	X	4	0.54	X	45
			Semi-Major	0	0		Y	4		Y	45
			Minor	0	0		Z	4		Z	45
	Pb	0.16	Major	0	0	0.43	X	12	0.52	X	46
			Semi-Major	0	0		Y	12		Y	46
			Minor	0	0		Z	12		Z	46
	Zn	0.21	Major	0	0	0.42	X	10	0.37	X	65
			Semi-Major	0	0		Y	10		Y	65
			Minor	0	0		Z	10		Z	65
Mascota Oxides PbAg	Ag	0.15	Major	90	0	0.52	X	20	0.33	X	50
			Semi-Major	0	320		Y	10		Y	47
			Minor	0	230		Z	5		Z	22
	Ag	0.4	Major	90	0	0.37	X	8	0.23	X	50
			Semi-Major	0	320		Y	6		Y	30
			Minor	0	230		Z	9		Z	15
	Cu	0.2	Major	90	0	0.31	X	36	0.85	X	118
			Semi-Major	0	320		Y	7		Y	30
			Minor	0	230		Z	10		Z	15
	Pb	0.2	Major	90	0	0.23	X	29	0.57	X	93
			Semi-Major	0	320		Y	9		Y	32
			Minor	0	230		Z	7		Z	13
	Zn	0.1	Major	90	0	0.37	X	39	0.53	X	98
			Semi-Major	0	320		Y	7		Y	21
			Minor	0	230		Z	5		Z	15
Mascota Oxides Cu	Ag	0.15	Major	90	0	0.59	X	25	0.26	X	53
			Semi-Major	0	320		Y	13		Y	30
			Minor	0	230		Z	5		Z	11
	Ag	0.45	Major	90	0	0.36	X	13	0.58	X	62
			Semi-Major	0	320		Y	27		Y	30
			Minor	0	230		Z	8		Z	15
	Cu	0.17	Major	90	0	0.48	X	24	0.43	X	51
			Semi-Major	0	320		Y	9		Y	22
			Minor	0	230		Z	12		Z	15
	Pb	0.1	Major	90	0	0.52	X	20	0.86	X	86
			Semi-Major	0	320		Y	7		Y	21
			Minor	0	230		Z	5		Z	17
	Zn	0.1	Major	90	0	0.65	X	10	0.51	X	83
			Semi-Major	0	320		Y	10		Y	31
			Minor	0	230		Z	17		Z	24
Mascota Oxides Non-Economic	Ag	0.2	Major	90	0	0.59	X	16	0.21	X	28
			Semi-Major	0	320		Y	5		Y	21
			Minor	0	230		Z	2		Z	5
	Ag	0.2	Major	90	0	0.4	X	8	0.44	X	62
			Semi-Major	0	320		Y	6		Y	30
			Minor	0	230		Z	9		Z	15
	Cu	0.2	Major	90	0	0.7	X	17	0.35	X	37
			Semi-Major	0	320		Y	35		Y	40
			Minor	0	230		Z	2		Z	10
	Pb	0.1	Major	90	0	0.88	X	35	0.51	X	51
			Semi-Major	0	320		Y	9		Y	37
			Minor	0	230		Z	5		Z	9
	Zn	0.1	Major	90	0	0.28	X	24	0.36	X	41
			Semi-Major	0	320		Y	23		Y	31
			Minor	0	230		Z	13		Z	18
Elissa	Ag	0.56	Major	0	0	0.13	X	24	0.31	X	50
			Semi-Major	0	0		Y	24		Y	50
			Minor	0	0		Z	24		Z	50
	Au	0.24	Major	0	0	0.45	X	12	0.31	X	35
			Semi-Major	0	0		Y	12		Y	35
			Minor	0	0		Z	12		Z	35
	Cu	0.41	Major	0	0	0.13	X	11	0.47	X	60
			Semi-Major	0	0		Y	11		Y	60
			Minor	0	0		Z	11		Z	60
	Pb	0.5	Major	0	0	0.26	X	11	0.24	X	60
			Semi-Major	0	0		Y	11		Y	60
			Minor	0	0		Z	11		Z	60
	Zn	0.46	Major	0	0	0.17	X	10	0.38	X	38
			Semi-Major	0	0		Y	10		Y	38
			Minor	0	0		Z	10		Z	38

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Domain	Variable	Nugget	Orientation	Dip	Dip Direction	Str 1 Sill	Str 1 Range (m)		Str 2 Sill	Str 2 Range (m)
Angelita	Ag	0.385	Major	90	50	0.615	X	30	NA	X
			Semi-Major	0	140		Y	28		Y
			Minor	0	50		Z	10		Z
	Au	0.406	Major	90	50	0.594	X	26	NA	X
			Semi-Major	0	140		Y	24		Y
			Minor	0	50		Z	8		Z
	Cu	0.37	Major	90	50	0.63	X	24	NA	X
			Semi-Major	0	140		Y	22		Y
			Minor	0	50		Z	10		Z
	Pb	0.114	Major	90	50	0.886	X	27	NA	X
			Semi-Major	0	140		Y	26		Y
			Minor	0	50		Z	10		Z
	Zn	0.383	Major	90	50	0.617	X	24	NA	X
			Semi-Major	0	140		Y	24		Y
			Minor	0	50		Z	10		Z
Escondida	Ag	0.342	Major	90	50	0.658	X	13	NA	X
			Semi-Major	0	140		Y	15		Y
			Minor	0	50		Z	8		Z
	Au	0.491	Major	90	20	0.509	X	15	NA	X
			Semi-Major	0	110		Y	16		Y
			Minor	0	20		Z	8		Z
	Cu	0.072	Major	90	30	0.928	X	12	NA	X
			Semi-Major	0	120		Y	12		Y
			Minor	0	30		Z	3		Z
	Pb	0.315	Major	90	40	0.685	X	12	NA	X
			Semi-Major	0	130		Y	12		Y
			Minor	0	40		Z	3		Z
	Zn	0.324	Major	90	10	0.676	X	12	NA	X
			Semi-Major	0	100		Y	12		Y
			Minor	0	10		Z	4		Z
(1)	Includes all areas of Esperanza

Source: SRK, 2017

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14.6	Block Model

Block models were created by SRK in Maptek Vulcan™ format or, in the case of the Cachi-Cachi models by Minera Corona in Datamine Studio RM™ format. Sub-blocking was utilized to approximate geologic contacts. SRK produced a single block model for the Mina Central Area, flagged using codes for each area or discrete orebody. Individual models were created for Elissa, CSM, Butz, Angelita, Celia, Escondida, Karlita, Privatizadora, and Zulma.

Blocks were flagged by mineralization vs. waste, area, and domain. Blocks were coded appropriately with corresponding densities.

Coding and domains for the block models are summarized in Table 14-8. Details for the block models are summarized in Table 14-9.

Table 14-8: Domain and Area Codes for Block Models

Area	Area Code	Domain	Domain
Mina Central	1	1	Mina Central
		2	Antacaca Sur Oxidos
Esperanza	2	3	Esperanza
		4	Esperanza Breccia 1
		5	Esperanza Breccia 2
		6	Esperanza Cobre
		7	Esperanza Norte
		8	Esperanza Distal
		9	Esperanza Pirita
Mascota	3	10	MascotaOxide PbAg
		11	MascotaOxide NotEconomic
		12	MascotaOxide Cu
		13	Mascota Polymetallic North
		14	Mascota Polymetallic East
		15	Mascota Polymetallic East 2
		16	Mascota Polymetallic South
Cuye	4	17	Cuye
		18	Cuye Pirita
Cuerpos Pequenos	5	19	Gallito
	6	20	Oriental
		21	Occidental
		22	Occidental Oxide
	7	23	Butz
Cachi-Cachi	8	24	Angelica
		25	Karlita
		26	Celia
		27	Escondida
		28	Privatizadora
		29	Zulma

Source: SRK, 2017

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Table 14-9: Block Model Parameters

Area	Orientation	Origin (Local m)	Extent (Local m)	Block Size (Min m)	Block Size (Max m) Mineralization	Block Size (Max m) Waste	Vulcan™ Rotation (°)
Mina Central Area (1)	X	23,390	24,842	1.00	4	12	0
	Y	15,800	16,148	1.00	4	12	0
	Z	3,400	4,204	1.00	4	12	150
Elissa	X	23,850	24,006	0.50	4	12	0
	Y	16,452	16,512	0.50	4	12	0
	Z	3,850	4,150	0.50	4	12	50
CSM	X	23,670	23,790	0.50	4	12	0
	Y	14,890	15,010	0.50	4	12	0
	Z	3,774	4,050	0.50	4	12	150
Butz	X	23,866	23,938	1.00	4	12	0
	Y	15,203	15,383	1.00	4	12	0
	Z	38,690	38,810	1.00	4	12	29
Angelita	X	24,076	24,216	1.33	4	4	0
	Y	16,525	16,657	1.33	4	4	0
	Z	4,030	4,222	1.33	4	4	0
Celia	X	24,074	24,154	1.33	4	4	0
	Y	16,579	16,631	1.33	4	4	0
	Z	4,060	4,176	1.33	4	4	0
Escondida	X	23,750	23,842	1.33	4	4	0
	Y	16,370	16,458	1.33	4	4	0
	Z	3,830	4,074	1.33	4	4	0
Karlita	X	24,010	24,102	1.33	4	4	0
	Y	16,584	16,688	1.33	4	4	0
	Z	3,980	4,172	1.33	4	4	0
Privatizadora	X	23,750	23,822	1.33	4	4	0
	Y	16,324	16,396	1.33	4	4	0
	Z	3,890	3,956	1.33	4	4	0
Zulma	X	23,777	23,790	1.00	2	2	0
	Y	16,387	16,411	1.00	2	2	0
	Z	4,056	4,077	0.02	2	2	0

Source: SRK, 2017

(1)	Includes Catas, Antacaca, Rosaura, Antacaca Sur, Esperanza, Mascota, Cuye, Gallitos, Oriental, Occidental Areas.

14.7	Estimation Methodology

SRK and Minera Corona utilized either Ordinary Kriging (OK) or Inverse Distance Weighting (IDW) to interpolate grade in all resource areas. The decision on the estimation type to use was based on the confidence of the geologist in the ability of the variography to reflect the continuity of grade within the orebody as well as the need for some measure of declustering based on data spacing. In some cases where orebodies could not be related to those with reasonable variograms, an inverse distance method was utilized with a power of 2 or 3. The estimation type and sample selection criteria was chosen to achieve a reasonably reliable local estimation of grade that does not bias the global resource estimation. SRK generally utilized the geology models as hard boundaries in the estimation and estimated blocks within these boundaries using the capped composites in the same boundaries. Ranges for interpolation were derived from omni-directional variogram analysis or continuity assumptions from site geologists based on underground mining observations. All estimations utilized both channel and drilling samples, with the exception of Cuye, which only features drilling. SRK utilized three nested estimation passes for each area. SRK weighted the estimations by either length of the composites or the horizontal thickness of the composites as appropriate, depending on the orientation of the orebody and the relationship to the drilling angles. Relevant details for specific areas are summarized below, and the complete estimation parameters are summarized in Table 14-10.

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Table 14-10: Estimation Parameters

Area	Interpolation	Pass	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi-Major	Minor	Min Comp	Max Comp	Max/DH	Max/Oct
Mina Central Sulfides (1)	OK, ID3	1	VAR	VAR	VAR	25	25	VAR	5	15	2	2
		2	VAR	VAR	VAR	50	50	VAR	3	15	2	2
		3	VAR	VAR	VAR	100	100	VAR	1	15		2
Mina Central Oxides (Antacaca Sur Only)	ID3	1	150	0	-85	25	25	5	5	15	2
		2	150	0	-85	50	50	10	3	15	2
		3	150	0	-85	100	100	20	1	15
Esperanza Polymetallic (1)	OK, ID3	1	155	0	-80	25	25	5	5	15	2	2
		2	155	0	-80	50	50	10	3	15	2	2
		3	155	0	-80	100	100	20	1	15		2
Esperanza Pyrite	ID3	1	155	0	-80	25	25	5	5	15	2	2
		2	155	0	-80	50	50	10	3	15	2	2
		3	155	0	-80	100	100	20	1	15		2
Mascota PbAg Oxides	OK, ID3	1	140	-90	-90	25	12.5	5	5	15	2	2
		2	140	-90	-90	50	25	10	3	15	2	2
		3	140	-90	-90	100	50	20	1	15		2
Mascota Cu Oxides	OK, ID3	1	140	-90	-90	25	12.5	5	5	15	2	2
		2	140	-90	-90	50	25	10	3	15	2	2
		3	140	-90	-90	100	50	20	1	15		2
Mascota Non-Econ Oxides	OK, ID3	1	140	-90	-90	25	12.5	5	5	15	2	2
		2	140	-90	-90	50	25	10	3	15	2	2
		3	140	-90	-90	100	50	20	1	15		2
Mascota Sulfides	OK, ID3	1	VAR	VAR	VAR	25	12.5	5	5	15	2	2
		2	VAR	VAR	VAR	50	25	10	3	15	2	2
		3	VAR	VAR	VAR	100	50	20	1	15		2
Cuye	OK, ID3	1	VAR	VAR	VAR	25	25	VAR	5	15	2	2
		2	VAR	VAR	VAR	50	50	VAR	3	15	2	2
		3	VAR	VAR	VAR	100	100	VAR	1	15		2
Gallitos	OK, ID3	1	140	-90	-90	25	25	5	5	15	2	2
		2	140	-90	-90	50	50	10	3	15	2	2
		3	140	-90	-90	100	100	20	1	15		2
CSM	OK, ID3	1	60	-80	0	25	25	5	5	15	2	2
		2	60	-80	0	50	50	10	3	15	2	2
		3	60	-80	0	100	100	20	1	15		2
Butz	OK, ID3	1	120	0	80	25	25	5	5	15	2	2
		2	120	0	80	50	50	10	3	15	2	2
		3	120	0	80	100	100	20	1	15		2

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Area	Interpolation	Pass	Bearing (Z)	Plunge (Y)	Dip (X)	Major	Semi-Major	Minor	Min Comp	Max Comp	Max/DH	Max/Oct
Angelica	OK, ID2	1	50	0	0	28	26	10	VAR	VAR	VAR	VAR
		2	50	0	0	56	52	20	VAR	VAR	VAR	VAR
		3	50	0	0	84	78	30	VAR	VAR	VAR	VAR
Karlita	OK, ID2	1	0	0	0	20	20	10	VAR	VAR	VAR	VAR
		2	0	0	0	40	40	20	VAR	VAR	VAR	VAR
		3	0	0	0	60	60	30	VAR	VAR	VAR	VAR
Celia	OK, ID2	1	-142	0	-90	11	7	4	VAR	VAR	VAR	VAR
		2	-142	0	-90	22	14	8	VAR	VAR	VAR	VAR
		3	-142	0	-90	33	21	16	VAR	VAR	VAR	VAR
Escondida	OK, ID2	1	20	0	0	13	12	5	VAR	VAR	VAR	VAR
		2	20	0	0	26	24	10	VAR	VAR	VAR	VAR
		3	20	0	0	39	36	15	VAR	VAR	VAR	VAR
Privatizadora	OK, ID2	1	-37	-39	12	16	16	8	VAR	VAR	VAR	VAR
		2	-37	-39	12	32	32	16	VAR	VAR	VAR	VAR
		3	-37	-39	12	64	64	32	VAR	VAR	VAR	VAR
Zulma	OK, ID2	1	20	0	0	13	12	5	VAR	VAR	VAR	VAR
		2	20	0	0	26	24	10	VAR	VAR	VAR	VAR
		3	20	0	0	38	36	15	VAR	VAR	VAR	VAR

Source: SRK, 2017

(1)	Includes Catas, Antacaca, Rosaura, Antacaca Sur Areas

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Mina Central

For Mina Central, the orientation of the search ellipsoid is varied as a function of the hangingwall and footwall surfaces of the orebody using varying local anisotropy (VLA). In this case, VLA is applied using estimation of the average orientation of triangle faces from a hangingwall and footwall surface (defined using the geology model) as well as the distance between these surfaces. These values are estimated into the block model as bearing, dip, and plunge as well as thickness (minor). These define the orientation and thickness of the flattened ellipsoid as shown in in Figure 14-16. Octant restrictions were also utilized to ensure that data for the estimation is taken from a spatially-representative area to mitigate the potential impact of making an estimate entirely based on highly-clustered channel sample data.

Source: SRK, 2017

Figure 14-16: Example of LVA for Mina Central Area

Esperanza

SRK estimated Esperanza using a sub-vertical flattened search ellipsoid, with orientations and dimensions based on the morphology of the orebody. Ranges for the ellipsoids were based on the variograms obtained through omni-directional variogram analysis of the Ag, Zn, and Cu capped and composited values, which exhibited the least variance. Although Esperanza features a variety of mineralogical textures and grade populations based on logging, there is currently not sufficient evidence for site geologists to discretize these areas as hard boundaries for the purposes of resource estimation.

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Mascota

Mascota was estimated with semi-vertical cigar-shaped ellipsoids. Each domain within the larger body was estimated separately due to genetic or mineralogical features that site geologic personnel suggest as unique. SRK has visited a number of areas within the Mascota orebody and agrees with this assessment. An identical ellipsoid was utilized for each oxide area based on the general distribution of the Mascota orebody, and the ellipsoids varied for the sulfide areas depending on orientation.

Cachi-Cachi (Excl. Elissa)

Minera Corona geologists estimated six areas in Cachi-Cachi using a combination of OK and IDW methods. A successive three-pass estimation was used, with successively less stringent requirements on samples. Isotropic search ellipsoids were utilized for each area, a reasonable approach given the highly variable orientations and thicknesses in Cachi-Cachi. They also utilized highly variable sample selection criteria by metal and pass, based on results observed during validation and observations from the mine areas. SRK notes that this method of sample selection varies from that employed by SRK on the models generated independently.

The detailed sample selection criteria for Cachi-Cachi is summarized in Table 14-11.

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Table 14-11: Sample Selection Criteria for Cachi-Cachi

Area	Parameter	Pass 1 # Comp.	Pass 2 # Comp.	Pass 3 # Comp.	Max / DH
Angelita
Ag	Min	3	3	2	2
Ag	Max	8	8	6
Pb	Min	1	1	1	2
Pb	Max	6	5	4
Cu	Min	2	1	1	2
Cu	Max	6	6	6
Zn	Min	14	14	14	1
Zn	Max	25	25	24
Au	Min	3	3	3	NA
Au	Max	16	16	16
Karlita
Ag	Min	18	12	2	NA
Ag	Max	24	20	12
Pb	Min	10	8	2	NA
Pb	Max	24	18	12
Cu	Min	2	2	2	NA
Cu	Max	6	6	6
Zn	Min	4	4	2	3
Zn	Max	16	16	12
Au	Min	8	6	3	NA
Au	Max	16	16	16
Celia
Ag	Min	3	3	2	NA
Ag	Max	24	24	6
Pb	Min	2	2	2	NA
Pb	Max	6	6	12
Cu	Min	8	8	2	1
Cu	Max	16	16	12
Zn	Min	6	3	3	2
Zn	Max	16	16	16
Au	Min	3	2	2	NA
Au	Max	16	16	16
Escondida/Zulma
Ag	Min	4	4	3	2
Ag	Max	16	16	16
Pb	Min	6	6	3	2
Pb	Max	16	16	16
Cu	Min	2	2	3	NA
Cu	Max	6	6	6
Zn	Min	3	3	3	NA
Zn	Max	16	16	16
Au	Min	3	3	3	1
Au	Max	20	20	16
Privatizadora
Ag	Min	5	5	3	NA
Ag	Max	10	10	10
Pb	Min	3	3	3	NA
Pb	Max	7	7	8
Cu	Min	3	3	3	NA
Cu	Max	10	10	8
Zn	Min	3	3	3	NA
Zn	Max	10	10	8
Au	Min	1	1	2	NA
Au	Max	8	8	8

Source: Sierra Metals, 2017

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Elissa

SRK estimated the Elissa orebody using a flattened ellipsoid, oriented sub-vertically consistent with the geology model. A single orientation was used. Elissa features a significant amount of channel samples compared to drilling that are used to estimate the Mineral Resources, and as a result there exists a possibility for the estimation to be biased towards the clustered channel samples. To mitigate this risk, SRK used octant restrictions to ensure that data would be selected in a spatially representative manner so that the channel sample grades would not be extrapolated significant distances without support from the drilling.

Cuye

SRK estimated Cuye using IDW only, as the sample spacing is relatively wide for this area compared to others, and the orebody is currently not as well-understood as others. Classification of the Mineral Resource for Cuye reflect this as well. SRK did use VLA for the interpolation, based on well-defined hangingwall and footwall surfaces from drilling.

Cuerpos Pequenos

SRK estimated the orebodies comprising the Cuerpos Pequenos areas using a variety of ellipsoid shapes and dimensions, which generally approximate the orientation of the individual orebodies. SRK notes that the orebodies themselves can locally be highly variable in their orientation and thickness.

14.8	Model Validation

All models have been validated using a minimum of visual and statistical measures to assess the probability of conditional bias in the estimation. In the case of Esperanza, swath plots were also generated to validate the estimation. SRK is of the opinion that the validation of the models is sufficient for relying upon them as Mineral Resources, but notes that the ultimate validation of the models is in the fact that the mine continuously produces material from the areas modeled and projected by the resource estimations. SRK notes that reconciliation of the production to the resource models is not a consistent part of the current validation methods, but is under consideration by Sierra Metals for future models.

14.8.1	Visual Comparison

Both SRK and Minera Corona have conducted visual comparisons of the composite grades to the block grades in each model. In general, block grade distributions match well in level and cross section views through the various orebodies. Some of these examples are shown in Figure 14-17 through Figure 14-19.

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Source: SRK, 2017

Figure 14-17: Visual Block to Composite Comparison – Mina Central

Source: SRK, 2017

Figure 14-18: Visual Block to Composite Comparison - Esperanza

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Source: SRK, 2017

Figure 14-19: Visual Block to Composite Comparison – Mascota

14.8.2	Comparative Statistics

SRK compared the estimated block grades to the composite grades utilized in the estimation, for the same zones and volumes to ensure that both are representative. SRK generally weighted the statistics by composite length or declustering weight for the composites, and by volume for the blocks. The comparisons for each area are shown in Table 14-12 through 14-22. The tabulated results show that, in almost all cases, the blocks feature a lower or similar mean to the composite grades. Where blocks locally exceed the composite grades, SRK notes that these appear to be limited occurrences, and generally the potentially over-estimated areas are in areas which have been mined previously. SRK is of the opinion that these results show that there is reasonable agreement between the models and the supporting data, with low risk for global over-estimation.

In select cases where the channel samples gave a bias due to clustering in high or low grade areas, SRK used a cell declustering method to more appropriately weight the composites for these statistical comparisons. Cells for the declustering were based on the widest drill spacing in a given area, and were evaluated on cell size vs. mean plots. In most cases, this mitigates the apparent bias between higher grade composites and lower grade blocks, as the clustered and higher grade channel sample data may affect comparably fewer blocks despite their impact on the naïve means in the composites statistics. Conversely SRK noted other areas where channel samples in development may have been in an area known to be low grade for one element (ex. Cu in Elissa) but the wider-spaced drilling encounters higher grades of Cu and affects comparably more blocks. This is the opposite effect to clustered high grades but should be equally reflected in the statistical comparison.

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Table 14-12: Mina Central Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	24,0280	463.00	30.51	-24%
Composites (Declus)	agok	7,788	944.00	40.18
Blocks	pbok	240,280	14.50	0.32	-38%
Composites (Declus)	pbok	7,788	21.75	0.51
Blocks	cuok	240,280	12.60	0.77	-5%
Composites (Declus)	cuok	7,788	14.70	0.81
Blocks	znok	240,280	33.71	1.494	-27%
Composites (Declus)	znok	7,788	36.88	2.04
Blocks	auok	240,280	8.05	0.48	-11%
Composites (Declus)	auok	7,788	12.00	0.54

Source: SRK, 2017

Table 14-13: Esperanza Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	63,431	439.90	80.03	-9%
Composites (Declus)	agok	1,633	450.00	87.92
Blocks	pbok	63,431	11.81	1.41	-21%
Composites (Declus)	pbok	1,633	14.00	1.80
Blocks	cuok	63,431	10.67	2.13	-3%
Composites (Declus)	cuok	1,633	15.00	2.20
Blocks	znok	63,431	24.29	3.55	-18%
Composites (Declus)	znok	1,633	30.00	4.32
Blocks	auok	63,431	2.87	0.54	-6%
Composites (Declus)	auok	1,633	3.70	0.57

Source: SRK, 2017

Table 14-14: Cuye Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agid	46,865	380.10	56.75	-4%
Composites	agid	121	380.10	58.81
Blocks	pbid	46,865	2.49	0.29	-7%
Composites	pbid	121	2.79	0.31
Blocks	cuid	46,865	6.85	1.90	-5%
Composites	cuid	121	7.14	1.99
Blocks	znid	46,865	29.10	2.36	-3%
Composites	znid	121	29.10	2.43
Blocks	auid	4,6865	3.08	0.60	-15%
Composites	auid	121	3.80	0.71

Source: SRK, 2017

Table 14-15: Masota PbAg Ox Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	21,692	1,277.00	333.30	-7%
Composites	agok	1,612	1,500.00	357.20
Blocks	pbok	21,692	41.56	11.84	-2%
Composites	pbok	1,612	50.00	12.09
Blocks	cuok	21,692	5.59	0.47	2%
Composites	cuok	1,612	10.00	0.46
Blocks	znok	21,692	17.91	0.68	5%
Composites	znok	1,612	26.33	0.65
Blocks	auok	21,692	10.34	2.51	1%
Composites	auok	1,612	11.80	2.48

Source: SRK, 2017

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Table 14-16: Mascota CuOx Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	16,644	410.10	40.14	-7%
Composites	agok	808	450.00	42.94
Blocks	pbok	16,644	8.47	0.85	3%
Composites	pbok	808	10.00	0.82
Blocks	cuok	16,644	21.84	6.80	-4%
Composites	cuok	808	22.50	7.05
Blocks	znok	16,644	23.49	4.74	-3%
Composites	znok	808	25.20	4.90
Blocks	auok	16,644	2.89	0.21	-13%
Composites	auok	808	6.30	0.24

Source: SRK, 2017

Table 14-17: Mascota PbAg Low-Grade Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	39,296	314.70	41.93	-18%
Composites	agok	2,232	500.00	51.25
Blocks	pbok	39,296	12.46	1.02	-14%
Composites	pbok	2,232	19.00	1.20
Blocks	cuok	39,296	9.89	0.76	1%
Composites	cuok	2,232	12.75	0.76
Blocks	znok	39,296	28.21	3.37	14%
Composites	znok	2,232	28.6	2.96
Blocks	auok	39,296	4.36	0.36	-13%
Composites	auok	2,232	5.30	0.42

Source: SRK, 2017

Table 14-18:Mascota Polymetallic Sulfide Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	10,770	330.80	115.60	1%
Composites	agok	185	475.00	114.60
Blocks	pbok	10,770	14.59	1.66	-21%
Composites	pbok	185	17.50	2.09
Blocks	cuok	10,770	5.08	0.87	-8%
Composites	cuok	185	7.43	0.94
Blocks	znok	10,770	32.36	7.83	-24%
Composites	znok	185	36.00	10.26
Blocks	auok	10,770	2.57	0.67	-10%
Composites	auok	185	3.30	0.75

Source: SRK, 2017

Table 14-19: Elissa Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	24,646	309.00	97.06	-14%
Composites (Declus)	agok	826	405.00	113.38
Blocks	pbok	24,646	7.79	2.20	-1%
Composites (Declus)	pbok	826	10.45	2.21
Blocks	cuok	24,646	1.01	0.18	-17%
Composites (Declus)	cuok	826	1.12	0.22
Blocks	znok	24,646	28.92	8.16	-16%
Composites (Declus)	znok	826	33.50	9.69
Blocks	auok	24,646	1.38	0.29	-11%
Composites (Declus)	auok	826	1.37	0.32

Source: SRK, 2017

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Table 14-20: CSM Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	19,649	672.80	174.2	19%
Composites	agok	192	745.00	146.1
Blocks	pbok	19,649	18.88	7.813	0%
Composites	pbok	192	20.00	7.787
Blocks	cuok	19,649	1.24	0.254	2%
Composites	cuok	192	1.36	0.248
Blocks	znok	19,649	25.07	11.05	-6%
Composites	znok	192	25.00	11.71
Blocks	auok	19,649	1.19	0.282	-8%
Composites	auok	192	1.36	0.307

Source: SRK, 2017

Table 14-21: Gallito Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	3,727	292.30	110.30	6%
Composites	agok	260	400.00	104.30
Blocks	pbok	3,727	19.99	5.43	-6%
Composites	pbok	260	22.30	5.78
Blocks	cuok	3,727	5.95	0.65	1%
Composites	cuok	260	6.30	0.65
Blocks	znok	3,727	26.87	11.03	-4%
Composites	znok	260	31.40	11.46
Blocks	auok	3,727	0.84	0.30	6%
Composites	auok	260	1.14	0.29

Source: SRK, 2017

Table 14-22: Butz Statistical Comparison

Data	Column	Count	Max	Mean	% Diff
Blocks	agok	1,920	208.60	30.80	1%
Composites	agok	199	250.00	30.44
Blocks	pbok	1,920	9.70	1.83	6%
Composites	pbok	199	11.00	1.72
Blocks	cuok	1,920	0.74	0.20	3%
Composites	cuok	199	0.95	0.20
Blocks	znok	1,920	14.06	4.97	-13%
Composites	znok	199	16.35	5.68
Blocks	auok	1,920	0.94	0.30	0%
Composites	auok	199	1.10	0.30

Source: SRK, 2017

14.8.3	Histogram Comparison

SRK reviewed and compared the histograms for the composites and blocks in each area. The purpose of this comparison is to provide insight to the distribution of the grade for the estimation compared to that of the composites, rather than just a simple mean. Each element was evaluated (generally on a log histogram) for each orebody. In all cases, SRK noted that the histograms of the blocks generally compared well with the histograms of the composites. Certain orebodies with few samples featured histograms which made comparison less meaningful due to the lack of data.

An example from the Mina Central area is shown in Figure 14-20.

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Source: SRK, 2017

Figure 14-20: Example of Comparison Histograms for Mina Central

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14.8.4	Swath Plots

For some orebodies, SRK has compiled swath plots to validate the estimation. A swath plot is a graphical display of the grade distribution derived from a series of bands (8m width in this case), or swaths, generated in the X, Y, and Z orientations through the deposit. Grade variations from the block model are compared using the swath plot to the distribution derived from the composites or other estimation methods. An example swath plot from Esperanza for Cu is shown in Figure 14-21, illustrating the comparison between the OK estimation used for reporting to the original composite grades and an IDW estimation. SRK notes that, in general the estimated grades represent a smoothed approximation of the composite grades, and are generally lower grade than the IDW estimation. The primary reason for the difference between the two estimations is that the OK estimate used the high yield limit restrictions as discussed in 14.3.1 above, whereas the IDW estimate did not.

SRK did not produce these plots for every orebody, as narrow and tabular orientations do not necessarily allow for the swath plots as a reasonable comparison. For those orebodies with broader and less tabular morphology, this comparison is more reasonable.

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Source: SRK, 2017

Figure 14-21: Esperanza Swath Plots (Cu)

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14.9	Resource Classification

SRK is satisfied that the geological modeling honors the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource evaluation. The sampling information was acquired primarily by core drilling or limited channel sampling.

The estimated blocks were classified according to:

•	Confidence in interpretation of the mineralized zones;
•	Number of data (holes or channel samples) used to estimate a block; and
•	Average distance to the composites used to estimate a block.

In order to classify mineralization as a Measured or Indicated Mineral Resource, “the nature, quality, quantity and distribution of data” must be “such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of gold mineralization.” (CIM Definition Standards on Mineral Resources and Mineral Reserves, December 2005). SRK utilized the following general criteria for classification of the Mineral Resource:

•	Measured: Blocks estimated with an average distance of 25 m by at least three drillholes.
•	Indicated: Blocks estimated with an average distance of 50 m by at least two drillholes.
•	Inferred: All estimated block grades not assigned to the Measured or Indicated categories were assigned to the Inferred category.

In the case of the Cuerpos Pequenos orebodies, a more restrictive classification scheme was utilized that better reflects the confidence of these smaller and more erratic orebodies.

•	Measured: Blocks estimated with an average distance of 10 m by at least three drillholes.
•	Indicated: Blocks estimated with an average distance of 25 m by at least two drillholes.
•	Inferred: All estimated block grades not assigned to the Measured or Indicated categories were assigned to the Inferred category.

Examples of this scripted classification scheme are shown in Figure 14-22 and Figure 14-23. SRK notes that this scripted method is not perfect, and locally results in some classification artifacts along the margins of wide-spaced drilling or in areas where data spacing varies significantly. SRK notes that this is likely something that can be improved upon as additional drilling (currently underway) infills some of these areas.

In selected cases, the blocks were reviewed on long section utilizing the above criteria. Subsequently, they were flagged using a more generalized polygon that approximated the distribution of the classes on the block by block classification, without permitting local minor changes (such as a few blocks of Inferred in the middle of a large volume of Indicated) from impacting the reporting of resources or the impending mine design. An example of this manual classification methodology is shown in Figure 14-24.

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Source: SRK, 2017

Figure 14-22: Example of Scripted Classification for Esperanza

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 Source: SRK, 2017

Figure 14-23: Example of Scripted Classification for Mina Central

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Source: SRK, 2017

Figure 14-24: Example of Manual Classification at Angelita

14.10	Depletion

SRK depleted the block models using provided digitized polygons projected on long sections and cross sections from Minera Corona. SRK notes that this is a conservative approach, given that it effectively ignores pillars or other areas which are known to have not been completely mined. However, SRK agrees with this approach and notes that extensive surveying of previously mined areas would need to be done in order to reasonably incorporate the remaining material above these levels. The polygons provided by the site engineering and geology groups were extruded into a solid 3D wireframe in the plane of the polygon. All material within each extruded polygon was flagged with a mined variable in the block model, with 1 representing completely mined, and 0 representing completely available.

An example of this is shown in Figure 14-25 for the Mina Central area.

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 Source: SRK, 2017

Figure 14-25: Example of Mining Depletion in Block Models – Mina Central

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14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) defines a Mineral Resource as:

“A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate CoG taking into account extraction scenarios and processing recoveries. SRK is of the opinion that the costs provided by Minera Corona represent the approximate direct marginal mining and processing cost for various mining methods. To satisfy the criteria of reasonable prospect for economic extraction, SRK has calculated unit values for the blocks in the models based on the grades estimated, metal price assumptions, and metallurgical recovery factors. SRK has done this for both the Gustavson and SRK models. SRK has not edited or amended the Gustavson block models in any way, except to calculate the unit values, assign updated densities, and deplete for previous production as described above.

The metal price assumptions have been derived from July 31, 2017 BMO Capital Markets Street Consensus Commodity prices, and are reasonable for the statement of Mineral Resources and ore reserves. These prices are generally higher than the previous technical report filed in 2016 and reflect the relative increase in commodities prices since this report. These prices are summarized in Table 14-23.

Table 14-23: Unit Value Price Assumptions

Year	Gold	Silver	Copper	Lead	Zinc
	(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)	(US$/lb)
July 31 2017	1,255.00	17.80	2.60	1.01	1.25
July 19, 2016	1,251.00	16.76	2.28	0.86	0.94

Source: Sierra Metals, 2017

The metallurgical recovery factors are based on actual to-date 2017 metallurgical recoveries for the various processes and concentrates produced by the Yauricocha mine. SRK has considered that the orebodies stated in Mineral Resources fall into one of three general categories in terms of process route: polymetallic sulfide, lead oxide, and copper sulfide. The overwhelming majority of the orebodies are considered as polymetallic sulfide, with very limited production from Pb Oxide areas, and effectively no consistent production from Cu-oxide areas. Compared to the 2016 report, one major difference is the decision to abandon a Cu sulfide-only process stream as this material is typically processed with the polymetallic sulfides. The summary of the recovery discounts applied during the unit value calculation is shown in Table 14-24. SRK notes that the recoveries stated for the unit value calculations do not consider payability or penalties in the concentrates, as these are variable and may depend on contracts to be negotiated.

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Table 14-24: Metallurgical Recovery Assumptions

Date	Process Recovery	Ag (%)	Au (%)	Cu (%)	Pb (%)	Zn (%)
	Polymetallic	67	16	65	85	89
2017	Pb Oxide	51	54	0	66	0
	Cu Oxide	28	0	39	0	0
	Polymetallic	77	18	76	88	94
2016	Pb Oxide	53	24	0	66	0
	Cu Sulfide	66	35	90	0	0

Source: Sierra Metals, 2016

The general unit value calculation can then be summarized as the estimated grade of each metal, multiplied by the price (US$/g or US$/%), multiplied by the process recovery. This yields a dollar value of the block per tonne, which can be utilized to report resources above the break-even variable costs for mining, processing, and G&A. Minera Corona has provided these costs to SRK, noting that they are generalized given the flexibility of the mining methods within each area or individual orebody. For example, several orebodies feature a majority of a specific mining method, but will locally utilize others on necessity, or require adjusted pumping capacity or ground conditions, which may locally move this cost up or down. SRK considers the application of a single unit value cut-off to each orebody as reasonable. The unit value sub-marginal costs provided by Corona are summarized in Table 14-25.

Table 14-25: Unit Value Cut-off by Mining Method and Area (US$/t)

Description	Break-Even Cost 2016	Break-Even Cost 2017
Sub-level Caving: Conventional	40	Not Used
Sub-level Caving: Mechanized, No Water	38	41
Sub-level Caving: Mechanized, Low Water	40	41
Cut and Fill: Overhead Conventional	51	42
Cut and fill: Overhead Mechanized	43	48
Cut and Fill: Overhead Mechanized w/ Pillars	44	Not Used

Source: Sierra Metals, 2017

Includes static costs for the plant of US$7.40/t and G&A of US$3.90/t. Mining costs are variable between US$29.20/t – 37.00/t.

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The July 31, 2016, consolidated Mineral Resource statement for the Yauricocha Mine is presented in Table 14-26. The individual detailed Mineral Resource tables by area are presented in Table 14-27.

Table 14-26: Consolidated Yauricocha Mine Mineral Resource Statement as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)

Class	Tonnes (kt)	Metal (US$)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Density
Measured	3,094	177.61	69.97	0.79	1.72	1.23	3.20	3.74
Indicated	10,111	158.39	59.91	0.60	1.46	0.83	2.67	3.80
Measured + Indicated	13,205	162.89	62.26	0.65	1.52	0.92	2.79	3.79
Inferred	6,632	125.98	43.05	0.55	1.19	0.47	2.16	3.71
(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)	Mineral Resources are reported at unit value CoG’s based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

 * Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb)

 ** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.

(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41 and US$48.

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Table 14-27: Individual Mineral Resource Statement for Yauricocha Mine Areas as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)

Catas and Antacaca	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	913	32.16	0.94	0.91	0.16	1.98	944.36	27.56	8,296.47	1,473.77	18,121.07
	Indicated	3,359	30.07	0.57	1.05	0.13	1.46	3,247.26	61.83	35,339.57	4,306.35	48,981.51
	Measured+Indicated	4,272	30.52	0.65	1.02	0.14	1.57	4,191.62	89.39	43,636.03	5,780.12	67,102.59
	Inferred	3,104	24.66	0.57	0.92	0.25	1.28	2,460.91	56.89	28,556.93	7,607.24	39,834.88

Rosaura and Antacaca Sur	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	585	69.05	0.84	0.76	1.24	2.33	1,298.93	15.85	4,459.10	7,233.51	13,616.79
	Indicated	1,254	48.76	0.74	0.84	0.47	1.34	1,966.07	29.87	10,475.40	5,841.25	16,762.59
	Measured+Indicated	1,839	55.22	0.77	0.81	0.71	1.65	3,265.00	45.72	14,934.50	13,074.77	30,379.38
	Inferred	596	31.47	0.48	1.07	0.14	1.86	603.35	9.14	6,380.05	815.85	11,118.28

Oxidos de Antacaca Sur	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	72	185.61	1.52	0.34	3.26	0.66	426.76	3.50	242.27	2,327.91	469.53
	Indicated	161	142.34	1.50	0.40	1.84	0.91	737.48	7.77	652.49	2,959.93	1,471.82
	Measured+Indicated	233	155.64	1.51	0.38	2.27	0.83	1,164.24	11.27	894.76	5,287.84	1,941.35
	Inferred	18	86.39	1.62	0.28	1.25	0.92	50.18	0.94	50.56	225.58	166.60

Esperanza (all zones)	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	790	85.82	0.64	3.16	1.27	3.09	2,181.06	16.36	24,943.71	10,073.95	24,450.03
	Indicated	3,656	78.01	0.54	2.04	1.38	3.45	9,169.85	63.79	74,644.30	50,417.26	126,098.16
	Measured+Indicated	4,447	79.40	0.56	2.24	1.36	3.39	11,350.91	80.14	99,588.01	60,491.20	150,548.19
	Inferred	1,108	64.68	0.47	1.40	0.89	2.46	2,303.25	16.89	15,471.22	9,885.46	27,215.70

Mascota (all zones)	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	327	112.32	0.82	4.01	3.15	4.88	1,181.17	8.64	13,126.68	10,303.55	15,968.51
	Indicated	471	118.67	0.68	2.08	2.20	6.08	1,798.47	10.24	9,828.29	10,378.95	28,644.39
	Measured+Indicated	798	116.07	0.74	2.87	2.59	5.59	2,979.64	18.88	22,954.97	20,682.51	44,612.89
	Inferred	63	125.55	0.72	0.52	2.31	10.19	253.32	1.45	327.27	1,448.11	6,395.60

Cuye	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Indicated	623	76.24	0.73	2.21	0.42	2.12	1,527.74	14.67	13,792.33	2,636.89	13,217.39
	Inferred	1,423	54.30	0.60	1.94	0.25	2.70	2,485.18	27.48	27,623.89	3,620.82	38,429.28

Gallito	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	14	112.77	0.28	0.69	6.47	11.44	49.56	0.12	94.52	884.01	1,563.37
	Indicated	22	117.25	0.30	1.63	4.22	9.77	84.22	0.22	364.26	942.03	2,181.97
	Measured+Indicated	36	115.55	0.29	1.27	5.07	10.40	133.78	0.34	458.78	1,826.04	3,745.34
	Inferred	2	116.73	0.35	0.43	5.04	7.85	8.16	0.02	9.26	109.65	170.73

Oriental	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	6	192.54	0.78	1.00	4.54	17.71	39.37	0.16	63.56	288.58	1,126.24
	Indicated	10	199.92	0.25	1.33	1.25	6.33	66.92	0.08	138.40	130.39	659.00
	Measured+Indicated	17	197.12	0.45	1.20	2.50	10.65	106.28	0.24	201.96	418.96	1,785.23
	Inferred	27	89.94	0.10	0.26	0.53	7.53	77.18	0.09	69.79	140.40	2,009.78

Occidental + Oxide	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Indicated	18	116.47	1.03	0.19	2.29	8.82	67.32	0.60	34.55	412.23	1,585.40
	Inferred	23	98.55	1.09	0.11	2.03	6.59	73.85	0.82	26.59	474.22	1,536.48

CSM	CoG	42	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	5	91.55	0.33	0.25	7.72	12.21	16.15	0.06	13.81	423.89	670.06
	Indicated	16	156.31	0.35	0.32	8.91	12.26	80.94	0.18	52.13	1,434.50	1,974.07
	Measured+Indicated	22	139.86	0.35	0.31	8.61	12.24	97.10	0.24	65.94	1,858.39	2,644.13
	Inferred	24	181.76	0.29	0.23	7.13	11.47	142.99	0.23	55.08	1,743.51	2,805.73

Elissa	CoG	48	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	45	87.82	0.29	0.08	1.92	8.04	127.07	0.41	36.54	865.76	3,620.48
	Indicated	55	124.43	0.36	0.26	2.42	8.56	219.87	0.63	145.15	1,330.60	4,702.72
	Measured+Indicated	100	107.95	0.32	0.18	2.20	8.33	346.94	1.04	181.69	2,196.36	8,323.20
	Inferred	54	83.15	0.26	0.34	2.03	4.21	145.52	0.46	183.85	1,103.09	2,294.01

Angelita	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	87	6.91	0.24	0.44	0.18	5.81	19.24	0.68	385.08	154.06	5,035.75
	Indicated	241	11.56	0.29	0.50	0.22	5.49	89.71	2.23	1,214.86	538.00	13,243.97
	Measured+Indicated	328	10.33	0.28	0.49	0.21	5.57	108.95	2.91	1,599.94	692.06	18,279.72
	Inferred	22	18.73	0.33	0.86	0.35	4.79	13.01	0.23	185.74	74.97	1,034.15

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Escondida + Zulma	CoG	44	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	49	115.29	0.64	0.27	3.75	7.11	182.46	1.01	132.59	1,844.89	3,501.24
	Indicated	38	82.21	0.55	0.19	3.57	5.03	99.42	0.67	69.95	1,344.04	1,891.53
	Measured+Indicated	87	100.96	0.60	0.23	3.67	6.21	281.88	1.68	202.55	3,188.94	5,392.77
	Inferred	155	107.35	0.45	0.17	2.23	5.98	535.79	2.24	265.91	3,458.91	9,283.49

Celia	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	40	14.95	0.31	0.49	0.21	3.79	19.07	0.40	192.85	84.62	1,501.59
	Indicated	20	11.47	0.29	0.51	0.12	2.68	7.45	0.19	102.17	23.95	541.58
	Measured+Indicated	60	13.78	0.30	0.49	0.18	3.41	26.52	0.58	295.02	108.57	2,043.17
	Inferred	1	10.06	0.36	0.50	0.14	2.34	0.37	0.01	5.71	1.64	26.81

Karlita	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	138	101.64	0.75	0.86	1.25	5.75	450.73	3.32	1,192.71	1,730.41	7,929.94
	Indicated	113	72.94	0.57	1.00	0.69	4.14	265.72	2.07	1,129.07	782.48	4,693.44
	Measured+Indicated	251	88.70	0.67	0.92	1.00	5.02	716.46	5.40	2,321.79	2,512.90	12,623.37
	Inferred	5	94.57	0.41	0.73	0.64	5.84	13.78	0.06	33.16	28.99	264.90

Privatizadora	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	17	38.45	0.35	0.05	1.27	7.50	21.61	0.20	9.54	221.41	1,310.30
	Indicated	28	41.80	0.41	0.06	1.26	8.33	37.30	0.37	17.31	349.76	2,311.61
	Measured+Indicated	45	40.50	0.39	0.06	1.26	8.01	58.90	0.57	26.84	571.17	3,621.91
	Inferred	6	58.06	0.36	0.06	1.97	6.67	11.88	0.07	3.69	125.48	424.45

Butz	CoG	41	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Measured	5	19.86	0.27	0.21	1.21	4.97	3.43	0.05	11.15	65.22	267.07
	Indicated	25	12.28	0.28	0.22	1.17	3.65	9.72	0.23	55.21	288.76	898.31
	Measured+Indicated	30	13.64	0.28	0.22	1.18	3.89	13.15	0.27	66.35	353.98	1,165.38
	Inferred	1	4.77	0.24	0.24	0.99	3.47	0.08	0.00	1.28	5.18	18.13
(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)	Mineral Resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

 * Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01) and Zinc (US$/lb 1.25)

 ** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.

(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method. They vary between US$41 and US$48 and are stated for each area in the table.

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14.12	Mineral Resource Sensitivity

To demonstrate the sensitivity of the Mineral Resource estimations to factors such as changes in commodity prices or mining/processing costs, SRK has produced grade vs. tonnage charts at various unit value cut-offs for each area, for all categories of resource. This shows that the majority of the Mineral Resources defined in Mina Central, Esperanza, and Mascota have some sensitivity to the unit value cut-off (varying in degree between orebody), and that this should be considered in the context of the impact on changing cost assumptions with respect to the contained Mineral Resources.

It should be noted that the grade tonnage charts for Elissa, Cachi-Cachi and the Cuerpos Pequenos are locally presented using much higher cut-offs that that stated for the Mineral Resource estimation, as the high grades in these orebodies give grade tonnage curves that change at much higher cut-offs. It can be assumed that, in general, these orebodies are not as sensitive to the current range of unit value cut-offs assumed to be relevant for the other areas.

The grade tonnage charts for each area are shown in Figure 14-26 through Figure 14-30.

 Source: SRK, 2017

Includes Mina Central (Antacaca, Catas, Rosaura, Antacaca Sur, and Antacaca Sur Oxides)

Figure 14-26: Mina Central Grade Tonnage Chart

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Source: SRK, 2017

Includes all Esperanza Areas.

Figure 14-27: Esperanza Grade Tonnage Chart

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Source: SRK, 2017

Includes all Mascota Areas.

Figure 14-28: Mascota Grade Tonnage Chart

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Source: SRK, 2017

Includes Angelita, Karlita, Celia, Escondida, and Privatizadora

Figure 14-29: Cachi-Cachi Grade Tonnage Chart

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Source: SRK, 2017

Includes Cuye, Gallitos, Oriental, Occidental, Occidental Oxidos, and Butz.

Figure 14-30: Cuerpos Pequenos Grade Tonnage Chart

14.13	Relevant Factors

There are no other relevant factors that SRK is aware of that would affect the mineral resources.

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15	Mineral Reserve Estimate

This section summarizes the key assumptions, parameters, and methods used in the preparation of the Mineral Reserve estimate for the Yauricocha Mine. The Mineral Reserve Statement presented herein has been prepared for public disclosure.

15.1	Estimation Methodology

The current reserve estimation procedure at Yauricocha is to:

1.	Review the geological information and resource block model for selection of applicable mining method.
2.	Determine the modifying factors based on mining method and ore type, and using historical mine to mill reconciliation.
3.	Determine the economic and marginal cut-off values.
4.	Outline the potentially mineable areas using MSO.
5.	Apply the modifying factors to each potentially mineable shape.
6.	Evaluate if the potentially mineable shape value is greater than the cut-off value to determine if the shape is economic.
7.	Refine the mineable areas through removal of shapes that are uneconomic and/or isolated from more substantial mining areas.
8.	Generate the mine design including development access and infrastructure required to mine the stope shapes.
9.	Generate mine sequence and production schedule.
10.	Deliver production and development profiles to metallurgy for application of recovery factors and finance for cash flow modeling and application of operating and capital costs.
11.	Prepare the Mineral Reserve Statement.

The reserve estimation process outlined above is consistent with industry best practice.

The reserve estimation procedure is completed for each ore zone. The ore zone production schedules are grouped into the six main mining areas: Mina Central, Mascota, Esperanza, Cuye, Cachi-Cachi, and Cuerpos Pequenos and then combined to generate the consolidated Yauricocha LoM plan.

15.2	Modifying Factors

Measured and Indicated Mineral Resources were converted to Mineral Reserves by applying the appropriate modifying factors, as described herein, to the mining block shapes created during the mine design process. Given the significant production history at the mine, the primary basis for the modifying factors used to convert resources to reserves is historical actual costs, recoveries, and performance of the selected mining methods and ore types.

The undiluted tonnage and grade of each potential mining block is based on the resource block models. All Mineral Reserve tonnages are expressed as "dry” tonnes (i.e., no moisture) and are based on the density values stored in the block model. Reserve tonnages and grades are calculated using the following factors:

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•	Mining Recovery: a factor resulting in ore loss (tonnage reduction) due to the mining method applied and the orebody. The presence of water in the mining area has an impact on the mining recovery.
•	Dilution: a factor resulting in a reduction of the overall average grade due to the mining of waste (planned or unplanned) with the ore. The dilution factor depends on the mining method and the orebody. The presence of water in the mining area has an impact on the dilution.
•	Grade Adjustment: factors that reduce the grades estimated in the resource block models on a percentage basis. These factors are based on historic mine to mill reconciliation and vary according to the material type.

The generalized formula for calculating the reserve tonnage in each mining block is:

Reserve Tonnes = Tonnesmining block * Mining Recovery % * (1 + Dilution %)

The generalized formula for calculating the reserve grade is:

Reserve Grade = Resource Grademining block * (1 + Grade Adjustment %) / (1 + Dilution %)

15.2.1	Mining Recovery

The mining recovery factors used in this report are based on historical Yauricocha data and are the factors used in the planning processes currently implemented at the site. The recovery factors range between 70% to 95% and vary based on mining method, geomechanical characteristics of the body, and presence of water affecting the mining recovery applied. Table 15-1 lists the mining recovery factors applied to each orebody based on the mining method.

Table 15-1: Mining Recovery Factors

Area	Zone	Mining Method	Mining Method Description	Mining Recovery (%)
Mina Central	Catas	SLCM2	Mechanized Sub Level Caving – Some Water Present	80
	Antacaca	SLCM2	Mechanized Sub Level Caving – Some Water Present	80
	Rosaura	SLCM3	Mechanized Sub Level Caving – Water present	70
	Antacaca Sur	SLCM3	Mechanized Sub Level Caving – Water present	70
Esperanza	Esperanza	SLCM1	Mechanized Sub Level Caving – No Water Present	90
	Breccia 1	CRAM	Mechanized Overhand Cut and Fill	94
	Breccia 2	CRAM	Mechanized Overhand Cut and Fill	94
	Cobre	CRAM	Mechanized Overhand Cut and Fill	94
	Norte	SLCM1	Mechanized Sub Level Caving – No Water Present	90
	Distal	CRAM	Mechanized Overhand Cut and Fill	94
Mascota	Oxide Ag-Pb	SLCM1	Mechanized Sub Level Caving – No Water Present	90
	Polymetallic (All)	CRAM	Mechanized Overhand Cut and Fill	94
Cuye	All	SLCM1	Mechanized Sub Level Caving – No Water Present	90
Cachi-Cachi	Elissa	CRAM	Mechanized Overhand Cut and Fill	94
	Angelita	SLCM2	Mechanized Sub Level Caving – Some Water Present	80
	Celia	SLCM2	Mechanized Sub Level Caving – Some Water Present	80
	Escondida	CRAM	Mechanized Overhand Cut and Fill	94
	Karlita	SLCM1	Mechanized Sub Level Caving – No Water Present	90
	Privatizadora	CRAM	Mechanized Overhand Cut and Fill	94
Cuerpos Pequenos	Gallito	CRAM	Mechanized Overhand Cut and Fill	94
	Oriental	CRAM	Mechanized Overhand Cut and Fill	94
	Occidental	CRAM	Mechanized Overhand Cut and Fill	94
	Contacto Sur Medio II (CSM II)	CRAM	Mechanized Overhand Cut and Fill	94
	Butz	CRAM	Mechanized Overhand Cut and Fill	94

Source: Sierra Metals, 2017

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15.2.2	Dilution

The dilution factors used in the reserve estimate are based on historical Yauricocha data and are the factors used in the planning processes currently implemented at the site. The dilution factors range between 10% to 25% and vary based on mining method, geomechanical characteristics of the body, and presence of water. Table 15-2 lists the dilution factors applied to each orebody based on the mining method. These factors account for material mined outside of the planned mining blocks and is in addition to any internal dilution (with zero grade inside a designed mining block).

Table 15-2: Dilution Factors

Area	Zone	Mining Method	Dilution (%)
Mina Central	Catas	SLCM2	20
	Antacaca	SLCM2	20
	Rosaura	SLCM3	25
	Antacaca Sur	SLCM3	25
Esperanza	Esperanza	SLCM1	20
	Breccia 1	CRAM	10
	Breccia 2	CRAM	10
	Cobre	CRAM	10
	Norte	SLCM1	20
	Distal	CRAM	10
Mascota	Oxide Ag-Pb	SLCM1	20
	Polymetallic (All)	CRAM	10
Cuye	All	SLCM1	20
Cachi-Cachi	Elissa	CRAM2	10
	Angelita	SLCM2	20
	Celia	SLCM2	20
	Escondida	CRAM	10
	Karlita	SLCM1	20
	Privatizadora	CRAM	10
Cuerpos Pequenos	Gallito	CRAM	10
	Oriental	CRAM	10
	Occidental	CRAM	10
	CSM II	CRAM	10
	Butz	CRAM	10

Source: Sierra Metals, 2017

15.2.3	Grade Adjustment

Yauricocha applies grade adjustment factors to the metal grades which reduce the estimated grades in the resource block model. The grade adjustment factors are applied by ore type and based on historical mine-mill reconciliation statistics. SRK recommends that Minera Corona continue to monitor the performance of its resource estimation to ensure the grade adjustment factors, detailed in Table 15-3, continue to be reasonable.

Table 15-3: Grade Adjustment Factors

Material Type	Grade Adjustment (%)
	Ag	Au	Cu	Pb	Zn
Polymetallic	-12	0	-10	-8	-9
Lead Oxide	-14	0	-7	-13	-7

Source: Sierra Metals, 2017

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15.2.4	Net Smelter Return

A net smelter return (NSR) calculation was performed on each block model block taking into account the adjusted grade, metal price, metallurgical recovery, and the payable metal. The payable metal summarized for this report includes the applicable concentrate treatment charges, refining charges, deductions, price participation, and penalty element payments. These factors vary by concentrate.

Metal Prices

The metal price assumptions have been derived from July 31, 2017 BMO Capital Markets Street Consensus Commodity prices and are summarized in Table 15-4.

Table 15-4: Unit Value Metal Price Assumptions

Year	Ag	Au	Cu	Pb	Zn
	(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)	(US$/lb)
July 31, 2017	1,255	17.80	2.60	1.01	1.25

Source: Sierra Metals, 2017

Metallurgical Recoveries

Metallurgical recoveries used for reserves are based on data provided by Minera Corona and are summarized in Table 15-5.

Table 15-5: Metallurgical Recoveries (1)

Process Recovery	Ag (%)	Au (%)	Cu (%)	Pb (%)	Zn (%)
Polymetallic	67	16	65	85	89
Lead Oxide	51	54	0	66	0
(1)	Values of 0 indicate negligible recovery or that the metal is not payable in the concentrate. Totals may not sum due to rounding.

 Source: Sierra Metals, 2017

Percent Payables

Table 15-6 summarizes the average percent payable for each element per material type. Actual payable metal(s), treatment and refining charges (TC/RC), deductions, and penalties were calculated and used in the final NSR value and vary on a block-by-block basis, based on grade.

Table 15-6: Percent Payable

Material Type	Ag (%)	Au (%)	Cu (%)	Pb (%)	Zn (%)
Polymetallic	83	52	79	92	82

Source: Sierra Metals, 2017

15.2.5	Cut-off Estimation

The NSR value of each potential mining block was calculated and evaluated against economic and marginal cut-off values. The economic cut-off varies by mining method and ore zone, and includes direct and indirect mining costs, processing costs, and general and administrative costs. Mining blocks with an average NSR value above the economic cut-off, that have defined access, and that are not isolated from mining areas, are classified as economic and included in the reserves. In some cases, marginal blocks, defined as blocks below the economic cut-off, but above the cost of direct mining and processing, are included in the reserve if they are in between or immediately adjacent to economic blocks, and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Mining blocks with an NSR value below the marginal cut-off are classified as waste.

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The economic and marginal cut-offs used in this report are provided in Table 15-7.

Table 15-7: Economic and Marginal Cut-offs by Mining Method (US$/t)

Mining Method	Direct Mining	Indirect Mining	Processing	G&A	Total	Economic Cut-off	Marginal Cut-off
SLCM1	30.37	11.87	9.64	4.07	55.95	56.00	41.00
SLCM2	29.97	11.87	9.64	4.07	55.54	56.00	41.00
SLCM3	31.80	11.87	9.64	4.07	57.38	57.00	42.00
CRAM1	37.78	11.87	9.64	4.07	63.35	63.00	48.00

Source: Sierra Metals, 2017

15.3	Reserve Estimate

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

The primary ore type at Yauricocha is polymetallic sulfide which makes up more than 99% of the reserve by tonnage. The remaining ore type is lead oxide which makes up less than 1%.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

The July 31, 2017, consolidated Mineral Reserve statement for the Yauricocha Mine is presented in Table 15-8. The individual detailed Mineral Reserve tables by area are presented in Table 15-9.

Table 15-8: Yauricocha Mine Consolidated Mineral Reserve Statement as of July 31, 2017– SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)

Area	Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Total	Proven	1,836	46.62	0.64	1.08	0.84	2.59	2752.2	37.7	19,805.7	15,347.9	47,630.5
	Probable	7,081	48.75	0.49	1.23	0.75	2.38	11100.0	111.9	86,955.1	53,222.4	168,869.1
	P+P	8,917	48.32	0.52	1.20	0.77	2.43	13852.1	149.6	106,760.8	68,570.3	216,499.6
(1)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(2)	The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.

(3)	Mineral Reserves are reported at unit value CoG’s based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.

 * Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

 ** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

 *** Grade adjustment factors are based on historical mine to mill reconciliation, and are variable by mining area.

(4)	The mining costs are based on historical actual costs and are variable by mining method.

(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(6)	The unit value CoG’s are variable by mining area and proposed mining method. The economic CoG ranges from US$56 to US$63.

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Table 15-9: Individual Mineral Reserve Statement for Yauricocha Mine Areas as of
July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)

Catas and Antacaca	CoG	56	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	522	25.47	0.91	0.65	0.15	1.92	427.4	15.2	3392.0	779.9	10019.1
	Probable	1,451	26.54	0.57	0.84	0.10	1.78	1238.3	26.4	12159.8	1505.8	25866.1
	Proven+Probable	1,973	26.26	0.66	0.79	0.12	1.82	1665.7	41.6	15551.8	2285.7	35885.2

Rosaura and Antacaca Sur	CoG	57	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	238	38.63	0.66	0.61	0.86	2.26	296.1	5.1	1465.2	2046.9	5387.0
	Probable	286	36.92	0.72	0.69	0.37	1.32	339.6	6.6	1968.0	1057.7	3775.6
	Proven+Probable	525	37.70	0.69	0.65	0.59	1.75	635.7	11.7	3433.1	3104.7	9162.6

Esperanza (all zones)	CoG	56-63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	583	56.55	0.49	2.20	0.75	1.90	1059.6	9.2	12796.9	4393.9	11101.2
	Probable	4,056	53.21	0.44	1.49	0.94	2.37	6938.3	57.4	60608.7	38238.0	96000.1
	Proven+Probable	4,639	53.63	0.45	1.58	0.92	2.31	7997.9	66.6	73405.5	42631.9	107101.3

Mascota (all zones)	CoG	56-63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	80	163.66	1.37	0.77	5.16	4.13	419.1	3.5	611.7	4112.4	3286.3
	Probable	341	100.34	0.66	0.70	1.82	5.27	1100.8	7.2	2381.9	6222.0	17998.2
	Proven+Probable	421	112.33	0.79	0.71	2.46	5.06	1519.9	10.7	2993.6	10334.4	21284.6

Cuye	CoG	56	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Probable	515	53.94	0.60	1.59	0.31	1.35	892.8	9.9	8184.0	1600.1	6932.1

Gallito	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	11	72.15	0.19	0.46	4.39	7.77	25.1	0.1	49.9	476.3	842.8
	Probable	21	80.50	0.24	1.26	2.65	6.60	55.6	0.2	270.6	568.7	1417.5
	Proven+Probable	32	77.70	0.22	0.99	3.23	6.99	80.8	0.2	320.4	1045.0	2260.3

Oriental	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	7	127.01	0.59	0.69	3.03	12.52	26.9	0.1	45.2	199.8	825.5
	Probable	11	141.03	0.20	0.96	0.96	4.68	51.5	0.1	108.7	108.5	531.4
	Proven+Probable	18	135.88	0.35	0.86	1.72	7.56	78.4	0.2	153.9	308.3	1357.0

Occidental	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Probable	17	76.64	0.72	0.12	1.60	5.85	42.0	0.4	21.1	273.2	996.4

CSM II	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	5	38.28	0.21	0.14	4.68	7.63	6.0	0.0	6.9	228.7	372.8
	Probable	13	66.90	0.24	0.19	5.49	7.89	27.8	0.1	25.2	709.0	1018.2
	Proven+Probable	18	59.04	0.23	0.18	5.27	7.82	33.8	0.1	32.1	937.7	1391.0

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Butz	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	3	14.96	0.24	0.17	0.98	4.06	1.6	0.0	5.6	32.6	134.8
	Probable	19	9.37	0.25	0.18	0.95	2.93	5.9	0.2	34.2	184.2	568.2
	Proven+Probable	23	10.19	0.25	0.18	0.95	3.09	7.4	0.2	39.8	216.8	703.0
Elissa	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	3	87.62	0.02	0.10	1.64	9.47	9.7	0.0	3.4	56.5	325.6
	Probable	47	86.07	0.33	0.22	1.88	6.12	129.2	0.5	101.7	877.7	2858.2
	Proven+Probable	50	86.18	0.31	0.21	1.86	6.35	138.9	0.5	105.1	934.2	3183.8

Angelita	CoG	56	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	140	5.53	0.18	0.31	0.13	4.11	24.9	0.8	436.0	183.4	5770.4
	Probable	130	7.70	0.21	0.33	0.15	3.76	32.2	0.9	431.6	189.1	4886.7
	Proven+Probable	271	6.57	0.20	0.32	0.14	3.94	57.2	1.7	867.7	372.4	10657.1

Celia	CoG	56	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	23	8.29	0.24	0.28	0.10	2.65	6.0	0.2	64.0	23.4	597.2
	Probable	3	5.95	0.15	0.27	0.03	1.95	0.6	0.0	7.8	0.9	56.4
	Proven+Probable	25	8.02	0.23	0.28	0.10	2.57	6.6	0.2	71.8	24.2	653.7

Escondida	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	50	78.92	0.51	0.18	2.79	4.83	125.7	0.8	89.1	1381.7	2394.5
	Probable	37	55.37	0.43	0.12	2.63	3.65	65.0	0.5	42.8	959.4	1334.0
	Proven+Probable	86	68.93	0.48	0.15	2.72	4.33	190.7	1.3	131.8	2341.0	3728.5

Karlita	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	153	62.43	0.50	0.54	0.82	3.60	307.3	2.4	832.2	1253.5	5513.7
	Probable	104	45.16	0.40	0.57	0.42	2.60	151.2	1.3	595.0	440.5	2705.1
	Proven+Probable	257	55.44	0.46	0.55	0.66	3.20	458.5	3.8	1427.2	1694.0	8218.8

Privatizadora	CoG	63	Grades					Contained Metal
	Classification	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	19	27.68	0.29	0.04	0.95	5.65	16.7	0.2	7.6	178.9	1059.4
	Probable	30	30.49	0.35	0.05	0.96	6.44	29.3	0.3	14.2	287.6	1924.8
	Proven+Probable	49	29.41	0.33	0.04	0.96	6.13	46.0	0.5	21.8	466.5	2984.2
(1)	ll figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(2)	The consolidated Yauricocha Reserve Estimate is comprised of the Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.

(3)	Mineral Reserves are reported at unit value CoG based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.

* Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25).

 ** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and orebody type. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

 *** Grade adjustment factors are based on historical mine to mill reconciliation, and are variable by mining area.

(4)	The mining costs are based on historical actual costs and are variable by mining method.

(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(6)	The unit value CoG are variable by mining area, proposed mining method, and processing/recovery costs. The economic CoG ranges from US$56 to US$63 and are stated for each area in the table.

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15.4	Relevant Factors

The reserves estimate includes mining blocks down to the 1420 level (approximately 3,487 masl). Minera Corona is currently developing the Yauricocha Shaft to provide access to the 1370 level and it is expected to be completed in 2020. The Yauricocha shaft will provide ore and waste handling for material below the 1070 level. The Yauricocha LoM plan indicates that approximately 15% of the total production material in the year 2020 will be from the 1170 level. A delay to the Yauricocha Shaft project could impact the overall mine plan by reducing extraction rates or delaying extraction of ore below the 1170 level.

The Stage 4 storage capacity for the on-site TSF is estimated to contain 11 months of storage remaining from October 2017 at current production rates. The Stage 5 construction is scheduled for 2018 and will provide an estimated additional three years of storage capacity. If this project experiences delays, it could lead to stockpiling of ore and interruption to mill production.

SRK knows of no other existing environmental, permitting, legal, socio-economic, marketing, political or other factors that might materially affect the Mineral Reserve estimate contained herein.

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16	Mining Methods

The Mineral Reserves within the Yauricocha mine plan have been estimated at 8.9 Mt and the mine is grouped into six main mining areas:

1.	Mina Central,
2.	Esperanza,
3.	Mascota,
4.	Cuye,
5.	Cachi-Cachi, and
6.	Cuerpos Pequenos.

The mining areas are shown in plan view in Figure 16-1.

Source: SRK, 2017

Figure 16-1: Yauricocha Mine Showing Mining Areas (Plan View)

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The mining methodology for these mining areas is described in this section.

16.1	Mine Access and Materials Handling

Access to the mine is through the Mascota Shaft, Central Shaft, or Klepetko Tunnel at 720 level. Ramps connect levels and sub-levels in the primary mining areas as shown in Figure 16-2. Previously mined out areas are shown in pink, existing development openings are black, and designed development is shown in blue. The LoM planning blocks are shown for reference and are colored by production year.

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Source: Sierra Metals, 2017

Figure 16-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)

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Main levels are 50 m apart, increasing to 100 m below 1070 level. Ore and waste generated in Mina Central is handled through a series of level passes into rail cars and then dumped into loading pockets in Mascota Shaft to be hoisted to the 720 main haulage level. A winze at Cachi-Cachi hoists production from lower levels in that area to the 720 main haulage level. For mining at depths between 1170 level to 1370 level, the Yauricocha Shaft is under construction and expected to be commissioned mid-year 2020. All ore and waste material is transported by rail to the mill through the Klepetko Tunnel at the 720 level. An additional haulage way, the Yauricocha Tunnel, will increase haulage capacity to the mill. The Yauricocha Tunnel is undergoing infrastructure installation and is expected to be commissioned in mid-year 2018.

16.2	Current Mining Methods

The mining method of an ore zone at Yauricocha is generally chosen based on the mineralization style of the ore zone. Mineralization at Yauricocha encompasses two main styles, differentiated by scale, continuity, and development style.

•	Cuerpos Massivos (large bodies) are bodies formed along major structures of significant (several hundreds of meters) vertical extent, consistent geometry, and significant strike length. These bodies constitute 93% of reserve tonnage at Yauricocha and are mined by bulk mining methods.

•	Cuerpos Chicos (small bodies) are smaller mineralized bodies of high grades and are often less continuous and less regular in form than the Cuerpos Massivos. They are typically mined by overhand cut and fill or similar high-selectivity mining methods. Cuerpos Chicos in the Cachi-Cachi area are referred to by the area designation “Cachi-Cachi” and Cuerpos Chicos occurring in the vicinity of Mina Central are collectively referred to as the “Cuerpos Pequenos”. Cuerpos Chicos account for approximately 7% of the reserve tonnage at Yauricocha.

The mineralization styles are mined using two main mining methods, namely:

1.	mechanized sub-level caving for Cuerpos Massivos, and

2.	mechanized overhand cut and fill for Cuerpos Chicos

Sub-level caving is the primary mining method at Yauricocha. This method is in use Mina Central, Esperanza, Mascota, and is planned for Cuye. Overhand cut and fill is used for Cachi-Cachi and Cuerpos Pequenos.

16.3	Mine Method Design

Sub-level caving is comprised of three sub-levels that are established for each 50 m level resulting in a planned 16.7 m between sub-levels labeled as pisos (floors). Material is caved from the sub-levels and recovered in a drawpoint. Drawpoints from the footwall into the ore are typically 3.5 m wide x 3 m high and spaced 8 m apart. Steel sets, shotcrete and bolting are used as ground support in the drawpoints. The length of each drawpoint varies with the thickness of the orebody. Samples are collected for grade control analysis as the drawpoint is developed from the left and right ribs. Upholes are drilled in stopes that require drilling and blasting to initiate caving. Figure 16-3 shows a typical level layout with footwall as-built, drawpoints, stope blocks, and orebody geology model at the 870 level, piso (floor) 12 in Antacaca Sur. Drawpoints are staggered by 4 m from sub-level to sub-level. Figure 16-4 shows an isometric view of drawpoint as-builts in Mina Central illustrating the typical drawpoint layout and offset.

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Source: SRK, 2016

Figure 16-3: Typical Sub-level Cave Layout, 870 Level - Piso 12 in Antacaca Sur (Plan View)

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Figure 16-4: Isometric View of Drawpoints in Mina Central (Looking West)

Source: SRK, 2016

Cut and fill mining is employed in the smaller orebodies. Typically, the cuts are mined 2 m wide x 3 m high in an overhand (ascending) technique where the lower levels are filled as mining progresses to the next sub-level above. Sill pillars are left between levels as mining comes up underneath the previously mined level. Based on geotechnical input, the sill pillars are typically a minimum of 3 m in thickness. The long section of the Elissa orebody is shown in Figure 16-5 to show the method of overhand cut and fill.

Source: Sierra Metals, 2017

Figure 16-5: Schematic Showing Cut and Fill Mining in Elissa Orebody (Long Section)

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16.4	Mine Method Parameters

Considerations for sub-level caving and cut and fill mining are made based on geotechnical and hydrogeology information.

16.5	Parameters Relevant to Mine or Pit Designs and Plans

16.5.1	Geotechnical

Geotechnical Mine Design Parameters

The current mine layout consists generally of the following geotechnical design parameters:

•	Mining method: sub-level caving with 75° to 85° dipping tabular orebody;
•	Sub-level draw heights: 16 m;
•	Drawpoint spacing: 8 m;
•	Drawpoint size: 3.5 m wide x 3.0 m high;
•	Drawpoint support:
o	Steel sets with blocking and lagging on 1.0 m spacing, and
o	Fiber reinforced shotcrete with 2.5 m bolts on 1.0 m spacing.
•	Development drift support: Spot bolting and mesh as required.

Other design parameters (e.g., 25 m draw heights) have been evaluated over the mine life. The parameters listed above function best in the current mining areas.

Even though SRK endorses the current mine deigns, Sierra Metals needs to conduct further geotechnical investigations to determine the effect of the current mining on the stability of future mining areas. SRK recommends that Sierra Metals conduct numerical simulations to determine the optimal mining sequence to reduce the mining-induced stresses on the future mining areas to predict stability of the future mine plan.

Ground support in high mud-rush-risk areas consists of constructing timber bulkheads at the ore-hangingwall contact, placing a waste rock fill at the drawpoint entry during development of other drawpoints, and window management procedures during initial drawpoint production in order to mitigate mudflow conditions. Remote loader capabilities have recently been installed as loader mucks from the drawpoint. This has helped minimize miner access during production.

Areas at risk of mud-rushes are located in particularly wet areas of the mine, especially the most southern orebodies. Dewatering programs have been implemented from hangingwall drainage galleries to reduce groundwater pressures in the orebodies prior to the sub-level being produced.

Database

The geotechnical database supports the identification of a major fault model, rock mass model, rock mass strength model, rock mass characterization, and granular material (ore) classifications. The geotechnical data was obtained from underground traverse mapping, core logging, and laboratory strength tests. SRK is of the opinion that the geotechnical database complies with international standards and is acceptable for conducting mine designs and Mineral Reserves estimation. The mine has not continued to update the information as mining develops into new production sub-levels.

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Field Investigation

The geotechnical field investigations have focused primarily on the Antacaca Sur deposit (high mud-rush-risk area) and then extended to Antacaca, Catas, Rosaura and Mascota mining areas. The field investigations considered a total of 500 m of geotechnical logging from underground geotechnical drillholes, and 6,000 m of geotechnical mapping of the underground workings as of 2015. More than 2,000 minor structures and discontinuities were mapped. A total of 83 rock laboratory tests were performed and more than 40 soil tests were conducted to support this investigation. The data collection efforts have not continued since 2015.

Geotechnical core logging was conducted to help delineate structural domains. Data gathered included the following rock type information:

•	Lithology;
•	Faulting and shearing;
•	Orientation of structure for delineating joint sets;
•	Estimating intact rock strength; and
•	RQD.

The data for estimating intact block geometry included:

•	Orientation of structure for delineating joint sets;
•	Number of discontinuities (joints);
•	Average fracture frequency; and
•	Joint spacing.

Joint surface properties were assessed from both geotechnical mapping and core logging. Data collected included:

•	Openness/aperture;
•	Planarity;
•	Roughness;
•	Infilling/coating; and
•	Evidence of groundwater.

SRK used the rock mass rating (RMR76) classification system developed by Bieniawski (1976) (SRK, 2015). This classification system is a widely-used empirical method for classifying the rock mass quality and is an internationally accepted practice. RMR76 values account for intact rock strength, RQD, joint conditions, and joint spacing conditions. Each rock mass characteristic (described previously) has a rating value which when summed together has a maximum value of 100 points. Site observations indicate that the RMR76 is a valid representation of the rock mass conditions.

Laboratory Strength Testing

Laboratory strength testing was conducted at the Universidad Nacional de Ingenieria, Lima Peru (UNI). SRK, Corona and DCR Ingenieros collected suitable samples for the tests in 2015. SRK defined the laboratory specifications according to international testing standards and prepared several memorandums indicating testing requirements. A total of 26 samples were tested for Unaxial Compressive Strength (UCS) with elastic modulus, 24 multiaxial compressive strength under different confinements, 15 tensile tests and 18 density tests were part of the first laboratory tests program. Table 16-1 summarizes the number of tests and the type of material tested. No additional testing has been conducted since 2015.

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Table 16-1: Intact Rock Tests

Units		Number of Tests
		Dry Density	Wet Density	Porosity	Absorption	Specific Gravity	UCS	Young's Modulus E	Poisson Ratio V	Triaxial Comp. Strength	Tensile Strength
Intrusive		3	3	3	3	3	5	5	5	6	3
Limestone	Marbled	3	3	3	3	3	3	3	3		3
	Fine Grain	3	3	3	3	3	5	5	5	6	3
	Re-crystalized	3	3	3	3	3	5	5	5	6	3
	Coarse-grained	3	3	3	3	3	5	5	5	6	3
Breccia Calcareous		3	3	3	3	3	3	3	3	0	0
Total Tests		18	18	18	18	18	26	26	26	24	15

Source: Yauricocha, 2015

The limestones have densities ranging between 2.71 and 2.73 g/cm3, slightly higher than the intrusive materials tested. The intrusive material has an average value of 2.67 g/cm3. The average density of the ore is 4.05 g/cm3.

The limestones have Uniaxial Compressive Strength (UCS) values ranging between 55 MPa and 60 MPa. The fresh intrusive material has UCS values ranging between 170 MPa and 172 MPa, but the altered intrusives only reach 110 MPa in the matrix of the rock. The breccia has UCS values between 40 and 50 MPa. Some samples of ore have UCS strength up to 50 MPa, but these tests were not representative of the general condition of the ore material. A comparison of the UCS from Point Load Tests (PLT) tests for each material is shown in Figure 16-6. The laboratory testing results are summarized in Table 16-2.

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Source: SRK, 2015

Figure 16-6: Comparison of UCS, Different Materials at Yauricocha Mine

Table 16-2: Summary of Laboratory Testing Results

Intact Rock Strength	Rock Type
	Caliza Marmolizada	Caliza Grano Fino	Caliza Recristalizada	Caliza Grano Grueso	Intrusivo
Average UCS (MPa)	52.6	55	61.5	56.6	171.5
Average Young's Modulus (GPa)	13.87	16.47	17.15	14.52	21.75
Average Poisson's ratio	0.25	0.25	0.24	0.25	0.21
Average Tensile strength (MPa)	2.63	3.07	4.53		2.80

Source: SRK, 2015

Major Structural Model

Regional Structural Model

A study of the structural geology has been conducted by SRK (2015). Considerable geologic structures have developed as a result of tectonic forces, which have created folded and faulted the sequence of rocks present at the site. Folding ranges from tight vertical folds to gradual folds. Several folds with axes parallel to the regional northwestern structural trend are present in the area of the mine including:

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•	Anticline Purísima Concepción - Located to the southwest of the mine; It is a local tight fold with a N50°W axis plunging 20°SE;
•	Syncline France Chert - Located to the northeast of the mine; It is a tight fold with a N35°W changing to N65°W axis plunging 40°SE. The ore deposits at Yauricocha are located on the western flank of this fold. To the north of the mine, these folded sediments have been rotated 30° in a clockwise motion, possibly as a result of a northeast oriented shearing or tearing movement in the underlying basement rocks.
•	Anticline Cachi-Cachi, Prometida - Located about 2 km north of the mine at the northern end of the emplaced intrusive its axis trends N70°W to N80°W plunging to the east. The north (Prometida) and south (Cachi-Cachi) dipping flanks have controlled local mineral emplacement in these areas.

During the development of the folding, fracturing of the sedimentary rocks occurred, with longitudinal faults developing parallel to the orientation of the folds. The most recognized of these is the Yauricocha fault, which generally runs along the contact between the Jumasha limestone and the Celendín formation from the Mina Ipillo to the south to parallel with Laguna Sillacocha. This fault has helped control the emplacement of the granodiorite intrusive and associated mineralization. However, there are other faults in the mine area indicated in geologic maps, with mostly normal faults that parallel the main structural trend. One of these is a normal fault that crosses the Túnel Klepetko near the northeastern contact with the Celendín Formation, and corresponds with a fault zone encountered in the tunnel that produced a significant and steady inflow prior to construction of the new tunnel. One thrust fault is also indicated just above the Quebrada, Chumpe waste rock facility.

After emplacement of the granodiorite, the sediments at the north end of the intrusion were twisted 30° to the east. As a result of this rotation, shears and joints developed with strikes of northwest-southeast (dipping 50° to 80°), northeast-southwest (dipping 60° to 85°), and east-west (80° to near vertical). These three fracture sets form faulted blocks within the sedimentary rocks, which in turn control the location of ore bodies and veins. Contacts between the principal lithological units (Celendín, Jumasha, and granodiorite intrusive) were also controls on the emplacement of the mineralization. Figure 16-7 shows a plan view of Yauricocha including the major structural lineaments mapped and confirmed by SRK in 2015.

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Source: SRK, 2015

Figure 16-7: Major Structural Lineaments

Mine Scale Structural Model

Two major fault sets were identified in the Mascota zone (SRK, 2015). The first were northwest trending, steeply dipping faults that are parallel to the Yauricocha fault. These structures are interpreted to have normal to normal-oblique movement. The second fault sets are east-west to east-southeast trending and are steeply dipping. They are strike slip faults that are interpreted to be displaced by the Yauricocha and other northwest trending faults.

There is indication based on the stereographic analyses of the major discontinuities that the first 360 m below ground surface at the central mine area is controlled by an east-west sub-vertical jointing system, which dips mostly to the south. A second principal jointing system strikes northeast. From level 720 to the last mapped level (i.e., level 920). The principal jointing is controlled by the same east-west jointing system, but the set steeply dips to the south. There is a conjugal northeast jointing system that dips northeast and southwest and occurs at shallower depths.

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There is a secondary jointing system above level 720 dipping southeast and southwest. Below this level the secondary jointing is controlled by the same jointing system, but dipping southeast and rotating northeast below level 920. Figure 16-8, shows an example of a vertical cross section of the 3D major structural model. No significant changes of the mine scale model have been made since 2015.

SRK recommends that Sierra Metals continue to gather structural information during future mining and update this model on a yearly basis.

Source: SRK, 2015

Figure 16-8: 3D Mine Scale Structural Model, Cross Section Mascota Area

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Rock Mass Fabric (Minor Structural Domains)

There is an indication that the first 360 m of the Mina Central is controlled by an east-west sub-vertical jointing system that dips to the south and a second system dipping to the northeast from level 720 to the last mapped levels (level 920) based on the stereographic representation of the minor discontinuities. Approximately 350 m below level 720 the discontinuities are controlled by the same east-west structural system, but are dipping to the south. In combination with the principal set described before there is a conjugated principal structural system dipping northeast and southwest.

Above level 720 there is a prominent secondary system dipping southeast, southwest and northwest. Below this level the secondary set is controlled by the same system but dipping southeast, which is rotating northeast below level 920.

The footwall domain is composed by two structural domains, identified by Domain I, which includes the materials above level 720 and Domain II located below this level of the mine. Figure 16-9 shows an isometric view of the structural domains at Yauricocha Mine.

Source: SRK, 2015

Figure 16-9: Isometric View of the Structural Domains, Yauricocha Mine

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Table 6-3 summarizes the structural domains and the discontinuities sets.

Table 16-3: Structural Domains Yauricocha Mine

Domain	SET	Dip (°)	Dip Dir (°)	VL68% (°)
DOM I	Set – P1A	77	181	18
	Set –P1B	73	005	16
	Set – P2A	74	220	11
	Set – P2B	75	055	16
	Set – S1A	65	125	20
	Set –S1B	76	206	20
DOM II	Set – P1A	77	181	18
	Set – P2B	75	055	16
	Set – S1A	65	125	20

Source: SRK, 2015

Geotechnical Model

Rock Mass Model

The geotechnical model has sufficient resolution for understanding the rock mass behavior and for conducting the analyses for mine design and the ground support assessments. The geotechnical model covers most of the central mine areas, with emphasis on the Antacaca Sur area of the mine. SRK reviewed all areas where the underground access was available. This review included reviewing core logging in new and historic mining areas where underground access was not available.

The geotechnical model and the structural models were developed for the purpose of addressing surface subsidence, shaft stability issues and understanding rock mass strength variations in active mining areas. Special attention was taken to gather data on the Antacaca Sur area of the mine, but data collection was expanded to include Antacaca, Rosaura, Catas and Mascota.

The geotechnical model follows international industrial state-of-practice. The model has sufficient resolution to be used for stability analyses and ground support assessments.

Three geotechnical units (hangingwall, orebody and footwall) were identified and two structural domains were identified (Domains I and II). Each geotechnical domain was subdivided into different geotechnical subdomains depending on the rock mass quality and rock mass strength.

Two subdomains were identified as altered breccia and massive limestone within the footwall domain. The competent limestone domain covers most of the underground workings. Even though geologically there are different types of limestones, the RMR89 and the laboratory test results suggest that various limestones have similar mechanical behavior and can be grouped into a single geotechnical unit, referred to as “fresh limestone”. The breccia subdomain is located along the immediate footwall contact of the orebody and this subdomain is characterized as weak altered material. Field observations indicate the footwall breccia is discontinuous having variable thickness.

The hangingwall domain also has two subdomains. The first subdomain is an altered intrusive having low rock quality and weak strength. This material is located along the hangingwall of the ore material and is in contact with the Yauricocha fault. This subdomain is comprised by cubic blocks of intrusive material with clay infilling, which reduces the rock mass strength of the units. The nearer the subdomain is to the Yauricocha fault the more clay between blocks is observed, which results in a reduction in rock mass strength. Field observations and core logging indicate that the highly weathered intrusive hangingwall extends about 20 m from the Yauricocha fault away from the orebody. The rock mass strength beyond the 20 m significantly increases and the amount of clay infilling in jointing decreases and this material is considered a separate subdomain, named “fresh intrusive”.

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The fresh intrusive is characterized as good to very good quality rock. The information collected from drainage drillholes indicates RMR89 is between 54 and 65 with an intact rock strength ranging from 146 to 197 MPa.

The ore material has been identified as a separated geotechnical domain because of its unusually weak character. The data (i.e., field observations, core logging and laboratory tests) indicate this unit behaves as granular material. To understand the effect of the strength parameters under different moisture levels, five remolded multi-stage undrained triaxial tests were conducted at different moisture levels (i.e., 2%, 3%, 4.8%, 6%, and 8%). The test results indicate a clear reduction in strength at increasing moisture contents. The ore material has significantly lower cohesion at higher moisture contents, but the internal friction angle is only slightly reduced.

SRK has adopted Bieniawski’s,1976 and 1989 RMR values as appropriate for estimating the rock mass quality for hard blocky materials. SRK has also estimated the Geological Strength index (GSI) (Hoek and Marino, 2000) which addresses the blockiness and joint conditions influencing the strength parameters of the rock mass,

SRK has used the Bieniawski (1989) RMR89 system to characterize fractured rock mass. The following six parameters were used to classify rock mass quality: UCS, RQD, discontinuity spacing, discontinuity condition, and groundwater conditions.

Four geotechnical units were identified for the Yauricocha fractured hard rock:

•	Limestone and breccia in the footwall; and
•	Altered intrusive and fresh Intrusive in the hangingwall.

Table 16-4 shows the statistic of the RMR89 collected from more than 6 km of tunnels mapped. Table 16-5 shows the GSI. Figure 16-10, shows a vertical cross section of the rock mass model.

Table 16-4: RMR89, Yauricocha 2015

Statistic	Crystallized Limestone	Marble Limestone	Grey Limestone	Skarn Limestone	Granodiorite	Monzonitic Intrusive
RMR89 Mean	60	59	60	59	56	63
Standard Error	0.3	0.6	1.0	0.5	2.2	0.9
Standard Deviation	10.0	10.0	10.0	10.0	10.0	10.0
Sample Variance	2.9	11.0	10.9	1.2	24.8	8.3
Minimum	56.0	51.0	56.0	58.0	48.0	60.0
Maximum	62.0	64.0	64.0	60.0	62.0	67.0

Source: SRK 2015

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Table 16-5: GSI, Yauricocha 2015

Statistic	Crystallized Limestone	Marble Limestone	Grey Limestone	Skarn Limestone	Granodiorite	Monzonitic Intrusive
GSI Mean	55	54	55	54	51	58
Standard Error	0.3	0.6	1.0	0.5	2.2	0.9
Median	61.0	59.0	57.0	58.0	56.0	63.0
Standard Deviation	10.0	10.0	10.0	10.0	10.0	10.0
Sample Variance	2.9	11.0	10.9	1.2	24.8	8.3
Minimum	51	46	51	49	45	55
Maximum	57	59	46	55	57	62

Source: SRK 2015

Source: SRK, 2015

Figure 16-10: Conceptual Geotechnical Rock Mass Model

Geotechnical Risks

Mud Rushes – The first known occurrence of a mudflow (termed soplos) was in 1997 during mine operation by Centromin. This mudflow occurred in the Antacaca Sur at the 575 level or an elevation of 4326 masl (about 100 m below the groundwater elevation in the neighboring granodiorite). Since 2005 during mine operation by SMCSA, in some zones adjacent to the fault contact, mudflows have occurred resulting in damage to equipment and are a threat to the safety of the miners. Two of the principal conditions that are required for mudflows to occur are:

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•	A source of fine silty material in the mined ore, most likely the fault gouge zone and possibly argillic alteration of the hangingwall intrusives; and
•	Presence of water inflows to the mined area. Small inflows (of a few L/sec) have been observed within the mined drifts during the initial stages of sub-level caving operations. During the later stages of production on a sub-level, the flow sometimes ceases until, over time, a mudflow event is triggered. This delay in triggering an event is indicative of water buildup in the overlying caved material impeded by the low permeability of fine silty material. Eventually the buildup of water is sufficient to break the flow barrier resulting in a mudflow.

An uncontrolled mudflow, could jeopardize the mine reserves by stopping the mine operation and isolating the production areas. A lack of water drainage could be a contributing factor of this risk.

SRK is of the opinion that mudflows may increase as mining goes deeper where stresses and groundwater pressures increase with depth, and rock mass strengths will likely remain similarly weak. The long-term mitigation plan is to dewater the rock mass with drainage systems in advance of mining and strategically select appropriate mining sequences that will reduce safety risks and the risk of sterilizing ore reserves due to mudflows.

Water Inflows – The source of the water in the hangingwall is not well understood. Tracer tests have been conducted but were inconclusive. SRK recommends additional tracer tests be run to see if water from the TSF and natural groundwater has been migrating into the faults in the Virginia mine area and then into the Mina Central area. A water balance analysis of the underground water is required to understand where water is coming from and where it is going downgradient in the limestone formation.

Mining-Induced Stresses - The mining-induced stresses have not been included in the current mine designs. SRK recommends that Yauricocha conduct a stress assessment campaign in the deepest areas of the current mine with the aim of determining the magnitude and orientation of the current pre-mining stress field. SRK also recommends examining the effect of the current mining-induced stresses on the future mine plan using numerical stress analysis to evaluate the potential for full extraction of the ore reserves given stability conditions of the workings.

General Comments – SRK is of the opinion the amount and quality of data is adequate for supporting the current mine design. SRK did not have access to the 2017 updated geotechnical database and relies on the information described by the mine personnel, who indicate that no significant geotechnical changes have been observed since July 2016.The geotechnical model prepared by SRK in conjunction with Yauricocha staff (SRK, 2015) has not been significant changed since 2015.

Subsidence analyses (SRK, 2015b) has demonstrated a reasonable understanding of mechanisms leading to the observed underground conditions and surface subsidence and cracking disturbance.

The current understanding of mudflow conditions is sufficient to support drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

SRK’s recommendations are summarized as follows:

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•	Continue collecting geotechnical characterization data from mined drifts and exploration drillholes;
•	Initiate a pre-mining stress assessment;
•	Continue short-term and long-term dewatering program;
•	Examine mining-induced stress effects on the future-planned mining;
•	Update the subsidence model; and
•	Examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing ore reserves due to unexpected instabilities.

16.5.2	Hydrogeology and Hydrology

The hydrological works have been carried out in the mine by the companies Geologic (2014), Hydro-Geo Consultores (2010), and Geoservice Ingenieria (2008). These works focused on the characterization of the regional regimes of superficial and underground waters, influenced by mining operations. The data has been collected in levels, from pump tests, tracing tests, and dumps of superficial water. The following descriptions are based in the works of the company Geoservice (2014).

Climatic and Hydrological Balance

The climate of the site is typical to the one found along the Andean Mountains in Peru, in which most of the precipitations occurs during the months of summer (November to April), and it becomes drier during the rest of the year. The average monthly temperatures are estimated to be in a range that goes from 7.8° C in July, to a maximum of 9.7 ° C in January, with an annual average of 9.0 ° C. The relative annual average of humidity is estimated to be at 75%.

The information of the average monthly precipitation was obtained from the registry of SENAMI (1990 to 2012) concerning the meteorological station in Yauricocha, which is at an altitude of 4,675 masl. The precipitation in the region shows a significant decrease with decreasing elevation (around 320 mm by 1,000 M). The average annual precipitation registered in Yauricocha is of 1.010 m.

There is no information on the evaporation from stations near the mine site. The nearest identified station is Upamayo (operated by the company Electro Andes), and it is approximately 75 km to the northeast, at an altitude of 4.093 masl. The monthly average data on evaporation form this station for the period from 1957 to 1996 indicates an annual average of 832 mm. This is equivalent to an annual average of potential evaporation-transpiration (PET) of around 583 mm, with an adjusted factor of registration of 0.7. The calculation of PET (Geoservice, 2013) based on the average monthly temperatures using the Thornthwaite method provided a PET of 590 mm, which is very similar. The actual evaporation-transpiration is lower, due to the scarcity of humidity during the dry season (May to September).

An estimated monthly hydrological balance was developed for the site of the project so as to estimate the potential drainage as well as the infiltration. The Company SMCSA provided daily metrics of the flows at the base of the Chumpe Gorge for the period that went from 1 January 2014 to 3 July 2014. This data shows a maximum flow of approximately 52.9 L / sec., a minimum flow of 10.0 L / sec., and an average flow of 20.1 L / s. This suggests that the base flow (supported by the discharge of underground waters) is of approximately 10 L / sec. which means that any excess of annual water is distributed almost uniformly between the recharge of underground waters and the runoff of superficial waters.

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The balance of water based on an annual average precipitation of 1009.7 mm is distributed as follows: depth of runoff of 268 mm (27% of the total precipitation), depth of infiltration of 265 mm (26% of the total precipitation), and actual depth of the evapotranspiration of 477 mm (47% of the total precipitation).

Geology and Hydro-Stratigraphic Units

Jumasha Formation

The Jumasha formation, from the middle to the end of the Cretaceous, is made principally of limestone and dolomite with an average thickness of 700 m, which forms peaks and cliffs in the area of the project. The gray and massive limestone and the dolomite are present, as well as the board finely stratified in yellowish gray limestone. This formation hosts the deposits in Yauricocha and the neighboring mines. There is ample evidence of the formation of karst, with apparent channels of karstic cavity open on the side walls of the canyon in many areas, and within the underground works, as well as open channels of karstic cavity that collect the flow of superficial waters at the bottom of the valleys.

This karstic characteristic makes the formation into a conduit of very high conductivity for the flow of underground waters controlled by structural and lithological characteristics with interruption in the routes of flow normally expected, and the flow of underground waters through the divisions of drainage. In the mine area, inclusive of the underground works, the Jumasha formation hits and goes toward a northeast direction, with an almost evident vertical bed. This characteristic combined with the predominant structural tendency toward the northeast favors the development of the karstic flow toward the northeast direction.

Currently, a lesser flow of water is being observed from this formation within the works of the mine (which indicates that the groundwater surface is underneath the current mining operations), even though the channels of solution lead the infiltration of superficial waters from the upper side. A report of SMCSA indicates that the total flow collected from the underground works above level 720 (that is, drainage of the older works) is currently at an average of 6 to 10 L/sec. However, previous studies (Hydro-Geo, 2010) indicated much higher flows above level 720, to 170.3 L/sec. in 2010. An afterward survey (Hydro-Geo, 2012) indicated that the total flow of these works is of approximately 4L/sec.

Currently, a lesser flow has been recorded, which is between 0.18 to 0.36L/sec, above level 720, likewise, the filtrations present in the levels of preparation only present themselves because of the filtrations of flows of water through fractures, which reduces the flow that is collected in the ditches (the flows of water are obtained from the intrusive rock).

It has been observed that the Jumasha formation collects all the flow of current just underneath the lagoon Pumacocha, 8 km to the south-southeast of the mine site, in a cavern of karst that spans to a depth of over 638 m (maximum explored depth), which indicates a groundwater surface of less than 3.740 masl in the karstic system. The discharge of the limestone has also been observed upstream from the town of Alis, about 8 km to the northeast of the mine at an altitude of 3.400 masl. Based on the visual observations during our visit to the site, it seems that the flow along the River Alis increases a lot near this point. Other smaller caverns of karst have been observed at the exit of the lagoon Pacocha, about 11 km to the south-southeast of the mine, and lagoon Cochapampa, just above the city of Laraos, about 8 km to the southwest of the mine.

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There is no data of drilling tests available for this formation. The channels of solution of karst would have a hydraulic conductivity, basically infinite, although the portions of limestone that are not connected to the channels of solution or certain inserts that are not pure limestone, can exhibit lower hydraulic conductivity.

The Celendin Formation

The Celendin formation, of the final Cretaceous, is made principally of silicified shale with layers of re-crystallized limestone, and has an average thickness of 400 m. It overlays the Jumasha formation; however, the contact is found along a fault zone around the neighboring underground works in Yauricocha. It only shows disperse and isolated outcrops of limestone with horizons of clay, red boards and sandstone. The inferior part contains limestone rocks of thin layer that include marls, clayish limestone, limestone, and dolomites. A great portion of the area covered by the Celendin formation shows a cover of colluvial grounds, which suggests a much fractured and/or easily eroded rock.

The sights of the Celendin formation along the northeast portion of the Klepetko tunnel were typically dried during our visit to the site, showing little entry of water. This, combined with the type of rock would suggest very low permeability. However, the shortage of the flow of current could be attributed to the undergoing construction of the parallel tunnel in Yauricocha toward the east, within the same formation. The construction of this tunnel has already intercepted and dried the entry flow higher than the previous one, along the Klepetko tunnel. it has been observed that the previous measures of affluences along the Klepetko tunnel (Hydro-Geo, 2012) indicated that the average flow per longitudinal unit in the Celendin (0.013 L / s / m) was generally similar to the one observed in the granodiorite, and considerably greater if the flow from the two highest entry zones had been included (to 18 and 126 L/s) in the zones of the fault found. The average geometric hydraulic conductivity measured in 38 tests in four drillings was 6.1 x 1-5 cm/s.

The Casapalca Formation

The Casapalca formation dates back to the end of the Cretaceous Tertiary, is made principally of limestone shale, limestone siltstone, siltstone, sandstone, and conglomerates predominantly in red, and with variable thickness. In lesser quantities there are limestone and calcareous sandstone. This formation overlays the Celendin formation, and shows a grading contact. This formation outcrops in the inferior portion of the Chumpe Gorge, near the concentrator and the portals of the tunnel of the mine. Similar to the Celendin formation, it is generally covered by colluvial grounds, which suggests a much fractured and/or easily eroded rock. The samples of the nucleus of this formation generally indicate much fractured rock at 50 m from the ground surface. The average geometric hydraulic conductivity measured in 34 tests in 9 drillings was of 4,9 x 10-4 cm/s.

Quaternary Sediment

The topography of the site has been, to a great extent, formed by the glaciers, leaving behind numerous small depressions (that form lakes, and sometimes with terminal moraines), bottoms of valleys in U shape, and compacted moraines in the higher elevations. The colluvial and the moraines cover great part of the area, with rocky outcrops eroded by glaciers, which are common in higher elevations. This sedimentation is made of a mix of compacted sand, lime, and clay, with angular gravel. The alluvial material which does not consolidate is limited to small portions of the bottoms of the drainage, with more significant quantities at lower elevations due to the increased flow of the current. It is likely that there would be accumulations of sediment of fine grain (limy or clayish) at the bottom of the natural lakes in the vicinity. The average geometric hydraulic conductivity measured in 21 tests in 11 drillings was of 1,9 x 10-3 cm/s.

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Intrusive Units

The intrusive activity was principally developed in the Miocene, with an average age indicated of 6.9 million years. In the area of study, the granodiorite is present as an extensive intrusive body oriented to the southeast (approximately 15 km in length), limited to the west by the Jumasha formation, and to the east by the Celendin or Casapalca formations (up to approximately 8 km in width). This intrusive has well defined contacts with surrounding sediment, structure and the stratigraphic layout. The intrusive shows superficial outcrops of a few hundred square meters to several square kilometers, with ramifications and branches commonly coming from the bigger intrusive body. The composition varies from granodiorite to quartz-monzonite along the borders. The intrusive has produced metamorphic haloes in the surrounding rock, thus producing quartzite, corneal shale, and re-crystallized limestone. The extension of the halo of alteration varies according to the type of rock, and the alteration extends to the lesser distance in the limestone, moderately in the sandstone, and beyond in the shale.

Through the exhibitions of the granodiorite within the Klepetko tunnel, the rock found seems to be moderately fractured, and generally wet or very wet, with numerous filtrations. The average entry per unit of length along the tunnel was of 0.023 L/s/m. Recently, five horizontal drainages have been drilled onto the granodiorite.

In 2012, from level 720 a total of 87 L/s of drainage was produced, or an average flow by unit of length of 0.052 L/s/m. The average geometric hydraulic conductivity measured in 59 tests in 10 drillings was of 3, 0 x 10-4 cm / s.

Geological Structures

From a hydro-geological point of view, the geological structures indicate a highly fractured rocky environment that could be the reason for the relatively higher hydraulic conductivity measured in the lithological units present, independently of its lesser permeability, inherent to the matrix. It also explains why the flows measured have been relatively uniformed along the orifices of drainage or tunnels within these rocks. The most notable higher flow along one of the contacts is also consistent with the fracture and movement along these contacts.

Sources of entry into the mine

There are two principal entries to the mine:

Infiltration of water coming from fluvial precipitation through the subsidence that covers the mine;

Discharge of underground waters from the east to the west (from the intrusive toward the cone of subsidence).

The forecasted areas of the cones of subsidence for many years are overlaid in a current map of the topography of the site, which also shows areas of subsidence observed in the surface (craters and cracks), and small open pits used to extract the deposits in previous years.

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The infiltration of underground waters through the cone of subsidence is essentially the same as the current recharge of underground water from the surface of the ground. The precipitation that does not evaporate becomes lose or infiltrates. Based on the detailed topography of the surface of the mine, there are depressions in areas of sinking, as well as in open well. The current area of the depressions of subsidence observed is of 4819 m2, and these collect the superficial runoff in an area upstream of 29,438 m2 that picks up the superficial runoff from an area upstream of 177,845 m2. Part of this runoff is currently collected in a channel of deviation. Besides, superficial cracks associated with sinking have been found in an area of 75,437 m2, and these cracks probably pick up part of the superficial runoff of the areas of runoff previously identified. It is expected that the infiltration and part of the runoff that enters these areas of the cone of subsidence in the surface move downward along the cone of subsidence, and reports to the areas which are currently being mined, even though certain infiltration should be expected in the surrounding rock along the cone.

The total flow of entry to the superior levels of the mine (that is, to level 720 or over) in 2012 was of 11.0 L/s, which is generally in accordance with the previous calculations.

Currently, the flow of water that enters over level 770 is of 0.36 L/s. This data indicates that the flows of water that enter the mineralized bodies of the central mine are under level 770.

The flow of underground water from the drainage of the surrounding granodiorite and the Celendin formation has been estimated in such a way that the sectors of the mine with mud flows (Antacaca Sur, Antacaca, Catas and Rosaura) expand approximately 700 m along the contact of the fault Yauricocha, or the same longitude of drainage area than the holes of horizontal drainage.

The drainage drillings on level 720 have been cemented; these drills produced a constant average flow of 82.3 L/s. However, due to the advance of the operations in inferior levels in the different mineralized bodies with direct influence over the cone of subsidence in Antacaca Sur (the collapse of the cross that was used as discharge zone occurred).

To replace the drillings on level 720, drainage drillings were carried out on levels 870 and 920; these drillings are being kept active and collect a constant flow average of 77.2 L/s, which, during the monitoring campaigns only present a variation of less than 5%; likewise, there are filtrations that are obtained directly from the mineralized bodies that have been exploited, adding a monthly average flow that is between 20.20 in dry season, and 26.8 L/s in rainy season (from the average flow obtained it is concluded that Antacaca Sur presents 8.5 L/sec, Rosaura 3.0 L/sec, Antacaca3.90 L/sec and Catas 7.5 L/sec., thus having flows of water in the bodies of the central mine increased by 20%.

Adding the infiltrations of the mineralized bodies and the drillings of drainage, the total comes to a flow of 95.7 L/sec.; therefore, most of the entry of water to the mine currently comes from the entry of underground water from the surrounding granodiorite.

As the mining goes deeper, there is the possibility that the amount of entry of underground water increases. This is due to the combination of a major difference of height between the static level of underground water in the granodiorite and a lesser proportion of the Celendin formation, the level of work in the adjacent mine, and a major depth implicates an increase in the infiltrations that enter the body considering 20% to 25% of the total flow every 100 meters. If works to reduce the entry of underground water were carried out, and only the current drainage drillings are kept with a flow of 72.2 L/sec. the flow of water that enters the mineralized bodies could increase in the body up until 40 L/seg at a mining depth of 3600 masl.

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At the same time, it is expected that the works that are being carried out in level 920 with the purpose of evaluating the efficiency of the drainage means as well as implementing alternate measures, should reduce the frequency and magnitude of mud slides.

Implementing alternatives for the capturing of the influencing water flows in the mineralized bodies (parallel crossing to the body toward the east side, considering level 920 as the principal level) the captured water could be increased with a total flow of between 200 and 250 L/sec. to enter the mine, which will allow to reduce the entry of flows of water into the mineralized bodies with a lesser flow to the current, at 20 L/seg.

It will be necessary to conduct a numeric simulation of the flow of underground waters that incorporates the levels projected in the future mining, in time, to provide a more accurate estimation of the increases projected in the flow of the mine over time, as well as to evaluate its efficacy.

Reduction of the flows in the existing tunnels used for the transportation of mineral. It will be necessary to conduct a numeric simulation of the flow of underground waters that incorporates the levels projected in future mining, timely, to provide a more accurate estimation of the increases projected in the flow of the mine over time, as well as to evaluate the efficacy of any measure of drainage implemented.

Drainage of Water in Mine

The options for the interception of the flows are as follows:

•	Horizontal drains;
•	Drain tunnels;
•	Grout curtains;
•	Intercepting wells; and
•	Vertical drains.

In light of the evaluation of the different alternatives in respect to the cost and efficacy, our proposal contemplates the carrying out of works only from level 920, considering the following alternatives:

Positive drillings of bigger diameter (will be good for limiting influencing fractures).

Drain Tunnels (cross on level 920 to intercept influencing fractures).

If the registered flows in the bodies decrease initially and during the process of extraction, the probability of mudslides increases; however, the magnitude is determined based on the amount of flow allowed to be registered. Detailed registration of the existing records, in which a mud flow is observed so as to determine how soon it can be considered to be a warning, must be kept.

The flows of considerable mud are produced with the structural re-accommodation after having extracted the mineral, as well it is understood that the conduits that distribute the flows of water toward the mineralized body do not have direct interconnection (at the same level of exploitation) because of the haloes of the altered intrusive rock, originated in the potency of the mineralization, thus considering that the flow that enters the mineralized bodies is done through the superior levels 100 to 150 meters over the level exploited and under level 770.

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According to SRK understanding, based on anecdotic interviews, the miners often hear noises that indicate that the movement of the ground is imminent, thus allowing them to know in advance the mud slides, that is, before they happen. It is recommended that an evaluation of geophones be used to detect possible mud flows before they happen, even though it is not clear whether the noise coming from the ground is loud enough so as to implement this method.

16.6	Stope Optimization

Stoping block shapes were constructed for each ore zone and mining method identified using the MSO routine provided within the suite of Datamine™ Studio 5D Planner software. MSO requires the input of several key parameters and then interrogates the resource block model against permutations of simplified mining shapes to outline a potentially economic Mineral Resource at a given cut-off value. The key MSO inputs for each mining method are outlined in Table 16-6.

Table 16-6: Stope Optimization Software Inputs

MSO Input	Sub-level Cave	Cut and Fill
Cut-off value (detail on cut-off value is provided in Section 15.2.5)	US$56/t to US$57/t	US$63/t
Level spacing (floor to floor)	16.67 m	3 m
Stope strike length	8 m (4 m left, 4 m right)	2 m
Minimum mining width	4 m	3 m
Minimum waste pillar	2 m	2 m

Tonnes and grade for each stope shape, whether defined using stope optimization or by cutting the geology model, was further processed in spreadsheets to apply the mining recovery, dilution (at 0 grade), and to calculate an NSR for the diluted and recovered material. Blocks were classified as economic, marginal or waste based on the NSR value of the mining block and cut-off for the area. The blocks meeting the reserve criteria were visually inspected and isolated blocks were identified and removed from the reserves. Marginal blocks immediately adjacent to economic blocks were considered and included in the reserves if it was reasonable to expect that no significant additional development would be required to exploit the marginal block.

16.7	Mine Productivity

Yauricocha is an operating mine with a signification production history. Operations and production personnel are supported by a geology and engineering groups. The geology and engineering groups work in close collaboration and planning is conducted with care and diligence. Historical knowledge of the site is leveraged in the planning process.

Production targets at Yauricocha are based on historical performance and Table 16-7 shows reported mine production and mill tonnes processed between 2012 and Q3 2017. A trend of increased daily tonnage can be seen between 2016 and 2017 where it increases from approximately 2,300 t/d to over 3,000 t/d.

Table 16-7: Reported Mine and Mill Production, 2012 to 2017 (Q1-Q3)

Category	2012	2013	2014	2015	2016	2017 (1)
Tonnes Mined	849,615	858,398	929,316	820,040	847,467	752,110
Tonnes Processed	872,869	837,496	890,910	829,805	897,169	757,270
(1)	Accumulated production for Q1-Q3 2017

Source: Sierra Metals, 2017

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The Yauricocha LoM plan is based on a sustained productivity of 3,000 t/d (1.08 Mt) for the next two years, followed by an increase to approximately 3,300 t/d (1.2 Mt). The increased productivity coincides with an additional sub-level cave mining area coming on-line (Cuye) and the expected completion of the Yauricocha Shaft to handle material at depth.

16.8	Mine Production Schedule

Production schedules were generated for each ore zone and then combined into the Yauricocha LoM production schedule. The consolidated production profile for polymetallic sulfide ore from August 2017 through 2026 is shown in Table 16-8. The annual tonnage broken out by mining method is shown Figure 16-6. The mine long section showing the annual LoM blocks is include in Appendix B.

Table 16-8: Yauricocha LoM Production Plan - Polymetallic Sulfide Ore

Units	2017(1)	2018	2019	2020	2021	2022	2023	2024	2025	2026	Total
Tonnes (000’s)	379	1,080	1,080	1,269	1,200	1,200	1,200	837	469	353	8,878
Ag (g/t)	49.09	42.23	45.45	38.20	43.84	41.12	53.13	50.68	55.71	59.74	46.16
Au (g/t)	0.39	0.59	0.60	0.48	0.54	0.49	0.46	0.50	0.38	0.30	0.50
Cu %	0.63	1.10	1.09	1.03	1.36	1.28	1.24	1.20	1.42	1.27	1.17
Pb %	1.43	0.68	0.72	0.47	0.46	0.54	0.82	0.80	0.97	1.20	0.71
Zn %	4.18	2.68	2.89	2.22	1.98	1.58	2.15	2.22	3.11	3.12	2.42
(1)	Based on August to December schedule

Source: Sierra Metals, 2017

Source: Sierra Metals, 2017

Figure 16-11: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore

The production schedule for the lead oxide ore is shown in Table 16-9 and Figure 16-12. The lead oxide ore tonnage accounts for less than 1% of total Yauricocha’s reserve which is insignificant and therefore is not included in the final Yauricocha economic analysis.

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Table 16-9: Yauricocha LoM Production Plan – Lead Oxide Ore

Units	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Total
Tonnes (000’s)				36	35						71
Ag (g/t)				198.07	238.03
Au (g/t)				1.64	1.90
Cu %				0.40	0.72
Pb %				7.24	9.32
Zn %				0.82	0.73

Source: Sierra Metals, 2017

Source: Sierra Metals, 2017

Figure 16-12: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore

16.9	Mine Development

Level accesses and on-level development, as well as ventilation and materials handling infrastructure, were designed in Studio 5DPTM software. The development and infrastructure designs were used to generate the development quantities. Increased mechanization and operational objectives to reduce bottlenecks have returned average advance rates of 2,200 meters per month based on the performance of Q1-Q3 for 2017. The development quantities and current advance rates were used to generate Yauricocha’s LoM development schedule and are listed in Table 16-10.

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Table 16-10: Yauricocha’s LoM Development Schedule

Orientation	Type	Size (m)	2018	2019	2020	2021	2022	2023	2024	2025	2026	Total
Horizontal	Capital
		2.1x2.1	4	8	2	-	-	-	-	-	-	14
		4.0x4.0	55	130	40	-	-	-	-	-	-	225
		4.8x4.8	180	102	-	-	-	-	-	-	-	282
		5.5x4.0	376	341	181	-	-	-	-	-	-	898
		Total	614	582	223	-	-	-	-	-	-	1,419
	Operating		-	-	-	-	-	-	-	-	-	-
		3.5x3.5	2,393	1,905	1,461	821	507	98	-	-	-	7,185
		4.0x4.0	520	311	-	-	168	257	337	465	137	2,195
		Total	2,913	2,217	1,461	821	675	354	337	465	137	9,380
	Exploration		-	-	-	-	-	-	-	-	-	-
		3.5x3.5	2,264	2,730	2,979	1,550	84	-	146	284	-	10,038
		5.5x4.0	-	-	170	-	-	-	-	-	-	170
		Total	2,264	2,730	3,150	1,550	84	-	146	284	-	10,208
	Preparation		-	-	-	-	-	-	-	-	-	-
		3.0x3.0	4,883	5,605	3,688	3,680	2,830	1,327	76	-	-	22,090
		3.5x3.0	10,497	8,618	4,912	3,241	1,928	528	613	-	-	30,336
		3.5x3.5	3,577	2,011	1,689	1,728	1,687	2,669	1,951	2,004	834	18,149
		Total	18,957	16,234	10,289	8,648	6,446	4,524	2,640	2,004	834	70,575
	Horizontal Total		24,748	21,762	15,122	11,019	7,205	4,879	3,122	2,753	971	91,581
Vertical	Capital		-	-	-	-	-	-	-	-	-	-
		1.8x1.8	536	80	749	196	-	192	81	80	-	1,914
		2.4x2.4	452	-	-	-	-	-	-	196	-	648
		Total	988	80	749	196	-	192	81	276	-	2,562
	Preparation		-	-	-	-	-	-	-	-	-	-
		1.2x2.4	-	-	-	65	1	-	-	-	-	66
		1.5x2.1	349	391	387	191	258	24	-	71	27	1,697
		1.5x2.4	363	246	-	-	-	-	-	-	-	609
		Total	712	638	387	256	259	24	-	71	27	2,373
	Vertical Total		1,700	718	1,137	451	259	216	81	347	27	4,935
Grand Total			26,448	22,480	16,258	11,471	7,464	5,094	3,203	3,100	998	96,516

Source: Sierra Metals, 2017

16.10	Waste and Stockpile Design

Less than 1% of waste generated is used as backfill for cut and fill mining. The majority of waste is transported to surface through the Klepetko Tunnel located at 720 level. Approximately 20% of this waste is used to infill the pits with the remaining 80% placed on surface waste dumps or used to backfill historic pits in accordance with the reclamation plan. No long-term or low-grade stockpiles are in use at the site.

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16.11	Mine Equipment

The underground mining equipment at Yauricocha is typically diesel operated with the main haulage by rail and battery-electric locomotives. A list of the major mining equipment used underground is included in Table 16-11.

Table 16-11: Major Underground Mining Equipment

Mining Equipment	Count
Jumbos (Production)	8
Jumbos (Development)	7
Scooptrams	39
Dump Trucks	4
Utility Trucks	3
Locomotives	19
Telehander	2
Payloader	6
Backhoe	1
Skid Steer Loader	3
Mine Cars (160/110 fc)	96
Total	188

Source: Sierra Metals, 2017

16.12	Mine Ventilation

The underground mine has a ventilation system that supports the Cachi-Cachi mine and a separate ventilation system that supports the central mine.

The ventilation system at the Mina Central intakes air from the main decline, the Mascota Shaft, Central Shaft, Raise Bore #3, and the Klepetko Tunnel. The intake air is approximately 159,000 cfm. The air exhausts through Raisebore #2 and Raisebore #1 by two primary fans located on surface. Air is pulled through the workings and routed with ventilation doors and booster fans to maintain air quality.

The ventilation system at Cachi-Cachi is an intake system that pulls fresh air through the Yauricocha Tunnel and the main decline (Bocamina 410) at Cachi-Cachi. The air exhausts through three boreholes at the surface, Borehole (Chimenea) 919, the Rossy borehole, and the Raquelita borehole. A primary fan is located at Borehole 919 on 300 level. The air moves into the mine through the main decline and down to lower levels through the Cachi-Cachi Shaft to where production is in progress. The air is exhausted through vent raises and shafts to the surface. Ventilation doors are installed and booster fans are used throughout the mine to maintain air quality.

The Yauricocha ventilation system is divided into three zones: Zone II, Zone III, and Zone V. The ventilation system of Zone II includes 820 level to 920 level for the ore zones Esperanza and Gallito. The ventilation system of Zone III covers 720 level to 920 level of the Cachi-Cachi Mine. The ventilation system of Zone V includes 970 level to 1170 level for the mining areas of Mascota, Catas, Antacaca, Rosaura, Antacaca Sur, CSM II and Butz. Figure 16-13 shows an isometric view of the Cachi-Cachi ventilation network (Zone III). Figure 16-14 shows an isometric view of the Mina Central ventilation network (Zone II and V).

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PLANO ISOMETRICO MINA CACHI CACHI

SIMBOLOGIA o LEYENDA
CH. 785-8 Nv. 300 SUPERFICIE
CH. SUPERFICIE (ROSSY)
CX. 1724 S (BOCAMINA 410)
Nv. 720
Nv. 670
Nv. 770
Nv. 870
TÚNEL YAURICOCHA
SOCIEDAD MINERA CORONA S.A.

Source: Minera Corona, 2017

Figure 16-13: Zone III Ventilation Isometric View

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Source: Minera Corona, 2017

Figure 16-14: Zone II and Zone V Ventilation Isometric View

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Fresh air is supplied to the mine workings through the Yauricocha Tunnel, Yauricocha Raisebore, Mascota Shaft, Central Shaft, Klepetko Tunnel, and through 300 level. The main mine exhaust ways are vent raise CH.Amoeba, raisebore Rb. 01, and vent raise Fortuna (CH785-8). Table 16-12 lists the mine intake and exhaust air capacities.

Table 16-12: Yauricocha Mine Vent Intake and Exhaust Capacities

	Intake Airway	Volume(1) (cfm)
1	Yauricocha Tunnel	38,934
2	Yauricocha Raisebore	39,149
3	Pique Mascota (Shaft)	43,439
4	Pique Central (Shaft)	37,531
5	Klepetko Tunnel	21176
6	Bocamina Level 300	30,377
	Total	210,606
N°	Exhaust Airway	Volume (cfm)
1	Alimak Amoeba	102,506
2	Raisebore Rb. 01	95,376
3	Fortuna Chimenea (CH.785-8)	49,203
	Total	247,085
(1)	Reported volumes are based on measured field values and have not been corrected for auto-compression or system calibration.

Source: Minera Corona, 2017

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17	Recovery Methods

Yauricocha operates a conventional concentration process that includes two parallel circuits to process polymetallic ore and oxide ore. Each circuit consists of a crushing stage, grinding, sequential differential flotation, dewatering of the concentrates, thickening and disposal of the flotation tails. The Yauricocha plant normally produces four mineral concentrates: lead oxide concentrate, lead sulfide concentrate, copper sulfide concentrate, and zinc concentrate, and copper oxide concentrate in small batches when suitable material is available. Yauricocha blends lead concentrates in their final lead concentrate thickener to ensure typical commercial grade in its final product because, at times, some of the concentrate from the oxide plant doesn’t reach commercial lead grade. The mineral concentrates are trucked off site.

In addition to the ore supplied from its own mine, Yauricocha has been processing, and expects to continue processing material from third-party sources whenever there is spare capacity in the processing facilities.

Yauricocha’s new oxide crushing plant has been running since 2016. The combined nominal capacity of the expanded concentrator during the 2017 January to September period averaged 108 kt/m or approximately 2,800 t/d. The feed to the oxide circuit has been decreasing when compared to previous years.

Additional, recent improvements to the processing facilities include:

•	Major process equipment: new OK-30 flotation cell to increase flotation capacity in the Zn circuit, more flotation capacity in the Pb/Cu circuit with four DR300 cells, an 8 ft x 6 ft regrind mill for the zinc scavenger concentrate that could operate as primary grinding mill;
•	Reagents handling & preparation: improved the reagents storage area and flotation reagent preparation capacity; and
•	Metallurgical & assay laboratory: a new gas extraction system, new pulp splitter, two new cupellation furnaces, and new digestion hot block.

17.1	Operational Results

17.1.1	Polymetallic Circuit

Yauricocha’s polymetallic circuit has a nominal capacity of 2,500 t/d. The polymetallic plant is showing a consistent upward trend in throughput capacity. During the 2017 January to September period the polymetallic circuit operated on average at 2,653 t/d of fresh feed (Table 17-1). SRK understands that the lower throughput observed in 2015 was due to mine supply restrictions. Silver is preferentially deported to the lead sulfide concentrate in an increasing proportion, starting in 2013 at 34.7%, and averaging 43.7% in the January-September 2017 period.

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Table 17-1: Yauricocha Polymetallic Circuit, 2013 to 2016 Performance

Period	Stream	Tonne	Throughput (t/d) (@ 365 d/y)	Concentrate grade					Metal Recovery
				Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Cu (%)	Zn (%)
2013	Fresh Ore	641,268	1,757		83	1.5	0.7	4.1		100.0	100.0	100.0	100.0
	Cu Conc	12,728	35		1,058	2.8	23.2	6.4		25.2	3.7	70.6	3.1
	Pb Conc	14,258	39		1,300	53.4	1.8	5.9		34.7	80.0	6.3	3.2
	Zn Conc	45,412	124.4		122	0.6	1.0	50.8		10.4	3.0	10.8	88.7
2014	Fresh Ore	703,713	1,928		84	1.8	0.7	4.0		100.0	100.0	100.0	100.0
	Cu Conc	12,782	35		1,115	2.1	26.4	6.8		24.2	2.1	68.0	3.1
	Pb Conc	18,055	49		1,398	58.6	1.5	4.9		42.8	83.9	5.3	3.2
	Zn Conc	48,657	133.3		115	0.8	1.4	50.6		9.5	3.1	13.2	88.5
2015	Fresh Ore	618,460	1,694		79	1.6	0.6	3.4		100.0	100.0	100.0	100.0
	Cu Conc	8,145	22		1,278	2.3	27.8	4.1		21.4	1.8	65.3	1.6
	Pb Conc	14,463	40		1,656	59.5	1.1	4.3		49.3	85.7	4.7	2.9
	Zn Conc	37,587	103.0		91	0.6	1.2	50.7		7.1	2.1	13.4	90.1
2016	Fresh Ore	753,333	2,064	0.60	66	1.8	0.5	3.9	100.0	100.0	100.0	100.0	100.0
	Cu Conc	9,678	27	3.51	1,088	2.1	26.1	6.5	8.7	21.1	1.5	59.9	2.3
	Pb Conc	19,593	54	1.93	1,206	58.9	1.2	4.8	8.9	48.2	86.3	5.8	3.2
	Zn Conc	51,343	140.7	0.43	79	0.7	1.1	51.5	4.7	8.2	2.5	14.5	88.9
2017 [1]	Fresh Ore	726,254	2,653	0.55	59	1.6	0.6	3.9	100.0	100.0	100.0	100.0	100.0
	Cu Conc	11,198	41	2.97	875	2.6	27.2	7.3	8.4	23.0	2.5	66.2	2.9
	Pb Conc	17,525	64	1.77	1,061	57.4	2.3	5.4	7.8	43.7	87.4	8.8	3.3
	Zn Conc	49,222	180	0.43	95	0.9	1.3	51.4	5.3	11.0	3.8	14.3	89.5

Source: SRK 2017

(1)	January to September only

In the 2017 January to September period, the copper concentrate recovered 23.3% of the silver metals that translated in payable grade of 875 g/t Ag. Zinc concentrate recovered 11.0% of the silver metal.

Approximately 11% of the mill feed tonnage leaves the site as concentrate (Figure 17-1). Concentrate output reached 72,398 t in 2013 and the total concentrate production was 79,494 t in 2014. The total concentrate production reached 60,195 t in 2015, which is significantly lower than previous years due to the mine supply upsets experienced during this period. The production in 2016 reached 80,615 t. Production in the first nine months of 2017 reached 77,944 t, which suggests the potential annual output for 2017 could approach 100,000 t of concentrate.

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SRK Consulting (U.S.), Inc.
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(1)	January to September only

Source: SRK, 2017

Figure 17-1: Yauricocha Polymetallic Circuit, Concentrate Output

Zinc concentrate accounts for the largest output of all the concentrate streams. Zinc concentrate production ranged from 45,000 to 50,000 t/y, or approximately 63% of the total tonnage produce from the polymetallic circuit.

All the concentrate streams show metal content values are within the ranges accepted by smelters (Table 17-1). The concentrate grades for 2017 show lead concentrate at 57.2% Pb, zinc concentrate at 51.4% Zn, and copper concentrate at 27.2% Cu.

17.1.2	Oxide Circuit

Yauricocha’s oxide circuit has a nominal capacity of 600 t/d, and is currently underutilized due to the shortage of oxide minerals supply. The oxide circuit’s average throughput has consistently decreased from approximately 538 t/d in 2013, 471 t/d in 2014, 475 t/d in 2015, 170 t/d in 2016, and approximately 113 t/d in average during the first nine months of 2017 (Table 17-2). During 2017, the oxide circuit has processed three distinctive materials, Pb-Ag material, oxide Cu-Ag, and sulfide Cu-Ag (Table 17-3).

Silver deportment has varied significantly with the different oxides ores processed throughout the years in the oxide circuit. Silver was preferentially deported to the lead oxide concentrate in 2013 reaching a recovery of 26.3%. During the first nine months of 2017, silver deportment has not shown a marked preference reaching similar recoveries for all the concentrates, excepting sulfide copper concentrate that was only at 3.4% recovery. Gold deportment appears also variable, in 2013 the deportment of gold was towards the oxide lead concentrate at 22.4%. In 2017 gold is being preferably deported to the copper oxide concentrate reaching 27.5 % but at unlikely payable grade in concentrate of 0.8 g/t Au.

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SRK Consulting (U.S.), Inc.
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Table 17-2: Yauricocha Oxide Circuit, 2013 to 2016 Performance

Period	Stream	Tonne	Throughput (t/d) (@ 365 d/y)	Concentrate grade					Recovery
				Au (g/t)	Ag (gt)	Pb (%)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Cu (%)	Zn (%)
2013	Fresh Ore	196,228	538	1.7	278	7.7	0.6	1.7	100.0	100.0	100.0	100.0	100.0
	Pb Conc	2,603	7	24.0	2,369	23.8	2.7	11.6	18.6	11.3	4.1	5.5	9.1
	Pb Ox Conc	17,188	47	4.4	836	50.0	0.6	1.3	22.4	26.3	56.8	7.6	6.8
2014	Fresh Ore	171,829	471	1.3	234	9.0	0.5	1.6	100.0	100.0	100.0	100.0	100.0
	Pb Conc	2,231	6	17.9	2,494	27.5	2.1	13.5	18.3	13.9	4.0	5.2	11.1
	Pb Ox Conc	20,082	55	3.4	737	49.2	0.4	0.7	31.4	36.9	63.9	9.0	5.0
2015	Fresh Ore	173,443	475	1.0	184	7.6	0.7	1.8	100.0	100.0	100.0	100.0	100.0
	Pb Conc	3,154	9	10.4	1,640	28.9	1.5	7.5	19.7	16.2	6.9	4.2	7.6
	Pb Ox Conc	16,102	44	2.9	698	49.8	0.4	0.7	28.5	35.2	60.5	5.9	3.5
2016	Fresh Ore	127,836	350	0.9	165	6.8	0.4	2.5	100.0	100.0	100.0	100.0	100.0
	Pb Conc	3,117	9	10.4	1,499	26.1	1.5	18.5	27.9	21.5	9.4	12.8	23.3
	Pb Ox Conc	9,412	26	2.9	640	49.2	0.4	1.1	27.6	30.4	55.2	10.4	4.3
2017 [1]	Fresh Ore	31,016	113	0.3	77	2.0	3.9	4.1	100.0	100.0	100.0	100.0	100.0
	Pb Conc	109	0	2.2	2,122	33.9	5.5	16.3	2.7	9.7	6.0	0.5	1.4
	Pb Ox Conc	233	1	0.6	1,176	53.1	0.9	3.3	1.7	11.4	20.2	0.2	0.6
	Cu Ox Conc	2,872		0.8	105	3.0	21.8	4.8	27.5	12.7	14.0	51.7	11.0
	Cu Con	148		0.9	555	9.2	19.9	20.6	1.5	3.4	2.2	2.4	2.4
(1)	January to September only

Source: SRK, 2017

Table 17-3: Yauricocha Oxide Circuit, 2017 January to September

Period	Stream	Tonne	Throughput (t/d) (@ 365 d/y)	Concentrate grade					Recovery
				Au (g/t)	Ag (gt)	Pb (%)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Cu (%)	Zn (%)
2017 [1]	Fresh Ore	6,669	24.36	0.20	192	4.52	0.17	5.82	100.0	100.0	100.0	100.0	100.0
	Pb Conc	109	0.40	2.16	2,122	33.89	5.49	16.31	17.9	18.1	12.3	53.5	4.6
	Pb Ox Conc	233	0.85	0.65	1,176	53.15	0.86	3.28	14.1	26.1	46.7	38.4	2.1
	Fresh Ore	21,715	79.33	0.30	43	1.32	5.35	3.76	100.0	100.0	100.0	100.0	100.0
	Cu Ox Conc	2,872	10.49	0.83	105	2.99	21.76	4.83	36.9	32.4	30.0	53.8	17.0
	Fresh Ore	2,632	9.61	0.34	68	0.92	1.41	2.16	100.0	100.0	100.0	100.0	100.0
	Cu Conc	148	0.54	0.89	555	9.16	19.85	20.56	14.9	45.7	56.2	79.2	53.5
(1)	January to September only

Source: SRK, 2017

Lead oxide concentrate tonnage accounts for the large fraction (75% to 90%) of the total concentrate tonnage produced from Yauricocha’s oxide circuit between 2013 and 2016. The mass of mill feed collected as concentrate (mass pull) ranges from approximately 10% to 13% (Figure 17-2). In 2013, total output reached 19,791 t; in 2014, the total concentrate production was 22,313 t; 19,256 t were produced in 2015, 12,529 t in 2016, and 3,361 t in the first nine months of 2017.

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Source: SRK, 2017

Figure 17-2: Yauricocha Oxide Circuit, Concentrate Output

The lead concentrate produced from the oxide circuit has consistently reached lead grade below typical market values, with the exception in 2017 when reached 53.15% Pb in the lead oxide concentrate, it also represents a small tonnage when compared to the lead sulfide concentrate produced from the polymetallic circuit. All lead concentrate streams are blended in a single concentrate thickener to become a single final lead sulfide concentrate.

17.2	Processing Methods

Mine trucks deliver polymetallic ore and oxide ore to their respective coarse ore bins (Figure 17-3). The single crushing plant batches ore that is delivery to dedicated ore bins to each processing line. Each process line includes a grinding stage and a sequential differential flotation plant. Concentrate streams are diverted to a dedicated thickener that feeds a concentrate filter.

The detailed flowsheets for the polymetallic and oxide plants are presented in Figure 17-4 and Figure 17-5 respectively.

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Source: SRK, 2016

Figure 17-3: Yauricocha Block Flow Diagram

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Source: Sierra Metals, 2016

Figure 17-4: Flowsheet Polymetallic Plant

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Source: Sierra Metals, 2016

Figure 17-5: Flowsheet Oxide Plant

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17.3	Plant Design and Equipment Characteristics

Yauricocha uses conventional concentration equipment. The operation is completely manual; no automation or online monitoring of the process variables are available throughout the circuits. Both circuits have a flotation feed target of approximately P80=140 μm, which is monitored manually using a Marcy scale.

The completion of a new crushing plant by 2016 and the increase in throughput to an expected overall 105,000 t per month will translate in bottlenecks throughout the circuit. Yauricocha is planning to increase the capacity and control of its concentrate thickeners by replacing their rake mechanisms with modern units using torque monitoring and rake positioning system. Better control of the thickener’s discharge density will likely increase the concentrate filtration capacity. Yauricocha is working on identifying and solving additional bottlenecks that may surface at higher throughputs.

Table 17-4 summarizes the major process equipment at the process facility.

Table 17-4: Yauricocha Plant, Major Process Equipment

Area	Equipment	Specification	# Units	kW
Crushing	Jaw crusher	10 inch x 24 inch	1
Oxide	Rod mill	7 ft x 12 ft	1	360
Oxide	Ball Mill	5 ft x 6 ft	1	63
Oxide	Flotation cell	7 ft x 7 ft	5
Oxide	Flotation cell	Denver 60	22
Oxide	Flotation cell	SK 80	1
Oxide	Flotation cell	OK 1.5	25
Oxide	Flotation cell	SP 18	8
Oxide	Flotation cell	Denver 100	12
Oxide	Tails thickener	30 ft x 10 ft	1
Oxide	Pb Ox Conc Thickener	50 ft x 10 ft	1
Oxide	Pb Ox Press filter	1,200 x 1,200	1
Polymetallic	Jaw crusher	24” x 36”	1	45
Polymetallic	Cone crusher	4 ft	1	75
Polymetallic	Ball Mill	8 ft x 10 ft	1	360
Polymetallic	Ball Mill	8 ft x 6 ft	2	186
Polymetallic	Ball Mill	6 ft x 10 ft
Polymetallic	Rod mill	7 ft x 12 ft	1	186
Polymetallic	Flotation cell	SK 240	2
Polymetallic	Flotation cell	OK 30	2
Polymetallic	Flotation cell	Denver 60	4
Polymetallic	Flotation cell	SP18	7
Polymetallic	Flotation cell	Denver 100	6
Polymetallic	Flotation cell	Denver Sub A-24 5	3
Polymetallic	Flotation cell	DR 300	7
Polymetallic	Flotation cell	10 ft x 10 ft	1
Polymetallic	Flotation cell	Denver 60	12
Polymetallic	Flotation cell	DR 100	12
Polymetallic	Cu Conc Thickener	30 ft x 10 ft	1
Polymetallic	Pb Conc Thickener	50 ft x 10 ft	1
Polymetallic	Zn Conc Thickener	50 ft x 10 ft	1
Polymetallic	Tails thickener	100 ft x 10 ft	1
Polymetallic	Zn Drum vacuum filter	8 ft x 12 ft	1
Polymetallic	Cu Drum vacuum filter	8 ft x 12 ft	1
Polymetallic	Pb Drum vacuum filter	8 ft x 12 ft	1
Polymetallic	Pb Press filter	14 m x 1,200 mm x 1,200 mm	1

Source: SRK/ Sierra Metals, 2016

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17.4	Consumable Requirements

The consumables statistics for 2016 are presented in Table 17-5 for the polymetallic and oxide circuit. All consumables arrive to Yauricocha site on truck, mostly from a Lima port.

Table 17-5: Polymetallic Circuit – Consumables

Plant	Item	g/t of Fresh Feed
Polymetallic	S04Zn	868
Polymetallic	CNNa	168
Polymetallic	Z-11	28
Polymetallic	Z-6	26
Polymetallic	MIBC	17
Polymetallic	FROTHER-70	0
Polymetallic	Lime	652
Polymetallic	CuS04	261
Polymetallic	Bisulfite	153
Polymetallic	Phosphate Monos.	0
Polymetallic	Z-14	2
Polymetallic	Sodium Dic.	0
Polymetallic	Carbon WPH	0
Polymetallic	Steel balls 1 ½” Ø	239
Polymetallic	Steel balls 2” Ø	225
Polymetallic	Steel rods 3” Ø	184
Oxide	Na2Si03	0
Oxide	A-31	0
Oxide	(NH4) S03	0
Oxide	S04Zn	130
Oxide	Diesel	0
Oxide	Z-14	416
Oxide	NaCN	116
Oxide	A 407	0
Oxide	CuS04	0
Oxide	MT-738	54
Oxide	A-404	10
Oxide	MIBC	0
Oxide	FROTHER-70	68
Oxide	Steel balls 1 ½ “Ø	0
Oxide	Steel balls 2” Ø	0
Oxide	Steel balls 3” Ø	49

Source: SRK/ Sierra Metals, 2016

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18	Project Infrastructure

The Project is a mature producing mine and mill, with all required infrastructure in place and functional. The project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site with approximately 500 being employees and 1,200 being contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, TSF, and support facilities. The processing facility includes crushing, grinding, flotation, dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF. The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, powder and primer magazines, underground shops, and diesel and lubrications storage. The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from Ococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. 12.75 MVA is the current load with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is being expanded to approximately 20 MVA in 2018. A compressed air system is used underground with an additional 149 KW compressor system being added in 2018 and diesel is used in the diesel equipment on-site and in the 895 kW backup generator.

The site has permitted systems for handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has a capacity for 11 months at the current production levels. The TSF will be expanded with another lift in 2018 to provide another three years of capacity. The three additional stages, including the 2018 lift, will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project’s solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper and it is recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

A general location map showing the facilities is shown in Figure 18-1.

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8642000
8641000
8640000
8639000
8638000
8637000
8636000
421000
422000
423000
424000
425000
Chumpe
Mill
Mill
Camp
Borrow
Yauricocha
Este
San Juan
San Antonio
Cachi Cachi
Pit
Moscata
Mine Shaft
Central
Mine Shaft
Yauricocha
Oeste
Yauricocha
Sur
Mining
Camp
Legend
Lakes
Rivers
Roads
Electrical Line
Limit of Plant Concession
Corona Surface Property Limit
Buildings
Notes:
1. Base map was provided by Client in October 2013.
Grid is based on UTM Coordinates in Zone 18L.
0
500 m
1000 m
GUSTAVSON ASSOCIATES
SITE LAYOUT
SIERRA METALS - YAURICOCHA PROJECT
10/18/13
427-PFS-100-01GA
A

Source: Gustavson, 2015

Figure 18-1: Project Infrastructure Location

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18.1	Access, Roads, and Local Communities

The Project site is remote in the mountains of Peru and accessed by road from Lima on the Lima-Huancayo-Yauricocha Highway. The route is approximately 260 km. The final section of the road is unpaved. A second access uses the paved Pan-American Highway from Lima for about 137 km then the old Pan-American Highway and the Cañete-Yauyos highway on to Yauricocha. This route is approximately 344 km. The site has developed a number of gravel secondary roads for access to the mine area (to the west), mill (to the east), and tailings areas (centrally located) as well other areas of the Project. Figure 18-2 shows the routes.

Source: Sierra Metals, 2016

Figure 18-2: Routes from Lima to the Project

The Pachacayo railway station is located approximately 100 km north or the Project.

The largest community of substance is Huancayo located approximately 100 km to the east-northeast. Huancayo and the surrounding communities have a combined population of approximately 340,000 people. Huancayo is the capital of the Junin Region of Peru.

18.2	Process Support Facilities

A fully developed processing facility with required support facilities exists on-site and is discussed in detail in Section 16.5.2. The plant facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF. The process area also has shops, sample laboratory, change house and shower, and engineering/administration facilities.

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18.3	Mine Infrastructure – Surface and Underground

The mine surface facilities include the hoists and headframes that support the operation of the two shafts on-site. Additionally, the change house and dry facilities, shops, engineering, and mine administrative facilities are in place. The mine area layout can be seen in Figure 18-3.

Source: Sierra Metals, 2013

Figure 18-3: Mining Area Infrastructure

18.3.1	Underground Access and Haulage

The underground mine access is through existing shafts or tunnels. The site currently has three shafts in service, The Central shaft, Mascota shaft, and the Cachi-Cachi shaft. A new Yauricocha shaft is planned and in construction.

The shafts are typically used to move men and materials but can move ore and waste to the surface if necessary. The shafts also are primarily used to move ore and waste from depth to the 720 haulage level where the material is hauled through tunnels by rail from the underground to the surface. All ore and waste hauling to the surface is currently moved through the tunnels.

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18.3.2	New Yauricocha Shaft

The new Yauricocha shaft is currently under construction and is expected to be commissioned by 2021. Shaft excavation work including pulley chamber, above the service winch chamber, with timber set installation is now completed. Service winch has been commissioned for shaft sinking operations. Excavation of the incline rope raise and production hoist chamber work is targeted for completion in May 2018. Preparation for shaft sinking is ongoing with installation of a Galloway and new winches for the Galloway and Cryderman mucker installed. Installation of the 720 chute infrastructure and dump for sinking is also completed. Shaft sinking activities will begin at the end of October 2017. The shaft will be sunk from 1097 level (past sinking depth) to the 1470 level (shaft bottom). Two loading pockets are planned at 1300 level and 1400 level. Hatch Engineering is completing basic and detailed engineering for the shaft material handling system. The Shaft is schedule for final commissioning in June 2020. The Yauricocha shaft will utilize an 80,000 t capacity hoist that will be operated at 80% of this capacity. The shaft will handle both ore and waste. The shaft is budgeted to cost US$31.2 million over 2017-2020 with the majority of the expense in 2018 and 2019.

18.3.3	Central Shaft and Central Incline Shaft

The 810 m deep Central shaft services levels 970 to 690 and has a capacity of 74 t/h for ore and 67 t/h for waste. The Central incline shaft is located between the 920 level and services down to the 1070 level. The Central incline shaft is a production shaft that utilizes a 200 HP winch that pulls three 1.5 t railcars between the levels.

18.3.4	Mascota Shaft

The Mascota shaft is able to move 135 t/h of ore and 110 t/h for waste. The 920 m Mascota services levels 1100 to 680. The Mascota shaft utilizes a new Hepburn hoist and is able to move approximately 105,000 t/m to the 1430 level. The system will move both ore and waste. Commissioning was completed in December 2016. The Mascota Shaft timber sets will be refurbished in 2018 with shaft timber sets cleaned of ore and timber sets reinforced and any missing wall liners replaced. A budget for this work is expected in late 2017. Additionally, the 1120 development drift is expected to be excavated in 2018 for shaft bottom clean up. Cost estimated for the drift is at US$900,000.

18.3.5	Cachi-Cachi Shaft

The Cachi-Cachi shaft provides access to the 870 level shaft bottom at 910 level and handles only Cachi-Cachi orebody waste and ore.

18.3.6	Subsidence in Central and Mascota Zones

The subsidence associated with the sub-level caving mining method has begun to lightly impact the Mascota and Central shafts in the upper levels. The Project is monitoring the status with surveying methods including ground stations installed on the surface. Further mitigation will be considered once further data is collected.

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18.3.7	New Yauricocha Waste Handling Shaft

A new Yauricocha Waste Handling shaft has been proposed to move waste from the 720 level. If the shaft is approved construction will begin in late 2018. This waste hoisting system will allow for approximately 71,000 t/m of waste hoisting from the 720 level allowing for an additional 2300 t/d of ore to be transported via tunnels to the Chumpe plant. A 550 m shaft will be excavated from surface to the 720 level allowing waste to be trammed by train or transported via conveyor transport to the proposed 750 level loading pocket infrastructure. The old surface Mascota CIR hoist will be used to hoist waste from the 720 level to the existing open pit. A conceptual study is ongoing by Nordmin Engineering with an approximate total project cost of US$12 million.

18.3.8	Tunnel Haulage

The existing primary haulage is through the 4 km Klepetko Tunnel (3 m high x 3 m wide) located on level 720. The haulage is achieved by 20 t electric trolley locomotive with cars of 3.1 to 4.5 m3 size.

The new Yauricocha tunnel excavation (3.5 m x 3.5 m) was completed from the surface (Chumpe) in April 2017. The tunnel is 4.7 km in length. The new tunnel accesses the mine at the 720 level. The tunnel was added to increase the flexibility of haulage and to debottleneck haulage that can only currently occur out of the Klepetko tunnel. The tunnel will serve as a ventilation conduit as well as provide access and haulage. The tunnel infrastructure is being installed with tunnel commissioning and close out expected in July 2018. The Project forecast costs are US$1.95 million in 2017 and US$2.914 million in 2018.

18.3.9	Esperanza Orebody Access

A new orebody, the Esperanza, will be accessed from the 1070 Level by a new 3,000 m drift and ramp that is planned for 2018 and 2019. The Esperanza budget is approximately US$4 million with contractor award planned for December 2017.

18.3.10	Ventilation

The underground mine has a ventilation system that supports the Cachi-Cachi mine and a separate ventilation system that supports the central mine.

The ventilation system at Cachi-Cachi is an intake system that pulls fresh air through the Klepetko Tunnel and the main decline (Bocamina 410) at Cachi-Cachi. The air exhausts through three boreholes at the surface, Borehole (Chimera) 919, the Rossy borehole, and the Raquelita borehole. A SIVA 139HP primary fan is located at Borehole 919 (level 300) and pulls approximately 50,000 cfm. The air moves into the mine through the main decline and down to lower levels of the mine through the shaft to where production is in progress, then the air is exhausted through vent raises and shafts to the surface. Ventilation doors are installed and booster fans are used throughout the mine to maintain air quality.

The ventilation system at the central mine intakes air from the central mine main decline, the Mascota and Central shafts, Raise Bore #3, and the Klepetko Tunnel. The intake air is approximately 159,000 cfm. The air exhausts through Raisebore #2 and Raisebore #1. The primary fans are located at these locations with a Joy 180 HP fan at Raisebore #1 and a Joy 200 HP fan at Raisebore #2. Air is pulled through the workings and routed with ventilation doors and booster fans to maintain air quality.

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18.4	Additional Support Facilities

Project employees live on-site in four camps plus a hotel with facilities for approximately 2,000 people. The camps include the supervisory camp, the mill camp, and the mining camp that also houses mining contractors. There are approximately 1,700 people (500 employees/1,200 contractors) currently working on the site. The camps include a school, dining facilities, exercise facilities, and housing facilities.

Other general facilities include engineering and geology, safety, and environmental offices and buildings. A health clinic on-site is staffed by a National Health Service doctor.

There are additional underground shops, powder and primer magazines, and fuel and oil storage facilities.

A new cafeteria is planned for construction in 2018 at an estimated cost of US$1 million.

18.5	Water Systems

18.5.1	Water Supply

Water is sourced from Uñascocha Lake, Acochoa Lagoon, Mishquipuquio Spring, Kleptko Tunnel and recycle/overflow water from the TSF depending on end use. The location of the two lakes can be seen in Figure 18-1. The quality of water and general use is summarized in Table 18-1.

Table 18-1: Makeup Water Source and Use

Source	Quantity (L/sec)	Uses
Acococha Lagoon	4	Mining compressor and offices: 1.5 L/sec
		Yauricocha Camp: 1.5 L/sec
Mishquipuquio Spring	2	Chumpe Camp: 1.5 L/sec
Klepetko Tunnel	40	Concentrator Plant: 1.3 L/sec

Source: Sierra Metals, 2017

18.5.2	Potable Water

Water is sourced from Ococha Lake and treated by on-site water treatment systems for potable water consumption. There are two potable water plants on the site. At Chumpe, there is a conventionally operated multimedia filter plant (40 μm – gravel, sand) with 5 μm filters and cleaning of the water by hypochlorite. The system operates at 1.3 L/sec. At Yauricocha, a physical sedimentation stage is enacted followed by treatment with hypochlorite. The system operates at 2 L/sec.

18.5.3	Service Water

Service water is used primarily at the Chumpe Mill and small quantities used for dust control on the mine surface operations. The service water is sourced from the Cachi-Cachi underground mine and delivered through Klepetko tunnel. Additional service water is obtained from the TSF facilities. If these sources require supplementation, the water is obtained from Uñascocha Lake and Ococha Lake.

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18.5.4	Water Treatment

Wastewater from the Chumpe mill and the mine is treated at the Klepetko waste water treatment plant. The plant has a capacity of 1,000 L/sec. The treated effluent is re-used in the mill with excess discharged to the Chumpe River. Sludge generated by the treatment plant is placed in the TSF. Domestic waste water from the camps is treated by one of the two wastewater treatment plants. The plants have a total capacity of 1.7 L/sec.

18.6	Energy Supply and Distribution

18.6.1	Power Supply and Distribution

The current total load for the Project is 12.75 MVA. The primary power is provided through Sistema Interconectado Nacional (SINAC) to the Oroya Substation. A three phase, 60 hertz, 69 kV power line owned and operated by Statkraft (SN Power Peru S.A.) through its subsidiary, Electroandes S.A. delivers electricity from the Oroya Substation to the Project substation at Chumpe. Power is delivered at 69 kV line voltage to the mine and processing plant substations and approximately 9 MVA is supplied to the mine and 3.75 MVA is supplied to the processing plant. The powerlines to the plant and mine were upgraded in 2017 to 69 KV to provide more reliable power supply to the Project. Additional load is planned and some of the additional load occurred in 2017 including the addition of a hoist, raisebore equipment, diamond drilling equipment. The future load will increase by approximately 3 MVA at the mine with a 1 MVA pumping system and 2 MVA for an additional hoist to be installed in 2018. A 0.5 MVA increase at the plant is planned due to an additional 372.5 kW tailings pump in 2018. The additional load will be addressed by installation of transformers to increase the capacity of the mine to 12 MVA (November, 2017) and the plant to 8 MVA (December, 2017). The power supply can still be met by the existing 69 kV power system. Statkraft owns, operates, and is responsible for maintenance of the Chumpe substation and the line distribution from the Chumpe substation to the mine substation and to the processing plant substation. 895 kW of backup generation is available through a CAT model 3512B backup generator. The Project completed the addition of a 12.6 kV overhead ring line that allows the mine backup generator to be used for emergency loads in the processing plant and the Cachi-Cachi Zone.

The Project has a 10 year contract that was signed in November of 2013 and runs through October 2023.

18.6.2	Compressed Air

The mine uses compressed air for powering air chutes, drilling equipment, small pumps, and miscellaneous tools. The system includes compressors and tanks at the surface with piping distributing the compressed air throughout the mine. A 149 kW Compressor will be added in 2018 to improve the compressed air system.

The mill has a smaller system for control air and miscellaneous tools.

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18.6.3	Fuel

The site has diesel storage tanks on-site that store fuel for use in surface mining equipment and that can be transferred to the underground fuel storage facilities. These are existing tanks that have been in use for a number of years. There are two sets of fuel tanks that have a total capacity of approximately 104,000 L. The first group of tanks is located at the Chumpe Processing Plant include six tanks at the Chumpe Processing Plant that have a total capacity of just over 68,000 L. The Chumpe tanks provide approximately 30 days of fuel supply for the average consumption of 2,100 L/d. The second set of four tanks is located near the Yauricocha Mine and has a total capacity of approximately 36,000 L. Approximately 5,700 L/d are used from the mine tanks that provide approximately six days of storage. Fuel is purchased from vendors in Huancayo and transported to the site by truck. The 2017 fuel cost is approximately US$3.27/L. Table 18-1 and Table 18-2 show storage capacities of the two storage areas.

Table 18-2: Chumpe Diesel Storage Capacity (Gallons and Liters)

Chumpe Location	Gallons	Liters
Tank 01	3,384	12,810
Tank 02	1,127	4,266
Tank 03	2,230	8,441
Tank 04	2,230	8,441
Tank 05	3,064	11,598
Tank 06	6,000	22,712
Total Chumpe Capacity	18,035	68,270

Source: Sierra Metals, 2017

Table 18-3: Yauricocha Location Diesel Storage Capacity (Gallons and liters)

Yauricocha Location	Gallons	Liters
Tank 07	4,354	16,482
Tank 08	1,643	6,219
Tank 09	1,457	5,515
Tank 10	2,042	7,730
Total Yauricocha Capacity	9,496	35,946

Source: Sierra Metals, 2017

18.7	Tailings Management Area

Tailings from the Chumpe Mill are stored in on-site tailings facilities. The tailings undergo flocculation and settling, and are then processed through a thickener and piped to the existing permitted tailings facility. The dam has a permitted capacity of approximately 2.5 Mt based on the last expansion completed in early 2016 (Stage 4 expansion). The facility in the Stage 4 configuration with 3.5 m of freeboard and a capacity of approximately 600,000 m3 will allow storage of the tailings material for approximately 11 months from October 2017 at the deposit rate of per year of 634,000 m3/y. An expansion will occur in 2018 (Stage 5).

18.7.1	Stage 4 Design

Yauricocha hired Tierra Group International, LTD (Tierra Group) to review and design the required tailing dam facility so that the mine can continue producing. This most recent tailings dam is known as the Stage 4 expansion. The summary provided here were selected from “Informe Final – CQA – TGI” volumes I, II, III and IV (Tierra Group, 2016). SRK has summarized the findings in this section and does not take any design responsibility since SRK is not the “Engineer on Record” for the design.

Figure 18-4 shows the as-built drawing of the latest embankment on-site, the Stage 4 expansion.

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Source: Tierra Group, 2016

Figure 18-4: Stage 4 Tailings Storage Facility As-built Drawing

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Tierra Group is the engineering company that designed and reviewed the construction and inspection of all works performed on the dam. In the document reviewed, daily logs and pictures of all tasks were recorded to ensure a record was kept. According to the document, QA/QC was done on the dam and the company generated an appendix on the document describing all the QA/QC procedures that meet industry best practices. Laboratory tests were performed in multiple known laboratories following industry guidelines.

Construction Methodology

The embankment is a centerline/downstream construction built using 0.3 m lifts compacted using 10 t compactors. In areas near the mountain contacts, the lifts were 0.10 m.

Two materials types were used for the construction of the embankment. The first is a run-of-mine (RoM) material with most of the material being less than 13 mm with an average dry density of 2.116 g/cm3. The installed embankment with this material has a volume of 15.7 Mm3. During installation, the moisture content was estimated to be 8.5%.

The second material was crushed and screened on-site and is typically less than 76 mm in size. The material had an averaged dry density of 2.4 g/cm3 and a moisture content during installation of 8.7%.

A primary Terramesh system was installed with a volume of 0.46 km3 and an average density of 2.421 g/cm3. A second Terramesh system was installed with a 1.3 km3 volume.

The total fill for Phase 4 of the dam is 130 Mm3. The top of the dam will be at an elevation of 4,529 and is approximately 44.5 m in height. The width of the crown is 7 m. The dike length is 267 m.

Currently there are five piezometers working on the dam and three piezometers that are not working. Figure 18-5 shows the piezometer locations.

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The piezometers are noted in red.

Source: Tierra Group, 2016

Figure 18-5: Piezometer Location in Stage 4 Tailings Storage Facility

KCB Engineering also provided support to construct the TSF. Figure 18-6 shows the as-built for the Terramesh.

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Source: Tierra Group, 2016

Figure 18-6: Terramesh As-built Drawings

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Seismicity

Cesel Engineers (2006) conducted a study of seismic risk. The results of regression analysis on seismic records from Huaytapallana, Cavesh and Quinoa were developed specifically for the Project area. The analyses results indicate that the extreme earthquake, i.e. largest earthquake that a seismogenic zone can produce under known tectonic conditions, would be a 7.25 Ms magnitude earthquake from a shallow subduction event 60 km away.

The study recommended, based on the results of deterministic and probabilistic analyses, that a design earthquake for the 475 years return period event have a peak horizontal ground acceleration (PGA) of 0.40 g. This PGA should be used for design of all structures at the mine located on firm soil or rock. For pseudo-static design of slope embankments and walls, 50% of the PGA has been recommended, or 0.20% of gravitational acceleration for lateral seismic coefficient in the project area, including the tailings dam.

Factor of Safety Analysis

Based on the documentation provided, the dam was designed with a minimum factor of safety (FoS) of 1.5, but no specific sections were provided. Additionally, the engineering companies (KCB and Tierra Group) stated that geotechnical studies were performed but SRK did not confirm this information.

18.7.2	Expansion of Tailings Dam (Stage 5 and 6)

Sierra Metals engaged Geoservice Ingenieria (GI) to design the tailings expansion for Stages 5-7 with a priority on the Stage 5 design that will be constructed in 2018. SRK didn’t undertake a full review of the designs. GI was contracted in 2013 by Sierra Metals to design approximately 10 years of additional capacity. The future tailings storage for the Project will incorporate three additional 4 m raises to the existing TSF. The three raises are called Stage 5, 6, and 7. GI reviewed the previous design study by Klohn Crippen Berger (April 2009) and the GI report from October 2013. A topography surface was provided by Sierra Metals in 2013. GI reviewed the site hydrology, geology, hydrogeology, seismic risk, and designed the TSF facility raises. GI also performed a geotechnical analysis showing that the FoS of the design was adequate. Table 18-4 shows the results of the stability analysis.

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Table 18-4: Yauricocha GI Stability Analysis for Stages 4, 5, 6, and 7.

Stage	Section of Analysis	End of Construction		In Operation
		Upstream	Downstream	Type of Failure	Static	Pseudo-static ag=0.20 g
		FoS			FoS
		Minimum: 1.3	Minimum: 1.3		Minimum: 1.5	Minimum: 1.0
4	Section A-A’	2.068	1.741	Local	2.403	1.577
				Global	1.773	1.213
5	Section A-A’	2.486	1.849	Local	2.488	1.697
				Global	1.977	1.367
6	Section A-A’	2.451	1.738	Local	2.648	1.448
				Global	2.083	1.152
7	Section A-A’	2.176	1.792	Local	2.615	1.713
				Global	2.086	1.176

Source: Sierra Metals, 2017

The TSF design for key design elements are summarized in Table 18-5.

Table 18-5: Yauricocha Key Design Elements for Stages 5, 6, and 7.

Design Item	Units	Stage 5	Stage 6	Stage 7
Altitude of crown, Previous Stage	masl	4,529	4,533	4,537
Maximum altitude of tailings, Previous Stage	masl	4,526	4,531	4,535
Height of extra elevation, This Stage	m	4.0	4.0	4.0
Altitude of crown, This Stage	masl	4,533	4,567	4,541
Maximum level of storage:	masl	4,531	4,535	4,539
Freeboard	m	2.0	2.0	2.0
Width of crown:	m	8.0	8.0	8.0
Length of Dam:	m	305.0	372.0	425.0
Inclination Upstream:	grade	Vertical (strengthened ground)	Vertical (strengthened ground)	Vertical (strengthened ground)
Inclination Downstream:	grade	2.5H: 1.0V	2.5H: 1.0V	2.5H: 1.0V
Volume of excavation/conformation:	m3 excavation/ m3 fill	13,170 / 383,006.7	13,170 / 386,006.7	13,170 / 383,006.7
Storage	m3/t	2,046,385 / 2,864,939	1,789,140/ 2,504,796	1,930,550/ 2,702,770
Useful Life	years - (months)	3.22 (38.6)	2.82 (33.8 months)	3.04 (36.5)

Source: Sierra Metals, 2017

The designs of Stages 5, 6, and 7 yield a total storage of approximately 5.8 Mm3 or 8.1 Mt of tailings, which yields approximately nine years of storage at the projected annual tailings deposition rate of 633,971 m3/y and an average tailings density of 1.4 t/m3. Table 18-6 summarizes the results of the study and projected direct capital cost of the raises.

Table 18-6: Yauricocha Summary Design Results for Stages 5, 6, and 7.

Stage	Volume (m3)	Capacity (t)	Years	Direct Capital Cost (US$)	Unit Cost per Tonne Tailings (US$/t)
5	2,046,385	2,864,939	3.2	$ 3,736,749	$ 1.30
6	1,789,140	2,504,796	2.8	$ 1,958,392	$ 0.78
7	1,930,550	2,702,770	3.0	$ 2,493,605	$ 0.92
Total	5,766,075	8,072,505	9.1	$ 8,188,747	$ 1.01

Source: Sierra Metals, 2017

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18.8	Waste Rock Storage

Waste rock generated by the Project is used as backfill underground with the remainder transported to the surface, primarily through the Klepetko Tunnel. There is an existing 1.2 Mm3 waste storage area on the surface and in historic open pits that are proximate to the shaft area that will be backfilled as a reclamation requirement. Some development material will be hoisted through the shafts to backfill the pit. The trucking of waste from the plant location into the open pit is ongoing with 2016 tonnage of 260,902 t and a 2017 tonnage of 321,372 t through September of 2017

There is a borrow area on site for general construction purposes and to support tailings construction.

18.9	Other Waste Handling

Two on-site landfills are used to dispose of the Project industrial and sanitary waste. The Project collects waste oil, scrap metal, plastic, and paper and it is recycled at off-site licensed facilities.

18.10	Logistics

Materials and supplies needed for the Project operation are procured in Lima and delivered by truck. Labor is bussed to the site on the existing highways and roads from Lima or Huancayo.

The concentrates produced by the Project are transported overland by 30 to 40 t trucks to the refinery. Costs for transportation, insurance, and related charges are included in the treatment costs for concentrates. The concentrates are processed by a smelter in Peru with treatment and refining charges agreed to in advance under annual contracts.

18.11	Off-Site Infrastructure and Logistics Requirements

The Project has no off-site infrastructure of substance and the five concentrate products are trucked to customer locations in Peru. The products consist of lead sulfide concentrate, copper concentrate (polymetallic), copper concentrate (campaign), zinc concentrate, and lead oxide concentrate.

18.12	Communications and Security

The site has an existing communications system that includes local internet, a fiber optic backbone, a telephone system, and an underground telephone system. A paging system is also available at the plant and mine.

There are security checkpoints at the main access road, the mill site, and at the camp entrance.

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19	Market Studies and Contracts

Yauricocha is a polymetallic operation that currently produces lead, zinc and copper concentrates, which are sold to various smelters with slightly different specifications. Yauricocha currently holds contracts for the provision of its various concentrates, these contracts were not reviewed by SRK, but their terms were included in the provided technical economic model. The terms appear reasonable and in line with similar operations SRK is familiar with. No material concentrate contract changes are expected in the foreseeable future.

The payable metals produced from the Yauricocha concentrates are zinc, copper, silver, lead and gold. These commodities are traded on various metals exchanges. Metal prices were provided by Sierra Metals and are based on an independent study commissioned by them. The provided price curve has good adherence with recent metal prices and general consensus of market forecasters. The metal price assumption is presented in Table 19-1.

Table 19-1: Metal Prices

Year	Au (US$/oz)	Ag (US$/oz)	Cu (US$/lb)	Pb (US$/lb)	Zn (US$/lb)
2018	1,290.00	18.65	2.70	1.02	1.31
2019	1,300.00	19.25	2.80	1.01	1.24
2020	1,305.00	19.55	3.00	1.00	1.17
2021	1,320.00	20.00	3.05	0.98	1.14
2022 and on	1,310.00	19.90	2.95	0.94	1.06

Source: Sierra Metals, 2017

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20	Environmental Studies, Permitting and Social or Community Impact

20.1	Required Permits and Status

20.1.1	Required Permits

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,000 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

Among the relevant permits, the following can be highlighted:

•	Land ownership titles;
•	Public registrations (SUNARP) of:
o	Process concession,
o	Mining concession,
o	Constitution of “Acumulación Yauricocha”, and
o	Land ownership and Records owned property (land surface) and lease; and
•	2016 water use right proof of payment.

20.1.2	State of Approved Permits

Table 20-1 lists SMCSA´s permits and licenses which has been prepared based on reports of the Ministry of Energy and Mines (MINEM), Public Registry of Mining (current INGEMMET), National Water Authority (ANA), National Public Registry Authority (SUNARP), General Directorate of Environmental Health (DIGESA), notary and information provided by SMCSA.

The following permits were not available for review:

•	Mine ventilation permit;
•	2016‘s Closure Plan financial guarantee accreditation;
•	2016´s mining concessions proof of payment;
•	2016´s processing concession proof of payment; and
•	Landfill permit.

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Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Environmental Management Instruments
PAMA, ITS and EIA
	01/13/1997		Valid	MINEM	Approval of the PAMA (Plan de Adecuación y Manejo Ambiental), Environmental Adjustment and Management Program of the Yauricocha Production Unit of CENTROMIN located in the district of Alis, province of Yauyos and department of Lima	Directorate Resolution N° 015-97-EM/DGM
	05/23/2002		Valid	MINEM	Approval of the modification of the implementation of the PAMA of the Yauricocha Production Unit by CENTROMIN	Directorate Resolution N° 159-2002-EM-DGAA
	02/08/2007		Valid	MINEM	Approval of the implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMCSA	Directorate Resolution N° 031-2007-MINEM-DGM Report N° 963-2006-MINEM-DGM-FMI-MA
	06/09/2015		Valid	MINEM	Conformity of the Supporting Technical Report (ITS, Informe Técnico Sustentatorio) to the PAMA for "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD", presented by SMCSA	Directorate Resolution N° 242-2015-MINEM-DGAAM Report N° 503-2015-MINEM.DGAAM-DNAM-DGAM-D
	11/12/2015		Valid	MINEM	Conformity of the second Supporting Technical Report (ITS) to the PAMA for "Technological improvement of the domestic waste water treatment system " PAMA Accumulation Unit Yauricocha presented by SMCSA	Directorate Resolution N° 486-2015-MINEM-DGAAM Report N° 936-2015-MINEM-DGAAM-DNAM-DGAM-D
	07/03/2017		Valid	MINEM	Approval of the third amendment of the ITS to the PAMA for “Addition of new equipment and infrastructure in the Chumpe concentrator plant process” of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 176-2017-MINEM-DGAAM Report N° 288-2017-MINEM-DGAAM-DNAM-DGAM-D
Mine Closure Plan –PCM
	08/24/2009		Valid	MINEM	Approval of the Mine Closure Plan (PCM) at feasibility level of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 258-2009-MINEM-AAM Report N° 999-2009-MINEM-AAM-CAH-MES-ABR
	12/17/2013		Valid	MINEM	Approval of the Yauricocha Mining Unit Mine Closure Plan Update, presented by SMCSA	Directorate Resolution N° 495-2013-MINEM-AAM Report N° 1683-2013-MINEM-AAM-MPC-RPP-ADB-LRM
	01/08/2016		Valid	MINEM	Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 002-2016-MINEM-DGAAM Report N° 021-2016-MINEM-DGAAM-DNAM-DGAM-PC
	01/15/2016	01/17/2017	Expired	SMCSA	Proof of payment for Mine Closure Plan guarantee. Amount 14'346,816.00 USD-Period 2016	Report N° 2570612
	02/28/2017		Valid	MINEM	Approval of the second amendment of the Closure Plan of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 063-2017-MINEM-DGAAM Report N° 112-2017-MINEM-DGAAM-DNAM-DGAM-PC
	12/29/2016	01/17/2018	Valid	SMCSA	Proof of payment for Mine Closure Plan guarantee. Amount 14'458,801.00 USD-Period 2017	Report N° 2669957

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Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Mineral Process Concession
	04/18/1996		Expired	MINEM	Definite authorization to operate the " Yauricocha Chumpe Processing Plant" at an installed capacity of 1350 TMD, CENTROMIN	Report N°164-96-EM-DGM-DPDM
	09/04/2008		Valid	MINEM	Authorization to operate the "Yauricocha Chumpe Processing Plant ", including an additional lead circuit and expanding its capacity to 2010 TMD, SMCSA	Resolution N° 549-2008-MINEM-DGM-V Report N° 178-2008-MINEM-DGM-DTM-PB
	09/16/2009		Valid	MINEM	Authorization to raise the Yauricocha tailings deposit dam crest by an additional 20 m in 4 stages, SMCSA	Resolution N° 714-2009-MINEM-DGM-V Report 242-2009-MINEM-DGM-DTM-PB
	07/14/2010		Valid	MINEM	Authorization to operate the Mill No. 4 (8 'x 10') and the amendment of the "Yauricocha Chumpe" Benefit Concession to the expanded capacity of 2500 TMD, SMCSA	Resolution N°279-2010-MINEM-DGM-V Report N° 207-2010-MINEM-DGM-DTM-PB
	03/04/2011		Valid	MINEM	Operating license for the Ball Mill (5 'x 6') for regrinding, installed in "Yauricocha Chumpe Processing Plant, SMCSA	Resolution N°088-2011-MINEM-DGM-V Report N° 075-2011-MINEM-DGM-DTM-PB
	04/03/2012		Valid	MINEM	Authorization to operate the "Yauricocha" tailings deposit up to 4519 m in altitude (second stage) with a free board of 2 m, SMCSA	Resolution N° 112-2012-MINEM-DGM-V Report N° 112-2012-MINEM-DGM-DTM-PB
	04/29/2014		Valid	MINEM	Authorization to operate the raised "Yauricocha- Chumpe " tailings deposit up to 4522 m in altitude, SMCSA	Resolution N° 0159-2014-MINEM-DGM-V Report N° 128-2014-MINEM-DGM-DTM-PB
	08/03/2015		Valid	MINEM	Authorization to operate the raised "Yauricocha- Chumpe " tailings deposit up to 4524 m in altitude (third stage)	Resolution N° 0344-2015-MINEM-DGM-V Report N° 240-2015-MINEM-DGM-DTM-PB
	10/14/2015		Valid	MINEM	Authorization to build, implement equipment and operate the Chumpe Process Plant Extension Project 2500 to 3000 TMD of the "Yauricocha Chumpe" benefit concession, SMCSA	Resolution N° 0460-2015-MINEM-DGM-MV Report N° 326-2015-MINEM-DGM-DTM-PB
	08/29/2017		Valid	MINEM	Approval of the extension of the "Yauricocha Chumpe" benefit concession area. It was increased by 17,887 Ha. Also, authorization to build and operate civil and electromechanical works of the new equipment and auxiliary facilities of the "Yauricocha Chumpe" benefit concession	Resolution N° 0366-2017-MEM-DGM Report N° 229-2017-MEM-DGM-DTM-PB
Land Ownership
	—	12/21/2021	Valid	SMCSA	Vílchez Yucra family (way of passage and installations)	—
	—	03/07/2022	Valid	SMCSA.	Varillas Vílchez family (56 ha for mining use)	—
	—	07/31/2037	Valid	SMCSA	San Lorenzo de Altis Community (696,6630 ha for mining use)	—
	—	Indefinite	Valid	SMCSA	Mineral processing concession: Yauricocha Chumpe processing plant (148.5 ha for mining use and an authorized capacity for 2500 TMD)	—
	—	Indefinite	Valid	SMCSA	Mining concession: “Acumulación Yauricocha” (18,777.9238 ha for mining use)	—
Water: Use, Discharge and Sanitation Facilities
	2004		Valid		Water use license for population purposes in the Yauricocha Production Unit, whose collection point is the Laguna Acococha – Uñascocha	Administrative resolution N°249-2004-GR-LP-DRA-MOC
	2003		Valid		Water use license for population purposes in the Yauricocha Production Unit whose collection point is the Huacuypacha spring	Administrative resolution N° 1355-2003-AG/DRA-LC/ATDR-MOC
	2004		Valid		Water use license for industrial purposes in the Yauricocha Production Unit whose collection point is the tunnel Klepetko	Administrative resolution N° 142-2004-GR-LP-DRA-MOC

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Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
	2004		Valid		Water use license for mining purposes in the Yauricocha Production Unit	Administrative resolution N° 249-2004-AG/DRA-LC/ATDR-MOC
	2005		Valid		Water use license for population purposes in the Yauricocha Production Unit	Administrative resolution N° 225-2005-GR-LP/DRA-MOC
	07/16/2007		Expired	DIGESA	Sanitary license of the treatment and disposal system for domestic wastes waters of the Yauricocha Production Unit, SMCSA	Directorate Resolution N° 1832-2007-DIGESA-SA
	01/25/2008		Expired	DIGESA	Sanitary license for the treatment of potable water for the Yauricocha and Chumpe mining camps of the Yauricocha Production Unit	Directorate Resolution N° 256-2008-DIGESA-SA
	01/16/2015	01/30/2018	Valid	ANA	Renovation of the treated industrial waste water discharge license (authorized to SMCSA by R.D. N° 011-2015-ANA-DGCRH), for the Chumpe-Yauricocha treatment plant for 427.9 L/sec of the Acumulación Yauricocha Unit.	Directorate Resolution N° 011-2015-ANA-DGCRH
	08/09/2016	2 years after, the operation of treatment plant	Valid	ANA	Authorization to reuse the treated domestic wastewater from Chumpe treatment plant to concentrator plant. Flow = 1.2 L/sec	Directorate Resolution N° 1132-2016-ANA-AAA-CAÑETE-FORTALEZA
	10/26/2016	2 years after, the operation of treatment plant	Valid	ANA

Rectification of the authorization to reuse the treated domestic wastewater from Chumpe treatment plant to concentrator plant.

(authorized to SMCSA by R.D. N° 1132-2016-ANA-AAA-CAÑETE FORTALZA, and modified by R.D. N° 1978-2016-ANA-AAA-CAÑETE FORTALZA),

Correction: Flow = 0.95 L/sec

Directorate Resolution N° 1978-2016-ANA-AAA-CAÑETE-FORTALEZA
Proof of Payment for Surface Water Use
	01/26/2016		Expired	ANA	Proof of payment for surface water use for the year 2015 in collection points authorized by the National Water Authority (ANA) for population, industrial and mining use.	—
	05/03/2016		Valid	ANA	Proof of payment for discharging treated industrial waste water for the year 2016 (Chumpe - Yauricocha treatment plant)	—
	11/07/2016		Valid	ANA	Proof of payment for surface water use for the year 2016
Mining Concessions and others
	02/27/1991		Valid	Mining public register	Including the Yauricocha Chumpe Processing Plant and an area of 148.50 ha	—
	03/06/2002		Valid		Mining concessions transfer contract form CENTROMIN in favor of SMCSA (includes detail of mining concessions and inventory of the assets of Yauricocha Production Unit	—
	09/29/2008		Valid	SUNARP	Constitution of the “Accumulation Yauricocha Concession” (includes details of the Mineral Process Concession)	—
	07/03/2015		—	SMCSA	Inventory of Mining Rights	—
	11/30/2016		Valid	MINEM	Mining Operation Certificate (COM)	Dossier N° 2660533

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Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Property Registrations and Contracts
	03/07/2012	03/072022	Valid	Notary	Lease by the Rods Vilches family	—
	08/27/2013		Valid	SUNARP	Property Registration Certificate: Land located on the right bank of the Huacuypacha creek and the road from Huancayo to Cañete	Supreme decree N° 035-94-JUS
	08/27/2013		Valid	SUNARP	Property Registration Certificate: Land located in the Chumpe region	Supreme decree N° 035-94-JUS
	08/27/2013		Valid	SUNARP	Property Registration Certificate: Located in the location Yauricocha	Supreme decree N° 035-94-JUS
	01/01/2014	12/31/2021	Valid	Notary	Lease by – Los Arrendadores
Contracts, Acts and Agreements
	03/01/2013		Valid	SMCSA	Agreement between the Tomas community and SMCSA (minutes for delivering sheet metal roofing as a donation is)	—
	04/16/2014		Valid	SMCSA	Agreement between the San Lorenzo de Alis community and SMCSA (proceedings of delivery of different materials)	—
	04/26/2014		Valid	SMCSA	Supplementary agreement between the Tinco community and SMCSA	—
	05/05/2014		Valid	SMCSA	Supplementary agreement between the Tomas community and SMCSA	—
	07/02/2014		Valid	SMCSA	Service contract	—
	2015		Valid	SMCSA	Service contract for personnel transport and minutes for delivering different materials as donation	—
	07/03/2015		Valid	SMCSA	Minute of the round table meeting between the Huancachi community and SMCSA. Minute for delivering 112 toilets and accessories.	—
	09/19/2015		Valid	SMCSA	Agreement between the San Lorenzo de Alis community and SMCSA (Minutes for delivering a concrete and metal bridge in Chacarupe and Ananhuichán Alis communities respectively)	—
	02/12/2016		Valid	SMCSA	Agreement between the Tomas community and SMCSA (construction contract)	—
	03/04/2016		Valid	SMCSA	Agreement between the rural community of San Lorenzo de Alis and SMCSA (Minute for delivering a pick-up TOYOTA 0 km and service contract).	—
	04/15/2016		Valid	SMCSA	Agreement between the Huancachi community and SMCSA (Minute for implementing the community center)	—
	04/21/2016		Valid	SMCSA	Agreement between the San Lorenzo de Alis community and SMCSA (Minutes for providing a service contract and sports equipment)	—
	09/30/2017		Valid	SMCSA	Agreement between the Tomas community and SMCSA	—
Community Relation Plans
	2013		Expired	SMCSA	Annual Community Relations Plan - 2013 (including the total amount invested)	—
	2014		Expired	SMCSA	Annual Community Relations Plan - 2014 (including the total amount invested)	—
	2015		Expired	SMCSA	Annual Community Relations Plan - 2015 (including the total amount invested)	—
	2016		Valid	SMCSA	Annual Community Relations Plan - 2016 (including the total amount invested)

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Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Other Documents
	07/18/2007		Valid	Notary	Contract and right of use transaction between the San Lorenzo de Alis community and SMCSA	—
	07/15/2011		Valid	Yauricocha production unit	Reprogramming execution of works, communication works execution - 1st stage (the General Schedule for Yauricocha Tailings Deposit Regrowth, Stages II, III and IV)	Resolution N° 714-2009-MINEM-DGM-V
	12/03/2015		Valid	MINEM	Mining Operation Certificate (COM)	Dossier N° 2556310

Source: Prepared based on reports of Ministry of Energy and Mines (MINEM), Public Registry of Mining (current INGEMMET), National Water Authority (ANA), National Public Registry Authority (SUNARP), General Directorate of Environmental Health (DIGESA), notary and information provided by SMCSA.

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The Environmental Adjustment and Management Program (PAMA), as established by the Supreme Decree Nº 016-93-EM, was the first environmental management tool that was created for mines and metallurgical operations existing before 1994 to adopt technological advances and / or alternative measures to comply maximum permissible limits for effluent discharge and emissions of mining-metallurgical activities. Since then, many environmental regulations have been enacted updating and/or replacing older regulations. The environmental certification for mining activities was transferred from the Ministry of Mining and Energy to the Ministry of Environment; specifically, to the National Service for Environmental Certification (SENACE) effective December 28, 2015.

Though SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorate Resolution N° 242-2015-MINEM-DGAAM), an important gap exists with reference to environmental and social impact assessment as referred to by the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

In addition, SMCSA has two Supporting Technical Reports which authorize the construction of the technological improvement of the domestic waste water treatment system and the addition of new equipment and infrastructure in the Chumpe concentrator plant process. This last Supporting Technical Report (ITS) was approved in 2017 by Directorate Resolution N° 176-2017-MINEM-DGAAM.

SMCSA applied to SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017) within the framework of the Supreme Decree N° 016-1993-EM, as this study was initiated before the enforcement of the D.S N° 040-2014-EM and in application of an exceptional procedure established by it. Nevertheless, as SENACE has in place its procedures of admissibility and evaluation of environmental studies, this study will be subject to these requirements to be admitted, evaluated and approved.

In addition, the Peruvian environmental legislation contemplate that mine owners perform several studies to adjust to these new regulations, such as:

•	Environmental Quality Standards Compliance for Soils (Estudio de Calidad Ambiental-ECA de Suelos). SMCSA submitted this study to MINEM in compliance with the Supreme Decree N° 002-2014-MINAM, with register N° 2488477 (04/10/2015).
•	Comprehensive plan for the adaptation and implementation of the activities to the permissible limits for liquid effluent discharge (Plan Integral para la Adecuación e Implementación de sus actividades a los Limites Permisibles para la descarga de efluentes líquidos). SMCSA submitted this study to MINEM in compliance the Supreme Decree N° 015-2015-MINAM, with register N° 2706233 (19/05/2017).
•	Environmental Impact Assessment Update (Actualización del Estudio de Impacto Ambiental). This study has not been submitted to the MINEM (in compliance with the Supreme Decree N° 019-2009-MINAM) as MINEM did not publish its guideline for operations that operate with a PAMA.

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•	Sworn statement to the General Directorate of Mining Environmental Affairs (DGAAM), and Environmental Control Agency (OEFA) of the activities and/or processes and/or extensions and/or existing components to regularize (Declaración Jurada de los componentes por Regularizar). - In compliance with the Supreme Decree Nº 040-2015-EM all those activities, extensions, and/or components that have not been included in any Environmental Management Instrument had to be declared. SMCSA did not declare any component.
•	Detailed Technical Memorandum (MTD). - In compliance with the Supreme Decree Nº 040-2015-EM, a MTD had to be submitted for all those activities, extensions, and/or components declared to be regularized to sworn statements mentioned above. Once the MTD approved, these components must be integrated into an Environmental and Social Impact Assessment or Environmental and Social Impact Assessment. As no components have been declared to be regularized, no MTD had to be presented.

In those operations where the PAMA is the only principal environmental management tool, this has the category of an environmental certification similar as an environmental impact assessment and therefore is subject of the presentation of the updated environmental impact study as established by the Supreme Decree N° 019-2009-MINAM. The Supreme Decree N° 040-2014-EM, in its First and Second Supplementary Final Provisions, regulates the integration and updating of the environmental impact assessment with the objective that each operating unit shall only have one updated environmental management tool. Therefore, it is likely that the Acumulación Yauricocha Unit will have to present a detailed environmental and social impact assessment in coordination with SENACE if seeking any expansion. This includes a social impact assessment including a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and long-term scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others.

20.2	Environmental Study Results

SMCSA updated, to some extent, its environmental base line and environmental monitoring program to adjust to the mandatory compliances by performing its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., 2015, ITS approved by Directorial resolution N° 242-2015-MINEM-DGAAM), an important gap prevails with reference to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

The monitoring program has been updated since July 2015 according to the ITS (Geoservice Ambiental S.A.C., 2015) and its Report N° 503-2015-MEM-DGAAM/DNAM/ DGAM/D and a First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) has been performed. The following issues of importance are:

•	Land use capacity - Soils are suitable for cold climate grassland and protection;
•	Actual land use - Is limited to urban (private or government), natural pastures and unproductive land;
•	Wetlands - No reference was made to wetlands while these are likely to be present in the area and are protected in Peru;

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•	Soil quality - 32 samples from disturbed areas were analyzed and the results compared to the environmental quality standards for soil (Supreme Decree N° 002-2013-MINAM): arsenic, cadmium, lead and total petroleum hydrocarbons (TPH) exceed the environmental standards, as well as to a lesser extent also: benzene, xylene, naphthalene, toluene and ethylbenzene;
•	Geology - There is predominantly presence of sedimentary rock such as sand-, silt- and claystones, conglomerates, limestones and dolomites;
•	Biology - Terrestrial biology has been assessed in a dry and a wet season:
o	Flora - 12 species were identified listed as protected by Supreme Decree N° 043-2006-AG, among which categorized as Critical Endangered (CR): Ephedra rupestris, and as Endangered (EN): Nototriche tovari, as well as three species belonging to the CITES category II;
o	Birds - Four species were identified listed as protected by Supreme Decree N° 004-2014-MINAGRI, among which categorized as Endangered (EN): Vultur gryphus (Condor), seven species in the IUCN Red List and four species belonging to the CITES category I and II;
o	Mammals - Two species were identified listed as protected by Supreme Decree N° 004-2014-MINAGRI, among which categorized as Endangered (EN): Puma concolor (Puma), Vicugna (Vicuña) and two species belonging to the CITES;
o	Reptiles and amphibians - Three endemic species were identified (gender: Lioalemus), but none is listed as protected;
o	Insects - Insects have not been assessed; and
o	Terrestrial biological monitoring - Though this monitoring in generally mandatory the N° 503-2015-MEM-DGAAM/DNAM/DGAM/D report does not include terrestrial biological monitoring: flora, birds, mammals, reptiles and amphibians, and insects.
•	Hydrobiology - The ITS indicates that in both wet and dry season for most monitoring stations the diatom pollution tolerance index IDG results in moderated polluted water (eutrophication), while the EPT and BMWP indicate in wet season bad water quality with presence of organic matter and in the dry season good water quality with presence of trout (Onchorynchus mykiss). In some trout elevated concentrations of mercury and cadmium were found while in others retention of P, Na, Mg, K and Ca. Successive regular monitoring should be performed in the same five surface water quality monitoring stations for phytoplankton, zooplankton, benthos, periphyton and nekton. The N° 503-2015-MEM-DGAAM/DNAM/DGAM/D report does not indicate the frequency of monitoring;
•	Hydrology - The Yauricocha project is located in eight micro-watersheds belonging to the Alis and Laraos rivers sub-watersheds which include mountain tops with elevations as high as 4800 and 5300 meters above sea level;
•	Springs - The water of the Laraopuquio and Quilcasa springs are slightly acidic while the water from the Chumpe 1 spring exceeds the environmental quality standards for iron, lead and manganese according to the Supreme Decree N° 002-2008-MINAM, category 3 (irrigation of tall and short stem crops and animal’s beverage);
•	Regular monitoring established in the ITS has been performed by EQUAS S.A. for the first quarter of 2016 in accordance to:
o	Supreme Decree N° 040-2014-EM, Environmental protection and management regulation for operating, profit, general labor and mining storage activities;

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o	Supreme Decree N° 015-2015-MINAM. - Amendment to the National Environmental Quality Standards for water and establishment of supplementary provisions;
o	Supreme Decree N° 010-2010-MINAM. - Maximum permissible limits for effluent discharge of metallurgical mining activities; and
o	Supreme Decree N° 002-2013-MINAM. - Environmental quality standards for soil.
•	Surface water quality monitoring - Monthly monitoring is performed in five monitoring stations: M-2, M-4 (707), PM-11, PM-12 and PM13, and quarterly reported to the MINEM. The water quality analysis is performed for those parameters for which national environmental quality standards have been established as for category 3 - subcategory D1 irrigation of tall and short stem crops and D2 animal’s beverage (Supreme Decree N° 002-2008-MINAM Supreme Decree N° 015-2015-MINAM). The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) indicates that the water quality of the Chumpe creek does not comply with the category 3 in the in PM-11 for low dissolved oxygen concentration and in PM-12 and PM-13 for high manganese concentrations while the water quality in the Tinco River complies with the category 3;
•	Underground water quality monitoring - Quarterly monitoring is performed in seven monitoring stations: DR-01-13, DR-02-13, DR-03-13, PB-01-13, PB-02-13, PB-03-13 and PT-01-13. The ITS approval report indicates that the variables to be monitored are: pH, temperature, electrical conductivity, Dissolved oxygen, flow, grease and oils, CN-wad, CrVI, DBO, mercury, bicarbonates, carbonates, fluorides, chlorides, DQO, thermotolerant coliforms and total coliforms, e.coli, enterococci, helminths, phenols, phosphates, nitrates, nitrites, S.A.A.M., sulfur, sulfates, and as total metals: Al, Sb, As, Ba, Bi, Bo, Cd, Ce, Co, Cu, Cr, Sn, P, Fe, Li, Mg, Mn, Mo, Ni, Ag, Pb, Se, Na, Ta, Ti, Va, Zn. As no national environmental quality standards have been set for underground water, the water quality analysis is performed as for those parameters for which surface water national environmental quality standards have been set (category 3 - subcategory D1 irrigation of tall and short stem crops). The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) specifies that the underground water quality meets this reference quality;
•	Effluent water quality - Monitoring is performed monthly, in one monitoring station: V-1 (705) and its quality is compared to Supreme Decree N° 010-2010-MINAM. The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) denotes that the effluent water quality complies with the maximum permissible limits for effluent discharge of metallurgical mining activities;
•	Air quality - Bi-quaternary monitoring is performed in two monitoring stations: CA-01 (704) and CA-02, leeward from the processing plant and windward from the Chumpe mining camp respectively in accordance with Supreme Decree N° 003-2008-MINAM and Supreme Decree N° 074-2001-PCM. As to this new monitoring program no monitoring results are yet available;
•	Noise: Bi-quaternary monitoring is performed in three monitoring stations: R-1, R-2 and R-3 in accordance with Supreme Decree N° 085-2003-PCM;
•	Soil quality monitoring - Quaternary monitoring is performed in three monitoring stations: MI-01-UY, MI-03-UY and MI-06-UY and the results are compared with the environmental quality standards for soil, Supreme Decree N° 002-2013-MINAM. The monitoring results show that MI-01-UY and MI-03-UY comply with the environmental quality standards for soil, while MI-06-UY exceeds the environmental quality standards for soil concentrations of arsenic and lead; and

•	Hence, to enable a proper environmental evaluation monitoring should be reported over a longer time period.

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20.3	Environmental Issues

Data and information for this section is based on the PAMA (SGS, 1996), the Yauricocha Mining Unit Mine Closure Plan Update Report N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM, the ITS (Geoservice Ambiental S.A.C., 2015), ITS Report N°503-2015-MEM/DGAAM/DNAM/DGAM/D and the ITS (Geoservice Ambiental S.A.C., 2017), ITS Report N° 288-2017-MEM/DGAAM/DNAM/DGAM/ D.

Accumulación Yauricocha is an underground mine operated by the method of ascending cut and fill stoping to extract its polymetallic ore (sulfides) of lead, silver, copper, zinc and iron and lead silver oxide ore.

•	Ore transport - The ore is transported from the Klepetko tunnel to the hopper of the mineral Chumpe processing plant;
•	Waste rock - Waste rock is hauled through the mine entrances and stored in the waste rock dump at Chumpe, which has a storage capacity of 320,000 m3 when reaching level 4156 (meters above sea level). Another 17 waste rock dumps are considered to be closed. Though the Closure Plan and its updates consider two types of covers for the closure of the waste rock dumps – one for non-acid rock drainage generating material (NPAG) and another for potential acid rock drainage generating material (PAG) – no comprehensive study on potential acid rock drainage was available to review as to whether the different waste rock dumps are NPAG or PAG. No mention was found on differentiating PAG waste rock from NPAG waste rock or its differentiated management. To prevent rainfall runoff from getting into contact with the waste rock the implementation of collecting channels have been foreseen as part of the closure design of the larger dumps. No information has been found on the water percolating through the waste rock dumps; and
•	Ore processing - The ore is processed in the Chumpe mineral processing plant which has two separate flotation circuits:
o	One, of 2500 TMSD in capacity, to process polymetallic ores; and
o	Another, of 500 TMSD in capacity, to process the lead and silver oxide ore.

The process is conventional with stages of crushing, grinding, regrinding, selective flotation, and filtration, dispatch of concentrates and transport, and tailings storage.

•	Tailings - The tailings deposit is located at an elevation of 360 m and 2.6 km upstream of the existing processing plant and several camps and installations, in the location that once was the Yauricocha Lake. The tailings dam was built with compacted granular material of intrusive and metamorphic origin. The design considers growing the crest in five stages. According to the reports N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM and N° 503-2015-MEM-DGAAM/DNAM/DGAM/D the global stability is stable under static and pseudo static conditions. SMCSA has obtained the authorization to operate the third stage of the tailings deposit and start the construction of the fourth stage. The PAMA and closure plan update indicate that the tailings are considered PAG, as tailings deposited from 1979 to 1988 contains 31.4% of pyrite and tailings deposited from 1989 to 1996 contains 17.6% pyrite. No additional recent data and no comprehensive study on the mineralogical composition and drainage quality in the short, medium and long term were available to review in order to have a better understanding of the tailings geochemical-physical characteristics and its environmental implications.

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o	Regarding water management:
-	Water in the tailings pond is composed of water from the tailings pulp, direct rainfall and mine water from the Victoria tunnel; clarified water from the tailings pond is pumped to a tank and returned to the processing plant by gravity, closing the circuit;
-	Filtrations are captured by a system of underdrains and sent towards the underdrain sump and pool for recirculation; and
-	Channels on the right and left of the tailings deposit capture the rainfall runoff preventing them to enter in contact with the tailings.
o	Regarding its management and control, SMCSA monitors the design parameters, the physical stability by piezometers installed in the tailings dam, and the cleaning of the rainfall runoff channels (SMCSA´s 2015 Annual Memory).
•	Domestic and industrial solid waste - SMCSA operates a sanitary landfill for domestic wastes and has warehouses for temporary storage of recyclable waste. Recyclable non-hazardous solid waste and hazardous solid waste are delivered to a solid waste traders company (EC-RS) and a solid waste server company (EPS-RS) respectively, both authorized by DIGESA, complying with the Regulations of the General Law of Solid Waste;
•	Effluent, surface and groundwater management and control:
o	Mine water - The mine water from the Klepetko tunnel is collected in a channel and directed to the water treatment plant at Chumpe where it is neutralized by adding lime and its solid particles depressed by adding flocculants;
o	Wastewater control - SMCSA operates three domestic wastewater treatment plants called PTARD (the Spanish acronym) for residual domestic waste water treatment plant:
-	One with a capacity of 17 m3/day, installed in the area Chumpe, and another with a capacity of 40 m3/day, installed in the La Esperanza areas, operate by activated sludge and multiple aeration. The treated water seeps into the subsoil. Nowadays,

In the ITS (Geoservice Ambiental S.A.C., 2017), ITS Report N° 288-2017-MEM/DGAAM/DNAM/DGAM/D, SMCSA indicate the replacement of these two PTARD for one PTARD with capacity of 50 m3/day,

-	One with a capacity of 100 m3/day, installed in the Chumpe area, operates by means of sequential biological reactors. The treated water is incorporated in the mineral processing plant (zero effluent).
o	Surface water quality control - Monthly monitoring of water for quarterly reporting to the MINEM and ANA includes verification of the compliance with Maximum Permissible Limits (Supreme Decree N°010- 2010-MINAM) and Environmental Quality Standards for Water (Supreme Decree N° 002- 2008-MINAM, as amended by Supreme Decree N° 015-2015-MINAM); and
o	Groundwater quality control - Quarterly is monitored by nine piezometers.
•	Emissions and dust control:
o	Bi-quaternary monitoring two monitoring stations: one leeward from the processing plant and the other windward from the Chumpe mining camp; and

o	Dust prevention by wetting the road surfaces (dirt roads) during the dry season (vehicle traffic).

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20.4	Operating and Post Closure Requirements and Plans

SMCSA has a closure plan with three approved amendments:

•	Yauricocha Mine Unit Closure Plan, approved by Directorate Resolution N°258-2009-MEM/AAM (08/24/2009) and Report N°999-2009-MEM-AAM/CAH/ MES/ABR;
•	Yauricocha Mine Unit Closure Plan Update, approved by Directorate Resolution N°495-2013-MEM-AAM (12/13/2013) and Report N°1683-2013-MEM-AAM/ MPC/ RPP/ADB/LRM;
•	Yauricocha Mine Unit Closure Plan Modification, approved by Directorate Resolution N°002-2016-MEM-DGAAM (01/08/2016) and Report N°021-2016-MEM-DGAAM/DNAM/DGAM/ PC; and
•	Yauricocha Mine Unit Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM (02/09/2017) and Report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC.

In 2007, a feasibility-level Closure Plan for the Yauricocha Mining Unit was developed by CESEL S.A. following the requirements of the Peruvian legislation for mine closure, “Ley de Cierre de Minas”, Law N° 28090 and its Regulation, Supreme Decree N° 033-2005-EM and its amendments Supreme Decree N° 035-2006-EM and Supreme Decree N° 045-2006-EM. and based on the content recommended by the DGAAM in the Guideline for Preparation of Mine Closure Plans approved by Resolution R.D. N° 130-2006-AAM, dated April 2006.

This Closure Plan considers eight areas: Central, Cachi-Cachi, Éxito, El Paso, Ipillo, Chumpe, Yauricocha and Florida.

In 2012, pursuant to Peruvian regulations, the Mine Closure Plan was updated by Geoservice Ingeniería S.A.C. and approved in 2013.

Finally, in 2015 and in 2017 the time schedule of the Closure Plan has been modified in accordance with the mine’s life by its Closure Plan modification and second amendment respectively.

20.5	Post-Performance or Reclamations Bonds

On January 5, 2017, the bank guaranty for the compliance of the Mine Closure Plan regarding Yauricocha Mine Unit Closure Plan Update (approved by Directorate Resolution N° 002-2016-MINEM-DGAAM) has been renewed and increase from US$14,346,816.00 to US$14,458,801.00.

The Second Amendment of the Closure Plan (approved by Directorate Resolution N°063-2017-MEM-DGAAM, 02/28/2017) designates that the mining operator shall record the guarantee by varying annuities the first days of each year, so that the total amount required for final and post closure is recorded by January 2022 as shown in Table 20-2.

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Table 20-2: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

20.6	Social and Community

SMCSA maintains a relationship with the communities of San Lorenzo de Alis, Huancachi, Tomas and Tinco, and have subscribed to various agreements with those communities. To some extent, SMCSA maintains a relationship with the Santo Domingo de Larao community. The company assists with various projects but have not subscribed to any agreement as Santo Domingo de Larao do no permit developing mining activities in their community.

20.6.1	Agreements

In compliance with its social responsibility policy, SMCSA has subscribed to various annual agreements with the surrounding communities including San Lorenzo de Alis, Huancachi, Tomas and Tinco. These commitments are intended to address the needs identified by these communities. The assistance primarily addresses sheep raising by introducing improved livestock. Additionally, activities are intended to improve irrigation infrastructure and local communication by implementing local bridges and some roads.

Table 20-3 summarizes the annual agreements per community (2013 to 2016). Most of these commitments have been fulfilled with respect to the Delivery Acts.

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Table 20-3: Annual Agreements per Communities 2013 - 2016 – Summary

Community	Agreements, Covenants and Letter	Obligations by Covenant / Agreement / Act / Letter	State of Projects
		Mining Company	Execution
2013
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society. 2013	• Improvement of Chupurune irrigation system. Corona will pay for the costs demanded by the construction of this irrigation system and they will execute it.	Fulfilled

•    Installation of irrigation system by aspersion and pastures sowing in Chupurune.

•    Corona will deliver the materials required to repair the irrigation system by aspersion.

•    About earth movements.

•    Provide seeds and fertilizers to sowing 1 Ha of pastures.

Fulfilled
		• Construction of Piscigranja bridge. • Corona will hire skilled and unskilled labor.	Fulfilled

•    Construction of Lloclla and Cantuchaca bridges.

•    Corona will pay for the costs demanded by the construction of two bridges, one gate for both bridges and the improvement of the accesses to these bridges.

Fulfilled

•    Purchase of sheep reproducers and implement one livestock medical kit.

•    Corona formalizes this agreement through the addendum covenant 2013 (04/28/14).

•    Provide money to buy reproducers and medical kit.

Fulfilled
		• Support in health issue: perform 02 medical campaigns.	Fulfilled
		• Support in educational issue: provide school supplies to students of Initial and First Grade from Alis.	Fulfilled
Huancachi	Act of Meeting. Round Table. Huancachi Community and Corona Mining Society. 2013	• Provide of 112 middle bathrooms.	Fulfilled
		• Rubblering (filling) of the trail to the Huascacocha entrance.	Fulfilled
Tomas	Covenant between Tomas Community and Corona Mining Society. 2013

•    Improvement of the Basic Educational Institution of Tomas population – Providing of 80 calamines.

•    Provide clothes for teachers of Santisima Trinidad Educational Institution.

•    Support in health issue: perform 02 medical campaigns

Fulfilled
Fulfilled
Fulfilled
	Conformable Commitment Covenant 2013 - Complementary	• Genetic improvement of herd (livestock). • Improvement of irrigation system – Sinhua Farm. • Installation of improved pastures – Sinhua. • Protection of terrain of pastures – Sinhua.	Fulfilled
Fulfilled
Fulfilled
Fulfilled
Tinco	Complementary Covenant between Tinco Community and Corona Mining Society.	• Huaclacancha entanglement (Corona will provide materials required to entangling the terrain and will pay the 80% of the labor cost).	Fulfilled
		• Elaboration of Local Communal technical profile (Corona will support the study elaboration).	Fulfilled
Tinco	Commitment between Company and Community	• Provide construction materials for the fence	Fulfilled (1)

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Table 20-3: Annual Agreements per Communities 2013 - 2016 – Summary

Community	Agreements, Covenants and Letter	Obligations by Covenant / Agreement / Act / Letter	State of Projects
		Mining Company	Execution
2014 – 2015 – 2016
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2014	• Provide construction materials and personal for the Chacarure and Ananhuichan bridges	Fulfilled
	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2015	• Acquisition of van 4x4 to provide transportation service. • Corona will pay the cost of the van.	Fulfilled
		• Elaboration of the Alis Communal Development Plan. • Corona will hire the Consultant to make this study.	Fulfilled
		• Support in health issue: perform 01 medical campaign.	Fulfilled
		• Support in educational issue: provide school supplies to students of Initial and First Grade.	Fulfilled
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2016	• Strengthening of the productive activities which are currently being developed in San Lorenzo de Alis Community.	In Process
		• In health issue: perform 01 medical campaign.	Fulfilled (1)
		• In educational issue: provide school clothes to students of Basic and High School.	Fulfilled
		• Institutional strengthening: 03 training workshop in issues of community organization. • Citizen participation and Citizen oversight of participatory budgets.	In Process
Huancachi	Act of Meeting. Round Table. Huancachi Community and Corona Mining Society 2014 - 2015 - 2016	• Furniture for the Local Communal / Huancachi hotel (Corona is committed to get quotes for the Hotel furniture).	In Process (1)
		• Acquisition of van 4x4 to provide transportation service. Corona will pay the cost of the van.	Fulfilled (1)
		• Elaboration of the Communal Development Plan. Corona will hire a Consultant to make this study.	In Process
Tomas	Covenant between Tomas Community and Corona Mining Society 2014 - 2015	• Improvement of the infrastructure of the dairy processing establishment.	In Process
		• Elaboration of the Communal Development Plan. Corona will hire a Consultant to make this study.	In Process
		• Conservation of Natural Pastures Project.	In Process (1)
		• Attention in matters of Health: 01 Medical Campaign (Corona will support the campaign economically).	Fulfilled
		• Attention in matters of Education: Provide school packages to children of the initial and basic school.	Fulfilled

(1)	The evidence is attached to the documents of the year 2017. This information was delivered by SMCSA

Source: UP Yauricocha, RRCC/SMCSA/ OCTOBER 2017

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Community Relations Annual Plans are prepared and each program budgeted. Table 20-4 shows the investment for 2016.

Table 20-4: 2016´s Community Relations Annual Plan Investment

2015 Community Relations Annual Plan	Amount Budgeted (US$)	Amount Spent (US$)
Education	12,611.01	19,458.62
Healthcare	3,404.38	11,730.17
Local sustainable development	145,056.24	140,139.56
Basic infrastructure	5,644.14	41,983.51
Institutional and capabilities empowerment	4,736.53	4,736.53
Culture promotion	2,072.23	5,369.68
Total	$173,524.53	$223,418.07

Source: SMCSA, 2017, PLAN ANUAL_RRCC_2016

20.6.2	Assistance to Santo Domingo de Laraos Community

No agreements have been subscribed with the Santo Domingo Laraos community as their authorities and people do not give the social license to perform mining activities in Ipillo and other points of interest to SMCSA. Nevertheless, SMCSA has supported various small projects and support schools and other aspects of the community as indicated in Table 20-5.

Table 20-5: Assistance to Santo Domingo de Laraos Community – Summary

Assistance	Status	Delivery Act
Renting a truck (0 km) they have acquired offering service to the mining unit	Fulfilled	Hire of truck August 26, 2014
Donation 01 melamine round table, a cabinet with decorative doors and 06 chairs	Fulfilled	Record of Delivery, June 26, 2014
Donation of 151 wooden poles 6 "x 2.5 M. L.	Fulfilled	Record of Delivery, April 21, 2015
Improving 2.5 km of roads to enable vehicle access from the Laguna Pumacocha to the Rock Paintings of Qilcasca	Fulfilled	Record of Delivery, April 2, 2015
Donation of S/. 3000 for the anniversary of the community	Fulfilled	Record of Delivery, August 31, 2015
Donation of 25 tracksuits for the magisterial community of the “avión” district	Fulfilled	Record of Delivery, July 6, 2015
Donation of the transport to deliver 50 recycled plastic cylinders for the construction of floating cages.	Fulfilled	Record of Delivery, June 29, 2015
Donation of 50 gallons of oil to the Municipal District of Laraos	Fulfilled	Record of Delivery, June 3, 2015
Donation of cleaning implements for Initial Educational Institution Laraos	Fulfilled	Record of Delivery, June 11, 2015
Donation of one truck of surplus wood for domestic use to the possessors of the “Success” area	Fulfilled	Record of Delivery, June 3, 2015
Donation of 50 gallons of oil to the Community of Laraos	Fulfilled	Record of Delivery, March 19, 2015
Donation of a computer, printer and computer accessories	Fulfilled	Record of Delivery, March 29, 2015
Donation of 51 tracksuits for the students of the primary school of Laraos	Fulfilled	Record of Delivery, June 14, 2015

Source: UP Yauricocha, RRCC/SMCSA/ JUNIO 2016

20.7	Mine Closure

This section has been prepared based on the Yauricocha Mine Unit Closure Plan Update´s Report N°1683-2013-MEM-AAM/MPC/RPP/ADB/LRM and the Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM (02/08/2017) and Report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC.

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SMCSA is committed to perform progressive closure activities starting in 2016 and finishing in 2022, final closure in a span of two years and post-closure in five years 2025 to 2029 (this latter is the minimum period required to achieve physical, geochemical and hydrological stability of the area occupied by the mining unit as per Peruvian legislation).

The mine closure objective is to recover conditions similar to pre-mining conditions and/or uses compatible with the surrounding environmental conditions.

Specific objectives are:

•	Human health and safety. - Ensure public health and safety implementing measures to eliminate risks such as pollution caused by acid rock drainage or waste, that could be transported to populated areas by water or wind;
•	Physical stability. - Implement environmental and technical measures to maintain physical stability of the mining components in the short, medium and long term (including mine entrances, chimneys, waste rock dumps, tailings deposits, etc.) that must withstand seismic and hydrological extraordinary events;
•	Geochemical stability. - Implement measures to maintain chemical stability of the mining components in the short, medium and long term (including mine entrances, chimneys, waste rock dumps, tailings deposits, etc.) that must withstand ordinary and hydrological extraordinary hydrological events;
•	Land use. - Implement measures to enhance post-mining beneficial land use, restoring gradually soil fertility for agriculture, livestock, landscape and / or recreational use, considering the topographical conformation and integration into the landscape;
•	Water use. - Implement measures in the Production Unit Acumulación Yauricocha to prevent contamination of superficial and underground water, and focusing on restoring those water bodies, which have been potentially affected, by means of a strategic recovery for post-mining use.

20.8	Reclamation Measures During Operations and Project Closure

20.8.1	Reclamation Measures during Operations and Project Closure

The Second Amendment of the Closure Plan (2017) considers:

•	Incorporating new mining components that were approved by the Directorate Resolution N°242-2015-MEM-DGAAM and the Directorate Resolution N°486-2015-MEM-DGAAM;
•	Improving the closing activities of the Central, Amoeba and Maritza pits;
•	Improving the closure of the mine portal level 330 Victoria; and
•	Reprogramming the final closure of some components to progressive closure.

20.8.2	Temporary Closure

In case of a temporary closure (for a period less than three years), ordered or not by the competent authority, SMCSA will develop a detailed care and maintenance plan considering future operations and evaluating the social impacts associated with it.

The temporary closure considers:

•	Remove and save mobile equipment;

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•	Demolition, salvage and disposal - not applicable during temporary closure;
•	Physical stability - maintain mine entrances, chimneys, tailing deposit, waste rock dumps, and infrastructure;
•	Geochemical stability - maintain tailings deposit and waste rock dumps sedimentation ponds to capture any drainage;
•	Hydrological stability - maintain canals and ditches in an operative state;
•	Landform - profiling the outer slope of the tailing deposit;
•	Social programs - mitigate impacts on local employment and local development implementing the following programs:
o	Communication, culture and participation program;
o	Environmental education and training program;
o	Health and responsible environmental management program; and
o	Citizenship: leadership, institutional strengthening and project transfers program.

It will be adopted the following preventive measures:

•	Communicate to DGAAM any temporary closure program (indicating the causes);
•	Final closure must be made if the closure needs to be prolonged over three years;
•	Designate responsibilities for the safety and cleanliness of the facilities;
•	Instruct the surrounding population on risk related to temporary closed facilities;
•	Seal all areas that are potentially dangerous to the environment and the population, placing signs and symbols that indicate their danger for containing materials that could affect the environment;
•	Perform facility inspections and establish a periodic schedule to perform the necessary maintenances (including wind erosion and sediment transport control, channels, ditches and sediment ponds), safety and environmental inspections, water quality monitoring and progressive reclamation monitoring;
•	Perform safety inspections to prevent risks associated to the physical stability of underground workings and surfaces exposed to weathering, such as tailings deposits slopes;
•	Implement measurements to prevent accidents (environmental or public) by:
o	implementing security berms;
o	blocking accesses to mine entrances; and
o	profiling slopes if needed.

20.8.3	Progressive Closure

Progressive closure is performed simultaneously during operation and considers the following:

•	Dismantling - All materials in disuse will be dismantled.
•	Demolition, salvage and disposal - Not applicable during progressive closure.
•	Physical stability:
o	Open pits in disuse - the Mascota, Juliana, Pawac and Poderosa pits will be partially filled with surrounding waste rock and pit slopes will be stabilized by benching and the Central, Amoeba and Maritza pits will be closed.

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o	Mine entrances - four mine entrances will be closed by a masonry wall without drainage, and in one land forming using waste rock and a proper cover will be applied (Type 2, see geochemical stability).
o	Waste rock dumps:
-	Waste rock from the Mascota, Juliana and Triada dumps will be removed to the Central pit;
-	Waste rock from the Mariela dump will be removed to the Central pit and Mariela mine entrance;
-	Waste rock from the Pawac dump will be removed to the Pawac pit;
-	Waste rock from the Poderosa dump will be removed to the Poderosa pit; and
-	The passive Triada waste rock dump and the Cachi-Cachi waste rock dump will be stabilized and covered.
•	Geochemical stability - implementing covers considering the material to be covered (i.e. its mineralogy, net neutralization potential, presence of acid drainage, granulometry, topography and slopes) considering two types:
o	Type 1, to cover non-acid generating materials: 0.20 m of organic material, revegetated; and
o	Type 2 to cover acid generating materials: 0.20 m of organic material, overlaying a layer of 0.20 m draining material, overlaying a layer of 0.20 m clay material, overlaying a 0.20 m thick layer of limestone; and revegetated.
•	Hydrological stability - implementing collector channels considering two types:
o	Type 1 - trapezoidal masonry channel with base and height of 0.50 m and 0.50 m and slope of 1H: 2V (flow 0.45 m3/sec);
o	Type 2 - trapezoidal masonry channel with base and height of 0.60 m and 0.65 m and slope of 1H: 2V (flow 0.90 m3/sec);
•	Landform - consist of leveling, re-contouring and organic soil coverage;
•	Revegetation - planting native grasses such as Stipa ichu and Calamagrostis sp.;
•	Social programs - programs are designed year by year considering the following topics:
o	Education;
o	Healthcare;
o	Local sustainable development;
o	Basic infrastructure;
o	Institutional and capabilities empowerment; and
o	Culture promotions.

Table 20-6 lists components that have been closed as to October 2013 (as per report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM) and February 2017 (as per report N°112-2017-MEM-AAM/MPC/ RPP/ADB/LRM).

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Table 20-6: Closed Components

Type	Component	Description
Juliana Open pit(1)
Mascota Open pit (1)
Pawac Open pit (1)
Poderosa Open pit (1)
Central Open pit T-1-MC-YA(2)
Amoeba Open pit T-1-MA-YA(2)
Maritza Open pit T-1-MM-YA(2)
Level 300 Mine entrance 247-49-NW(2)
Level 360 Mine entrance 4554-NW(2)
Level 360 Mine entrance 1523-SW(2)
Level 250 Mine entrance 1287-S (2)
Level 210 Mine entrance 4010-NW (1)
Victoria Level 330 B-12-MC-YA(1)
	Chimneys	Chimenea 215-5 – superficie(1)
Chimenea 301-6 – superficie(1)
Waste disposal	Waste rock dumps	Waste deposit Mascota(1)
Waste deposit Juliana(1)
Waste deposit Poderosa(1)
Waste deposit Triada(1)
Waste deposit Level 250(1)
Water treatment	Water treatment plant	Wastewater Treatment System Yauricocha(2)
Water treatment	Water treatment plant	Wastewater Treatment System Chumpe(2)
Quarry	Quarry	Quarry N° 1(1)
Quarry	Quarry	Quarry N° 2(2)
(1)	Components declared in the Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM
(2)	Components declared in the report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC

Source: Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM and report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC

20.8.4	Final Closure

For Final Closure, a final Updated Closure Plan must be presented detailing the closure specifications and process of public consultation. The following components must be closed according to the last approved closure plan and its amendment:

•	Eight mine entrances - 4 in Central, 1 in Cachi-Cachi and 3 Ipillo;
•	Twelve chimneys - 6 in Central, 5 in Cachi-Cachi and 1 in Ipillo;
•	One tailing deposit - in Central;
•	Two shafts - Central and Mascota;
•	Mineral processing plant - in Chumpe;
•	Eight Waste rock dumps - 3 in Central, 1 in Cachi-Cachi. 3 in Ipillo and 1 Chumpe;
•	Mine water treatment plant Chumpe (to treat 270 to 280 L/sec from the Klepetko tunnel);
•	Domestic waste water treatment plant Chumpe (150 m3);
•	Areas for material supply - 2 in Chumpe and 2 in Yauricocha;
•	Two tunnel portals - Klepetko and Yauricocha (note, the Yauricocha tunnel is dry);
•	One open pit - Cachi-Cachi pit;
•	Other infrastructure:

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o	Central Area - warehouse, compressors, shaft, winch, maintenance shop, carpentry, offices, chemical laboratory, camps (Vista Alegre, Esperanza, Americano Hotel and workers houses among others), and a sanitary and industrial landfill;
o	Chumpe Area - Mineral processing plant, central warehouse, fuel stock, junkyard, camps (Chumpe and Huacuypacha), workers houses, employee’s houses, school, stadium and market; and
o	Ipillo Area - 2 concrete slabs and a trench and 1 cutting in Ipillo.

Final closure is achieved when upon completion of the following:

•	Dismantling - An inventory of all reusable equipment will be prepared and all materials in disuse will be dismantled;
•	Cleaning - All materials that have been in contact with dangerous substances will be completely decontaminated;
•	Transfer of property program (e.g., transfer of access roads);
•	Demolition, salvage and final disposal;
•	Physical stability:
o	Open pits - the Central and Cachi-Cachi pits will be partially filled with surrounding waste rock and pit slopes will be stabilized by benching;
o	Mine entrances - the mine entrances will be closed by four types of plugs:
o	Type II, with a masonry wall and drainage;
o	Type III, of reinforced concrete without drainage;
o	Type V, filled with non-acid generating waste rock without drainage, and an hermetic plug of massive concrete.
o	Chimneys - Type I, of reinforced concrete;
o	Yauricocha´s tailings deposit - As to civil design for closing condition; and
o	Areas for material supply - will be developed utilizing stable slopes by benching.
•	Geochemical stability - implementing covers considering the material to be covered (i.e. its mineralogy, net neutralization potential, presence of acid drainage, granulometry, topography and slopes) considering two types:
o	Type 1 - to cover non-acid generating materials: 0.20 m of organic material; revegetated; and
o	Type 2 to cover acid generating materials: 0.20 m of organic material, overlaying a layer of 0.20 m draining material, overlaying a layer of 0.20 m clay material, overlaying a 0.20 m thick layer of limestone; and revegetated.

The Type 2 cover applies to the Yauricocha´s tailings deposit.

•	Hydrological stability - implementing collector channels considering five types:
o	Type 1 - trapezoidal masonry channel with base and height of 0.50 m and 0.50 m and slope of 1H: 2V (flow 0.45 m3/sec);
o	Type 2 - trapezoidal masonry channel with base and height of 0.60 m and 0.65 m and slope of 1H: 2V (flow 0.90 m3/sec);
o	Type 3 - trapezoidal masonry channel with base and height of 0.70 m and 0.75 m and slope of 1H:2V (flow 0.868 m3/sec); applies to the Yauricocha´s tailings deposit and San Antonio waste rock deposit;
o	Type 4 - trapezoidal masonry channel with base and height of 0.80 m and 0.80 m and slope of 1H: 2V (flow 1.661 m3/sec); applies to the Chumpe waste rock deposit; and

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o	Type 7 - trapezoidal masonry channel with base and height of 0.90 m and 1.10 m and slope of 1H:2V (flow 3.047 m3/sec); applies to the Cachi-Cachi Pit waste rock deposit level 300.
•	Landform - consists of leveling, recontouring and organic soil coverage;
•	Revegetation - planting native grasses such as Stipa ichu and Calamagrostis sp;
•	Social programs - programs are designed year by year considering the following topics:
o	Environmental education and training program;
o	Promote local sustainable development; and
o	Promote institutional and capabilities empowerment.

20.9	Closure Monitoring

Operational monitoring continues until final closure is achieved (Section 20.2).

20.10	Post-Closure Monitoring

According to the Yauricocha Mine Unit Closure Plan Update´s Report N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM all post closure monitoring activities shall be performed as follows:

•	Physical stability monitoring - Monitoring of possible displacements and settlements, cracks, slip surfaces control in mine entrances, open pits, tailings deposit, waste rock dumps, camps and auxiliary related installations by topographic landmarks control (fixed concrete bases and stainless plates). The established monitoring frequency for the first two years is bi-annual, and for the following three years annually.
•	Geochemical monitoring - Monitoring of tailings deposit, waste rock dumps, and open pits inspecting the cover´s surface for cracks and slip surfaces. The established monitoring frequency is bi-annual for the first two years and annually for the following three years;
•	Hydrological monitoring - Inspection of the hydraulic components of the tailings deposit, waste rock dumps, and open pits for (structural) fissures, settlements, collapsing and flow obstructions. The established monitoring frequency for the first two years is bi-annual, and for the following three years annually.
•	Water quality monitoring - In three monitoring stations (MA-1, MA-2, MA-3, see footnote 1) for: pH, electrical conductivity, total suspended solids, total dissolved solids, nitrates, alkalinity, acidity, hardness, total cyanide, cyanide wad, ammonium, sulfates, total metals (Al, As, Cd, Ca, Cu, Fe, Pb, Hg, Mo, Ni, Se and Zn), DBO5, DQO, dissolved oxygen. The established monitoring frequency for the first two years is quaternary, and for the following three years bi-annual. No groundwater quality monitoring has been contemplated.
•	Sediments monitoring - Data from three monitoring stations (MA-1, MA-2, MA-3, see footnote) is analyzed for: total metals (Al, As, Cd, Ca, Cu, Fe, Pb, Hg, Mo, Ni, Se and Zn), total cyanide. The data collected shall be compared with reference values for the National Oceanic and Atmospheric Administration of the USA. The established monitoring frequency for the first two years is bi-annual, and annual for the following three years.

[1]	MA-1: Tingo river (UTM: N 424,650; E 8,642,250), MA-2: Milpoca Lake (UTM: N 423,975; E 8,634,588), MA-3: Rodiana creeck wetland (UTM: N 427,310; E 8,631,000).

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•	Hydrobiological monitoring - In three monitoring stations (MA-1, MA-2, MA-3, see footnote) for: phytoplankton, zooplankton, bentos, macrophytas. The established monitoring frequency for the first two years is bi-annual, and annual for the following three years.
•	Biological monitoring - Vegetation control to verify the effectiveness of the plant cover systems evaluating the extent of engraftment of the species, the success of the revegetation systems and the need for complementary planting, seeding, fertilization and vegetation control. The established monitoring frequency for the first two years is bi-annual, and annual for the following three years.
•	Social monitoring - Monitoring to ensure the quality and accuracy of the information collected in the field, ensure the compliance with the goals and achievements of the objectives of the social activities and programs, and achieve its sustainability. The post closure social program monitoring is summarized in Table 20-7.

Table 20-7: Post Closure Social Program Monitoring

Code	Activities and Tasks	Goals	Resources	Indicators	Proofs	Instruments	Frequency
001 training program to develop productive capacities	Selection of persons to participate in the program coordinating with the mining unit and with the beneficiaries, 5 workshops per year	50 people trained annually, 150 people in trained three years	A specialist in development of productive capacities, educational materials, mobility, travel expenses	Number of participants, number of workshops held, field visits	List of attendees, photographic panel, readings and manuals	Convocation of the population of the area of influence and coordination with the stakeholders	Bi-annual/ annual
002 Educational environmental monitoring program	1 workshop to sensitize the population in the area of influence. Training in social monitoring using teaching modules	10 people trained annually for three years, 1 representative for each community as social monitor, 1 monitoring committee	Didactic materials, flipcharts, markers, multimedia, etc. a specialist in environmental education	Number of people of the population of the area of influence trained	List of workshop attendees and field visits, pictures, input and output proofs	Beneficiary population survey on perceptions	Bi-annual/ annual

Source: Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM and Yauricocha Mine Unit Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM

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20.11	Reclamation and Closure Cost Estimate

Table 20-8 and Table 20-9 summarize the results of the updated cost analysis.

Table 20-8: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 20-9: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

MH/MLM	November 2017

SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 208

21	Capital and Operating Costs

As part of the verification process to certify the reserves presented in this report, SRK conducted an economic valuation of the Yauricocha Project including only reserve material. This section outlines the capital and operating costs considered in this valuation. All costs presented in this section are first semester 2017 US dollars, unless stated otherwise.

21.1	Capital Costs

Using an average mining/processing rate of 2,587 t/d and a maximum rate of 3,288 t/d, the Yauricocha reserves should support the Project until the end of the first quarter of 2026.

Considering this LoM, the Project’s technical team prepared an estimate of capital required to sustain the mining and processing operations until the complete exploitation of the reserves. This capital estimate is broken down into the following main areas.

•	Mine Development;
•	Equipment Sustaining;
•	Concentrator Plant;
•	Tailings Dam;
•	Pumping System;
•	Mine Camp;
•	Crosscut (Esperanza Level 1070);
•	Ventilation;
•	Environmental
•	Yauricocha Tunnel;
•	Yauricocha Shaft; and
•	Other.

Mine development is related to any production development that is capitalized. Most of the production development costs are included in the mining operating cost, the part that will be capitalized and amortized against the production was estimated by Sierra Metals and reviewed by SRK. Table 21-1 presents the total estimate of development associated with the operation.

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SRK Consulting (U.S.), Inc.
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Table 21-1: Projection of Development Meters

Area	Description	Type	2018	2019	2020	2021	2022	2023	2024	2025	2026
Esperanza	Level 1170	3.5x3.5	0	0	0	0	0	0	146	284	0
	Main Sub-Level	3.5x3.5	588	216	186	230	229	483	188	271	89
	Ventilation	3.5x3.5	1,537	1,374	1,380	1,385	1,364	1,583	1,307	1,234	606
	Ramp	4.0x4.0	520	311	0	0	168	257	337	465	137
	Sub-Level Access	3.5x3.5	302	167	0	0	0	347	264	183	74
	Cx 5000	5.5x4.0	376	341	181	0	0	0	0	0	0
	Room Cx 5000	4.0x4.0	55	130	40	0	0	0	0	0	0
	Refuge Cx 5000	2.1x2.1	4	8	2	0	0	0	0	0	0
	Rooms	3.5x3.5	648	193	49	7	0	153	150	147	64
	Raise Borer	1.8x1.8	273	0	0	0	0	0	81	80	0
	Raise Borer Ventilation	2.4x2.4	452	0	0	0	0	0	0	196	0
	Chimneys	1.5x2.1	81	0	0	0	0	0	0	71	27
	Access Ventilation	3.5x3.5	502	61	74	106	95	103	42	169	0
Catas Antacaca	Main Sub-Level	3.5x3.0	856	847	920	855	821	0	0	0	0
	Ventilation	3.0x3.0	2,000	2,165	2,164	2,159	2,163	757	0	0	0
	Ramp	3.5x3.5	530	461	455	477	507	98	0	0	0
	Sub-Level Access	3.5x3.0	162	141	127	106	89	16	0	0	0
	Rooms	3.5x3.0	212	230	208	218	250	28	0	0	0
	Chimneys	1.5x2.1	146	163	71	84	229	6	0	0	0
	Raise Borer	1.8x1.8	0	0	196	196	0	192	0	0	0
	Double Chimney	1.2x2.4	0	0	0	65	1	0	0	0	0
Cachi-Cachi	Level 1070	5.5x4.0	0	0	170	0	0	0	0	0	0
	Main Sub-Level	3.5x3.0	155	338	0	0	0	0	0	0	0
	Ventilation	3.0x3.0	757	1,148	8	0	0	0	0	0	0
	Ramp	3.5x3.5	810	362	0	0	0	0	0	0	0
	Rooms	3.5x3.0	431	617	10	0	0	0	0	0	0
	Raise Borer	1.8x1.8	0	80	352	0	0	0	0	0	0
	Orebody Access	3.5x3.0	459	342	0	0	0	0	0	0	0
	Chimneys	1.5x2.4	363	246	0	0	0	0	0	0	0
	CRAM Sub-Level	3.5x3.0	681	846	0	0	0	0	0	0	0
	Orebody Access	3.0x3.0	299	444	0	0	0	0	0	0	0
Rosaura Antacacasur	Level 1070	3.5x3.5	207	0	0	0	0	0	0	0	0
	Level 1170	3.5x3.5	0	0	171	0	0	0	0	0	0
	Main Sub-Level	3.5x3.0	601	578	307	394	60	0	0	0	0
	Ventilation	3.0x3.0	1,381	1,519	1,002	1,002	137	0	0	0	0
	Ramp	3.5x3.5	355	362	496	344	0	0	0	0	0
	Sub-Level Access	3.5x3.0	232	186	196	154	0	0	0	0	0
	Rooms	3.5x3.0	320	298	219	160	10	0	0	0	0
	Chimneys	1.5x2.1	122	170	107	90	15	0	0	0	0
	Raise Borer	1.8x1.8	263	0	202	0	0	0	0	0	0
Mascota – Cuerpos Pequenos	Orebody Access	3.5x3.0	3,564	2,206	929	740	425	317	316	0	0
	Level 1070	3.5x3.5	186	0	0	0	0	0	0	0	0
	Level 1170	3.5x3.5	1,805	886	0	0	0	0	0	0	0
	Level 1270	3.5x3.5	66	1,844	1,256	0	0	0	0	0	0
	Level 1370	3.5x3.5	0	0	1,553	1,550	84	0	0	0	0
	Yauricocha Shaft	4.8x4.8	180	102	0	0	0	0	0	0	0
	Access Ramp	3.5x3.0	1,034	493	483	565	169	134	297	0	0
	Main Ramps	3.5x3.5	698	720	510	0	0	0	0	0	0
	Sub-Level Ramp	3.5x3.0	587	569	912	0	0	11	0	0	0
	Sub-Levels	3.5x3.0	1,203	318	0	21	91	0	0	0	0
	Ventilation	3.0x3.0	447	330	514	519	531	571	76	0	0
	Rooms	3.5x3.0	0	196	243	28	12	22	0	0	0
	Chimneys	1.5x2.1	0	58	209	16	14	18	0	0	0
	Sub-Level Access	3.5x3.0	0	414	358	0	0	0	0	0	0
Total			26,448	22,480	16,258	11,471	7,464	5,094	3,203	3,100	998

Source: Sierra Metals, 2017

From this total development, Sierra Metals estimate that US$13.2 million will be capitalized. The Project’s average development cost is based on actual numbers for the first semester of 2017. The average cost considered is US$1,061/m, which indicates that about 12,439 m of development will be capitalized from years 2018 to 2021, the average cost of development meter is supported by the numbers in Table 21-2.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 210

Table 21-2: Development Cost

Type of Development	Meters	%	Cost (US$/m)
1.2x2.4	66	0.07%	533
1.5x2.1	1,697	1.76%	502
1.5x2.4	609	0.63%	574
1.8x1.8	1,914	1.98%	1,200
2.1x2.1	14	0.01%	1,297
2.4x2.4	648	0.67%	1,118
3.0x3.0	22,090	22.89%	939
3.5x3.0	30,336	31.43%	1,043
3.5x3.5	35,372	36.65%	1,128
4.0x4.0	2,420	2.51%	1,467
4.8x4.8	282	0.29%	1,606
5.5x4.0	1,068	1.11%	1,744
Total	96,516	100.00%	n/a
Average	n/a	n/a	$1,061

Source: Sierra Metals, 2017

Equipment sustaining cost includes the capital to maintain and replace mine and plant equipment.

The Project’s sustaining capital includes the concentrator plant, water pumping systems, expansion of the tailings dam, mine camp, underground mine ventilation, and environmental.

The capital estimate also includes the installation of a new tunnel and shaft to improve underground operations.

In addition to the capital requirements presented above, the evaluation also includes an estimate of working capital requirements based on the following terms:

•	30 days delay in payment of product sales;
•	30 days delay in payables, excluding labor; and
•	60 days inventory of items associated with mining, processing and product transportation.

As this is a currently operating/producing Project, SRK considered that the company already has the necessary working capital in place, estimated at around US$12.2 million, based on the assumptions disclosed above.

The yearly capital expenditure by area is summarized in Table 21-3.

Table 21-3: Capital Summary (US$000’s)

Description	Total	2018	2019	2020	2021	2022	2023
Mine Development	13,203	1,683	3,840	3,840	3,840	0	0
Equipment Sustaining	20,324	4,794	3,806	3,806	3,806	1,806	2,306
Concentrator Plant	3,046	546	500	500	500	500	500
Tailings Dam	7,498	2,046	0	2,958	0	2,494	0
Pumping System	4,500	500	800	800	800	800	800
Mine Camp	2,840	2,540	60	60	60	60	60
Cross cuts (Esperanza 1070 lv)	2,350	2,350	0	0	0	0	0
Ventilation	2,200	1,800	80	80	80	80	80
Environmental	1,188	188	200	200	200	200	200
Other	1,134	1,134	0	0	0	0	0
Yauricocha Tunnel	2,913	2,913	0	0	0	0	0
Yauricocha Shaft	28,491	11,517	12,961	4,013	0	0	0
Total Capital	$89,688	$32,012	$22,247	$16,257	$9,286	$5,940	$3,946

Source: Sierra Metals, 2017

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 211

21.2	Operating Costs

The basis of the operating cost estimate is a first principles approach based on site specific data. Sierra Metals’ technical team provided SRK with their cost estimate on a yearly basis for the projected LoM. The costs were broken down into three main areas:

•	Mining;
•	Processing; and
•	G&A.

Table 21-4 and Table 21-5 show a summary of total operating costs and unit operating costs.

Table 21-4: Operating Cost Summary (US$000’s)

Area	Total	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	356,159	53,898	50,691	45,482	45,982	48,707	46,664	32,363	18,994	13,377
Plant	87,403	10,411	10,411	10,411	11,568	11,568	11,568	8,023	6,110	7,332
G&A	31,269	4,235	4,235	4,235	4,235	4,235	4,235	2,956	1,656	1,244
Total	$31,269	$68,544	$65,338	$60,128	$61,785	$64,511	$62,468	$43,342	$26,761	$21,953

Source: Sierra Metals, 2017

Table 21-5: Unit Operating Cost Summary (US$/t)

Area	Average	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	41.91	49.91	46.94	42.11	38.32	40.59	38.89	38.64	40.48	37.95
Plant	10.28	9.64	9.64	9.64	9.64	9.64	9.64	9.58	13.02	20.80
G&A	3.68	3.92	3.92	3.92	3.53	3.53	3.53	3.53	3.53	3.53
Total	$55.87	$63.47	$60.50	$55.67	$51.49	$53.76	$52.06	$51.75	$57.04	$62.28

Source: Sierra Metals, 2017

The mining cost was developed from the following from five individual types that comprise the mining operation. Table 21-6 presents each function and its associated unit cost.

Table 21-6: Mining Cost Detail (US$/t)

Type	2018	2019	2020	2021	2022	2023	2024	2025	2026
Labor	7.47	7.02	6.30	5.74	5.36	5.10	5.06	5.33	4.95
Consumables	14.44	13.58	12.18	11.08	10.35	9.86	9.78	10.31	9.57
Services	26.46	24.88	22.32	20.31	18.97	18.07	17.92	18.89	17.54
Cost Increment	0.00	0.00	0.00	0.00	4.80	4.80	4.85	4.86	4.86
Other	1.54	1.45	1.30	1.18	1.11	1.05	1.05	1.10	1.02
Total	49.91	46.94	42.11	38.32	40.59	38.89	38.64	40.48	37.95

Source: Sierra Metals, 2017

The detail of the mining cost presented above is based on 2017 costs incurred at the mine. All cost projections prepared for this study are based on current and constant exchange rates and prices for labor, materials and consumables.

It is expected that from 2022 and on the mining operations will concentrate on the lower part of the reserves and this will result in a cost increment of about US$4.80/t, due to longer hauling distances, more pumping costs, etc. This increment will be offset by the estimate that there will be much less operational development in these years, as evidenced by the development detail presented in Table 21-1.

Processing costs and G&A costs were estimated based on 2017 costs incurred at the mine, these are mostly kept constant with variations related to the ore production in each year and the costs variable and fixed natures.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 212

22	Economic Analysis

Sierra Metals is a producing issuer as defined by Section 1.1 of NI 43-101, and Yauricocha is an operating mine with a significant production history. A technical economic model was prepared by SRK to evaluate the Project. This model is based on annual production assumptions and the market conditions, cost estimates, sales deductions, costs, royalties and taxes provided by Sierra Metals’ technical team. This section discloses these assumptions and comments on the profitability of the reserves. The economic model was prepared under the assumption of 100% equity. All financial data is real terms using first semester 2017 dollars. Currency is in real term US dollars, unless otherwise stated.

22.1	Assumptions External to Project

This valuation is based on metal prices provided by SMCSA and reviewed by SRK. SMCSA currently has contracts for the provision of its concentrates; however, SRK did not review the details of existing contracts. The provided price curve has good adherence with current spot prices and general consensus of market forecasters. The metal price assumption is presented in Table 22-1.

Table 22-1: Metal Prices

Year	Au (US$/oz)	Ag (US$/oz)	Cu (US$/lb)	Pb (US$/lb)	Zn (US$/lb)
2018	1,290.00	18.65	2.70	1.02	1.31
2019	1,300.00	19.25	2.80	1.01	1.24
2020	1,305.00	19.55	3.00	1.00	1.17
2021	1,320.00	20.00	3.05	0.98	1.14
2022 and on	1,310.00	19.90	2.95	0.94	1.06

Source: Sierra Metals, 2017

22.2	Commercial Assumptions

Yauricocha is a polymetallic operation that currently produces lead, zinc and copper concentrates, which are sold to various smelters with slightly different specs. This economic analysis was prepared using concentrate sales proceeds and revenue generated by the Yauricocha operation alone. SRK understands that the company also deals into the sales of third party concentrates, but these were not considered in this review. Specific price assumptions were calculated from the aforementioned price curve and through the application of appropriate discounts and premiums based on the physical characteristics and qualities of each product. Product types from Yauricocha are described below:

•	Lead concentrate also containing gold and silver;
•	Zinc concentrate also containing silver; and
•	Copper concentrate also containing gold and silver.

22.3	Taxes, Royalties and Other Interests

The analysis of the Yauricocha Project includes a total of 37.5% of income taxes over taxable income, composed of 8% profit sharing and 29.5% of corporate income tax. Losses carried forward are used when possible, limited to 50% of profits.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 213

A depreciation schedule was calculated by SRK, assuming that the Project is able to depreciate all of its assets by the end of the mine life, which is projected to occur in 2026, based on the reserves disclosed in this report. The depreciation also considers that the Project currently holds an amount of US$67.3 million of installed assets that are yet to be depreciated

The Project includes payment of two types of governmental royalties, the first called a mining royalty and the second called a special mining tax. Both royalties are calculated as a rate depending on the ratio between the EBIT and the Net Revenue. This rate is applied on top of the EBIT, with the difference that the mining royalty can be replaced by a minimum rate of 1% over the net revenue, in case this 1% is higher than the mining royalty rate over the EBIT. The rates for each royalty are presented in Table 22-2.

Table 22-2: Yauricocha Royalty Rates

EBIT	Special Mining Tax		Mining Royalty
(%)	Marg. (%)	Cum. (%)	Marg. (%)	Cum. (%)
0.00	0.00	0.00	0.00	0.00
10.00	2.00	0.20	1.00	0.10
15.00	2.40	0.32	1.75	0.19
20.00	2.80	0.46	2.50	0.31
25.00	3.20	0.62	3.25	0.48
30.00	3.60	0.80	4.00	0.68
35.00	4.00	1.00	4.75	0.91
40.00	4.40	1.22	5.50	1.19
45.00	4.80	1.46	6.25	1.50
50.00	5.20	1.72	7.00	1.85
55.00	5.60	2.00	7.75	2.24
60.00	6.00	2.30	8.50	2.66
65.00	6.40	2.62	9.25	3.13
70.00	6.80	2.96	10.00	3.63
80.00	7.60	3.70	11.50	4.74
85.00	8.00	4.10	12.00	5.34
90.00	8.40	4.52	12.00	5.34

Source: Sierra Metals, 2017

22.4	Production Assumptions

The LoM mine production schedule estimates that the mine will produce about 8.5 Mt of RoM at the following average metal grades:

•	Au: 0.52 g/t;
•	Ag: 46.89 g/t;
•	Cu: 1.23%;
•	Pb: 0.69%; and
•	Zn: 2.37%.

The detail of the life-of-mine RoM production is presented in Table 22-3. Only Proven and Probable reserve material is included in this economic analysis.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 214

Table 22-3: Mine Production Summary

Description	Value	Units
Underground Mining
Development	10,929	m
Mined Ore	8,499	kt
Daily Mining Rate	2,587	t/d
Gold Grade, Mined	0.52	g/t
Silver Grade, Mined	46.89	g/t
Copper Grade	1.23%	%
Lead Grade, Mined	0.69%	%
Zinc Grade, Mined	2.37%	%
Contained Gold, Mined	140.9	koz
Contained Silver, Mined	12,813	koz
Contained Copper, Mined	230,510	klb
Contained Lead, Mined	128,692	klb
Contained Zinc, Mined	443,155	klb

Source: SRK, 2017

Production summary is based on projected reserves exploited from January 1, 2018.

No stockpiling was considered in the plan. The RoM in the production schedule is composed entirely of polymetallic ore. The plant feed is summarized in Table 22-4.

Table 22-4: Plant Feed Summary

Description	Value	Units
RoM Feed
Polymetallic Ore, Processed	8,499	kt
Total RoM Processed	8,499	kt
Average Processing Rate	2,587	t/d
Milled Ore Gold Grade, Processed	0.52	g/t
Milled Ore Silver Grade, Processed	46.89	g/t
Milled Ore Copper Grade, Processed	1.23%	%
Milled Ore Lead Grade, Processed	0.69%	%
Milled Ore Zinc Grade, Processed	2.37%	%
Milled Ore Gold Content, Processed	140.9	koz
Milled Ore Silver Content, Processed	12,813	koz
Milled Ore Copper Content, Processed	230,510	klb
Milled Ore Lead Content, Processed	128,692	klb
Milled Ore Zinc Content, Processed	443,155	klb

Source: SRK, 2017

Plant feed summary is based on projected reserves exploited from January 1, 2018.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 215

Lead concentrate is produced from the processing of polymetallic. The LoM production of lead concentrate is presented in Table 22-5.

Table 22-5: Lead Concentrate Production Summary

Item	Value	Unit
Lead Concentrate
Concentrate Gold Grade	1.47	g/t
Concentrate Silver Grade	1,244	g/t
Concentrate Lead Grade	53.19%
Concentrate Zinc Grade	0%
Recovery
Gold	-
Silver	27.3%
Lead	79.6%
Zinc	0.0%
Concentrate Yield	87.4	kt (dry)

Source: SRK, 2017

Zinc concentrate is produced from the processing of polymetallic ore. The LoM production of zinc concentrate is presented in Table 22-6.

Table 22-6: Zinc Concentrate Production Summary

Item	Value	Unit
Zinc Concentrate
Concentrate Silver Grade	515	g/t
Concentrate Zinc Grade	49%
Recovery
Silver	11.3%
Zinc	87.2%
Concentrate Yield	356.5	kt (dry)

Source: SRK, 2017

Copper concentrate is produced from the processing of polymetallic ore and copper sulfide ore. The LoM production of copper concentrate is presented in Table 22-7.

Table 22-7: Copper Concentrate Production Summary

Item	Value	Unit
Copper Concentrate
Concentrate Gold Grade	1.87	g/t
Concentrate Silver Grade	315	g/t
Concentrate Copper Grade	27.3%	%
Recovery
Gold	9.0%
Silver	16.7%
Copper	55.1%
Precipitate Yield	211.0	kt (dry)

Source: SRK, 2017

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 216

Current contracts for the sales of the metal concentrates establishes the terms for the payment of each metal contained in the products. These NSR Terms are presented in Table 22-8.

Table 22-8: Concentrate NSR Terms

Item	Value	Unit
Lead Concentrate
Au Minimum Deduction	0.93	g/t
Au Payability Factor	95%	%
Au Refining Charge	15.00	US$/oz

Ag Minimum Deduction	50.08	g/t
Ag Payability Factor	95%	%
Ag Refining Charge	1.05	US$/oz

Pb Minimum Deduction	3.0%	% points
Pb Payability Factor	95%	%
Pb Treatment Charge	48.00	US$/t
Price Participation
Lower Base Price	2,300.00	US$/t
Upper Base Price	2,450.00	US$/t
Lower Premium	0.14	US$/t
Upper Premium	0.18	US$/t
Zinc Concentrate
Zn Minimum Deduction	8.0%	% points
Zn Payability Factor	85%	%
Zn Treatment Charge	30.00	US$/t
Price Participation
Lower Base Price	2,800.00	US$/t
Upper Base Price	3,000.00	US$/t
Lower Premium	0.22	US$/t
Upper Premium	0.27	US$/t
Copper Concentrate
Au Minimum Deduction	1.24	g/t
Au Payability Factor	90%	%
Au Refining Charge	7.00	US$/oz

Ag Minimum Deduction	0.00	g/t
Ag Payability Factor	90%	%
Ag Refining Charge	0.50	US$/oz

Cu Minimum Deduction	1.0%	% points
Cu Payability Factor	97%	%
Cu Treatment Charge	12000%	US$/t-conc.
Cu Refining Charge	0.12	US$/lb

Source: SRK, 2017

22.5	Analysis Conclusions

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue. Figure 22-1 presents a graphical representation of each metal’s contribution to the Project’s revenue.

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SRK Consulting (U.S.), Inc.
NI 43-101 Technical Report on Resources and Reserves – Yauricocha Mine	Page 217

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

Source: SRK, 2017

Figure 22-1: Metal Contribution to Revenue

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23	Adjacent Properties

SRK is not aware of any adjacent properties to the Yauricocha mine as defined under NI 43-101.

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24	Other Relevant Data and Information

There is no other relevant information or explanation necessary to make the technical report understandable and not misleading.

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25	Interpretation and Conclusions

25.1	Geology and Exploration

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza and Cuye will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine. SRK also understands that recent geophysical surveys will be used to target additional prospective areas.

The understanding of the geology and mineralization at Yauricocha is based on a combination of geologic mapping, drilling, and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive QA/QC methods and more modern practices for drilling and sampling. SRK notes that the majority of the remaining resources in areas such as Mina Central and Cachi-Cachi are supported by more modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

The current QA/QC program is aggressive and should be providing very high confidence in the quality of the analytical data. Unfortunately, the results from both ALS and the Chumpe laboratories continue to show significant failures which could be related to a number of factors that may be out of the control of the laboratory.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, but that there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all of the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

25.2	Mineral Resource Estimate

The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel, and the resource estimations presented herein have been conducted by independent consultants using supporting data generated by site personnel. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques from drilling and development information. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drill and channel samples, and applying industry-standard estimation methodology. Mineral Resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs.

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SRK notes that the procedures used for estimating the Mineral Resources at the mine (i.e. Minera Corona) are in development and are far more advanced than previous years. SRK noted some unusual approaches with the sample selection criteria and search distances that yielded reasonable results but that could be refined. For example, the sample selection criteria were locally very restrictive and search distances very limited, and could be improved through more detailed geostatistical analysis. Regardless, SRK’s review and validation of the Minera Corona models found them to be reasonable approximations of the input data and supported by the mine’s excellent understanding of the geology.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

25.3	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated, and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

25.4	Mineral Reserve Estimate

The procedures and methods supporting the Mineral Reserve estimations have been developed in conjunction with Sierra Metals mine planning personnel. The reserve estimates presented herein have been conducted by Sierra Metals and reviewed by SRK using supporting data generated by the site.

Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, reconciliation-based grade adjustments, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges are based on historic mine to mill reconciliation.

The procedures and methods supporting the Mineral Reserve estimations are reasonable and consistent with industry best practice. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Yauricocha deposit.

25.5	Mining Methods

25.5.1	Mining

The Yauricocha Mine is a producing operation with a long production history. The majority of mining is executed through mechanized sub-level caving with a relatively small portion mined by overhand cut and fill. The mine has well-established proven mining methods and is anticipated to continue to maintain a 3,000 t/d (1.08 Mt/y) production rate for the years 2018 and 2019. It is expected that the reserves and infrastructure to support an increase to 3,300 t/d (1.2 Mt/y) in 2020 and will be achievable and sustainable for the LoM plan.

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25.5.2	Geotechnical

The Yauricocha geotechnical model prepared by SRK in conjunction with Yauricocha (SRK, 2015) has been updated and no significant changes on the rock mass conditions have been reported by the mine staff.

The geotechnical model includes a major fault model, rock mass model, rock mass strength model, rock mass characterization, and granular material (ore) classifications. The geotechnical data was obtained from underground traverse mapping, core logging, laboratory tests, shafts inspections, and outcrop mapping. SRK’s geotechnical QP has reviewed and confirmed that the activities and data collected comply with international standards and industry best practices.

In SRK’s opinion the amount and quality of data is adequate for supporting the current mine design.

Subsidence analyses has demonstrated a reasonable understanding of mechanisms leading to the observed underground and surface subsidence and cracking disturbance.

The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

SRK did not have access to the 2017 updated geotechnical database and relies on the information described by the mine personnel, who indicate that no significant geotechnical changes have been observed since July 2016.

Even though SRK endorses the current mine deigns, Sierra Metals needs to conduct further investigations to determine the effect of the current as-built excavations on the stability of the future mine excavations. SRK recommends that Sierra Metals conduct numerical simulations to determine the optimal mining sequence to reduce the mine induced stresses effect on the new mine stability areas to guarantee successful mining plan.

25.5.3	Hydrology

The hydrology department at SMC collected relevant information during the months of monitoring, also, drainage drillings are being carried out in level 920, from where hydrological information, which will allow alternatives for the control in the intrusive, considering this to be the influencing rock, source of distribution, and direct supplier to the mineralized bodies of the central mine.

The interpretation of the data in underground waters provides the understanding of the principal answer to the issue of underground waters in mining. SRK has not had the opportunity of reviewing this data since they are currently gathering information, and a model of underground waters is being assessed. The integration of the geotechnical models and those of hydrology will be carried out once the model of hydrology is completed. The drain of the immediate hanging wall has improved the conditions of entry in the shooting points. The continuous dehydration will help to improve the stability of the rocky mass near the points of reference. The galleys of drainage seem to be effective, but additional orifices of drainage will be required to eliminate the water of the intrusions immediate to the hanging wall as the extraction advances in depth. The drainage program continues in the zone of the central mine, and the local programs are undergoing in the zones of Cachi-Cachi.

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25.6	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements during the last 18 months, including a crushing stage for the oxide circuit and installation of multiple flotation cells in the polymetallic circuit to improve recovery and deportment of metals.

25.7	Infrastructure

The infrastructure is well developed and functioning as would be expected for a mature operation. The tailings facility continues to develop and will require ongoing monitoring to assure the construction of the next lift is timely to support the operation. Ongoing monitoring of the stability of the embankment and operations practices is recommended to conform to industry best practices.

25.8	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,000 t/d.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA only principal environmental management tool is the Environmental Adjustment and Management Program (PAMA), which has the category of an environmental certification similar as an environmental impact assessment. Its modifications have been awarded by three Supporting Technical Report (ITS, Informe Técnico Sustentatorio). Recently, SMCSA applied to the environmental certification agency SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017). Hence that this study will have to fulfill the SENACE procedures of admissibility to be admitted, evaluated and approved.

Note that an important gap prevails with reference to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

SMCSA also has a closure plan, which has been updated by three amendments.

Table 25-1 through Table 25-3 summarize the results of the updated cost analysis, the annual investment plan and annual calendar for guarantee payment.

Table 25-1: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

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Table 25-2: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 25-3: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

25.9	Capital and Operating Costs

Based on average mining/processing rate of 2,587 t/d and a maximum rate of 3,288 t/d, the Yauricocha reserves should support the project until the end of the first quarter of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 25-4.

Table 25-4: Capital Summary (US$000’s)

Description	Total	2018	2019	2020	2021	2022	2023
Mine Development	13,203	1,683	3,840	3,840	3,840	0	0
Equipment Sustaining	20,324	4,794	3,806	3,806	3,806	1,806	2,306
Concentrator Plant	3,046	546	500	500	500	500	500
Tailings Dam	7,498	2,046	0	2,958	0	2,494	0
Pumping System	4,500	500	800	800	800	800	800
Mine Camp	2,840	2,540	60	60	60	60	60
Cross cuts (Esperanza 1070 lv)	2,350	2,350	0	0	0	0	0
Ventilation	2,200	1,800	80	80	80	80	80
Environmental	1,188	188	200	200	200	200	200
Other	1,134	1,134	0	0	0	0	0
Yauricocha Tunnel	2,913	2,913	0	0	0	0	0
Yauricocha Shaft	28,491	11,517	12,961	4,013	0	0	0
Total Capital	$89,688	$32,012	$22,247	$16,257	$9,286	$5,940	$3,946

Source: Sierra Metals, 2017

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The Project’s operating costs were estimated using a first principles approach and are based on current site-specific data. Table 25-5 and Table 25-6 present the summary of total operating costs and the summary of unit operating costs.

Table 25-5: Operating Cost Summary (US$000’s)

Area	Total	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	356,159	53,898	50,691	45,482	45,982	48,707	46,664	32,363	18,994	13,377
Plant	87,403	10,411	10,411	10,411	11,568	11,568	11,568	8,023	6,110	7,332
G&A	31,269	4,235	4,235	4,235	4,235	4,235	4,235	2,956	1,656	1,244
Total	31,269	68,544	65,338	60,128	61,785	64,511	62,468	43,342	26,761	21,953

Source: Sierra Metals, 2017

Table 25-6: Unit Operating Cost Summary (US$/t)

Area	Average	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	41.91	49.91	46.94	42.11	38.32	40.59	38.89	38.64	40.48	37.95
Plant	10.28	9.64	9.64	9.64	9.64	9.64	9.64	9.58	13.02	20.80
G&A	3.68	3.92	3.92	3.92	3.53	3.53	3.53	3.53	3.53	3.53
Total	$55.87	$63.47	$60.50	$55.67	$51.49	$53.76	$52.06	$51.75	$57.04	$62.28

Source: Sierra Metals, 2017

25.10	Economic Analysis

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue. Figure 25-1 presents a graphical representation of each metals contribution to the Project’s revenue.

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

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Source: SRK, 2017

Figure 25-1: Metal Contribution to Revenue

25.11	Foreseeable Impacts of Risks

Environment, Social and Permitting

Permitting for an expansion or modification might delay as an important gap prevails with reference to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

Other

SRK is unaware of any other significant factors and risks that may affect access, title, or the right or ability to perform the exploration work recommended for the Project.

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26	Recommendations

26.1	Recommended Work Programs

SRK notes that the Yauricocha Mine is currently in operation and has an extensive and robust history of production. Thus, the recommendations that follow are aimed at improving operational performance and grade per tonne reconciliation.

26.1.1	Geology and Mineral Resource Estimation

SRK has the following recommendations for the geology and Mineral Resources at Yauricocha:

•	Construct and compile a single reliable secure drilling and sampling database for the entire mine area, which can be easily verified, audited, and shared internally.
o	This can be accomplished through commercially available SQL database management tools.
•	Exploration should continue in the Esperanza area, which is locally open along strike and at depth.
•	Long-term exploration should be focused on areas such as the possible intersection of the Yauricocha fault and the Cachi-Cachi structural trend, where recent geophysical data is currently being generated to assist in targeting.
•	Exploration should be supported by a reasonably detailed structural model for the area to aid in exploration targeting. At present, this model does not exist and should be generated by mine and exploration personnel.
•	Given the use of channel samples in the Mineral Resource estimations, SRK recommends ensuring that the channel samples are collected on a representative basis, and that they are collected across the entire exposed thickness of an orebody. In addition, they should be weighed for each sample to ensure that appropriate quantities of material are sampled from both the harder, more difficult material and the higher-grade, softer material.
•	SRK strongly recommends reviewing the performance of the QA/QC with the relevant lab and investigating the source of the failures. Reanalysis should be requested for the failed batches, and the new assays should be incorporated into the database.
•	Minera Corona should produce detailed internal documentation summarizing the procedures and methods similar to that described in this report.
o	Of note, SRK strongly recommends developing internal standards and procedures for estimation and reporting of Mineral Resources. Although this is somewhat new for the mine personnel, SRK is of the opinion that sufficient talent and technology support exists to continue to develop this expertise.
•	Classification of certain areas should be reviewed to determine if opportunities exist to refine the scripted classification scheme, or that based on estimation pass (in the case of Minera Corona models) to a hybrid approach taking into account the confidence in the estimation and the reasonableness of the classification distribution.
•	The models estimated internally by the mine should endeavor to regularize certain estimation parameters (such as sample selection criteria) so that these do not vary significantly between metals.

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26.1.2	Mineral Reserve Estimation and Mining Methods

SRK has the following recommendations for the Mineral Reserve estimation practices and mining methods at Yauricocha:

•	Mine to mill reconciliation efforts should continue in order to verify and tune the parameters used to convert resources to reserves particularly the grade adjustment factors. Site personnel are improving the QA/QC program, modeling, and estimation techniques, and the grade adjustment factors may need to be modified as a result.
•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.
•	A consolidated 3D LoM design be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.
•	The reserves LoM plan that was generated for this update be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.
•	The mine planning group work to generate a Yauricocha LoM plan that includes Inferred resource material. Initially, the Inferred material would be designed to a conceptual level of detail and updated as the resource is moved to an Indicated or Measured category.
•	Documentation be developed in the form of a mine planning guideline to formally document the mine planning procedures that are undertaken by the Yauricocha mine planning personnel. The guideline would serve as a checklist of all of the required LoM design inputs and assumptions and would outline the process from receipt of the geology information to handoff to metallurgy. The documentation should identify the steps involved in reserve estimation and could be in the form of a guideline booklet, presentation slide summary, or simple flowchart.
•	Study to determine if modifying the orientation of the sub-level cave drawpoints could result in reduced development. Drawpoints are currently planned perpendicular to the strike of the orebody. In new sub-level cave mining areas, such as Esperanza or Cuye, it may be possible to orient the drawpoints parallel to the strike of the orebody. This orientation could result in fewer development meters required for exploitation of the ore.

26.1.3	Geotechnical

SRK’s geotechnical recommendations are:

•	Yauricocha should continue collecting geotechnical data from the mine excavation and the exploration drill holes;
•	Initiate a stress measurement campaign;
•	Continue implementing short-term and long-term dewatering plan;
•	Examine the effect of the current mine layout on the future-planned excavations and mining units;
•	Update the subsidence model (SRK, 2015); and
•	Examine the current mine sequence and simulate the optimal mine sequence to reduce the risk of losing ore reserves due to unexpected instabilities, subsidence effects on the ore extraction shafts and/or unexpected mudflows.

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26.1.4	Infrastructure

Ongoing monitoring of the stability of the embankment and operations practices is recommended to conform to industry best practices.

26.1.5	Recovery Methods

SRK would recommend that Yauricocha improve the process control by installing instrumentation, particularly in the grinding-classification circuit, more specifically install density control to the ball mill and hydrocyclone classification systems, as well as continuous particle size monitoring of the grinding product. These improvements will allow the plant to reduce electrical energy consumption and ultimately initiate a continuous improvement of the flotation performance.

26.1.6	Environmental Studies and Permitting

SRK has the following recommendations for the environmental and social studies and permitting at Yauricocha:

•	It is likely that the Accumulación Yauricocha Unit will have to present a detailed environmental and social impact assessment in coordination with SENACE in accordance with the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014) if seeking any expansion or modification. This includes preparing a number of studies, according to the terms of reference published by SENACE, such as social impact assessment including a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and long-term scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others. These studies, if well performed, will help to give a better understanding of the environmental and social implications of the mine site.

26.1.7	Economic Analysis and Costs

Mine development quantities and costs used in the valuation were built up from site-specific averages from recent production. The development costs associated with the reserves are only those required to produce the reserves. It is expected that the project will continue to develop new resources and more development will be required in later years, which would result in an increase in mining costs, instead of the decrease projected in the assessment. It is recommended that the these higher costs are also considered when evaluating this asset.

Development cost estimates were mostly included in the mining operating costs. SRK recommends that development costs are prepared on a per meter basis combined with a schedule for operational meters of development. This method will ensure that all the development costs are accounted for and transparent.

The economic analysis contained herein did not consider the impact of an eventual closure of the operation. It is SRK’s understanding that there is the potential to extend the mine life further than what is currently supported by reserves. SRK recommends that Sierra Metals include closure liability and asset retirement obligations associated with the project in the future evaluations.

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26.2	Recommended Work Program Costs

Table 26-1 lists the estimated cost for the recommended work described in Section 26.

Table 26-1: Summary of Costs for Recommended Work

Category	Work	Units	Cost US$
Geology and Resources	Infill Exploration Drilling – Esperanza (1)	25,000 m	2,500,000
	Exploration Drilling - Yauricocha Expansion (1)	100,000 m	10,000,000
	Structural Study	1	100,000
	Training	1	10,000
	QA/QC and Reanalysis	500	12,500
Geotechnical	Annual data and analysis review and data collection	NA	100,000
	Stress measurements	1	30,000
Mining and Reserves	Mining Methods Study – Drawpoint Orientation	1	100,000

Source: SRK, 2017

(1)	Drilling costs assume US$100/m drilling costs.

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27	References

ACOMISA, 2015, Informe Técnico Sustentatorio (ITS): “Mejora Technológica del Sistema de treatamiento de Aguas Residuales Domésticas. 875 pgs. y 13 planos y el levantamiento de observaciones 19 pgs. y 6 planos y Anexos 42 pgs. (la carpeta del Anexo 2 Estudio Hidrologico estaba vacio).

ACOMISA, 2015, Segundo Informe Técnico Sustentatorio (ITS): “Mejora Technológica del Sistema de treatamiento de Aguas Residuales Domésticas. 79 pgs. y 9 planos y Anexos 187 (la carpeta de los capítulos 3, 7, 13 14 y 15 estaban vacios, así como sus anexos).

Bieniawski, Z.T., 1976, Rock mass classification in rock engineering. In Exploration for Rock

Centromin, 1997, Plan de Manejo Ambiental PAMA UDP Yauricocha, Dirección de Asuntos Ambientales. 192 pgs.

CIM, 2014, Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014.

Comunidad Campesina de Huancachi y Sociedad Minera Corona S.A., 04/15/2016, acta de instalación de fecha 05/28/16 y acta de entrega de camioneta del 06/17/16. 9 pgs.

Comunidad Campesina de Huancachi y Sociedad Minera Corona S.A., 7/3/2015, Acta de reunion mesa de dialogo. 4 pgs.

Comunidad Campesina de Laraos y Sociedad Minera Corona S.A., 03/29/2015, Contrato de prestación de servicios transporte de personal y acta de entrega (06/14/2016). 33 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 03/04/2016 y acta de entrega de fecha 04/18/2016 y contrato de servicio de fecha 04/13/15, carta N° 049/RRCC/SMCSA/2014 y carta N° 011-2015-RRCC-SMCSA. 13 pgs

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 04/16/2014, y actas de entrega de fecha: 08/10/14, 12/31/14, 12/15/14, 07/03/14, 11/21/14, 09/30/14, 05/27/14 y 06/07/14, adenda al convenio (04/28/14), carta multilple N° 005/RRCC/SMCSA/2013, acta de entrega de fecha 04/04/14. 28 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 04/21/2016 y contrato de servicio de fecha 02/01/16, Propuesta técnico-económico del Proyecto Fortalecimiento de las actividades economicoas de las familias de la organización comunal de San Lorenzo de Alis y acta de entrega de fecha de 06/14/16. 42 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 09/19/2015, y actas de entrega de fecha 12/12/2015 (puente de concreto en Chacarune y puente metalico Ananhuichán)

Comunidad Campesina de Tinco y Sociedad Minera Corona S.A., 04/26/2014, Convenio Complementario y actas de entrega de fecha: 08/29/2014, 06/06/2014 y contrato de locación con el Arq. Antonio Lopez Bendezú 07/02/2014. 16 pgs.

Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 02/12/2016, contrato de obra de fecha 02/25/16, Cartas N° 051/RRCC/SMCSA/2015, N° 012-RRCC-SMCSA-2015. 34 pgs.

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Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 03/01/2013, y actas de entrega de fecha: 05/10/13, 07/06/13, cartas multiples N° 005/RRCC/SMCSA/2013 y N° 003/ RRCC/SMCSA/2013. 9 pgs.

Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 05/05/2014, Convenio Complementario y actas de entrega de fecha: 06/16/2014, 07/11/2014, 09/17/2014, y 11/21/2014. 11 pgs.

Geoservice Ambiental SAC, 2015, Informe Técnico Sustentatorio para la Ampliacion de la Capacidad de la Planta de Beneficio Chumpe de 2500 TMD a 3000 TMD en la Unidad Acumulacion Yauricocha. 810 pp. 15 capitulos y 4 Anexos (las carpetas de los anexos 8, 9 10 y 11 estaban vacios).

Giletti, B.J. and Day, H.W., 1968, Potassium-argon ages of igneous intrusive rocks of Peru: Nature, v. 220, pp. 570-572

Gustavson, (2015). NI 43-101 Technical Report on the Yauricocha Mine, Yauyos Province, Peru, Prepared for Sierra Metals Inc., by Gustavson Associates, Donald E. Hulse, Thomas C. Matthews, and Deepak Malhotra, Lakewood, Colorado, USA, May 11, 2015, 195pp.

Hoek, E, Marinos, P and Benissi, M., 1998, Applicability of the Geological Strength Index (GSI) classification for very weak and sheared rock masses. Bulletin of Engineering Geology Environment.57, 151-160.

INGEMMET, 2012, Report from the Peru Institute of Geology, Mining, and Metallurgy (INGEMMET) dated June 20, 2012.

Lacy, W.C., 1949, Oxidation Processes and Formation of Oxide Ore at Yauricocha: Soc. Geol. Peru, v. 25th Anniversary Jubilar, pt. 2, fasc. 12, 15 pp.

MINEM, 2002, Approval of the modification of the implementation of the PAMA of the Yauricocha Production Unit by CENTROMIN, Directorial Resolution N° 159-2002-EM-DGAA. 13 pp. (original in Spanish)

MINEM, 2007, Approval of the implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMC, Directorial resolution N° 031-2007-MINEM-DGM, Report N° 963-2006-MINEM-DGM-FMI-MA. 11 pp. (original in Spanish)

MINEM, 2009, Final Report of the Evaluation of the Mine Closure Plan at Feasibility Level of the Yauricocha Mining Unit presented by Sociedad Minera Corona S.A., Report N° 999-2009-MINEM-AAM-CAH-MES-ABR, and Directorial resolution N° 258-2009-MINEM-AAM, 24 pp. (original in Spanish)

MINEM, 2011, Elimination of points of the monitoring program, presented by Sociedad Minera Corona S.A., Report N° 1057-2011-MEM-AAM/WAL/AD/KVS, and Directorial resolution N° 332-2011-MEM/AAM. 7 pp. (original in Spanish)

MINEM, 2011, Elimination of the efluent monitoring point 701, presented by Sociedad Minera Corona S.A., Report N° 010-2011-MEM-AAM/WAL/AD, and Directorial resolution N° 005-2011-MEM/AAM. 5 pp. (original in Spanish)

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MINEM, 2013, Approval of the Yauricocha Mining Unit Mine Closure Plan Update, presented by SMC, Directorial resolution N° 495-2013-MINEM-AAM, Informe N° 1683-2013-MINEM-AAM-MPC-RPP-ADB-LRD. 54 pp (original in Spanish)

MINEM, 2014, Application for assessment of the modification of the Environmental Impact of Mining Unit Accumulation Yauricocha related to the relocation of the air quality monitoring point 704, presented by Sociedad Minera Corona S.A., Report N° 325-2014-MEM-DGAAM/DGAM/DNAM/SIAM, 6 pp. (original in Spanish)

MINEM, 2015a, Conformity of the second Supporting Technical Report (ITS) to the PAMA for "Technological improvement of the domestic waste water treatment system" Accumulacion Yauricocha Unit, presented by Sociedad Minera Corona S.A., Directorial resolution N° 486-2015-MINEM-DGAAM, Report N° 936-2015-MINEM-DGAAM-DNAM-DGAM-D. 19 pp. (original in Spanish)

MINEM, 2015b, Conformity of the Supporting Technical Report (ITS, Informe Técnico Sustentatorio) to the PAMA for "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD", presented by SMC, Directorial resolution N° 242-2015-MINEM-DGAAM, Report N° 503-2015-MINEM.DGAAM-DNAM-DGAM-D. 30 pp. (original in Spanish)

MINEM, 2015c, Authorization to build, implement equipment and operate as to the Chumpe Process Plant Extension Project 2500 to 3000 TMD of the "Yauricocha Chumpe" benefit concession, Sociedad Minera Corona S.A , Resolution N° 0460-2015-MINEM-DGM-MV, Report N° 326-2015-MINEM-DGM-DTM-PB (original in Spanish)

MINEM, 2016, Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit, presented by Sociedad Minera Corona S.A., Directorial resolution N° 002-2016-MINEM-DGAAM, Report N° 021-2016-MINEM-DGAAM-DNAM-DGAM-PC. 13 pp. (original in Spanish)

PMJHR, 2013, Book of Mineral Certificates (Libro de Derechos Mineros Certificado de Vigencia). Prepared by Peru Ministry of Justice and Human Rights (Ministerio de Justicia y Derechos Humanos del Perú), dated September 23, 2013.

SERNANP, 2015, Contribition to the Supporting Technical Report "Technological improvement of the domestic waste water treatment system" of the camps Chumpe and Esperanza of the Accumulacion Yauricocha Unit. Lettre N° 1360-2015-SERNANP-DGANP. 1 pp (original in Spanish)

SERNANP, 2015, Technical Opinion Report N° 501-2015-SERNANP-DGANP. 2 pp. (original in Spanish)

Sierra Metals, 2016, Multiple unpublished reports, tables, maps, and figures. Provided by Sierra Metals and their subsidiary Sociedad Minera Corona S.A.

Sociedad Minera Corona S.A., 01/15/16, Oficio al MINEM Carta Fianza No. 10314717-003 del 17/01/2012 con vencimiento 17/01/2016

Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2013, tabla resumen

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Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2014, tabla resumen

Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2015, tabla resumen

Sociedad Minera Corona S.A., 2015, Reporte Público Sostenibilidad Ambiental Periodo 2014. 16 pgs.

SRK, 2015, Geotechnical Model (Version 1) – Yuricocha Mine, prepared for Sociedad Minera Corona S.A., December 10, 2015

SRK, 2015, Revisión de Subsidencia y Estabilidad de los Piques Mascota y Central Provincia Yauyos , Perú

Thompson, D.S.R., 1960, The Yauricocha Sulphide Deposits, Central Peru: Unpublished PhD dissertation, Imperial College, London, 154 pp.

Tierra Group International, LTD, 2016, “Recrecimiento de la Presa de Relaves, Etapa 4 (Tailings Storage Facility) Infrome Final – CQA – TGI”, prepared for Sociedad Minera Corona S.A., Lima, Peru, Fegrero, 2016

Villaran, 2009, Land Use Contract between San Lorenzo de Alis and Minera Corona, S.A. (Transaccion Extrajudicial y Contrato de Usufructo que Celebran de una Parte la Comunidad Campesian San Lorenzo de Alis y de la Otra Parte Minera Corona, S.A.) Prepared by Ricardo Ortiz de Zevallos Villaran, Notary of Lima, dated November 16, 2007.

Wyllie, D.C & Mah Ch.W., 2004. Rock Slope Engineering, Civil and Mining 4th edition.

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28	Glossary

The Mineral Resources and Mineral Reserves have been classified according to CIM (CIM, 2014). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

28.1	Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

28.2	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

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The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

28.3	Definition of Terms

The following general mining terms may be used in this report.

Table 28-1: Definition of Terms

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of an orebody or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.

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Term	Definition
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

28.4	Abbreviations

The following abbreviations may be used in this report.

Table 28-2: Abbreviations

Abbreviation	Unit or Term
%	percent
°	degree (degrees)
°C	degrees Centigrade
µm	micron or microns
A	ampere
A/m2	amperes per square meter
AA	atomic absorption
Ag	silver
ANA	National Water Authority
ANFO	ammonium nitrate fuel oil
Au	gold
AuEq	gold equivalent grade
BMWP	Biological Monitoring Working Party index
CCD	counter-current decantation
cfm	cubic feet per minute
CIL	carbon-in-leach
CIRA	Certificate of nonexistence of archaeological remains
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
CoG	cut-off grade
ConfC	confidence code
CR	Critical
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
DGAAM	General Directorate of Mining Environmental Affairs
dia.	diameter

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DIGESA	General Directorate of Environmental Health
EC-RS	Solid waste traders company
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
EN	Endangered
EPS-RS	Solid waste server company
EPT	EPT index (Ephemeroptera (mayflies)
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
g/L	gram per liter
g/t	grams per tonne
gal	gallon
g-mol	gram-mole
gpm	gallons per minute
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
INGEMMET	Public Registry of Mining
ITS	Supporting Technical Report
IUCN	International Union for Conservation of Nature
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec	liters per second
L/sec/m	liters per second per meter
lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
m	meter
m.y.	million years
m2	square meter
m3	cubic meter
MARN	Ministry of the Environment and Natural Resources
masl	meters above sea level
MDA	Mine Development Associates
mg/L	milligrams/liter

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MINAGRI	Ministry of Agriculture
MINEM	Ministry of Energy and Mines
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTD	Detailed Technical Memorandum
MTW	measured true width
MW	million watts
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
NPAG	Not potential acid generating
OEFA	Environmental Control Agency
OSC	Ontario Securities Commission
oz	troy ounce
PAG	Potential acid generating
PAMA	Environmental Adjustment and Management Plan
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
PTARD	Domestic wastewater treatment plant
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Designation
SEC	U.S. Securities & Exchange Commission
sec	second
SENACE	National Service for Environmental Certification
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)
SUNARP	National Public Registry
t	tonne (metric ton) (2,204.6 pounds)
t/d	tonnes per day
t/h	tonnes per hour
t/y	tonnes per year
TPH	Total Petroleum Hydrocarbons
TSF	tailings storage facility
TSP	total suspended particulates
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
y	year

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Appendices

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Appendix A: Certificates of Qualified Persons

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Appendix B: Longitudinal Section Showing Yauricocha Life of Mine Plan August 2017-2026

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